Exhibit 10.2

EXECUTION VERSION

CREDIT AGREEMENT

dated as of March 10, 2011,

among

NDS GROUP LIMITED,

as Holdings

NDS FINANCE LIMITED, NDS HOLDINGS (EUROPE) LIMITED and

NDS TREASURY (AMERICAS), LLC,

as Borrowers,

THE GUARANTORS PARTY HERETO,

as Guarantors,

THE LENDERS AND ISSUING BANKS PARTY HERETO,

J.P. MORGAN SECURITIES LLC, J.P. MORGAN PLC and MORGAN STANLEY SENIOR FUNDING, INC.,

as Joint Lead Arrangers and Joint Bookrunners,

BNP PARIBAS LONDON BRANCH, GOLDMAN SACHS LENDING PARTNERS LLC, LLOYDS TSB BANK PLC and UBS LIMITED,

as Joint Bookrunners,

MORGAN STANLEY SENIOR FUNDING, INC.,

as Syndication Agent,

BNP PARIBAS LONDON BRANCH, GOLDMAN SACHS LENDING PARTNERS LLC, LLOYDS TSB BANK PLC and UBS LIMITED,

as Documentation Agents,

JPMORGAN CHASE BANK, N.A.,

as Administrative Agent,

and

J.P. MORGAN EUROPE LIMITED,

as London Agent and Security Agent

[6701-866]

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ANNEXES

Annex 1	Amortization Schedule

SCHEDULES

Schedule 1.01(a)	Commitments
Schedule 1.01(b)	Guarantors
Schedule 1.01(c)	U.K. Non-Bank Lenders
Schedule 3.06(a)	Ownership; No Claims
Schedule 3.06(b)	Registrations
Schedule 3.06(c)	Violations or Proceedings
Schedule 3.07(a)	Equity Interests
Schedule 3.07(c)	Organizational Chart
Schedule 3.08	Litigation; Compliance with Laws
Schedule 3.18	Environmental Matters
Schedule 4.01(f)	Local Counsel
Schedule 6.01(b)	Existing Indebtedness
Schedule 6.02(c)	Existing Liens
Schedule 6.04(a)	Existing Investments

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EXHIBITS

Exhibit A	Form of Administrative Questionnaire
Exhibit B	Form of Assignment and Assumption
Exhibit C	Form of Borrowing Request
Exhibit D	Form of Compliance Certificate
Exhibit E	Form of Interest Election Request
Exhibit F	Form of Joinder Agreement
Exhibit G	Form of Lender Addendum
Exhibit H-1	Form of Tranche A Note
Exhibit H-2	Form of Tranche B Note
Exhibit H-3	Form of Revolving Note
Exhibit I	Form of U.K. Security Agreements
Exhibit J-1	Form of U.S. Security Agreement
Exhibit J-2	Form of U.S. Intellectual Property Security Agreement
Exhibit J-3	Form of U.S. Pledge Agreement
Exhibit K	Form of Solvency Certificate
Exhibit L	Form of Intercompany Agreement
Exhibit M	Form of Non-Bank Tax Certificate
Exhibit N	Mandatory Costs Rate
Exhibit O	Auction Procedures
Exhibit P	Form of Affiliated Lender Assignment and Assumption

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This CREDIT AGREEMENT (this “Agreement”) dated as of March 10, 2011, among NDS FINANCE LIMITED, a company organized under the laws of England and Wales (“NDS Finance”), NDS HOLDINGS (EUROPE) LIMITED, a company organized under the laws of England and Wales (the “U.K. Borrower”), and NDS TREASURY (AMERICAS), LLC, a Delaware limited liability company (the “U.S. Borrower”; each of NDS Finance, the U.K. Borrower and the U.S. Borrower, a “Borrower” and, together, the “Borrowers”), NDS GROUP LIMITED, a company organized under the laws of England and Wales (“Holdings”), the GUARANTORS as defined herein, the LENDERS and ISSUING BANKS from time to time party hereto, J.P. MORGAN SECURITIES LLC, J.P. MORGAN PLC and MORGAN STANLEY SENIOR FUNDING, INC., as joint lead arrangers (in such capacity, “Arrangers”), J.P. MORGAN SECURITIES LLC, J.P. MORGAN PLC, MORGAN STANLEY SENIOR FUNDING, INC., BNP PARIBAS LONDON BRANCH, GOLDMAN SACHS LENDING PARTNERS LLC, LLOYDS TSB BANK PLC and UBS LIMITED, as joint bookrunners (in such capacity, “Bookrunners”), MORGAN STANLEY SENIOR FUNDING, INC., as syndication agent (in such capacity, the “Syndication Agent”), BNP PARIBAS LONDON BRANCH, GOLDMAN SACHS LENDING PARTNERS LLC, LLOYDS TSB BANK PLC and UBS LIMITED, as documentation agents (in such capacity, “Documentation Agents”), JPMORGAN CHASE BANK, N.A., as administrative agent (in such capacity, the “Administrative Agent”) for the Lenders, and J.P. MORGAN EUROPE LIMITED, as London agent (in such capacity, the “London Agent”) for the Lenders and as security agent (in such capacity, the “Security Agent”) for the Secured Parties.

W I T N E S S E T H:

WHEREAS, the Borrowers have requested the Lenders to extend credit in the form of Loans and Letters of Credit on and after the Closing Date, to be used in accordance with the terms hereof; and

WHEREAS, the Lenders are willing to provide the Loans, and the Issuing Banks are willing to issue the Letters of Credit, on and subject to the terms hereof;

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Defined Terms. As used in this Agreement, the following terms shall have the meanings specified below:

“ABR” when used in reference to any Loan or Borrowing, is used when such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Alternate Base Rate.

“ABR Borrowing” shall mean a Borrowing comprised of ABR Loans.

“ABR Loan” shall mean any Loan bearing interest at a rate determined by reference to the Alternate Base Rate in accordance with the provisions of Article II.

“Acquisition Consideration” shall mean the purchase consideration for any Permitted Acquisition and all other payments by Holdings or any of its Restricted Subsidiaries in exchange for, or as part of, or in connection with, any Permitted Acquisition, whether paid in cash or by exchange of Equity Interests or of properties or otherwise and whether payable at or prior to the consummation of such Permitted Acquisition or deferred for payment at any future time, whether or not any such future payment is subject to the occurrence of any contingency, and includes any and all payments representing the purchase price and any assumptions of Indebtedness, “earn-outs” and other agreements to make any payment the amount of which is, or the terms of payment of which are, in any respect subject to or contingent upon the revenues, income, cash flow or profits (or the like) of any person or business acquired in connection with such Permitted Acquisition; provided that any such future payment that is subject to a contingency shall be considered Acquisition Consideration only to the extent of the reserve, if any, required under IFRS at the time of such sale to be established in respect thereof by Holdings or any of its Restricted Subsidiaries.

“Adjusted EURIBO Rate” shall mean, with respect to any EURIBOR Borrowing for any Interest Period, an interest rate per annum (rounded upwards, if necessary, to the nearest 1/100th of 1%) equal to the sum of (a) the EURIBO Rate for such EURIBOR Borrowing in effect for such Interest Period and (b) the Mandatory Costs Rate.

“Adjusted LIBO Rate” shall mean:

(a) with respect to any Eurocurrency Borrowing comprised of Revolving Loans (i) denominated in dollars for any Interest Period, an interest rate per annum (rounded upward, if necessary, to the nearest 1/100th of 1%) equal to (A) the LIBO Rate for such Eurocurrency Borrowing in effect for such Interest Period divided by (B) 1 minus the Statutory Reserves (if any) for such Eurocurrency Borrowing for such Interest Period and (ii) denominated in Sterling for any Interest Period, an interest rate per annum (rounded upward, if necessary, to the nearest 1/100th of 1%) equal to the sum of (A) the LIBO Rate for such Eurocurrency Borrowing in effect for such Interest Period and (B) the Mandatory Costs Rate; and

(b) with respect to any Eurocurrency Borrowing comprised of Tranche B Loans for any Interest Period, the higher of (i) an interest rate per annum (rounded upward, if necessary, to the nearest 1/100th of 1%) equal to (A) the LIBO Rate for such Eurocurrency Borrowing in effect for such Interest Period divided by (B) 1 minus the Statutory Reserves (if any) for such Eurocurrency Borrowing for such Interest Period and (ii) 1.00%.

“Administrative Agent” shall have the meaning assigned to such term in the preamble hereto and includes each other person appointed as the successor pursuant to Article IX.

“Administrative Agent Fees” shall have the meaning assigned to such term in Section 2.07(c).

“Administrative Questionnaire” shall mean an Administrative Questionnaire in substantially the form of Exhibit A or such other form requested by the Administrative Agent.

“Affiliate” shall mean, when used with respect to a specified person, another person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the person specified; provided, however, that, for purposes of Section 6.08, the term “Affiliate” shall also include (a) any person that directly or indirectly owns more than 20% of any class of Equity Interests of the person specified or (b) any person that is an executive officer or director of the person specified.

“Affiliated Lender Assignment and Assumption” shall have the meaning assigned to such term in Section 10.04(h).

“Agents” shall mean the Administrative Agent, the London Agent and the Security Agent; and “Agent” shall mean any of them.

“Agreement” shall have the meaning assigned to such term in the preamble hereto.

“Agreement Currency” shall have the meaning assigned to such term in Section 10.18(b).

“Alternate Base Rate” shall mean, for any day, a rate per annum (rounded upward, if necessary, to the nearest 1/100th of 1%) equal to the greatest of (a) the Base Rate in effect on such day, (b) the Federal Funds Effective Rate in effect on such day plus

0.50% and (c) the one-month Adjusted LIBO Rate determined for such day plus 1.00%. For purposes of clause (c) of this definition, the LIBO Rate (as used in the definition of the term “Adjusted LIBO Rate”) on any day shall be based on the rate per annum determined by the Administrative Agent at approximately 11:00 a.m., London time, on such day by reference to the British Bankers’ Association Interest Settlement Rates for deposits in dollars (as reflected on the applicable Reuters screen) for a period equal to one-month or, if an interest rate is not ascertainable pursuant to the foregoing provision of this definition, the interest rate per annum determined by the Administrative Agent to be the average of the rates per annum at which deposits in dollars are offered for a one-month period to major banks in the London interbank market by the Administrative Agent at approximately 11:00 a.m., London time, on such day. Any change in the Alternate Base Rate due to a change in the Base Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate shall be effective on the effective date of such change in the Base Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate, respectively.

“Anti-Terrorism Laws” shall have the meaning assigned to such term in Section 3.21(a).

“Applicable Agent” shall mean (a) with respect to a Tranche B Loan or Tranche B Borrowing, or any other Term Loan that is denominated in dollars, the Administrative Agent and (b) with respect to (i) a Revolving Loan or a Revolving Borrowing denominated in any currency, (ii) a Tranche A Loan or Tranche A Borrowing, or any other Term Loan that is denominated in Euros or Sterling or (iii) any Letter of Credit, the London Agent.

“Applicable Creditor” shall have the meaning assigned to such term in Section 10.18(b).

“Applicable ECF Percentage” shall mean, for any fiscal year, (a) 50% if the Total Leverage Ratio as of the last day of such fiscal year is greater than 3.25 to 1.00, (b) 25% if the Total Leverage Ratio as of the last day of such fiscal year is less than or equal to 3.25 to 1.00 but greater than 2.75 to 1.00 and (c) 0% if the Total Leverage Ratio as of the last day of such fiscal year is less than or equal to 2.75 to 1.00.

“Applicable Margin” shall mean the following:

(a) For any day, with respect to any Eurocurrency Loan or EURIBOR Loan that is a Revolving Loan or a Tranche A Loan, or with respect to the Commitment Fees payable hereunder, the applicable rate per annum set forth below under the caption “Eurocurrency/EURIBOR Spread” or “Commitment Fee Rate”, as the case may be, based upon the Total Leverage Ratio as of the end of the fiscal quarter of Holdings for which consolidated financial statements have theretofore been most recently delivered pursuant to Section 5.01(a) or (b); provided that, until the date of the delivery of the consolidated financial statements pursuant to Section 5.01(a) or (b) as of and for the fiscal quarter ended March 31, 2011, the Applicable Margin shall be based on the rates per annum set forth in Category 1:

Total Leverage Ratio:	Eurocurrency/EURIBOR Spread	Commitment Fee Rate

Category 1 ≥ 3.50 to 1.00	3.50%	0.75%

Category 2 < 3.50 to 1.00 and ≥ 3.00 to 1.00	3.25%	0.75%

Category 3 < 3.00 to 1.00 and ≥ 2.50 to 1.00	3.00%	0.50%

Category 4 < 2.50 to 1.00	2.75%	0.50%

For purposes of the foregoing, each change in the Applicable Margin resulting from a change in the Total Leverage Ratio shall be effective during the period commencing on and including the Business Day following the date of delivery to the Administrative Agent pursuant to Section 5.01(a) or (b) of the consolidated financial statements indicating such change and ending on the date immediately preceding the effective date of the next such change. Notwithstanding the foregoing, the Applicable Margin shall be based on the rates per annum set forth in the Category that is one level above the then-effective Category (i.e., resulting in the next higher Applicable Margin) if Holdings and the Borrowers fail to deliver the consolidated financial statements required to be delivered pursuant to Section 5.01(a) or (b) or any Compliance Certificate required to be delivered pursuant hereto, in each case within the time periods specified herein for such delivery, during the period commencing on and including the day of the occurrence of a Default resulting from such failure and until the delivery thereof.

(b) for any day, with respect to any ABR Loan or Eurocurrency Loan that is a Tranche B Loan, the applicable rate per annum set forth below under the caption “ABR Spread” or “Eurocurrency Spread”, as the case may be, based upon the Total Leverage Ratio as of the end of the fiscal quarter of Holdings for which consolidated financial statements have theretofore been most recently delivered pursuant to Section 5.01(a) or (b); provided that, until the date of the delivery of the consolidated financial statements pursuant to Section 5.01(a) or (b) as of and for the fiscal quarter ended March 31, 2011, the Applicable Margin shall be based on the rates per annum set forth in Category 1:

Total Leverage Ratio:	ABR Spread	Eurocurrency Spread

Category 1 > 3.00 to 1.00	2.00%	3.00%

Category 2 ≤ 3.00 to 1.00	1.75%	2.75%

For purposes of the foregoing, each change in the Applicable Margin resulting from a change in the Total Leverage Ratio shall be effective during the period commencing on and including the Business Day following the date of delivery to the Administrative Agent pursuant to Section 5.01(a) or (b) of the consolidated financial statements indicating such change and ending on the date immediately preceding the effective date of the next such change. Notwithstanding the foregoing, the Applicable Margin shall be based on the rates per annum set forth in the Category that is one level above the then-effective Category (i.e., resulting in the next higher Applicable Margin) if Holdings and the Borrowers fail to deliver the consolidated financial statements required to be delivered pursuant to Section 5.01(a) or (b) or any Compliance Certificate required to be delivered pursuant hereto, in each case within the time periods specified herein for such delivery, during the period commencing on and including the day of the occurrence of a Default resulting from such failure and until the delivery thereof.

“Applicable Percentage” shall mean, at any time with respect to any Revolving Lender, the percentage of the aggregate Revolving Commitments represented by such Lender’s Revolving Commitment at such time; provided that, in the case of Section 2.20, when a Defaulting Lender shall exist, “Applicable Percentage” shall mean, at any time with respect to any Revolving Lender, the percentage of the aggregate Revolving Commitments (disregarding any Defaulting Lender’s Revolving Commitment) represented by such Revolving Lender’s Revolving Commitment at such time. If the Revolving Commitments have terminated or expired, the Applicable Percentage shall be determined based upon the Revolving Commitments most-recently in effect, giving effect to any assignments of Revolving Loans and LC Exposures that occur after such termination or expiration and to any Lender’s status as a Defaulting Lender at the time of determination.

“Approved Bank” shall mean (a) a Lender, (b) First International Bank of Israel, United Mizrahi Bank, Bank Hapoalim and Bank Leumi, but only with respect to the operation of the Israeli part of the business of Holdings and its Subsidiaries, (c) any bank or financial institution that has a rating for its long-term debt obligations of A or higher by S&P or Fitch or Aa1 or higher by Moody’s or a comparable rating from an internationally recognized credit rating agency or (d) any other bank or financial institution approved by the Administrative Agent (in its reasonable discretion).

“Approved Fund” shall mean any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.

“Arrangers” shall have the meaning assigned to such term in the preamble to this Agreement.

“Asset Sale” shall mean (a) any conveyance, sale, lease, sublease, assignment, transfer or other disposition (including by way of merger or consolidation and including any Sale and Leaseback Transaction) of any property, excluding sales of inventory, licenses and sub-licenses of Intellectual Property (other than exclusive licenses of, or assignments to, the rights to commercialize Intellectual Property of the kind described in Section 6.06(h)) (whether in consideration of periodic royalty payments or a lump sum payment) and assignments and dispositions of cash and Cash Equivalents, in each case (other than in the case of cash and Cash Equivalents), in the ordinary course of business, by Holdings or any Restricted Subsidiary and (b) any issuance or sale of any Equity Interests of any Restricted Subsidiary of Holdings, in each case referred to in clauses (a) and (b), to any person other than (i) any Borrower, (ii) any Guarantor or (iii) other than for purposes of Section 6.06, any other Restricted Subsidiary.

“Assignment and Assumption” shall mean an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 10.04(b)), and accepted by the Administrative Agent, in substantially the form of Exhibit B or any other form approved by the Administrative Agent.

“Attributable Indebtedness” shall mean, when used with respect to any Sale and Leaseback Transaction, as at the time of determination, the present value (discounted at the rate of interest implicit in such transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in any such Sale and Leaseback Transaction; provided, however, that if such Sale and Leaseback Transaction results in a Capital Lease Obligation, the amount of Attributable Indebtedness represented thereby shall be determined in accordance with the definition of the term “Capital Lease Obligation” and shall not constitute Attributable Indebtedness.

“Auction” shall mean an auction pursuant to which a Purchasing Borrower Party offers to purchase Term Loans pursuant to the Auction Procedures.

“Auction Manager” shall mean (a) the Administrative Agent or (b) any other financial institution or advisor employed by the Borrowers (whether or not an Affiliate of the Administrative Agent) to act as an arranger in connection with any Auction; provided that the Borrowers shall not designate the Administrative Agent as the Auction Manager without the written consent of the Administrative Agent (it being understood that the Administrative Agent shall be under no obligation to agree to act as the Auction Manager).

“Auction Procedures” shall mean the procedures set forth in Exhibit O.

“Auction Purchase Offer” shall mean an offer by a Purchasing Borrower Party to purchase Term Loans of one or more Tranches pursuant to an auction process conducted in accordance with the Auction Procedures and otherwise in accordance with Section 10.04(h).

“Available Basket Amount” shall mean, at any time, an amount equal to (a) the cumulative amount of the Applicable Basket Percentage (as defined below) of Excess Cash Flow for each fully completed fiscal year of Holdings commencing with the fiscal year ending June 30, 2012, in each case added to such amount on the date on which a payment of Excess Cash Flow (if any) is required under Section 2.12(f) (or would be required, if Excess Cash Flow for such fiscal year was equal to or greater than $10,000,000) less (b) the aggregate amount of such Available Basket Amount otherwise applied after the Closing Date in the manner provided for in Section 6.04(h), 6.07(b) or 6.10(a). “Applicable Basket Percentage” as used above means (i) 50% if the Total Leverage Rate determined as of the last day of the fiscal year for which Excess Cash Flow is being determined is greater than or equal to 3.25 to 1.00, (ii) 75% if the Total Leverage Rate determined as of the last day of such fiscal year is less than or equal to 3.25 to 1.00 but greater than 2.75 to 1.00 and (iii) 100% if the Total Leverage Ratio determined as of the last day of such fiscal year is less than or equal to 2.75 to 1.00.

“Bankruptcy Event” shall mean, with respect to any person, such person becomes the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar person charged with the reorganization or liquidation of its business appointed for it, or, in the good faith determination of the Administrative Agent, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment; provided that a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such person by a Governmental Authority or instrumentality thereof; provided further that such ownership interest does not result in or provide such person with immunity from the jurisdiction of courts within the United States (or any other applicable jurisdiction) or from the enforcement of judgments or writs of attachment on its assets or permit such person (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such person.

“Base Rate” shall mean, for any day, a rate per annum that is equal to the Administrative Agent’s prime rate from time to time; each change in the Base Rate shall be effective on the date such change is effective. The corporate prime rate is not necessarily the lowest rate charged by the Administrative Agent to its customers.

“Basel II” shall mean the “International Convergence of Capital Measurement and Capital Standards, a Revised Framework” published by the Basel Committee on Banking Supervision in June 2004 in the form existing on the date of this Agreement.

“Basel III Standards” shall mean the Basel Committee on Banking Supervision’s finalized form of the proposals currently contained in “Strengthening the Resilience of the Banking Sector” and “International Framework Liquidity Risk Measurement, Standards and Monitoring” published by such Committee in December 2009 (as supplemented by a press release issued by such Committee on September 12, 2010 and “The Basel Committee’s response to the financial crisis: report to the G20” published by the Basel Committee on Banking Supervision in October 2010) and any other related or finalized form of standards published by such Committee that addresses such proposals.

“Board” shall mean the Board of Governors of the Federal Reserve System of the United States.

“Board of Directors” shall mean, with respect to any person, (a) in the case of any corporation, the board of directors of such person, (b) in the case of any limited liability company or limited liability partnership, the board of managers or board of directors of such person, the requisite managers or members required under the Organizational Documents of such person or, in the event of a sole member-managed limited liability company, the Board of Directors of such sole member, (c) in the case of any partnership, the Board of Directors of the general partner of such person and (d) in any other case, the functional equivalent of the foregoing.

“Bookrunners” shall have the meaning assigned to such term in the preamble hereto.

“Borrower” and “Borrowers” shall have the meaning assigned to such terms in the preamble hereto.

“Borrower Registered Intellectual Property” shall mean all Registered Intellectual Property owned by a Loan Party and pledged as Collateral by such Loan Party under any Security Document.

“Borrowing” shall mean a Tranche A Borrowing, a Tranche B Borrowing, a Revolving Borrowing, an Incremental Tranche A Borrowing or an Incremental Tranche B Borrowing, as the context may require.

“Borrowing Minimum” shall mean (a) in the case of a Borrowing denominated in dollars, $2,000,000, (b) in the case of a Borrowing denominated in Euros, €2,000,000 and (c) in the case of a Borrowing denominated in Sterling, £2,000,000.

“Borrowing Multiple” means (a) in the case of a Borrowing denominated in dollars, $1,000,000, (b) in the case of a Borrowing denominated in Euros, €1,000,000 and (c) in the case of a Borrowing denominated in Sterling, £1,000,000.

“Borrowing Request” shall mean a request by the Borrowers in accordance with the terms of Section 2.03 and substantially in the form of Exhibit C, or such other form as shall be approved by the Administrative Agent.

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which banks in New York City and London are authorized or required by law to close; provided, however, that (a) when used in connection with a Eurocurrency Loan denominated in any currency, the term “Business Day” shall also exclude any day on which banks are not open for dealings in deposits in such currency in the London interbank market and (b) when used in connection with a Loan denominated in Euros, the term “Business Day” shall also exclude any day on which the TARGET payment system is not open for the settlement of payment in Euros.

“Capital Assets” shall mean, with respect to any person, all equipment, fixed assets and Real Property or improvements of such person, or replacements or substitutions therefor or additions thereto, that, in accordance with IFRS, have been or should be reflected as additions to property, plant or equipment on the balance sheet of such person.

“Capital Expenditures” shall mean, for any period, without duplication, all expenditures made directly or indirectly by Holdings and its Restricted Subsidiaries during such period for Capital Assets (whether paid in cash or other consideration, financed by the incurrence of Indebtedness or accrued as a liability), but excluding (a) expenditures made in connection with the replacement, substitution or restoration of property pursuant to Section 2.12(e) and (b) expenditures attributable solely to acquisitions of Capital Assets in Permitted Acquisitions. For purposes of this definition, the purchase price of equipment or other fixed assets that are purchased simultaneously with the trade-in of existing assets or with insurance proceeds shall be included in Capital Expenditures only to the extent of the gross amount by which such purchase price exceeds the credit granted by the seller of such assets for the assets being traded in at such time or the amount of such insurance proceeds, as the case may be.

“Capital Lease Obligations” of any person shall mean the obligations of such person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such person under IFRS, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with IFRS.

“Cash Equivalents” shall mean:

(a) readily marketable obligations issued or directly and fully guaranteed or insured by the United States, the United Kingdom, any member state of the European Economic Area or any Participating Member State or, in each case, any agency or instrumentality thereof, in each case with maturities not more than one year from the date of acquisition thereof; provided that the full faith and credit of the United States, the United Kingdom, such member state of the European Economic Area or such Participating Member State, as the case may be, is pledged in support thereof;

(b) any investment in marketable debt obligations issued or guaranteed by the United States, the United Kingdom, any member state of the European Economic Area or any Participating Member State or by an instrumentality or agency of any of them having an equivalent credit rating, maturing within one year and not convertible into or exchangeable for any other security;

(c) debt securities maturing within one year that are not convertible into any other security and are rated either A-1 or higher by S&P or Fitch or P-1 or higher by Moody’s (or, if no rating is available in respect of such debt securities, the issuer of which has, in respect of its long-term obligations, an equivalent rating);

(d) time deposits (including eurodollar time deposits) with, or insured certificates of deposit or bankers’ acceptances of, any commercial bank that (i) is organized under the laws of the United States, any state thereof or the District of Columbia, the United Kingdom, any member state of the European Economic Area or any Participating Member State or is the principal banking subsidiary of a bank holding company organized under the laws of the United States, any state thereof or the District of Columbia, the United Kingdom, any member state of the European Economic Area or any Participating Member State, (ii) issues (or the parent of which issues) commercial paper rated at least “Prime-l” (or the then equivalent grade) by Moody’s or at least “A-1” (or the then equivalent grade) by S&P or Fitch, as of the date of acquisition and (iii) has combined capital and surplus of at least $1,000,000,000, in each case with maturities of not more than 180 days from the date of acquisition thereof;

(e) commercial paper issued by any person organized under the laws of any state of the United States, the United Kingdom, any member state of the European Economic Area or any Participating Member State and rated at least “Prime 1” (or the then equivalent grade) by Moody’s or at least “A-1” (or the then equivalent grade) by S&P or Fitch as of the date of acquisition, in each case with maturities of not more than one year from the date of acquisition thereof;

(f) repurchase obligations of any commercial bank satisfying the requirements of clause (d) above, having a term of not more than 30 days with respect to securities issued or unconditionally guaranteed or insured by the United States, the United Kingdom, any member state of the European Economic Area or any Participating Member State (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States, the United Kingdom, such member state of the European Economic Area or such Participating Member State, as the case may be);

(g) shares in money market investment programs registered under the Investment Company Act of 1940, which are administered by financial institutions that have the highest rating obtainable from each of Moody’s, S&P and Fitch;

(h) bills of exchange issued in the United States of America, the United Kingdom, any member state of the European Economic Area or any Participating Member State eligible for rediscount at the relevant central bank and accepted by an Approved Bank (or any dematerialized equivalent); and

(i) in the case of any Restricted Subsidiary organized under the laws of a jurisdiction other than the United States, the United Kingdom, any member state of the European Economic Area and any Participating Member State, investments denominated in the currency of foreign jurisdictions that are substantially similar (including creditworthiness) to the items specified in subsections (a) through (h) of this definition and are customarily used by companies in the jurisdiction of such Restricted Subsidiary for cash management purposes.

“Cash Interest Expense” shall mean, for any period, Consolidated Interest Expense for such period less without duplication (a) interest on any debt paid by the increase in the principal amount of such debt, including by accretion and issuance of additional debt of such kind, (b) to the extent included in the determination of Consolidated Interest Expense for such period, non-cash amounts attributable to amortization of financing costs paid in a previous period, (c) to the extent included in the determination of Consolidated Interest Expense, non-cash amounts attributable to amortization of debt discounts (including, without limitation, the amortization of any debt discounts recognized under ASC 470 in respect of convertible debt instruments that may be settled in cash upon conversion) and (d) any other non-cash amounts included in the determination of Consolidated Interest Expense for such period (but only to the extent that such amount is not required to be paid in cash in any subsequent period).

“CastUp Business” shall mean the businesses owned by CastUp, Inc. and its Subsidiaries as of the Closing Date, together with any Equity Interests of CastUp, Inc. and its Subsidiaries held by Holdings or any of its Subsidiaries as of the Closing Date.

“Casualty Event” shall mean any involuntary loss of title to, any involuntary loss of, damage to or any destruction of, or any condemnation or other taking (including by any Governmental Authority) of, any property of Holdings or any of its Restricted Subsidiaries. “Casualty Event” shall include any taking of all or any part of any Real Property of any person or any part thereof, in or by condemnation, appropriation, compulsory purchase or other eminent domain proceedings pursuant to any Requirement of Law, or by reason of the temporary requisition of the use or occupancy of all or any part of any Real Property of any person or any part thereof by any Governmental Authority, civil or military, or any settlement in lieu thereof.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. § 9601 et seq., and all implementing regulations.

A “Change in Control” shall be deemed to have occurred if:

(a) (i) Holdings fails to own, directly or indirectly through one or more Wholly Owned Subsidiaries, beneficially and of record, 100% of the aggregate ordinary voting power and the aggregate equity value represented by the issued and outstanding Equity Interests of each of the Borrowers and (ii) after an IPO, if Holdings is not the Public Company, the failure by the Public Company to own, directly or indirectly, through one or more Wholly Owned Subsidiaries, beneficially and of record, 100% of the aggregate ordinary voting power and the aggregate equity value represented by the issued and outstanding Equity Interests of Holdings;

(b) prior to an IPO, the failure by the Permitted Holders to own, directly or indirectly through one or more Wholly Owned Subsidiaries, beneficially and of record, Equity Interests in Holdings representing at least a majority of each of the aggregate ordinary voting power and the aggregate equity value represented by the issued and outstanding Equity Interests in Holdings;

(c) after an IPO, the acquisition of ownership, directly or indirectly, beneficially or of record, by any person or group (within the meaning of the Exchange Act on the date hereof) other than the Permitted Holders, of Equity Interests representing more than 30% of either the aggregate ordinary voting power or the aggregate equity value represented by the issued and outstanding Equity Interests in the Public Company, unless the Permitted Holders, individually or collectively, continue to own a greater percentage of both the aggregate ordinary voting power and the aggregate equity value represented by the issued and outstanding Equity Interests in the Public Company than such person or group; provided that the consummation of a Super Holdco Transaction shall be deemed not to result in a Change in Control under this clause (c) (and, if Holdings was the Public Company immediately prior to such insertion, then Super Holdco shall thereafter be the Public Company for purposes of this defined term);

(d) the occupation of a majority of the seats (other than vacant seats) on the Board of Directors of the Public Company by persons who were not (i) directors of Holdings on the Closing Date, (ii) nominated by the Board of Directors of Holdings, the Board of Directors of Super Holdco or the Permitted Holders or (iii) appointed by directors who were directors of Holdings on the Closing Date or were so nominated as provided in subclause (ii) of this clause (d); or

(e) the occurrence of any “change of control” (or similar event, however denominated) with respect to the Public Company (if not Holdings), Holdings or any Borrower under and as defined in (i) any indenture or other agreement or instrument in respect of Material Indebtedness of the Public Company (if not Holdings), Holdings, any Borrower or any Subsidiary that entitles the holders of such Material Indebtedness to accelerate such Indebtedness (but giving effect to any grace period provided in the applicable indenture or other agreement or instrument) or (ii) any certificate of designations (or other provision of the Organizational Documents of the Public Company (if not Holdings) or Holdings) relating to, or any other agreement governing the rights of the holders of, any preferred or similar Equity Interests.

For purposes of this definition, a person shall not be deemed to have beneficial ownership of Equity Interests subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement.

“Change in Law” shall mean the occurrence, after the date of this Agreement, of any of the following: (a) the adoption or taking into effect of any law, treaty, order, policy, rule or regulation, (b) any change in any law, treaty, order, policy, rule or regulation or in the administration, interpretation or application thereof by any Governmental Authority or (c) the making or issuance of any request, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided, however, that for purposes of this Agreement, any adoption of or change in law, order, policy, rule or regulation in respect of, and any request, rule, guideline or directive to implement or further effect the policies of, the Dodd-Frank Wall Street Reform and Consumer Protection Act (any of the foregoing, an “Implementation”) shall be deemed to be effective on the date on which such Implementation is adopted or effected, and not on the date on which the Dodd-Frank Wall Street Reform and Consumer Act was initially enacted.

“Charges” shall have the meaning assigned to such term in Section 10.14.

“Closing Date” shall mean the date of the initial Credit Extension hereunder.

“Closing Fees” shall mean, collectively, the Tranche A Closing Fee, the Tranche B Closing Fee and the Revolving Closing Fee.

“Code” shall mean the United States Internal Revenue Code of 1986.

“Collateral” shall mean, collectively, all of the property of whatever kind and nature subject or purported to be subject from time to time to a Lien under any Security Document. For all purposes of this Agreement and the other Loan Documents, Excluded Assets shall not constitute Collateral.

“Commitment” shall mean a Tranche A Commitment, a Tranche B Commitment, a Revolving Commitment or an Incremental Commitment, as the context may require.

“Commitment Fee” shall have the meaning assigned to such term in Section 2.07(a).

“Commitments” shall mean, collectively, the Tranche A Commitments, the Tranche B Commitments, the Revolving Commitments and the Incremental Commitments. The initial Commitments as of the Closing Date are set forth on Schedule 1.01(a).

“Communications” shall have the meaning assigned to such term in Section 10.01(d).

“Compliance Certificate” shall mean a certificate of a Financial Officer of Holdings substantially in the form of Exhibit D.

“Confidential Information Memorandum” shall mean that certain confidential information memorandum dated as of February 17, 2011.

“Consolidated Amortization Expense” shall mean, for any period, the amortization expense of Holdings and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with IFRS.

“Consolidated Current Assets” shall mean, as at any date of determination, the total assets of Holdings and its Restricted Subsidiaries which may properly be classified as current assets (other than assets held for sale) on a consolidated balance sheet of Holdings and its Restricted Subsidiaries in accordance with IFRS, excluding cash and Cash Equivalents.

“Consolidated Current Liabilities” shall mean, as at any date of determination, the total liabilities of Holdings and its Restricted Subsidiaries which may properly be classified as current liabilities (other than the current portion of any long-term Indebtedness and liabilities held for sale) on a consolidated balance sheet of Holdings and its Restricted Subsidiaries in accordance with IFRS.

“Consolidated Depreciation Expense” shall mean, for any period, the depreciation expense of Holdings and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with IFRS.

“Consolidated EBITDA” shall mean, for any period, Consolidated Net Income for such period, adjusted by (x) adding thereto, in each case only to the extent (and in the same proportion) deducted in determining such Consolidated Net Income and without duplication:

(a) the total consolidated interest expense, net of cash interest income, of Holdings and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with IFRS,

(b) Consolidated Amortization Expense for such period,

(c) Consolidated Depreciation Expense for such period,

(d) Consolidated Tax Expense for such period,

(e) costs and expenses for such period directly incurred in connection with the Transactions, including costs related to the closure, consolidation and integration of facilities,

(f) restructuring charges or reserves, including write-downs and write-offs, deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the Closing Date and costs related to the closure, consolidation and integration of facilities, IT infrastructure and legal entities, and severance and retention bonuses; provided that the aggregate amount of cash charges under this clause (f) (including non-cash charges in the relevant period that result in an accrual of a reserve for cash charges in any future period) does not exceed $35,000,000 in any period of four fiscal quarters,

(g) any expenses or charges (other than depreciation or amortization expense) for such period related to any issuance by Holdings of Equity Interests (other than an IPO), any acquisition, disposition or recapitalization or the incurrence of Indebtedness permitted to be incurred hereunder (whether or not successful); provided that the aggregate amount of expenses or charges under this clause (g) does not exceed $35,000,000 in any period of four fiscal quarters,

(h) any expenses or charges (other than depreciation or amortization expense) for such period related to any issuance by Holdings or Super Holdco of Equity Interests in connection with an IPO, whether or not such IPO is consummated,

(i) the aggregate amount of all other non-cash charges (including, without limitation, non-cash compensation expense) reducing Consolidated Net Income for such period, but excluding (x) any such non-cash charge in respect of an item that was included in Consolidated Net Income and Consolidated EBITDA in a prior period and any such charge that results from the write-down or write-off of inventory and (y) any non-cash charge that results in an accrual of a reserve for cash charges in any future period; provided, however, that any such non-cash charge that results in an accrual of a reserve for cash payments in a future period may be added back in computing Consolidated EBITDA so long as any cash payment made with respect to such non-cash charge so added back in computing Consolidated EBITDA for any prior period pursuant to this clause (i) is subtracted in computing Consolidated EBITDA for the period in which such cash payment is made,

(j) the amount of management, consulting and advisory fees paid to the Permitted Holders during such period in compliance with Section 6.08 (but excluding, for the avoidance of doubt, any payments made by Holdings or any Restricted Subsidiary under the Master Intercompany Agreement),

(k) any expense or charge for such period to the extent of the amount of proceeds from any business interruption insurance or similar insurance proceeds received by Holdings or any Restricted Subsidiary in respect thereof, and

(l) any costs or provisions for such period relating to any share option or management equity incentive schemes of Holdings or any of its Restricted Subsidiaries, and

(y) subtracting therefrom the aggregate amount of all non-cash items increasing Consolidated Net Income for such period, other than, without duplication, (1) any non-cash item that represents a reversal of an accrual of a reserve for cash charges in any future period (unless the non-cash charge related to such accrual is added back in computing EBITDA pursuant to clause (x)(i) of this definition) and (2) any non-cash item in respect of which cash was received in a prior period or will be received in a future period.

Notwithstanding the foregoing, solely for the purpose of making the calculations under the definition of the term “Immaterial Subsidiary”, each reference to “Restricted Subsidiary” in this definition (other than the immediately succeeding paragraph), as well as in each of the definitions of the terms “Consolidated Amortization Expense”, “Consolidated Depreciation Expense” and “Consolidated Tax Expense”, shall be replaced with the term “Subsidiary”.

Other than for purposes of calculating Excess Cash Flow, as of any date of determination, in each case only to the extent Consolidated EBITDA can be ascertained in respect of such Permitted Acquisition, Asset Sale or Subsidiary Designation, and with respect to any applicable Test Period, Consolidated EBITDA shall be calculated on a Pro Forma Basis to give effect to any Permitted Acquisition, Asset Sale (other than any disposition in the ordinary course of business) or Subsidiary Designation consummated at any time on or after the first day of the Test Period and prior to the date of determination as if (a) such Permitted Acquisition had been effected on the first day of such Test Period, (b) each such Asset Sale had been consummated on the day prior to the first day of such Test Period, (c) in the case of a Subsidiary Designation in which a Restricted Subsidiary is designated as an Unrestricted Subsidiary, such Subsidiary Designation had been effected on the day prior to the first day of such Test Period and (d) in the case of a Subsidiary Designation in which an Unrestricted Subsidiary is designated as a Restricted Subsidiary, such Subsidiary Designation had been effected on the first day of such Test Period. Solely for purposes of determining Consolidated EBITDA in connection with the calculation of Excess Cash Flow, (i) a Subsidiary Designation in which a Restricted Subsidiary is designated as an Unrestricted Subsidiary shall be treated as the sale of

100% of the Equity Interests of such Restricted Subsidiary to a person other than Holdings or a Subsidiary on the date of such Subsidiary Designation and (ii) a Subsidiary Designation in which an Unrestricted Subsidiary is designated as a Restricted Subsidiary shall be treated as an acquisition of 100% of the Equity Interests of such Restricted Subsidiary on the date of such Subsidiary Designation.

“Consolidated Interest Coverage Ratio” shall mean, for any Test Period, the ratio of (a) Consolidated EBITDA for such Test Period to (b) Cash Interest Expense for such Test Period.

“Consolidated Indebtedness” shall mean, as at any date of determination, the aggregate amount of all Indebtedness of Holdings and its Restricted Subsidiaries, determined on a consolidated basis in accordance with IFRS, excluding any Indebtedness of the type described in (a) clause (h) of the definition of the term “Indebtedness” unless such letter of credit, letter of guaranty or other instrument supports an obligation that constitutes Indebtedness, (b) clause (j) of the definition of the term “Indebtedness” and (c) Section 6.01(f).

“Consolidated Interest Expense” shall mean, for any period, the total consolidated interest expense, net of cash interest income, of Holdings and its Restricted Subsidiaries for such period determined on a consolidated basis in accordance with IFRS plus, without duplication:

(a) imputed interest on Capital Lease Obligations and Attributable Indebtedness of Holdings and its Restricted Subsidiaries for such period;

(b) commissions, discounts and other fees and charges owed by Holdings or any of its Restricted Subsidiaries with respect to letters of credit securing financial obligations, bankers’ acceptance financing and receivables financings for such period; and

(c) the interest portion of any deferred payment obligations of Holdings or any of its Restricted Subsidiaries for such period;

provided that (i) to the extent directly related to the Transactions, debt issuance costs, debt discount or premium and other financing fees and expenses (including in connection with the termination of any Hedging Agreements) shall be excluded from the calculation of Consolidated Interest Expense and (ii) Consolidated Interest Expense shall be calculated after giving effect to Hedging Agreements related to interest rates (including associated costs), but excluding unrealized gains and losses with respect to Hedging Agreements related to interest rates.

Consolidated Interest Expense shall be calculated on a Pro Forma Basis to give effect to any Indebtedness (other than Indebtedness incurred for ordinary course working capital needs under ordinary course revolving credit facilities) incurred, assumed or permanently repaid or extinguished at any time on or after the first day of the Test

Period and prior to the date of determination in connection with any Permitted Acquisitions, Asset Sales (other than any dispositions in the ordinary course of business) and Subsidiary Designations as if such incurrence, assumption, repayment or extinguishing had been effected on the first day of such period; provided that pro forma calculations of interest on any such Indebtedness incurred subsequent to the beginning of such Test Period bearing a floating interest rate will be made as if the rate in effect on the date of the incurrence thereof (taking into account any Hedging Agreement applicable to the Indebtedness) had been the applicable rate for the entire Test Period.

“Consolidated Net Income” shall mean, for any period, the consolidated net income (or loss) of Holdings and its Restricted Subsidiaries determined on a consolidated basis in accordance with IFRS; provided that there shall be excluded from such net income (to the extent otherwise included therein), without duplication:

(a) the net income of any person (other than a Restricted Subsidiary of Holdings) in which any person other than Holdings and its Restricted Subsidiaries has an ownership interest, except to the extent that cash in an amount equal to any such income has actually been received by Holdings or (subject to clause (b) below) any of its Restricted Subsidiaries during such period;

(b) the net income of any Restricted Subsidiary of Holdings during such period to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of that income is not permitted by operation of the terms of its Organizational Documents or any agreement, instrument or Requirement of Law applicable to that Restricted Subsidiary during such period, except that Holdings’s equity in net loss of any such Restricted Subsidiary for such period shall be included in determining Consolidated Net Income;

(c) any gain (or loss), together with any related provisions for Taxes on any such gain (or the tax effect of any such loss), realized during such period by Holdings or any of its Restricted Subsidiaries upon any Asset Sale (other than any dispositions in the ordinary course of business) by Holdings or any of its Restricted Subsidiaries;

(d) gains and losses due solely to fluctuations in currency values and the related tax effects determined in accordance with IFRS for such period;

(e) earnings resulting from any reappraisal, revaluation or write-up of assets;

(f) unrealized gains and losses with respect to Hedging Obligations for such period;

(g) any net after-tax extraordinary or nonrecurring gains or losses (less all fees and expenses related thereto);

(h) any after-tax effect of income (or loss) from discontinued operations that have been disposed and any net after-tax gains or losses on disposal of disposed, abandoned or discontinued operations; and

(i) the income or loss of, and any amounts referred to in clause (a) above paid to, any consolidated Restricted Subsidiary that is not wholly owned by Holdings to the extent such income or loss or such amounts are attributable to the noncontrolling interest in such consolidated Restricted Subsidiary.

Notwithstanding the foregoing, solely for the purpose of making the calculations under the definition of the term “Immaterial Subsidiary”, each reference to “Restricted Subsidiary” in this definition shall be replaced with the term “Subsidiary”.

“Consolidated Tax Expense” shall mean, for any period, the tax expense of Holdings and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with IFRS.

“Contingent Obligation” shall mean, as to any person, any obligation, agreement, understanding or arrangement of such person guaranteeing or intended to guarantee any Indebtedness, leases, dividends or other obligations (“primary obligations”) of any other person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such person, whether or not contingent, (a) to purchase any such primary obligation or any property constituting direct or indirect security therefor; (b) to advance or supply funds (i) for the purchase or payment of any such primary obligation or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation; (d) with respect to bankers’ acceptances, letters of credit and similar credit arrangements, until a reimbursement obligation arises (which reimbursement obligation shall constitute Indebtedness); or (e) otherwise to assure or hold harmless the holder of such primary obligation against loss in respect thereof; provided, however, that the term “Contingent Obligation” shall not include endorsements of instruments for deposit or collection in the ordinary course of business, typical contractual indemnities provided in the ordinary course of business or any product warranties. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made (or, if less, the maximum amount of such primary obligation for which such person may be liable, whether singly or jointly, pursuant to the terms of the instrument evidencing such Contingent Obligation) or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such person is required to perform thereunder) as determined by such person in good faith.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlling” and “Controlled” shall have meanings correlative thereto.

“Control Account Agreement” shall have the meaning assigned to such term in the U.S. Security Agreement.

“Credit Extension” shall mean the making of a Loan by a Lender or the issuance, amendment, renewal or extension of a Letter of Credit by an Issuing Bank.

“Credit Party” shall mean any Agent, any Issuing Bank or any Lender.

“CTA” shall mean the United Kingdom Corporation Tax Act 2009.

“Cure Amount” shall have the meaning assigned to such term in Section 8.04(a).

“Cure Right” shall have the meaning assigned to such term in Section 8.04(a).

“Debt Issuance” shall mean the incurrence by Holdings or any of its Restricted Subsidiaries of any Indebtedness after the Closing Date (other than as permitted by Section 6.01, except for clause (m) thereof).

“Default” shall mean any event, occurrence or condition which is, or upon notice, lapse of time or both would constitute, an Event of Default.

“Default Rate” shall have the meaning assigned to such term in Section 2.08(d).

“Defaulting Lender” shall mean any Lender that (a) has failed, within five Business Days of the date required to be funded or paid, to (i) fund any portion of its Loans, (ii) fund any portion of its participations in Letters of Credit or (iii) pay over to any Credit Party any other amount required to be paid by it hereunder, unless, in the case of clause (i) above, such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (b) has notified the Borrowers or any Credit Party in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a Loan under this Agreement cannot be satisfied) or generally under other agreements in which it commits to extend credit, (c) has failed, within five Business Days after request by a Credit Party, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations (and is financially able to meet such obligations) to fund prospective Loans and participations in then outstanding Letters of Credit under this Agreement; provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon such Credit Party’s receipt of such certification in form and substance satisfactory to it and the Administrative Agent, or (d) has become the subject of a Bankruptcy Event.

“Designated Non-cash Consideration” means any non-cash consideration received by Holdings or its Restricted Subsidiaries in connection with an Asset Sale that is so designated as “Designated Non-cash Consideration” pursuant to an Officer’s Certificate of Holdings delivered to the Administrative Agent, which certificate shall set forth the fair market value of such non-cash consideration (determined in good faith by Holdings) and the basis for determining such fair market value.

“Direction” shall have the meaning ascribed to such term in Section 2.17(b)(ii).

“Disqualified Capital Stock” shall mean any Equity Interest which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (a) matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to 181 days after the Final Maturity Date, (b) is convertible into or exchangeable (unless at the sole option of the issuer thereof) for (i) debt securities or (ii) any Equity Interests referred to this definition, in each case at any time on or prior to 181 days after the Final Maturity Date or (c) contains any repurchase obligation which may come into effect prior to payment in full of all Obligations; provided, however, that any Equity Interests that would not constitute Disqualified Capital Stock but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests is convertible, exchangeable or exercisable) the right to require the issuer thereof to redeem such Equity Interests upon the occurrence of a change in control or an asset sale occurring prior to the 181st day after the Final Maturity Date shall not constitute Disqualified Capital Stock if the payment upon such redemption is contractually subordinated in right of payment to the Obligations.

“Dividend” with respect to any person shall mean that such person has declared or paid a dividend or returned any equity capital to the holders of its Equity Interests or authorized or made any other distribution, payment or delivery of property (other than Qualified Capital Stock of such person) or cash to the holders of its Equity Interests as such, or redeemed, retired, purchased or otherwise acquired, directly or indirectly, for consideration (other than Qualified Capital Stock of such person) any of its Equity Interests outstanding (or any options or warrants issued by such person with respect to its Equity Interests), or shall have permitted any of its Restricted Subsidiaries to purchase or otherwise acquire for consideration (other than Qualified Capital Stock of such person) any of the Equity Interests of such person outstanding (or any options or warrants issued by such person with respect to its Equity Interests). Without limiting the foregoing, “Dividends” with respect to any person shall also include all payments made or required to be made by such person with respect to any stock appreciation rights, plans, equity incentive or achievement plans or any similar plans.

“Documentation Agents” shall have the meaning assigned to such term in the preamble hereto.

“dollars” or “$” shall mean lawful money of the United States.

“Dutch Civil Code” shall mean the Burgerlijk Wetboek.

“Dutch Guarantor” shall mean NDS Holdings B.V. and any additional Guarantor incorporated in the Netherlands.

“Effective Yield” shall have the meaning assigned to such term in Section 2.19(c).

“Eligible Assignee” shall mean (a) any Lender, (b) an Affiliate of any Lender, (c) an Approved Fund and (d) any other person approved by the Administrative Agent, each Issuing Bank (other than in connection with an assignment of Term Loans or a Commitment in respect thereof) and Holdings (each such approval not to be unreasonably withheld or delayed, and Holdings shall be deemed to have so approved such person unless Holdings shall object thereto by written notice to the Administrative Agent within five Business Days after Holdings having received notice thereof); provided that (i) no approval of Holdings shall be required during the continuance of an Event of Default or prior to the completion of the primary syndication of the Tranche B Commitments and Tranche B Loans (as determined by the Arrangers), (ii) except as provided in clause (i) above, the approval of Holdings will be required in connection with an assignment of a Revolving Loan or a Revolving Commitment to any person other than a Revolving Lender or an Affiliate of a Revolving Lender (such approval not to be unreasonably withheld or delayed), (iii) the approval of the Administrative Agent and each Issuing Bank shall be required for any assignment of a Revolving Loan or a Revolving Commitment and (iv) “Eligible Assignee” shall not include Holdings or any of its Affiliates or Subsidiaries or any natural person.

“Embargoed Person” shall have the meaning assigned to such term in Section 6.17.

“EMU Legislation” means the legislative measures of the European Union for the introduction of, changeover to or operation of the Euro in one or more member states of the European Communities.

“Environment” shall mean ambient air, indoor air, surface water and groundwater (including potable water, navigable water and wetlands), the land surface or subsurface strata, natural resources, the workplace or as otherwise defined in any Environmental Law.

“Environmental Claim” shall mean any written claim, notice or demand, or other written communication, or any order, action, suit or proceeding, alleging liability for or obligation with respect to any investigation, remediation, removal, cleanup, response, corrective action, damages to natural resources, personal injury, property damage, fines, penalties or other costs resulting from, related to or arising out of (a) the presence, Release or threatened Release in or into the Environment of Hazardous Material at any location or (b) any violation or alleged violation of any Environmental Law, and shall include any of the foregoing seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from, related to or arising out of the presence, Release or threatened Release of Hazardous Material or alleged injury or threat of injury to health, safety or the Environment.

“Environmental Law” shall mean any and all present and future treaties, laws, statutes, ordinances, regulations, rules, decrees, orders, judgments, consent orders, consent decrees, codes or other binding requirements, and the common law, relating to protection of public health or the Environment, the Release or threatened Release of Hazardous Material, natural resources or natural resource damages, or occupational safety or health, and any and all Environmental Permits.

“Environmental Permit” shall mean any permit, license, approval, registration, notification, exemption, consent or other authorization required by or from a Governmental Authority under Environmental Law.

“Equity Interest” shall mean, with respect to any person, any and all shares, interests, participations or other equivalents, including membership interests (however designated, whether voting or nonvoting), of equity of such person, including, if such person is a partnership, partnership interests (whether general or limited) and any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of property of, such partnership, whether outstanding on the date hereof or issued after the Closing Date, but excluding debt securities convertible or exchangeable into such equity.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” shall mean, with respect to any person, any trade or business (whether or not incorporated) that, together with a Borrower, is treated as a single employer under Section 414 of the Code.

“ERISA Event” shall mean (a) any “reportable event,” as defined in Section 4043 of ERISA or the regulations issued thereunder, with respect to a Plan (other than an event for which the 30-day notice period is waived by regulation); (b) with respect to a Plan, the failure to satisfy the minimum funding standard of Section 412 of the Code and Section 302 of ERISA, whether or not waived; (c) the failure to timely make a required contribution with respect to any Plan or Multiemployer Plan; (d) the filing pursuant to Section 412(c) of the Code and Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan or any Multiemployer Plan; (e) a determination that a Plan is, or is reasonably expected to be, in “at-risk status” (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code); (f) a determination that a Multiemployer Plan is, or is reasonably expected to be, in “endangered status” or in “critical status” (each as defined in Section 305(b) of ERISA or Section 432 of the Code); (g) the incurrence by Holdings, any Restricted Subsidiary or any of their respective ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan; (h) the receipt by Holdings, any Restricted Subsidiary or any of their respective ERISA Affiliates from the PBGC or a plan administrator of any notice relating to the intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan, or the occurrence of any event or condition which could reasonably be expected to constitute grounds under ERISA for the termination of, or the appointment of a trustee to administer, any Plan; (i) the incurrence by Holdings, any Restricted Subsidiary or any of their respective ERISA Affiliates of any liability pursuant to Sections 4063 or 4064 of ERISA with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; (j) the receipt by Holdings, any Restricted Subsidiary or any of their respective ERISA Affiliates of any notice concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization (within the meaning of Title IV of ERISA) or in “endangered” or “critical” status (within the meaning of Section 432 of the Code or Section 305 of ERISA); (k) the “substantial cessation of operations” within the meaning of Section 4062(e) of ERISA with respect to a Plan; (l) the making of any amendment to any Plan which could result in the imposition of a lien or the posting of a bond or other security; and (m) the occurrence of a nonexempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which could reasonably be expected to result in liability to Holdings or any Restricted Subsidiary.

“EU Regulation” shall have the meaning assigned to such term in Section 3.22.

“Eurocurrency Borrowing” shall mean a Borrowing comprised of Eurocurrency Loans.

“Eurocurrency Loan” shall mean any Loan bearing interest at a rate determined by reference to the Adjusted LIBO Rate in accordance with the provisions of Article II.

“Euro” or “€” shall mean the single currency of the European Union as constituted by the Treaty on European Union and as referred to in the EMU Legislation.

“EURIBO Rate” shall mean, with respect to any EURIBOR Borrowing for any Interest Period, the rate appearing on the Reuters “EURIBOR 01” screen displaying the EURIBO Rate (or on any successor or substitute screen provided by Reuters, or any successor to or substitute for such service, providing rate quotations comparable to those currently provided on such screen, as determined by the Applicable Agent in consultation with the Borrowers from time to time for purposes of providing quotations of interest rates applicable to deposits in Euro in the European interbank market) at approximately 10:00 a.m., Brussels time, on the Quotation Day for such Interest Period, as the rate for deposits in Euro with a maturity comparable to such Interest Period. In the event that such rate is not available at such time for any reason, then the “EURIBO Rate” with respect to such EURIBOR Borrowing for such Interest Period shall be the rate at which deposits in Euro the U.S. Dollar Equivalent of which is $5,000,000 and for a maturity comparable to such Interest Period are offered by the principal London office of the Administrative Agent in immediately available funds in the European interbank market at approximately 10:00 a.m., Brussels time, on the Quotation Day for such Interest Period.

“EURIBOR Borrowing” shall mean a Borrowing comprised of EURIBOR Loans.

“EURIBOR Loans” shall mean any Loan bearing interest at a rate determined by reference to the Adjusted EURIBO Rate in accordance with the provisions of Article II.

“Events of Default” shall have the meaning assigned to such term in Section 8.01.

“Excess Amount” shall have the meaning assigned to such term in Section 2.12(g).

“Excess Cash Flow” shall mean, for any Excess Cash Flow Period, Consolidated EBITDA for such Excess Cash Flow Period, minus, without duplication:

(a) Cash Interest Expense and scheduled principal amortization of and cash payments to settle conversions of Indebtedness of Holdings and its Restricted Subsidiaries (except (i) such repayments of Revolving Borrowings and borrowings under any other revolving credit facility, but including such repayment to the extent there is an equivalent permanent reduction in the commitments related thereto, and (ii) to the extent such repayments are financed with the proceeds of the incurrence of Indebtedness) to the extent actually made, for such Excess Cash Flow Period;

(b) Capital Expenditures during such Excess Cash Flow Period that are paid in cash (other than Capital Expenditures to the extent financed with the proceeds of the incurrence of Indebtedness or reinvested proceeds pursuant to Section 2.12(c)(ii) or Section 2.12(e)(i));

(c) Taxes of Holdings and its Restricted Subsidiaries (including any related interest and penalties) that were paid in cash during such Excess Cash Flow Period;

(d) the absolute value of the difference, if negative, of the amount of Net Working Capital at the end of the prior Excess Cash Flow Period (or the beginning of the applicable Excess Cash Flow Period in the case of the first Excess Cash Flow Period) over the amount of Net Working Capital at the end of such Excess Cash Flow Period;

(e) losses (other than any non-cash loss) excluded from the calculation of Consolidated Net Income by operation of clause (c) or (h) of the definition thereof that are incurred during such Excess Cash Flow Period;

(f) cash payments, if any, added back to Consolidated EBITDA pursuant to clause (e), (f), (g), (h), (j) or (l) of the definition thereof during such Excess Cash Flow Period;

(g) any premium paid in cash during such Excess Cash Flow Period in connection with the prepayment, redemption, purchase, defeasance or other satisfaction prior to scheduled maturity of Indebtedness permitted to be prepaid, redeemed, purchased, defeased or satisfied hereunder;

(h) any fees or other payments paid to the Lenders in cash during such Excess Cash Flow Period as required under this Agreement or any other Loan Document;

(i) the aggregate amount of Investments made in cash during such Excess Cash Flow Period pursuant to Sections 6.04(h)(1), 6.04(h)(3) and 6.04(j), other than (i) any Investment in Holdings or any Subsidiary, (ii) expenditures to the extent financed with the proceeds of the incurrence of Indebtedness and (iii) any portion of any Investment made pursuant to Section 6.04(h) to the extent utilizing the Available Basket Amount);

(j) to the extent not taken into account in any other paragraph of this definition, all non-cash credits and non-cash releases of reserves that are included (i.e., not deducted) in the computation of Consolidated EBITDA during such Excess Cash Flow Period; and

(k) to the extent included (i.e., added back) in the computation of Consolidated EBITDA (pursuant to clause (x)(i) of such defined term) during such Excess Cash Flow Period and resulting in a corresponding decrease in Net Working Capital for such Excess Cash Flow Period, the amount of any non-cash charge in such Excess Cash Flow Period;

provided that any amount deducted pursuant of any of the foregoing clauses that will be paid after the close of such Excess Cash Flow Period shall not be deducted again in a subsequent Excess Cash Flow Period; plus, without duplication:

(i) the difference, if positive, of the amount of Net Working Capital at the end of the prior Excess Cash Flow Period (or the beginning of the Excess Cash Flow Period in the case of the first Excess Cash Flow Period) over the amount of Net Working Capital at the end of such Excess Cash Flow Period;

(ii) income or gain excluded from the calculation of Consolidated Net Income by operation of clause (c) or (h) of the definition thereof that is realized in cash during such Excess Cash Flow Period (except to the extent such gain is subject to Section 2.12(c), (d) or (e));

(iii) to the extent not taken into account in any other paragraph of this definition, all non-cash debits and reserves that are included (i.e., not added back) in the computation of Consolidated EBITDA during such Excess Cash Flow Period;

(iv) to the extent included (i.e., deducted) in the computation of Consolidated EBITDA (pursuant to clause (y)(1) of such defined term) during such Excess Cash Flow Period and resulting in a corresponding increase in Net Working Capital for such Excess Cash Flow Period, the amount of any reversal of an accrual of a reserve for cash charges in any future period;

(v) to the extent included (i.e., deducted) in the computation of Consolidated EBITDA (pursuant to clause (x)(i) of such defined term) during such Excess Cash Flow Period and resulting in a corresponding increase in Net Working Capital for such Excess Cash Flow Period, the amount of the cash payment made in such Excess Cash Flow Period with respect to a non-cash charge in a prior Excess Cash Flow Period; and

(vi) to the extent not otherwise included in Consolidated EBITDA, any return on investments received in cash (other than from a Restricted Subsidiary) during such Excess Cash Flow Period in respect of investments made pursuant to Section 6.04(h)(1), 6.04(h)(3) or 6.04(j).

For the avoidance of doubt, “Excess Cash Flow” shall not include the Net Cash Proceeds received in connection with the issuance by Holdings or Super Holdco of Equity Interests (including pursuant to an IPO) or the issuance of Permitted Subordinated Notes.

“Excess Cash Flow Period” shall mean the fiscal year of Holdings ending June 30, 2012, and each fiscal year of Holdings thereafter.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934.

“Exchange Rate” means, on any day, for purposes of determining the U.S. Dollar Equivalent of any currency other than dollars, the rate at which such other currency may be exchanged into dollars at the time of determination on such day as set forth on the applicable Reuters World Currency Page. In the event that such rate does not appear on the applicable Reuters World Currency Page, the Exchange Rate shall be determined by reference to such other publicly available service for displaying exchange rates as may be agreed upon by the Administrative Agent and the Borrowers, or, in the absence of such an agreement, such Exchange Rate shall instead be the arithmetic average of the spot rates of exchange of the Administrative Agent in the market where its foreign currency exchange operations in respect of such currency are then being conducted, at or about such time as the Administrative Agent shall elect after determining that such rates shall be the basis for determining the Exchange Rate, on such date for the purchase of dollars for delivery two Business Days later; provided that if, at the time of any such determination, for any reason, no such spot rate is being quoted, the Administrative Agent, after consultation with the Borrowers, may use any reasonable method it deems appropriate to determine such rate, and such determination shall be conclusive absent manifest error.

“Excluded Assets” shall mean, collectively, (a) motor vehicles and other assets subject to certificates of title, (b) letters of credit and letter-of-credit rights (as defined in the UCC) not constituting supporting obligations (as defined in the UCC), (c) fee and leasehold interests in Real Property, (d) those assets over which the granting or perfecting of a Lien in such assets would be prohibited by applicable law (or, if applicable law creates a material risk of tax or other liability as reasonably determined by the Borrowers) or regulation, (e) Equity Interests in any person other than a Wholly Owned Subsidiary to the extent the pledge of such Equity Interests is not permitted by the terms of such person’s Organizational Documents or any joint venture documents, (f) subject to the limitations set forth in the applicable Security Document, any lease, license, contract or agreement to which the applicable Loan Party is a party or any of its rights or interests thereunder, to the extent, but only to the extent, that such a grant would, under the terms of such lease, license, contract or agreement, or otherwise, result in a breach or termination of the terms of, or constitute a default under, or result in the termination of, any such lease, license, contract or agreement (other than to the extent that any such term would be rendered ineffective pursuant to the applicable anti-assignment provisions of the UCC or any other applicable law or principles of equity), (g) any “intent-to-use” trademark applications, (h) those Intellectual Property Rights over which the granting of a Lien would constitute or result in the abandonment of, invalidation of or rendering unenforceable of the applicable Loan Party’s rights, title or interest therein or would result in a breach of the terms of, or constitute a default under, such Intellectual Property Rights and (i) the Equity Interests in any Immaterial Subsidiary (including any Unrestricted Subsidiary). Notwithstanding the foregoing, if, after the date that a Guarantor became a party to this Agreement, such Guarantor becomes a Subsidiary of either the U.S. Borrower or a Guarantor that is a U.S. Person (to the extent that the U.S. Borrower or such Guarantor that is a U.S. Person, as applicable, is not disregarded as an entity for U.S. federal income tax purposes), then so long as such Guarantor is not an Excluded Subsidiary, clause (d) of this definition shall not cause the Equity Interests of such Guarantor or the assets of such Guarantor to constitute “Excluded Assets”. In no event shall the Equity Interests in Holdings, to the extent pledged by Super Holdco in connection with a Super Holdco Transaction, be Excluded Assets.

“Excluded Subsidiary” shall mean (a) each Immaterial Subsidiary, (b) each Unrestricted Subsidiary, (c) each Restricted Subsidiary whose guarantee of the Obligations hereunder would result in material adverse tax consequences to Holdings and its Restricted Subsidiaries, taken as a whole, on the date of acquisition or organization of such Restricted Subsidiary as reasonably determined by Holdings and (d) any Restricted Subsidiary that is prohibited by applicable law, rule or regulation or by any contractual obligation in existence on the Closing Date (in the case of persons that are Restricted Subsidiaries as of the Closing Date) or on the date of acquisition or organization of such Restricted Subsidiary (in the case of persons acquired or organized after the Closing Date) from guaranteeing the Obligations hereunder or that would require the consent, approval, license or authorization of any Governmental Authority to provide such guarantee, unless such consent, approval, license or authorization has been obtained, in each case for so long as the applicable Subsidiary satisfies one or more of the conditions set forth in clauses (a) through (d) of this definition. Notwithstanding the foregoing, no Subsidiary that provides a Guarantee as of the Closing Date (or after the Closing Date in accordance with Section 5.18) shall, at any time, be designated as an Excluded Subsidiary.

“Excluded Taxes” shall mean, with respect to any payment made by any Loan Party hereunder, any of the following Taxes imposed on or with respect to any Agent, any Lender, any Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of any Loan Party hereunder: (a) Taxes imposed on or measured by reference to its overall net income (however denominated) received or receivable (but not any sum deemed to be received or receivable), franchise or overall gross receipts Taxes imposed on it (in lieu of net income Taxes) and branch profits Taxes imposed on it, by a jurisdiction (or any political subdivision thereof) as a result of the recipient being incorporated, organized, resident for tax purposes or having its principal office or, in the case of any Lender, its applicable lending office in such jurisdiction, (b) in the case of a Foreign Lender (other than an assignee pursuant to a request by any Loan Party under Section 2.18), any United States federal withholding Tax imposed pursuant to a law in effect (including FATCA) at the time such Foreign Lender becomes a party hereto (or designates a new lending office), except to the extent that such Foreign Lender (or its assignor, if any) was entitled, at the time of designation of a new lending office (or assignment), to receive additional amounts with respect to such withholding Tax pursuant to Section 2.17(a), (c) Taxes resulting from a Foreign Lender’s failure to comply with Section 2.17(k) (i.e., failure to deliver a form that the Foreign Lender is legally obligated to deliver) and (d) to the extent not already an Excluded Tax under the preceding provisions of this definition, any United States federal withholding Tax imposed on any “withholdable payment” (as defined under FATCA) payable to a Lender or other recipient as a result of the failure of such Lender or other recipient to satisfy, if applicable, the requirements of FATCA to establish that such payment is exempt from withholding under FATCA.

“Executive Order” shall have the meaning assigned to such term in Section 3.21(a).

“Existing Credit Agreement” shall mean the Senior Facilities Agreement dated 14 August 2008 (as amended and restated as of 26 January 2009, as further amended and restated as of 18 February 2009, as further amended as of 1 May 2009, as further amended and restated as of 2 June 2009, as further amended and restated as of 9 June 2009, as further amended and restated as of 23 October 2009) between NDS Finance, the subsidiaries party thereto, J.P. Morgan plc, Morgan Stanley Bank International Limited, BNP Paribas, Lloyds TSB Bank PLC and The Governor and Company of the Bank of Ireland as arrangers, the financial institutions party thereto, J.P. Morgan Europe Limited as facility agent and security agent, and JPMorgan Chase Bank, N.A., London Branch as issuing bank.

“Existing Debt Instruments” shall mean the Existing Credit Agreement, the Existing Mezzanine Agreement and the Existing Vendor Loan Notes.

“Existing Mezzanine Agreement” shall mean the Mezzanine Facilities Agreement dated 14 August 2008 (as amended and restated as of 26 January 2009, as further amended and restated as of 18 February 2009, as further amended as of 1 May 2009, as further amended and restated as of 2 June 2009) between NDS Finance, the subsidiaries party thereto, J.P. Morgan plc and Morgan Stanley Bank International Limited as arrangers, the financial institutions party thereto and J.P. Morgan Europe Limited acting as facility agent and security agent.

“Existing Vendor Loan Notes” shall mean the $242,000,000 13% fixed rate guaranteed secured loan notes due 2018 held by NDS Holdco, Inc., as set forth under that certain Deed Poll, dated as of February 6, 2009, between NDS Group Limited, the guarantors party thereto and NDS Holdco, Inc., as the VLN security trustee.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date hereof (or any amended version that is substantively and administratively comparable) and any current or future regulations or official interpretations thereof.

“Federal Funds Effective Rate” shall mean, for any day, the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System of the United States arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for the day for such transactions received by the Administrative Agent from three federal funds brokers of recognized standing selected by it.

“Final Maturity Date” shall mean the latest of the Tranche B Maturity Date and any Incremental Loan Maturity Date applicable to existing Incremental Loans, as of any date of determination.

“Financial Officer” of any person shall mean the chief financial officer, principal accounting officer, treasurer or controller of such person.

“Fitch” shall mean Fitch Ratings Ltd.

“Foreign Lender” shall mean, with respect to any Loan Party, any Lender that is organized under the laws of a jurisdiction other than that in which such Loan Party is resident for tax purposes. For purposes of this definition, the United States, each state thereof and the District of Columbia shall be deemed to constitute a single jurisdiction.

“Foreign Plan” shall mean any employee benefit plan, program, policy, arrangement or agreement maintained or contributed to by Holdings or any Restricted Subsidiary with respect to employees employed outside the United States.

“France” shall mean the Republic of France.

“French Commercial Code” shall mean the French Code de commerce.

“French Guarantors” shall mean NDS Technologies France SAS and any additional Guarantor incorporated in France.

“French Security Agreements” shall mean (a) the securities accounts pledge agreement to be created by NDS Limited in respect of the shares in NDS Technologies France SAS, (b) the bank accounts pledge agreement to be created by NDS Technologies France SAS and (c) the trade receivables pledge agreement to be created by NDS Technologies France SAS, in each case between those Loan Parties party thereto and the Security Agent for the benefit of the Secured Parties and which shall be in form and substance reasonably satisfactory to the Administrative Agent.

“Fund” shall mean any person that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans and similar extensions of credit in the ordinary course of its business.

“GAAP” shall mean generally accepted accounting principles in the United States applied on a consistent basis.

“Governmental Authority” shall mean the government of the United States or any other nation, or of any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Governmental Real Property Disclosure Requirements” shall mean any Requirement of Law of any Governmental Authority requiring notification to the buyer, lessee, mortgagee, assignee or other transferee of any Real Property, facility, establishment or business, or notification, registration or filing to or with any Governmental Authority, in connection with the sale, lease, mortgage, closure or operational suspension, assignment or other transfer (including any transfer of control) of any Real Property, facility, establishment or business, of the actual or threatened presence or Release in or into the Environment, or the use, disposal or handling of Hazardous Material on, at, under or near the Real Property, facility, establishment or business to be sold, leased, mortgaged, closed, suspended, assigned or transferred.

“Guaranteed Obligations” shall have the meaning assigned to such term in Section 7.01.

“Guarantees” shall mean the guarantees issued pursuant to Article VII by the Guarantors.

“Guarantors” shall mean (a) Holdings, each Borrower and each other Restricted Subsidiary listed on Schedule 1.01(b) (but only upon such Restricted Subsidiaries executing this Agreement or a Joinder Agreement in accordance with Section 5.18) and (b) each other Restricted Subsidiary that is or becomes a party to this Agreement pursuant to Section 5.11 other than any Excluded Subsidiary and any Subsidiary not subject to the requirements of Section 5.11 pursuant to paragraph (d)(iii) of such Section (unless Holdings elects to cause Super Holdco to become a Guarantor as contemplated by such Section 5.11).

“Hazardous Materials” shall mean the following: hazardous substances, hazardous wastes, polychlorinated biphenyls (“PCBs”) or any substance or compound containing PCBs, asbestos or any asbestos-containing materials in any form or condition, radon or any other radioactive materials including any source, special nuclear or by-product material, petroleum, crude oil or any fraction thereof and any other pollutant or contaminant or chemicals, wastes, materials, compounds, constituents or substances, subject to regulation or which can give rise to liability under any Environmental Laws.

“Hedging Agreement” shall mean any swap, cap, collar, forward purchase or similar agreements or arrangements dealing with interest rates, currency exchange rates or commodity prices, either generally or under specific contingencies.

“Hedging Obligations” shall mean obligations under or with respect to Hedging Agreements.

“Holdings” shall have the meaning assigned to such term in the preamble hereto.

“IFRS” shall mean International Financial Reporting Standards issued by the International Accounting Standards Board, applied in accordance with the consistency requirements thereof; provided that from and after the effectiveness of any change in the accounting principles used for financing reporting by Holdings and its Subsidiaries in accordance with Section 1.04, “IFRS” shall mean GAAP, subject to Section 1.04(a).

“Immaterial Subsidiary” shall mean, as of any date of determination, any Subsidiary, and any person that becomes a Subsidiary, in each case designated by Holdings to the Administrative Agent in writing, (x) that has total consolidated assets that are less than 5.00% of the total consolidated assets of Holdings and its Subsidiaries (each determined as of the end of the last fiscal year for which audited financial statements have been delivered pursuant to Section 5.01(a)) and (y) in the preceding four fiscal quarters for which financial statements have been delivered pursuant to Section 5.01(a), the portion of Consolidated EBITDA for such period attributable to which is less than 5.00% of Consolidated EBITDA for such period; provided that Immaterial Subsidiaries shall not, in the aggregate have (x) consolidated total assets in excess of 20.00% of the total consolidated assets of Holdings and its Subsidiaries (each determined as of the end of the last fiscal year for which audited financial statements have been delivered pursuant to Section 5.01(a)) or (y) Consolidated EBITDA for the preceding four fiscal quarters for which financial statements have been delivered pursuant to Section 5.01(a) attributable to such Subsidiaries in excess of 20.00% of Consolidated EBITDA for such period. Notwithstanding the foregoing, for any determination made as of or prior to the date any person becomes an indirect or direct Subsidiary of Holdings, such determination and designation shall be made based on financial statements provided by or on behalf of such person in connection with the acquisition by Holdings of such person or such person’s assets.

“Increase Effective Date” shall have the meaning assigned to such term in Section 2.19(a).

“Increase Joinder” shall have the meaning assigned to such term in Section 2.19(c).

“Incremental Borrowing” shall mean an Incremental Tranche A Borrowing or an Incremental Tranche B Borrowing, as the context may require.

“Incremental Commitment” shall have the meaning assigned to such term in Section 2.19(a).

“Incremental Loans” shall have the meaning assigned to such term in Section 2.19(c).

“Incremental Loan Maturity Date” shall have the meaning assigned to such term in Section 2.19(c).

“Incremental Tranche A Borrowing” shall mean Incremental Tranche A Loans of the same Type, made, converted or continued on the same date, and, in the case of Incremental Tranche A Loans that are Eurocurrency Loans or EURIBOR Loans, as to which a single Interest Period is in effect.

“Incremental Tranche A Loans” shall have the meaning assigned to such term in Section 2.19(c).

“Incremental Tranche B Borrowing” shall mean Incremental Tranche B Loans of the same Type, made, converted or continued on the same date, and, in the case of Incremental Tranche B Loans that are Eurocurrency Loans, as to which a single Interest Period is in effect.

“Incremental Tranche B Loans” shall have the meaning assigned to such term in Section 2.19(c).

“Indebtedness” of any person shall mean, without duplication, (a) all obligations of such person for borrowed money or advances; (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments; (c) all obligations of such person under conditional sale or other title retention agreements relating to property purchased by such person; (d) all obligations of such person issued or assumed as the deferred purchase price of property or services (excluding trade accounts payable, accrued obligations incurred in the ordinary course of business on normal trade terms and not overdue by more than 90 days, time-based licenses entered into in the ordinary course of business and operating leases); (e) all Indebtedness of others secured by any Lien on property owned or acquired by such person, whether or not the obligations secured thereby have been assumed, but limited to the fair market value of such property; (f) all Capital Lease Obligations and synthetic lease obligations of such person; (g) all Attributable Indebtedness of such person; (h) all obligations of such person for the reimbursement of any obligor in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar credit transactions; (i) all Contingent Obligations of such person in respect of Indebtedness or obligations of others of the kinds referred to in clauses (a) through (h) above; and (j) Disqualified Capital Stock. The Indebtedness of any person shall include the Indebtedness of any other entity (including any partnership in which such person is a general partner) to the extent such person is liable therefor as a result of such person’s ownership interest in or other relationship with such entity, except (other than in the case of general partner liability) to the extent that terms of such Indebtedness expressly provide that such person is not liable therefor. The amount of Indebtedness of any person for purposes of clause (e) above shall (unless such Indebtedness has been assumed by such person) be deemed to be equal to the lesser of (i) the aggregate unpaid amount of such Indebtedness and (ii) the fair market value of the property encumbered thereby as determined by such person in good faith.

“Indemnified Taxes” shall mean all Taxes other than Excluded Taxes imposed on or with respect to any payment made by any Loan Party hereunder.

“Indemnitee” shall have the meaning assigned to such term in Section 10.03(b).

“Information” shall have the meaning assigned to such term in Section 10.12.

“Intellectual Property Rights” shall mean any and all worldwide (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, mask work rights and moral rights; (b) trademark and trade name rights and similar rights; (c) trade secret rights; (d) patents and industrial property rights; and (e) registrations, applications, renewals, extensions, continuations, divisions or reissues with respect to the foregoing.

“Intercompany Agreement” shall mean a promissory note substantially in the form of Exhibit L.

“Interest Election Request” shall mean a request by Borrowers to convert or continue a Borrowing in accordance with Section 2.10(b), substantially in the form of Exhibit E.

“Interest Payment Date” shall mean (a) with respect to any ABR Loan, the last Business Day of each March, June, September and December to occur during any period in which such Loan is outstanding, (b) with respect to any Eurocurrency Loan or EURIBOR Loan, the last day of the Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Eurocurrency Loan or EURIBOR Loan with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period and (c) the Tranche A Maturity Date, the Tranche B Maturity Date, the Revolving Maturity Date or an Incremental Loan Maturity Date, as the case may be.

“Interest Period” shall mean, with respect to any Eurocurrency Borrowing or EURIBOR Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, two, three or six months (or (i) with the consent of the Administrative Agent (in the case of any Tranche B Borrowing) or the consent of the London Agent (in the case of any Tranche A Borrowing or Revolving Borrowing), two weeks, and (ii) if agreed to by all affected Lenders, nine months or twelve months) thereafter, as the Borrowers may elect; provided that (a) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, and (b) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing. Notwithstanding the foregoing, the initial Interest Period commencing on the Closing Date shall be a period mutually agreed upon by the Borrowers and the Administrative Agent.

“Investments” shall have the meaning assigned to such term in Section 6.04.

“IPO” shall mean the initial underwritten public offering of common Equity Interests in the Public Company on an internationally-recognized securities exchange.

“Israeli Security Agreements” shall mean (a) the share pledge agreement to be created by NDS Sweden AB over the shares of NDS Technologies Israel Limited and (b) the floating charge agreement to be created by NDS Technologies Israel Limited, in each case among the Loan Parties party thereto and the Security Agent for the benefit of the Secured Parties and which shall be in form and substance reasonably satisfactory to the Administrative Agent.

“Issuing Bank” shall mean, as the context may require, (a) JPMorgan Chase Bank, in its capacity as the issuer of Letters of Credit hereunder (unless such person shall have ceased to be an Issuing Bank as provided in Section 2.04(k)) and (b) each Revolving Lender that shall have become an Issuing Bank hereunder as provided in Section 2.04(j) (other than any Person that shall have ceased to be an Issuing Bank as provided in Section 2.04(k)), each in its capacity as an issuer of Letters of Credit hereunder. The Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of the Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate.

“Issuing Bank Agreement” shall have the meaning assigned to such term in Section 2.04(j).

“Issuing Bank Fees” shall have the meaning assigned to such term in Section 2.07(b).

“ITA” means the United Kingdom Income Tax Act 2007.

“Joinder Agreement” shall mean a joinder agreement substantially in the form of Exhibit F.

“JPMorgan Chase Bank” shall mean JPMorgan Chase Bank, N.A.

“Judgment Currency” shall have the meaning assigned to such term in Section 10.18(b).

“Jungo Business” shall mean the business owned by Jungo Limited and its Subsidiaries as of the Closing Date (including such businesses related to software tools for embedded software development), together with any Equity Interests of Jungo Limited and its Subsidiaries held by Holdings or any of its Subsidiaries as of the Closing Date.

“LC Disbursement” shall mean a payment made by the Issuing Bank pursuant to a Letter of Credit.

“LC Exposure” shall mean, at any time, the sum of (a) the U.S. Dollar Equivalents of the undrawn amounts of all outstanding Letters of Credit at such time plus (b) the sum of the U.S. Dollar Equivalents of the amounts of all LC Disbursements that have not yet been reimbursed by or on behalf of the Borrowers at such time. The LC Exposure of any Revolving Lender at any time shall be its Applicable Percentage of the aggregate LC Exposure at such time.

“LC Fronting Fee” shall have the meaning assigned to such term in Section 2.07(b).

“LC Participation Fee” shall have the meaning assigned to such term in Section 2.07(b).

“Leases” shall mean any and all leases, subleases, tenancies, options, concession agreements, rental agreements, occupancy agreements, franchise agreements, access agreements and any other agreements (including all amendments, extensions, replacements, renewals, modifications and/or guarantees thereof), whether or not of record and whether now in existence or hereafter entered into, affecting the use or occupancy of all or any portion of any Real Property.

“Lender Addendum” shall mean, with respect to any Lender on the Closing Date, a lender addendum in the form of Exhibit G, to be executed and delivered by such Lender on the Closing Date as provided in Section 10.15.

“Lenders” shall mean (a) the financial institutions that have become a party hereto pursuant to a Lender Addendum and (b) any financial institution that has become a party hereto pursuant to an Assignment and Assumption, other than, in each case, any such financial institution that has ceased to be a party hereto pursuant to an Assignment and Assumption.

“Letter of Credit” shall mean any letter of credit issued pursuant to this Agreement.

“LIBO Rate” shall mean, with respect to any Eurocurrency Borrowing in any currency for any Interest Period, the rate per annum determined by the Administrative Agent at approximately 11:00 a.m., London time, on the Quotation Day for such Interest Period by reference to the British Bankers’ Association Interest Settlement Rates for deposits in such currency (as reflected on the applicable Reuters screen) for a period equal to such Interest Period; provided that, if an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the “LIBO Rate” shall be the interest rate per annum determined by the Administrative Agent to be the average of the rates per annum at which deposits in such currency are offered for such Interest Period by the principal London office of the Administrative Agent to major banks in the London interbank market (as selected by the Administrative Agent) at approximately 11:00 a.m., London time, on the Quotation Day for such Interest Period.

“Lien” shall mean, with respect to any property, (a) any mortgage, deed of trust, lien, pledge, encumbrance, claim, charge, assignment, hypothecation, security interest or encumbrance of any kind, including any easement, right-of-way or other encumbrance on title to Real Property, in each of the foregoing cases whether voluntary or imposed by law, and any agreement to give any of the foregoing; (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement relating to such property; and (c) in the case of securities, any purchase option, call or similar right of a third party with respect to such securities; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Loan” shall mean the loans made by the Lenders to the Borrowers pursuant to Section 2.01 in the form of Tranche A Loans, Tranche B Loans or Revolving Loans or pursuant to Section 2.19 in the form of Incremental Loans. Each Loan shall be an ABR Loan, a Eurocurrency Loan or a EURIBOR Loan.

“Loan Documents” shall mean this Agreement, the Notes (if any), the Security Documents and, solely for purposes of paragraph (e) of Section 8.01 and paragraph (b) of Section 10.03, the confidential Engagement and Commitment Letter, dated as of February 14, 2011, among the Borrowers, the Arrangers, the Bookrunners, the Administrative Agent and certain of their respective affiliates.

“Loan Parties” shall mean, collectively, the Borrowers and the Guarantors.

“Local Time” shall mean (a) with respect to any Loan or Borrowing denominated in dollars or any Letter of Credit denominated in dollars, New York City time, and (b) with respect to any Loan or Borrowing denominated in Euros or Sterling or any Letter of Credit denominated in Euros or Sterling, London time.

“London Agent” shall have the meaning assigned to such term in the preamble hereto and includes each other person appointed as the successor pursuant to Article IX.

“Major Event of Default” shall mean any Event of Default described in Section 8.01(a), (b), (g), (h) or (l).

“Mandatory Costs Rate” has the meaning set forth in Exhibit N.

“Margin Stock” shall have the meaning assigned to such term in Regulation U.

“Master Intercompany Agreement” shall mean the New Master Intercompany Agreement dated February 6, 2009, by and between News Corporation and NDS Finance.

“Material Adverse Effect” shall mean (a) a material adverse effect on the business, operations, property or financial condition of Holdings and its Restricted Subsidiaries, taken as a whole; (b) material impairment of the ability of the Loan Parties to perform any of their obligations under any Loan Document; or (c) material impairment of the remedies available to the Lenders or the Security Agent under any Loan Document or the Lenders’ or Security Agent’s rights to enforce any of the Loan Documents.

“Material Indebtedness” shall mean any Indebtedness (other than the Loans and Hedging Obligations) of Holdings or any of its Restricted Subsidiaries in an aggregate outstanding principal amount exceeding $25,000,000.

“Maximum Rate” shall have the meaning assigned to such term in Section 10.14.

“MFN Tranche A Increase” shall have the meaning assigned to such term in Section 2.19(c).

“MFN Tranche B Increase” shall have the meaning assigned to such term in Section 2.19(c).

“MNPI” shall have the meaning assigned to such term in Section 10.04(h).

“Moody’s” shall mean Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Multiemployer Plan” shall mean a multiemployer plan within the meaning of Section 4001(a)(3) or Section 3(37) of ERISA (a) to which Holdings, any Restricted Subsidiary or any of their respective ERISA Affiliates is then making or accruing an obligation to make contributions; (b) to which Holdings, any Restricted Subsidiary or any of their respective ERISA Affiliates has within the preceding five plan years made contributions; or (c) with respect to which Holdings, any Restricted Subsidiary or any of their respective ERISA Affiliates could incur liability.

“NDS Finance” shall have the meaning assigned to such term in the preamble hereto.

“Net Cash Proceeds” shall mean:

(a) with respect to any Asset Sale (other than any issuance or sale of Equity Interests of Holdings), the cash proceeds received by Holdings or any of its Restricted Subsidiaries (including cash proceeds subsequently received (as and when received by Holdings or any of its Restricted Subsidiaries) in respect of non-cash consideration, including Designated Non-cash Consideration, initially received), net of (i) selling expenses (including reasonable brokers’ fees or commissions, reasonable incentive bonuses paid to officers and employees, legal, accounting and other professional and transactional fees, transfer and similar Taxes and Holdings’s good faith estimate of income Taxes actually paid or payable in connection with such sale); (ii) amounts provided as a reserve, in accordance with IFRS, against (x) any liabilities under any indemnification obligations associated with such Asset Sale or (y) any other liabilities retained by Holdings or any of its Restricted Subsidiaries associated with the properties sold in such Asset Sale (provided that, to the extent and at the time any such amounts are released from such reserve, such amounts shall constitute Net Cash Proceeds); (iii) Holdings’s good faith estimate of payments required to be made within 180 days of such Asset Sale with respect to unassumed liabilities relating to the properties sold (provided that, to the extent such cash proceeds are not used to make payments in respect of such unassumed liabilities within 180 days of such Asset Sale, such cash proceeds shall constitute Net Cash Proceeds); and (iv) the principal amount, premium or penalty, if any, interest and other amounts on any Indebtedness for borrowed money which is secured by a Lien on the properties sold in such Asset Sale (so long as such Lien was permitted to encumber such properties under the Loan Documents at the time of such sale) and which is repaid with such proceeds (other than any such Indebtedness assumed by the purchaser of such properties);

(b) with respect to any Debt Issuance by Holdings or any of its Restricted Subsidiaries, the cash proceeds thereof, net of customary fees, commissions, costs and other expenses incurred in connection therewith; and

(c) with respect to any Casualty Event, the cash insurance proceeds, condemnation awards and other compensation received in respect thereof, net of all reasonable costs and expenses incurred in connection with the collection of such proceeds, awards or other compensation in respect of such Casualty Event, net of the principal amount, premium or penalty, if any, interest and other amounts on any Indebtedness for borrowed money which is secured by a Lien on the properties subject to such Casualty Event (so long as such Lien was permitted to encumber such properties under the Loan Documents at the time of such Casualty Event) and which is repaid with such proceeds.

“Net Working Capital” shall mean, at any time, Consolidated Current Assets at such time minus Consolidated Current Liabilities at such time.

“Netherlands Security Agreement” shall mean the deed of pledge of shares to be created by NDS Finance over the shares of NDS Holdings B.V., among the Loan Parties party thereto and the Security Agent for the benefit of the Secured Parties and which shall be in form and substance reasonably satisfactory to the Administrative Agent.

“Non-Cooperative Jurisdiction” shall mean a non-cooperative State or territory (Etat ou territoire non coopératif) as set out in the list referred to in Article 238-0A of the French Code général des impôts, as such list may be amended from time to time.

“Notes” shall mean, collectively, each of the Tranche A Notes, the Tranche B Notes and the Revolving Notes.

“Obligations” shall mean (a) obligations of the Borrowers and the other Loan Parties from time to time arising under or in respect of the due and punctual payment of (i) the principal of and premium, if any, and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Loans, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, (ii) each payment required to be made by the Borrowers under this Agreement in respect of any Letter of Credit, when and as due, including payments in respect of reimbursement of disbursements, interest thereon and obligations to provide cash collateral and (iii) all other monetary obligations, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of the Borrowers and the other Loan Parties under this Agreement and the other Loan Documents, and (b) the due and punctual performance of all covenants, agreements, obligations and liabilities of the Borrowers and the other Loan Parties under or pursuant to this Agreement and the other Loan Documents.

“OFAC” shall have the meaning assigned to such term in Section 3.21(a).

“Officers’ Certificate” shall mean a certificate executed by the chairman of the Board of Directors (if an officer), the chief executive officer or the president or one of the Financial Officers, in his or her official (and not individual) capacity.

“Organizational Documents” shall mean, with respect to any person, (a) in the case of any corporation, the certificate of incorporation and by-laws or constitutional documents (or similar documents) of such person, (b) in the case of any limited liability company, the certificate of formation and operating agreement or certificate of incorporation and constitutional documents (or similar documents) of such person, (c) in the case of any limited partnership, the certificate of formation and limited partnership agreement (or similar documents) of such person, (d) in the case of any general partnership, the partnership agreement (or similar document) of such person and (e) in any other case, the functional equivalent of the foregoing.

“Other Connection Taxes” shall mean, with respect to any Agent, any Lender, any Issuing Bank or any other recipient of any payment to be made by or on account of any obligation of any Loan Party hereunder, Taxes imposed as a result of a present or former connection between such recipient and the jurisdiction imposing such Taxes (other than a connection arising from such recipient having executed, delivered, enforced, become a party to, performed its obligations under, received payments under, received or perfected a security interest under or engaged in any other transaction pursuant to, or enforced, any Loan Document, or sold or assigned an interest in any Loan Document).

“Other Taxes” shall mean all present or future stamp, court, registration or documentary Taxes, VAT and any other excise, property, intangible, mortgage recording or similar Taxes, charges or levies which arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment or participation (other than an assignment under Section 2.18(b)) and other than Excluded Taxes.

“Parent” shall mean, with respect to any Lender, any person as to which such Lender is, directly or indirectly, a Subsidiary.

“Participant” shall have the meaning assigned to such term in Section 10.04(d).

“Participant Register” shall have the meaning assigned to such term in Section 10.04(d).

“Participating Member State” shall mean any member state of the European Union that adopts or has adopted the Euro as its lawful currency in accordance with EMU Legislation.

“Patriot Act” shall have the meaning assigned to such term in Section 4.01(n).

“PBGC” shall mean the Pension Benefit Guaranty Corporation referred to and defined in ERISA.

“Perfection Requirements” shall mean the filing in appropriate form in the appropriate offices as may be required under applicable law and the making or the procuring of the appropriate financing statements and other registrations, filings, endorsements, notarizations, stampings or notifications of the Security Documents or the Liens created thereunder in order to perfect the Liens created by the Security Documents.

“Permitted Acquisition” shall mean any transaction or series of related transactions for the (a) acquisition of all or substantially all of the property of any person, or of any business or division of any person; or (b) acquisition (including by merger or consolidation) of the Equity Interests of any person that becomes a Restricted Subsidiary after giving effect to such transaction or series of related transactions; provided that each of the following conditions shall be met:

(i) no Default then exists or would result therefrom;

(ii) after giving effect to such transaction or series of related transactions on a Pro Forma Basis, Holdings shall be in compliance with all covenants set forth in Section 6.09 as of the most recent Test Period (assuming (x) for purposes of Section 6.09, that such transaction or series of related transactions, and all other Permitted Acquisitions consummated since the first day of the relevant Test Period for each of the financial covenants set forth in Section 6.09 ending on or prior to the date of such transaction or series of related transactions, had occurred on the first day of such relevant Test Period and (y) if such transaction or series of related transactions is to be consummated prior to the last day of the first Test Period for which the covenants in Section 6.09 are required to be satisfied, the levels required for such first Test Period shall be deemed to apply in determining compliance with such covenants for purposes of this clause (ii));

(iii) the person or business to be acquired shall be, or shall be engaged in, a business of the type that Holdings and the Restricted Subsidiaries are permitted to be engaged in under Section 6.12 and the property acquired in connection with any such transaction or series of related transactions shall be made subject to the Lien of the Security Documents, except as otherwise permitted in Sections 5.11 and 5.12, and shall be free and clear of any Liens, other than Permitted Liens;

(iv) the Board of Directors of the person to be acquired shall have approved the consummation of such acquisition (which approval has not been withdrawn);

(v) all transactions in connection therewith shall be consummated in all material respects in accordance with all applicable Requirements of Law;

(vi) with respect to any transaction or series of related transactions involving Acquisition Consideration of more than $50,000,000, Holdings shall have provided the Administrative Agent and the Lenders with (A) historical financial statements for the last two fiscal years (or, if less, the number of years since formation) of the person or business to be acquired (audited if available without undue cost or delay) and unaudited financial statements thereof for the most recent interim period which are available, (B) reasonably detailed projections for each of the next three fiscal years pertaining to the person or business to be acquired and updated projections for Holdings after giving effect to such transaction or series of related transactions and (C) all such other material information and data relating to such transaction or series of related transactions or the person or business to be acquired as may be reasonably requested by the Administrative Agent or the Required Lenders (subject to any restrictions under confidentiality arrangements); provided that the aggregate Acquisition Consideration in respect of Permitted Acquisitions in respect of which the requirements of this clause (vi) have not been satisfied shall not exceed $150,000,000 in any fiscal year of Holdings; and

(vii) with respect to any transaction or series of related transactions involving Acquisition Consideration of more than $50,000,000, at least 10 Business Days prior to the proposed date of consummation of the transaction or series of related transactions, Holdings shall have delivered to the Agents and the Lenders an Officers’ Certificate certifying that such transaction or series of related transactions complies with this definition (which shall have attached thereto reasonably detailed backup data and calculations showing such compliance); provided that the aggregate Acquisition Consideration in respect of Permitted Acquisitions in respect of which the requirements of this clause (vii) have not been satisfied shall not exceed $150,000,000 in any fiscal year of Holdings.

“Permitted Additional Notes” shall mean, collectively, the Permitted Senior Notes and the Permitted Subordinated Notes.

“Permitted Holder” shall mean each of (a) any investment funds or partnerships managed or advised by Permira Advisers LLP or its Affiliates, but excluding any portfolio company of any of the foregoing and any person Controlled by any such portfolio company (including Holdings and its Subsidiaries) and (b) News Corporation and its Affiliates.

“Permitted Liens” shall have the meaning assigned to such term in Section 6.02.

“Permitted Refinancing” shall mean, with respect to any person, any modification, refinancing, refunding, renewal or extension of any Indebtedness of such person; provided that (a) the principal amount (or accreted value, if applicable) thereof does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so modified, refinanced, refunded, renewed or extended except by an amount equal to unpaid accrued interest and premium thereon plus other reasonable amounts paid, and fees and expenses reasonably incurred, in connection with such modification, refinancing, refunding, renewal or extension and by an amount equal to any existing commitments unutilized thereunder, (b) such modification, refinancing, refunding, renewal or extension has a final maturity date equal to or later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being modified, refinanced, refunded, renewed or extended, (c) to the extent such Indebtedness being modified, refinanced, refunded, renewed or extended is subordinated in right of payment to the Obligations, such modification, refinancing, refunding, renewal or extension is subordinated in right of payment to the Obligations on terms at least as favorable to the Lenders (as determined in good faith by the Board of Directors of Holdings) as those contained in the documentation governing the Indebtedness being modified, refinanced, refunded, renewed or extended, (d) Indebtedness of a Restricted Subsidiary that is not a

Borrower or Guarantor shall not refinance Indebtedness of a Borrower or a Guarantor and (e) no person is an obligor under such modified, refinanced, refunded, renewed or extended Indebtedness that was not an obligor under such Indebtedness prior to such modification, refinancing, refunding, renewal or extension.

“Permitted Senior Notes” shall mean any unsecured senior notes issued or incurred by NDS Finance; provided that (a) such senior notes shall not be guaranteed by any Subsidiary that is not a Loan Party hereunder, (b) such senior notes do not provide for (i) any scheduled payment or mandatory prepayment of principal or (ii) any put exercisable at the option of the holder thereof, in each case earlier than 181 days after the Final Maturity Date, other than (x) redemptions made at the option of the holders of such senior notes upon a change in control of NDS Finance in circumstances that would also constitute a Change of Control under this Agreement (provided that any such redemption cannot be required to be made fewer than 30 days after such change in control) and (y) mandatory prepayments required as a result of asset dispositions if such senior notes allow NDS Finance to satisfy such mandatory prepayment requirement by prepayment of Loans under this Agreement and (c) the guarantee release provisions in such senior notes are reasonably satisfactory to the Administrative Agent.

“Permitted Subordinated Notes” shall mean any unsecured subordinated notes issued or incurred by NDS Finance and subordinated in right of payment to the payment in full of the Obligations of NDS Finance under the Loan Documents; provided that (a) such subordinated notes shall not be guaranteed by any Subsidiary that is not a Loan Party hereunder and all such guarantees permitted by this clause shall be subordinated in right of payment to the payment in full of the Obligations of Borrowers and Guarantors under the Loan Documents, (b) such subordinated notes do not provide for (i) any scheduled payment or mandatory prepayment of principal or (ii) any put exercisable at the option of the holder thereof, in each case earlier than 181 days after the Final Maturity Date, other than (x) redemptions made at the option of the holders of such subordinated notes upon a change in control of NDS Finance in circumstances that would also constitute a Change of Control under this Agreement (provided that any such redemption cannot be required to be made fewer than 30 days after such change in control and that any such redemption is subordinated to the indefeasible payment in full of all principal, interest and other amounts under the Loan Documents) and (y) mandatory prepayments required as a result of asset dispositions if such subordinated notes allow NDS Finance to satisfy such mandatory prepayment requirement by prepayment of Loans under this Agreement or other senior obligations of NDS Finance and (c) the subordination provisions (including guarantee release provisions) in such subordinated notes are reasonably satisfactory to the Administrative Agent.

“person” shall mean any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” shall mean any employee pension benefit plan (other than a Multiemployer Plan) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA sponsored, maintained or contributed to by Holdings, any Restricted Subsidiary or any of their respective ERISA Affiliates.

“Platform” shall have the meaning assigned to such term in Section 10.01(d).

“Pro Forma Basis” shall mean on a basis in accordance with IFRS and Article 11 of Regulation S-X; provided that notwithstanding the provisions of Regulation S-X, pro forma adjustments may include (without duplication) net operating expense reductions for such period resulting from the transaction which is being given pro forma effect that are reasonably identified and factually supported in a certificate in which a Responsible Officer of Holdings certifies that such reductions are reasonably expected to be sustainable and have been realized or the steps necessary for such realization have been taken or are reasonably expected to be taken, and such reductions are reasonably expected to be realized within twelve months following any such transaction. For purposes of determining pro forma compliance with the Total Leverage Ratio as required by clause (ii) of the definition of the term “Permitted Acquisition”, the definition of the term “Qualifying IPO”, Section 2.19, Section 5.15, Sections 6.01(j), (l), (m), (n) and (o), Section 6.02(p), Section 6.06(b) and Section 6.07(b) (but not for purposes of determining compliance with Section 6.09 at the end of a Test Period), in the event that Holdings or any of its Restricted Subsidiaries incurs, assumes, guarantees, redeems, repays, retires or extinguishes any Indebtedness included in the definition of the term “Consolidated Indebtedness” (in each case, other than Indebtedness incurred or repaid under any revolving credit facility in the ordinary course of business for working capital purposes), subsequent to the end of the Test Period for which the Total Leverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of any such ratio is made, then the Total Leverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, repayment, retirement or extinguishment of Indebtedness, as if the same had occurred on the last day of the applicable Test Period. For purposes of determining pro forma compliance with the Total Leverage Ratio in connection with the incurrence of any Indebtedness pursuant to Section 6.01(j), (l), (n) or (o) the proceeds of which shall be promptly escrowed in a blocked account and which shall be designated to be used solely for (x) the consummation of a Permitted Acquisition or (y) if such Permitted Acquisition is not consummated, the redemption, repayment, retirement or extinguishment in full of such Indebtedness so incurred, in each case not later than three months after such incurrence, the Total Leverage Ratio shall be calculated giving pro forma effect to whichever of the following shall result in the higher Total Leverage Ratio: (1) the applicable Permitted Acquisition as if it occurred on the first day of the applicable Test Period or (2) such redemption, repayment, retirement or extinguishment as if the same had occurred on the last day of the applicable Test Period.

“property” shall mean any right, title or interest in or to property or assets of any kind whatsoever, whether real, personal or mixed and whether tangible or intangible and including Equity Interests or other ownership interests of any person and whether now in existence or owned or hereafter entered into or acquired, including all Real Property.

“Protected Party” shall mean an Agent, Lender or Issuing Bank which is or will be subject to any liability or required to make any payment for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Loan Document.

“Public Company” shall mean, after the IPO, the person that shall have issued Equity Interests pursuant to such IPO (such person being either Holdings or any direct or indirect parent company of Holdings).

“Purchase Money Obligation” shall mean, for any person, the obligations of such person in respect of Indebtedness (including Capital Lease Obligations) incurred for the purpose of financing all or any part of the purchase price of any property (including Equity Interests of any person) or the cost of installation, construction or improvement of any property and any refinancing thereof; provided, however, that (a) such Indebtedness is incurred within 180 days after such acquisition, installation, construction or improvement of such property by such person and (b) the amount of such Indebtedness does not exceed 100% of the cost of such acquisition, installation, construction or improvement plus fees and expenses reasonably related thereto.

“Purchasing Borrower Party” shall mean any of Holdings, any Borrower or any Subsidiary.

“Purchasing Debt Affiliate” shall mean any Affiliate of Holdings (other than a Purchasing Borrower Party).

“Qualified Capital Stock” of any person shall mean any Equity Interests of such person that are not Disqualified Capital Stock.

“Qualifying IPO” shall mean an IPO that does not result in a Change in Control and satisfies the following requirements: (a) the Total Leverage Ratio, determined on a Pro Forma Basis for the Test Period then last ended, shall not be greater than 3.25 to 1.00 and (b) no penalties or fees shall be due and owing under the Loan Documents immediately prior to such IPO (it being understood that no additional penalties or fees will be charged in connection with an IPO under the Loan Documents).

“Qualifying Lender” shall mean, in relation to a U.K. Loan Party, (a) a Lender or an Issuing Bank (other than a Lender or an Issuing Bank within clause (b) of this definition) which is beneficially entitled to interest payable to that Lender or Issuing Bank in respect of an advance under a Loan Document and is (i) a Lender or an Issuing Bank (A) which is a bank (as defined for the purpose of section 879 of ITA) making an advance under a Loan Document or (B) in respect of an advance made under a Loan Document by a person that was a bank (as defined for the purpose of section 879 of ITA) at the time that such advance was made, and which in each case is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance; (ii) a Lender or an Issuing Bank which is (A) a company resident in the United Kingdom for United Kingdom tax purposes, (B) a partnership each member of which is (I) a company so resident in the United Kingdom or (II) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (for the purposes of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA or (C) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (for the purposes of section 19 of the CTA) of that company; or (iii) a Treaty Lender; or (b) a Lender or an Issuing Bank which is a building society (as defined for the purposes of section 880 of ITA) making an advance under a Loan Document.

“Quotation Day” shall mean, with respect to any Eurocurrency Borrowing or EURIBOR Borrowing and any Interest Period, the day on which it is market practice in the relevant interbank market for prime banks to give quotations for deposits in the currency of such Borrowing for delivery on the first day of such Interest Period. If such quotations would normally be given by prime banks on more than one day, the Quotation Day will be the last of such days.

“Real Property” shall mean, collectively, all right, title and interest (including any leasehold, mineral or other estate) in and to any and all parcels of or interests in real property owned, leased or operated by any person, whether by lease, license or other means, together with, in each case, all easements, hereditaments and appurtenances relating thereto, all improvements and appurtenant fixtures and equipment, all general intangibles and contract rights and other property and rights incidental to the ownership, lease or operation thereof.

“Recipient” shall have the meaning assigned to such term in Section 2.17(m).

“Register” shall have the meaning assigned to such term in Section 10.04(c).

“Registered Intellectual Property” means all Intellectual Property Rights that are registered or filed with any Governmental Authority, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Regulation D” shall mean Regulation D of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Regulation S-X” shall mean Regulation S-X promulgated under the Securities Act.

“Regulation T” shall mean Regulation T of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Regulation U” shall mean Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Regulation X” shall mean Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Related Parties” shall mean, with respect to any person, such person’s Affiliates and the directors, officers, employees, agents and advisors of such person and of such person’s Affiliates.

“Release” shall mean any spilling, leaking, seepage, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, depositing, dispersing, emanating or migrating of any Hazardous Material in, into, onto or through the Environment.

“Relevant Party” shall have the meaning assigned to such term in Section 2.17(m).

“Repayment Date” shall mean the Tranche A Repayment Date or Tranche B Repayment Date, as the context requires.

“Required Lenders” shall mean, at any time, Lenders having Revolving Exposures, outstanding Term Loans and unused Commitments representing more than 50% of the aggregate Revolving Exposures, outstanding Term Loans and unused Commitments at such time.

“Required Revolving Lenders” shall mean, at any time, Revolving Lenders having more than 50% of the sum of all Revolving Exposures and unused Revolving Commitments at such time.

“Required Tranche Lenders” shall mean, at any time, (a) with respect to Revolving Commitments and Revolving Loans, the Required Revolving Lenders and (b) with respect to any Tranche of Term Loans or Commitments in respect thereof, Lenders having more than 50% of the sum of all Loans outstanding and unused Commitments, in each case in respect of such Tranche, at such time.

“Requirements of Law” shall mean, collectively, any and all requirements of any Governmental Authority, including any and all laws, judgments, orders, decrees, ordinances, rules, regulations, statutes or case law.

“Response” shall mean (a) “response” as such term is defined in CERCLA, 42 U.S.C. § 9601(24) and (b) all other actions required by any Governmental Authority or voluntarily undertaken to (i) clean up, remove, treat, abate or in any other way address any Hazardous Material in the Environment; (ii) prevent the Release or threat of Release, or minimize the further Release, of any Hazardous Material; or (iii) perform studies and investigations in connection with, or as a precondition to, or to determine the necessity of the activities described in, clause (i) or (ii) above.

“Responsible Officer” of any person shall mean any executive officer or Financial Officer of such person and any other officer, similar official or authorized person thereof with responsibility for the administration of the obligations of such person in respect of this Agreement.

“Restricted Subsidiary” shall mean each Subsidiary (including, for the avoidance of doubt, each Borrower) other than an Unrestricted Subsidiary.

“Revolving Availability Period” shall mean the period from and including the Closing Date to but excluding the earlier of (a) the date that is one month prior to the Revolving Maturity Date and (b) the date of termination of the Revolving Commitments.

“Revolving Borrowing” shall mean Revolving Loans of the same Type, made, converted or continued on the same date, and, in the case of Revolving Loans that are Eurocurrency Loans or EURIBOR Loans, as to which a single Interest Period is in effect.

“Revolving Closing Fee” shall have the meaning assigned to such term in Section 2.07(d).

“Revolving Commitment” shall mean, with respect to each Revolving Lender, the commitment, if any, of such Revolving Lender to make Revolving Loans and to acquire participations in Letters of Credit hereunder, expressed as an amount representing the maximum aggregate amount of such Revolving Lender’s Revolving Exposure, as such commitment may be (a) reduced from time to time pursuant to Section 2.09 and (b) reduced or increased from time to time pursuant to assignments by or to such Revolving Lender pursuant to Section 10.04. The initial amount of each Revolving Lender’s Revolving Commitment is set forth on Schedule I to the Lender Addendum and delivered by such Revolving Lender. The initial aggregate amount of the Revolving Lenders’ Revolving Commitments is $75,000,000.

“Revolving Exposure” shall mean, with respect to any Revolving Lender at any time, the sum of (a) the outstanding principal amount of the U.S. Dollar Equivalent of such Revolving Lender’s Revolving Loans at such time and (b) such Revolving Lender’s LC Exposure at such time.

“Revolving Lender” shall mean a Lender with a Revolving Commitment or, if the Revolving Commitments have terminated or expired, a Lender with Revolving Exposure.

“Revolving Loan” shall mean a Loan made pursuant to clause (c) of Section 2.01.

“Revolving Maturity Date” shall mean March 10, 2017, or, if such date is not a Business Day, the first Business Day thereafter (unless such next Business Day is not in the same calendar month, in which case the next preceding Business Day).

“Revolving Notes” shall mean any notes evidencing the Revolving Loans issued pursuant to this Agreement, substantially in the form of Exhibit H-3.

“S&P” shall mean Standard & Poor’s Financial Services LLC and any successor to its rating agency business.

“Sale and Leaseback Transaction” shall have the meaning assigned to such term in Section 6.03.

“Sarbanes-Oxley Act” shall mean the United States Sarbanes-Oxley Act of 2002 and all rules and regulations promulgated thereunder.

“SEC” shall mean the United States Securities and Exchange Commission or any Governmental Authority succeeding to its principal functions.

“Secured Obligations” shall mean (a) the Obligations, (b) the due and punctual payment and performance of all obligations of the Borrowers and the other Loan Parties under each Hedging Agreement entered into with any counterparty that is a Secured Party and (c) the due and punctual payment and performance of all obligations of the Borrowers and the other Loan Parties (including overdrafts and related liabilities) under each Treasury Services Agreement existing on or entered into after the Closing Date, in each case with any counterparty that is a Secured Party.

“Secured Parties” shall mean, collectively, (a) each Agent, each Lender, each Issuing Bank and each Indemnitee, (b) each counterparty to a Hedging Agreement or Treasury Services Agreement existing on or entered into after the Closing Date if such counterparty was an Agent, a Lender or an Affiliate of an Agent or a Lender (i) on the Closing Date, in the case of a Hedging Agreement or Treasury Services Agreement existing on the Closing Date or (ii) at the date of entering into such Hedging Agreement or Treasury Services Agreement, in the case of a Hedging Agreement or Treasury Services Agreement entered into after the Closing Date and (c) the permitted successors, assigns and novatees of each of the foregoing.

“Securities Act” shall mean the United States Securities Act of 1933.

“Securities Collateral” shall mean any Collateral in the form of Equity Interests pledged to the Security Agent under the Security Documents.

“Security Agent” shall have the meaning assigned to such term in the preamble hereto and includes each other person appointed as the successor pursuant to Article IX.

“Security Documents” shall mean the U.K. Security Agreements, the U.S. Security Agreement, the U.S. Intellectual Property Security Agreement, the U.S. Pledge Agreement, the French Security Agreements, the Israeli Security Agreements, the Netherlands Security Agreement, the Swedish Security Agreement and each other security document or pledge agreement delivered in accordance with applicable local or foreign law (including pursuant to Sections 5.11 and 5.12 and the definition of the term “Super Holdco Transaction”) to grant a valid, perfected security interest in any property as collateral for the Secured Obligations, and all UCC or other financing statements or instruments of perfection required by this Agreement, the U.K. Security Agreements, the U.S. Security Agreement, the U.S. Intellectual Property Security Agreement, the French Security Agreements, the Israeli Security Agreements, the Netherlands Security Agreement, the Swedish Security Agreement or any other such security document or pledge agreement to be filed with respect to the security interests in property and fixtures created pursuant to any such agreement and any other document or instrument utilized to pledge or grant or purport to pledge or grant a security interest or lien on any property as collateral for the Secured Obligations.

“Specified Asset Sales” shall mean, collectively, (a) the sale of all or any part of the Jungo Business and (b) the sale of all or any part of the CastUp Business.

“Statutory Reserves” shall mean, for any Interest Period for any Eurocurrency Borrowing in any currency, the average maximum rate at which reserves (including any marginal, supplemental or emergency reserves) are required to be maintained during such Interest Period by any Governmental Authority of the United States or of the jurisdiction of such currency or in which any subject Loans in such currency are made to which banks in such jurisdiction are subject for any category of deposits or liabilities customarily used to fund loans in such currency or by reference to which interest rates applicable to Loans in such currency are determined. Such reserves shall include those imposed pursuant to Regulation D (and for purposes of Regulation D, Eurocurrency Loans shall be deemed to constitute eurocurrency liabilities). Loans shall be deemed to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under Regulation D or any other applicable law, rule or regulation. The Statutory Reserves shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Sterling” or “£” shall mean the lawful money of the United Kingdom.

“Subordinated Indebtedness” shall mean Indebtedness of any Loan Party that is by its terms subordinated in right of payment to the Obligations of such Loan Party.

“Subsidiary” shall mean, with respect to any person (the “parent”) at any date, (a) any corporation, limited liability company, association or other business entity of which securities or other ownership interests representing more than 50% of the Voting Stock (other than securities or interests having voting power only by reason of the occurrence of a contingency) are, as of such date, owned, controlled or held by the parent and/or one or more subsidiaries of the parent, (b) any partnership (i) the sole general partner or the managing general partner of which is the parent and/or one or more subsidiaries of the parent or (ii) the only general partners of which are the parent and/or one or more subsidiaries of the parent and (c) any other person that is otherwise Controlled by the parent and/or one or more subsidiaries of the parent. Unless the context requires otherwise, “Subsidiary” refers to a Subsidiary of Holdings.

“Subsidiary Designation” shall mean any designation of a Restricted Subsidiary as an Unrestricted Subsidiary, or of an Unrestricted Subsidiary as a Restricted Subsidiary, that is effected in accordance with Section 5.15.

“Super Holdco” shall have the meaning assigned to such term in the definition of the term “Super Holdco Transaction”.

“Super Holdco Transaction” shall mean a transaction (or series of transactions) the sole material effect of which is to cause 100% of the Equity Interests in Holdings to be held by a newly-formed entity (“Super Holdco”); provided that (a) the owners of 100% of the Equity Interests in Super Holdco immediately after giving effect to such transaction (and the amount of such Equity Interests owned by each such person) are identical to the owners of 100% of the Equity Interests in Holdings immediately prior to giving effect to such transaction (and the amount of such Equity Interests owned by each such person), (b) Super Holdco shall have entered into a Security Document, in form and substance reasonably satisfactory to the Administrative Agent, pursuant to which Super Holdco pledges the Equity Interests in Holdings to the Security Agent, on behalf of the Secured Parties, as Collateral for the Secured Obligations and (c) Super Holdco shall have entered into a joinder to this Agreement, in form and substance reasonably satisfactory to the Administrative Agent, pursuant to which Super Holdco agrees to be bound by the terms of Section 6.18.

“Supplier” shall have the meaning assigned to such term in Section 2.17(m).

“Swedish Security Agreement” shall mean the share pledge agreement to be created by NDS Holdings B.V. over the shares of NDS Sweden AB, among the Loan Parties party thereto and the Security Agent for the benefit of the Secured Parties and which shall be in form and substance reasonably satisfactory to the Administrative Agent.

“Swedish Transaction Security” means any Securities Collateral granted under a Security Document governed by Swedish law.

“Syndication Agent” shall have the meaning assigned to such term in the preamble hereto.

“Tax Return” means all original and amended returns, declarations, claims for refund reports, estimates, information returns and statements required to be filed in respect of any Taxes, including any schedules, forms or other required attachments thereto.

“Tax” or “Taxes” shall mean all present or future taxes, levies, imposts, duties, deductions, withholdings, assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Tax Confirmation” shall mean a confirmation by a Lender or an Issuing Bank that the person beneficially entitled to interest payable to that Lender or Issuing Bank in respect of an advance under a Loan Document is either:

(i) a company resident in the United Kingdom for United Kingdom tax purposes;

(ii) a partnership each member of which is (A) a company so resident in the United Kingdom or (B) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (for the purposes of section 19 of the CTA) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the CTA; or

(iii) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (for the purposes of section 19 of the CTA) of that company.

“Term Borrowing” shall mean, collectively, the Tranche A Borrowings, the Tranche B Borrowings, the Incremental Tranche A Borrowings and the Incremental Tranche B Borrowings.

“Term Loans” shall mean, collectively, the Tranche A Loans, the Tranche B Loans and any Incremental Loans.

A “Test Period” in effect at any time shall mean the period of four consecutive fiscal quarters of Holdings ended on or prior to such time (taken as one accounting period) in respect of which financial statements for each quarter or fiscal year in such period have been or were required to be delivered pursuant to Section 5.01(a) or

5.01(b) without giving effect to any grace period applicable thereto (or, solely for purposes of determining pro forma compliance with the covenants contained in Section 6.09 pursuant to clause (ii) of the definition of the term “Permitted Acquisition”, the definition of the term “Qualifying IPO”, Section 2.19, Section 5.15, Section 6.01(j), (l), (m), (n) and (o), Section 6.02(p), Section 6.06(b) and Section 6.07(b) prior to the date the first such financial statements are required to be so delivered (without giving effect to any grace period applicable thereto), the most recent period of four fiscal quarters of Holdings ended on or prior to the Closing Date). If a transaction which is conditioned upon compliance on a Pro Forma Basis with Section 6.09 is consummated prior to the last day of the first Test Period for which the covenants in Section 6.09 are required to be satisfied, the levels required for such first Test Period shall be deemed to apply in determining such compliance on a Pro Forma Basis with Section 6.09.

“Total Leverage Ratio” shall mean, at any date of determination, the ratio of (a) Consolidated Indebtedness on such date to (b) Consolidated EBITDA for the Test Period then most recently ended.

“Tranche” shall mean, with respect to any Loan or Borrowing, whether it is (a) a Tranche A Loan, a Tranche B Loan, a Revolving Loan or an Incremental Loan or (b) a Tranche A Borrowing, a Tranche B Borrowing, a Revolving Borrowing or an Incremental Borrowing. Incremental Loans and Incremental Borrowings that have different terms and conditions shall be construed to be in different Tranches.

“Tranche A Borrowing” shall mean Tranche A Loans of the same Type, made, converted or continued on the same date, and as to which a single Interest Period is in effect.

“Tranche A Closing Fee” shall have the meaning assigned to such term in Section 2.07(d).

“Tranche A Commitment” shall mean, with respect to each Tranche A Lender, the commitment, if any, of such Tranche A Lender to make a Tranche A Loan hereunder on the Closing Date in the amount set forth on Schedule I to the Lender Addendum executed and delivered by such Tranche A Lender. The initial aggregate amount of the Tranche A Lenders’ Commitments is €183,000,000.

“Tranche A Effective Yield” shall have the meaning assigned to such term in Section 2.19(c).

“Tranche A Lender” shall mean a Lender with a Tranche A Commitment or, if the Tranche A Commitments have terminated or expired, a Lender with a Tranche A Loan.

“Tranche A Loan” shall mean a Loan made pursuant to Section 2.01(a).

“Tranche A Maturity Date” shall mean March 10, 2017, or, if such date is not a Business Day, the first Business Day thereafter (unless such next Business Day is not in the same calendar month, in which case the next preceding Business Day).

“Tranche A Notes” shall mean any notes evidencing the Tranche A Loans issued pursuant to this Agreement, substantially in the form of Exhibit H-1.

“Tranche A Repayment Date” shall have the meaning assigned to such term in Section 2.11(a).

“Tranche B Borrowing” shall mean Tranche B Loans of the same Type, made, converted or continued on the same date, and, in the case of Tranche B Loans that are Eurocurrency Loans, as to which a single Interest Period is in effect.

“Tranche B Closing Fee” shall have the meaning assigned to such term in Section 2.07(d).

“Tranche B Commitment” shall mean, with respect to each Tranche B Lender, the commitment, if any, of such Tranche B Lender to make a Tranche B Loan hereunder on the Closing Date in the amount set forth on Schedule I to the Lender Addendum executed and delivered by such Tranche B Lender. The initial aggregate amount of the Tranche B Lenders’ Commitments is $800,000,000.

“Tranche B Effective Yield” shall have the meaning assigned to such term in Section 2.19(c).

“Tranche B Lender” shall mean a Lender with a Tranche B Commitment or, if the Tranche B Commitments have terminated or expired, a Lender with a Tranche B Loan.

“Tranche B Loan” shall mean a Loan made pursuant to Section 2.01(b).

“Tranche B Maturity Date” shall mean March 10, 2018, or, if such date is not a Business Day, the first Business Day thereafter (unless such next Business Day is not in the same calendar month, in which case the next preceding Business Day).

“Tranche B Notes” shall mean any notes evidencing the Tranche B Loans issued pursuant to this Agreement, substantially in the form of Exhibit H-2.

“Tranche B Repayment Date” shall have the meaning assigned to such term in Section 2.11(a).

“Transaction Costs” means all fees, costs and expenses incurred or payable by Holdings and its Subsidiaries in connection with the Transactions (including the Closing Fees).

“Transactions” shall mean, collectively, (a) the execution, delivery and performance by each Loan Party of the Loan Documents to which it is to be a party, the borrowing of Loans, the use of the proceeds thereof and the issuance of Letters of Credit hereunder, (b) the prepayment in full of all obligations under the Existing Debt Instruments, the termination of all commitments thereunder and the release of all guarantees and liens in respect thereof and (c) the payment of the Transaction Costs.

“Transferred Guarantor” shall have the meaning assigned to such term in Section 7.09.

“Treasury Services Agreement” shall mean any agreement relating to treasury, depositary and cash management services or automated clearinghouse transfer of funds.

“Treaty” shall mean a double taxation treaty.

“Treaty Lender” shall mean a Lender or an Issuing Bank that:

(i) is treated as a resident of a Treaty State for the purposes of the relevant Treaty;

(ii) does not carry on a business in the United Kingdom through a permanent establishment with which that Lender’s participation in the Loan is effectively connected; and

(iii) fulfills any other conditions which must be fulfilled under the relevant Treaty by residents of that Treaty State for such residents to obtain exemption from taxation levied by the United Kingdom on interest, subject to completion of procedural formalities.

“Treaty State” shall mean a jurisdiction having a Treaty with the United Kingdom that makes provision for full exemption from tax imposed by the United Kingdom on interest.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted LIBO Rate, the Adjusted EURIBO Rate or the Alternate Base Rate.

“UCC” shall mean the Uniform Commercial Code as in effect from time to time (except as otherwise specified) in any applicable state or jurisdiction.

“U.K. Borrower” shall have the meaning assigned to such term in the preamble hereto.

“U.K. Loan Party” shall mean a Loan Party resident in the United Kingdom for United Kingdom tax purposes.

“U.K. Non-Bank Lender” shall mean, in relation to a Loan to a UK Loan Party, a Lender that is a Qualifying Lender solely under clause (a)(ii) of the definition of Qualifying Lender. The U.K. Non-Bank Lenders as of the Closing Date are set forth on Schedule 1.01(c).

“U.K. Security Agreements” shall mean the debentures granted by Holdings, NDS Finance, the U.K. Borrower, NDS Limited, News Datacom Limited and Digi-Media Vision Limited, substantially in the form of Exhibit I, among the Loan Parties party thereto and the Security Agent for the benefit of the Secured Parties.

“United States” shall mean the United States of America.

“Unrestricted Subsidiary” shall mean (a) any Subsidiary that is formed or acquired after the Closing Date and is designated as an Unrestricted Subsidiary by Holdings pursuant to Section 5.15 subsequent to the Closing Date and (b) any Subsidiary of an Unrestricted Subsidiary. As of the Closing Date, there are no Unrestricted Subsidiaries.

“U.S. Borrower” shall have the meaning assigned to such term in the preamble hereto.

“U.S. Dollar Equivalent” means, on any date of determination, (a) with respect to any amount in dollars, such amount and (b) with respect to any amount in any currency other than dollars, the equivalent in dollars of such amount, determined by the Administrative Agent pursuant to Section 1.06 using the Exchange Rate with respect to such currency at the time in effect under the provisions of such Section.

“U.S. Intellectual Property Security Agreement” shall mean the Intellectual Property Security Agreement substantially in the form of Exhibit J-2, among the Loan Parties party thereto and the Security Agent for the benefit of the Secured Parties.

“U.S. Person” shall mean a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“U.S. Pledge Agreement” shall mean the Pledge Agreement, substantially in the form of Exhibit J-3, among the Loan Parties party thereto and the Security Agent for the benefit of the Secured Parties.

“U.S. Security Agreement” shall mean the Pledge and Security Agreement, substantially in the form of Exhibit J-1, among the Loan Parties party thereto and the Security Agent for the benefit of the Secured Parties.

“VAT” shall mean value added tax as provided for in the United Kingdom in the U.K. Value Added Tax Act 1994 and any other tax of a similar nature in any other jurisdiction.

“Voting Stock” shall mean, with respect to any person, any class or classes of Equity Interests pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the Board of Directors of such person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing: (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Subsidiary” shall mean, as to any person, (a) any corporation 100% of whose capital stock (other than directors’ qualifying shares) is at the time owned by such person and/or one or more Wholly Owned Subsidiaries of such person and (b) any partnership, association, joint venture, limited liability company or other entity in which such person and/or one or more Wholly Owned Subsidiaries of such person have a 100% equity interest at such time.

“Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

SECTION 1.02. Classification of Loans and Borrowings. For purposes of this Agreement, Loans and Borrowings may be classified and referred to by Type (e.g., a “Eurocurrency Loan” or “Eurocurrency Borrowing”) and/or by Tranche (e.g., a “Tranche A Loan” or a “Tranche A Borrowing”).

SECTION 1.03. Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any Loan Document, agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented, novated or otherwise modified (subject to any restrictions on such amendments, supplements, modifications set forth herein), (b) any reference herein to any person shall be construed to include such person’s successors, assigns and novatees, (c) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this

Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, (e) any reference to any law or regulation herein shall refer to such law or regulation as amended, modified or supplemented from time to time and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

A Default or Event of Default shall be “continuing” for purposes of this Agreement if it has not been remedied or waived; provided that in the case of a Major Event of Default, if the Administrative Agent delivers to the Borrowers after the date on which such Major Event of Default has occurred a notice requiring the Borrowers to remedy such Major Event of Default within three Business Days, if such Major Event of Default is not so remedied within three Business Days of receipt by the Borrowers of such notice, then with effect from and including the fourth Business Day after such notice is received such Major Event of Default shall be “continuing” (whether or not it is subsequently remedied) if it has not been waived by the Lenders in accordance with Section 10.02.

In this Agreement, where it relates to a Dutch Guarantor, a reference to (a) a foreign bankruptcy includes a Dutch entity being declared bankrupt (failliet verklaard) or dissolved (ontbonden); (b) a moratorium includes surseance van betaling and a moratorium is declared or occurs includes surseance verleend; insolvency includes bankruptcy and moratorium and emergency regulation (noodregeling); any step or procedure taken in connection with insolvency proceedings includes a Dutch entity having filed a notice under Section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990) or Section 60 of the Social Insurance Financing Act of the Netherlands (Wet Financiering Sociale Verzekeringen) in conjunction with Section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990); a trustee in bankruptcy includes a curator; an administrator includes a bewindvoerder; and an attachment includes a beslag; (c) a Lien includes any mortgage (hypotheek), pledge (pandrecht), financial collateral agreement (financiëlezekerheidsovereenkomst), retention of title arrangement (eigendomsvoorbehoud), right of retention (recht van retentie), right to reclaim goods (recht van reclame) and, in general, any right in rem (beperkt recht), created for the purpose of granting security (goederenrechtelijke zekerheid); (d) a Subsidiary includes a dochtermaatschappij as defined in Article 2:24a of the Dutch Civil Code; (e) a necessary action to authorize includes any action required to comply with the Works Councils Act of the Netherlands (Wet op de ondernemingsraden) and obtaining an unconditional positive advice (advies) from the competent works council(s); and (f) financial assistance means any act contemplated by (for a besloten vennootschap met beperkte aansprakelijkheid) Article 2:207(c) of the Dutch Civil Code or (for a naamloze vennootschap) Article 2:98(c) of the Dutch Civil Code.

In this Agreement where it relates to a French entity, a reference to (a) a guarantee includes a “cautionnement”, “aval” and any “garantie” which is independent from the debt to which it relates, (b) a lease includes an opération de crédit-bail, (c) a reconstruction includes any contribution of part of its business in consideration of shares (apport partiel d’actifs) and any de-merger (scission) implemented in accordance with articles L. 236-1 to L. 236-24 of the French Commercial Code, (d) a security interest includes any type of security (sûreté réelle) and transfer by way of security and (e) a merger includes any fusion implemented in accordance with articles L. 236-1 to L. 236.24 of the French Commercial Code.

SECTION 1.04. Accounting Terms; IFRS. (a) Except as otherwise expressly provided herein, all financial statements to be delivered pursuant to this Agreement shall be prepared in accordance with IFRS as in effect from time to time and all terms of an accounting or financial nature shall be construed and interpreted in accordance with IFRS as in effect from time to time; provided that, if Holdings or the Required Lenders notify the Administrative Agent that they request an amendment to any provision hereof to eliminate the effect of any change occurring after the date hereof in IFRS or in the application thereof on the operation of such provision (including as a result of any change in accounting principles pursuant to Section 1.04(b)), regardless of whether any such notice is given before or after such change in IFRS or in the application thereof, then the Lenders and Holdings shall negotiate in good faith to preserve the original intent thereof in light of such change in IFRS (subject to the approval of the Required Lenders) and until so amended, (i) any ratio or requirement shall continue to be computed in accordance with IFRS prior to such change therein and (ii) Holdings shall provide to the Administrative Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such ratio or requirement made before and after giving effect to such change in IFRS. All terms of an accounting or financial nature (including, without limitation, the definitions of Capital Lease Obligations, Consolidated Interest Expense, Consolidated Indebtedness and Indebtedness) shall be construed without giving effect to any changes to the current GAAP accounting model for leases of the type described in the FASB and IASB joint exposure draft published on August 17, 2010 entitled “Leases (Topic 840)” or otherwise arising out of the FASB project on lease accounting described in such exposure draft or to any similar provision under IFRS. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under Statement of Financial Accounting Standards 159, The Fair Value Option for Financial Assets and Financial Liabilities, or any successor thereto (including pursuant to the Accounting Standards Codification) or any similar provision under IFRS, to value any Indebtedness of Holdings or any Subsidiary at “fair value”, as defined therein.

(b) Holdings may use GAAP for financial reporting purposes; provided that Holdings shall have provided the Administrative Agent not less than 30 days’ (or such shorter period as the Administrative Agent shall agree in its sole discretion) prior written notice of any change in the accounting principles used for financial reporting purposes by Holdings and its Subsidiaries, accompanied by a certificate of a Financial

Officer of Holdings (i) specifying the material effects of such change in accounting principles on Holdings’ most recent audited financial statements and (ii) setting forth reasonably detailed calculations of the effect of such change in accounting principles as of the last day of the fiscal period covered by such financial statements on (A) the Total Leverage Ratio and (B) the Consolidated Interest Coverage Ratio; provided further that, if the change in accounting principles occurs within 30 days prior to the end of a fiscal year of Holdings, the certificate of a Financial Officer of Holdings referred to in this paragraph may be delivered together with the audited financial statements for such fiscal year required to be delivered pursuant to Section 5.01(a) and shall, instead, (1) specify the material effects of such change in accounting principles on Holdings audited financial statements for such fiscal year and (2) set forth reasonably detailed calculations of the effect of such change in accounting principles as of the last day of the fiscal period covered by such financial statements on (A) the Total Leverage Ratio and (B) the Consolidated Interest Coverage Ratio.

SECTION 1.05. Resolution of Drafting Ambiguities. Each Loan Party acknowledges and agrees that it was represented by counsel in connection with the execution and delivery of the Loan Documents to which it is a party, that it and its counsel reviewed and participated in the preparation and negotiation hereof and thereof and that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be employed in the interpretation hereof or thereof.

SECTION 1.06. Currency Translation. The Administrative Agent shall determine the U.S. Dollar Equivalent of any Revolving Borrowing denominated in a currency other than dollars as of (a) the date of the commencement of the initial Interest Period therefor and as of the date of the commencement of each subsequent Interest Period therefor, in each case using the Exchange Rate for such currency in relation to dollars in effect on the date that is two Business Days prior to the date on which the applicable Interest Period shall commence, (b) the date of each other Revolving Borrowing, using the Exchange Rate for such currency in relation to dollars in effect on the date that is two Business Days prior to the date on which the initial Interest Period in respect of such other Revolving Borrowing shall commence and (c) the last Business Day of each calendar quarter, using the Exchange Rate for such currency in relation to dollars in effect as of the last day of such calendar quarter, and each such amount shall, except as provided in the last two sentences of this Section, be the U.S. Dollar Equivalent of such Revolving Borrowing until the next required calculation thereof pursuant to this sentence. The Administrative Agent shall determine the U.S. Dollar Equivalent of any Letter of Credit denominated in a currency other than dollars as of the date such Letter of Credit is issued, amended to increase its face amount, extended or renewed and as of the last Business Day of each subsequent calendar quarter, in each case using the Exchange Rate for such currency in relation to dollars in effect on the date that is two Business Days prior to the date on which such Letter of Credit is issued, amended to increase its face amount, extended or renewed and as of the last Business Day of such subsequent calendar quarter, as the case may be, and each such amount shall, except as provided in the last two sentences of this Section, be the U.S. Dollar Equivalent of such Letter of

Credit until the next required calculation thereof pursuant to this sentence. The Administrative Agent shall determine the U.S. Dollar Equivalent of any LC Disbursement denominated in a currency other than dollars as of the date of such LC Disbursement and as of the last Business Day of each subsequent calendar quarter, in each case using the Exchange Rate for such currency in relation to dollars in effect on the date on which such LC Disbursement is made and as of the last Business Day of such subsequent calendar quarter, as the case may be, and each such amount shall, except as provided in the last two sentences of this Section, be the U.S. Dollar Equivalent of such LC Disbursement until the next required calculation thereof pursuant to this sentence. The Administrative Agent shall notify the Borrowers and the Lenders of each calculation of the U.S. Dollar Equivalent of each Borrowing or Letter of Credit. Notwithstanding the foregoing, for purposes of any determination under Article II, Article III, Article V, Article VI (other than Section 6.09) or Section 8.01 or any determination under any other provision of this Agreement expressly requiring the use of a current exchange rate, all amounts incurred, outstanding or proposed to be incurred or outstanding in currencies other than dollars shall be translated into dollars at currency exchange rates in effect on the date of such determination. For purposes of Section 6.09, amounts in currencies other than dollars shall be translated into dollars at the currency exchange rates used in preparing Holdings’s annual and quarterly financial statements.

ARTICLE II

THE CREDITS

SECTION 2.01. Commitments. Subject to the terms and conditions and relying upon the representations and warranties herein set forth:

(a) each Tranche A Lender agrees, severally and not jointly, to make a Tranche A Loan, denominated in Euros, to the U.K. Borrower on the Closing Date in a principal amount not to exceed its Tranche A Commitment,

(b) each Tranche B Lender agrees, severally and not jointly, to make a Tranche B Loan, denominated in dollars, to the U.S. Borrower on the Closing Date in a principal amount not to exceed its Tranche B Commitment,

(c) each Revolving Lender agrees, severally and not jointly, to make Revolving Loans, denominated in dollars, Euros or Sterling, to NDS Finance from time to time during the Revolving Availability Period in an aggregate principal amount that will not result in such Revolving Lender’s Revolving Exposure exceeding such Revolving Lender’s Revolving Commitment.

Within the foregoing limits and subject to the terms and conditions set forth herein, NDS Finance may borrow, prepay and reborrow Revolving Loans. Amounts paid or prepaid in respect of Term Loans may not be reborrowed.

SECTION 2.02. Loans. (a) Each Loan shall be made as part of a Borrowing consisting of Loans of the same Type made by the Lenders ratably in accordance with their applicable Commitments; provided that the failure of any Lender to make its Loan shall not in itself relieve any other Lender of its obligation to lend hereunder (it being understood, however, that no Lender shall be responsible for the failure of any other Lender to make any Loan required to be made by such other Lender). ABR Loans comprising any Borrowing shall be in an aggregate principal amount that is (i) an integral multiple of $1,000,000 and not less than $5,000,000 or (ii) equal to the remaining available balance of the applicable Commitments. Eurocurrency Loans and EURIBOR Loans comprising any Borrowing shall be in an aggregate principal amount that is (i) an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum or (ii) equal to the remaining available balance of the applicable Commitments.

(b) Subject to Sections 2.13 and 2.14, (i) each Borrowing (other than a Revolving Borrowing) denominated in dollars shall be comprised entirely of ABR Loans or Eurocurrency Loans as the Borrowers may request pursuant to Section 2.03, (ii) each Borrowing denominated in Euros shall be comprised entirely of EURIBOR Loans, (iii) each Borrowing denominated in Sterling shall be comprised entirely of Eurocurrency Loans and (iv) each Revolving Borrowing denominated in dollars shall be comprised entirely of Eurocurrency Loans. Each Lender may at its option make any Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the Borrowers to repay such Loan in accordance with the terms of this Agreement. Borrowings of more than one Type for each Tranche may be outstanding at the same time; provided that that Borrowers shall not be entitled to request any Borrowing that, if made, would result in more than (a) ten Eurocurrency Revolving Borrowings and EURIBOR Revolving Borrowings, collectively, outstanding hereunder at any one time or (b) ten Eurocurrency Term Borrowings and EURIBOR Term Borrowings, collectively, outstanding hereunder at any one time. For purposes of the foregoing, Borrowings having different Interest Periods, regardless of whether they commence on the same date, shall be considered separate Borrowings.

(c) Notwithstanding any other provision of this Agreement, the Borrowers shall not be entitled to request, or to elect to convert or continue, (i) any Tranche A Borrowing if the Interest Period requested with respect thereto would end after the Tranche A Maturity Date, (ii) any Tranche B Borrowing if the Interest Period requested with respect thereto would end after the Tranche B Maturity Date, (iii) any Revolving Borrowing if the Interest Period requested with respect thereto would end after the Revolving Maturity Date or (iv) any Incremental Borrowing if the Interest Period requested with respect thereto would end after the Incremental Loan Maturity Date set for such Tranche in the Increase Joinder in respect of such Tranche.

SECTION 2.03. Borrowing Procedure. To request a Borrowing, the applicable Borrower shall deliver, by facsimile, a duly completed and executed

Borrowing Request to the Applicable Agent (i) in the case of a Eurocurrency Borrowing or EURIBOR Borrowing, not later than 11:00 a.m., Local Time, three Business Days before the date of the proposed Borrowing or (ii) in the case of an ABR Borrowing, not later than 12:00 noon, New York City time, one Business Day before the date of the proposed Borrowing. Each Borrowing Request shall be irrevocable and shall specify the following information in compliance with Section 2.02:

(a) the Tranche of Loans requested;

(b) the currency and the aggregate principal amount of such Borrowing of each Tranche;

(c) the date of such Borrowing, which shall be a Business Day;

(d) whether such Borrowing is to be an ABR Borrowing, a Eurocurrency Borrowing or a EURIBOR Borrowing;

(e) in the case of a Eurocurrency Borrowing or EURIBOR Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”;

(f) the location and number of the applicable Borrower’s account to which funds are to be disbursed, which shall comply with the requirements of Section 2.05(a); and

(g) that the conditions set forth in Section 4.02 have been satisfied (or waived in accordance with Section 10.02) as of the date of the notice.

In respect of a Borrowing Request for a Revolving Borrowing, if no election as to the currency of such Revolving Borrowing is specified, then the requested Revolving Borrowing shall be denominated in Euros. If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be (i) an ABR Borrowing if denominated in dollars (unless such Borrowing is a Revolving Borrowing), (ii) a EURIBOR Borrowing if denominated in Euros, (iii) a Eurocurrency Borrowing if denominated in Sterling and (iv) a Eurocurrency Borrowing if a Revolving Borrowing denominated in dollars. If no Interest Period is specified with respect to any requested Eurocurrency Borrowing or EURIBOR Borrowing, then the Borrowers shall be deemed to have selected an Interest Period of one month’s duration. Promptly following receipt of a Borrowing Request in accordance with this Section 2.03, the Applicable Agent shall advise each applicable Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

SECTION 2.04. Letters of Credit. (a) General. Subject to the terms and conditions set forth herein, NDS Finance may request the issuance of Letters of Credit, for its own account or the account of any Restricted Subsidiary (provided that NDS Finance shall be a co-applicant and a co-obligor with respect to each Letter of Credit issued for the account of any Restricted Subsidiary), in a form reasonably acceptable to the Applicable Agent and the applicable Issuing Bank, at any time and from time to time during the Availability Period. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by NDS Finance to, or entered into by NDS Finance with, an Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control.

(b) Notice of Issuance, Amendment, Renewal, Extension; Certain Conditions. To request the issuance of a Letter of Credit (or the amendment, renewal or extension of an outstanding Letter of Credit), NDS Finance shall hand deliver or telecopy (or transmit by electronic communication, if arrangements for doing so have been approved by the applicable Issuing Bank) to the applicable Issuing Bank and the Applicable Agent (reasonably in advance of the requested date of issuance, amendment, renewal or extension) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended, renewed or extended, and specifying the date of issuance, amendment, renewal or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with paragraph (c) of this Section), the amount of such Letter of Credit, the currency in which such Letter of Credit is to be denominated (which shall be dollars, Euros or Sterling), the name and address of the beneficiary thereof and such other information as shall be necessary to enable the applicable Issuing Bank to prepare, amend, renew or extend such Letter of Credit. If requested by such Issuing Bank, NDS Finance also shall submit a letter of credit application on such Issuing Bank’s standard form in connection with any request for a Letter of Credit. A Letter of Credit shall be issued, amended, renewed or extended only if (and upon issuance, amendment, renewal or extension of each Letter of Credit NDS Finance shall be deemed to represent and warrant that), after giving effect to such issuance, amendment, renewal or extension, (i) the LC Exposure shall not exceed $25,000,000 and (ii) the aggregate Revolving Exposures shall not exceed the aggregate Revolving Commitments.

(c) Expiration Date. Each Letter of Credit will expire at or prior to the close of business on the earlier of (i) the date that is one year after the date of the issuance of such Letter of Credit (or, in the case of any renewal or extension thereof, one year after such renewal or extension) and (ii) the date that is five Business Days prior to the Revolving Maturity Date; provided, however, that a Letter of Credit may, upon the request of NDS Finance, include a provision whereby such Letter of Credit shall be renewed automatically for additional consecutive periods of one year or less (but not beyond the date that is five Business Days prior to the Revolving Maturity Date) unless the applicable Issuing Bank notifies the beneficiary thereof at least 30 days prior to the then-applicable expiration date that such Letter of Credit will not be renewed.

(d) Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of the applicable Issuing Bank or the Lenders, such Issuing Bank hereby grants to each Revolving Lender, and each Revolving Lender hereby acquires from such Issuing Bank, a participation in such Letter of Credit equal to such Revolving Lender’s Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Revolving Lender hereby absolutely and unconditionally agrees to pay to the Applicable Agent, for the account of the applicable Issuing Bank, such Revolving Lender’s Applicable Percentage of each LC Disbursement made by such Issuing Bank and not reimbursed by NDS Finance on the date due as provided in paragraph (e) of this Section, or of any reimbursement payment in respect of an LC Disbursement required to be refunded to NDS Finance for any reason. Such payment by the Lenders shall be made in the currency of such LC Disbursement. Each Revolving Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit, the occurrence and continuance of a Default, any reduction or termination of the Commitments or any fluctuation in currency values, and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(e) Reimbursement. If an Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, NDS Finance shall reimburse such LC Disbursement by paying to the Applicable Agent an amount in the currency of such LC Disbursement equal to such LC Disbursement not later than the Business Day immediately following the day that NDS Finance receives notice that such LC Disbursement has been made. If NDS Finance fails to make any such reimbursement payment when due, the Applicable Agent shall notify each Revolving Lender of the applicable LC Disbursement, the amount of the payment then due from NDS Finance in respect thereof and such Revolving Lender’s Applicable Percentage thereof. Promptly following receipt of such notice, each Revolving Lender shall pay, in the currency of such LC Disbursement, to the Applicable Agent on the date such notice is received its Applicable Percentage of the applicable LC Disbursement payment then due from NDS Finance, in the same manner as provided in Section 2.05 with respect to Loans made by such Revolving Lender (and Section 2.05 shall apply, mutatis mutandis, to the payment obligations of the Revolving Lenders pursuant to this paragraph), and the Applicable Agent shall promptly pay to the applicable Issuing Bank the amounts so received by it from the Revolving Lenders. Promptly following receipt by the Applicable Agent of any payment from NDS Finance pursuant to this paragraph, the Applicable Agent shall distribute such payment to the applicable Issuing Bank or, to the extent that Revolving Lenders have made payments pursuant to this paragraph to reimburse such Issuing Bank, then to such Revolving Lenders and such Issuing Bank as their interests may appear. Any payment made by a Lender pursuant to this paragraph to reimburse an Issuing Bank for any LC Disbursement (other than the funding of ABR Revolving Loans as contemplated above) shall not constitute a Loan and shall not relieve NDS Finance of its obligation to reimburse such LC Disbursement.

(f) Obligations Absolute. NDS Finance’s obligation to reimburse LC Disbursements as provided in paragraph (e) of this Section is absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit, this Agreement or any other Loan Document, or any term or provision herein or therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by any Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, NDS Finance’s obligations hereunder. None of the Agents, the Lenders, the Issuing Banks or any of their Related Parties shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of any Issuing Bank; provided that the foregoing shall not be construed to excuse any Issuing Bank from liability to NDS Finance to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by NDS Finance to the fullest extent permitted by applicable law) suffered by NDS Finance that are caused by such Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or wilful misconduct on the part of such Issuing Bank (as finally determined by a court of competent jurisdiction), an Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented that appear on their face to be in substantial compliance with the terms of a Letter of Credit, the applicable Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(g) Disbursement Procedures. The applicable Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit. The applicable Issuing Bank shall promptly notify the Applicable Agent and NDS Finance by telephone (confirmed by telecopy) of such demand for payment and whether such Issuing Bank has made or will make an LC Disbursement thereunder; provided that any failure to give or delay in giving such notice shall not relieve NDS Finance of its obligation to reimburse such Issuing Bank and the Revolving Lenders with respect to any such LC Disbursement in accordance with paragraph (e) of this Section.

(h) Interim Interest. If an Issuing Bank shall make any LC Disbursement, then, unless NDS Finance shall reimburse such LC Disbursement in full on the date such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that NDS Finance reimburses such LC Disbursement, at a rate equal to the rate reasonably determined by the applicable Issuing Bank to be the cost to such Issuing Bank of funding such LC Disbursement plus the Applicable Margin applicable to Eurocurrency Revolving Loans (in the case of an LC Disbursement denominated in dollars or Sterling) or EURIBOR Revolving Loans (in the case of an LC Disbursement denominated in Euros) at such time; provided that, if NDS Finance fails to reimburse such LC Disbursement when due pursuant to paragraph (e) of this Section, then Section 2.08(d) shall apply. Interest accrued pursuant to this paragraph shall be paid to the Applicable Agent, for the account of the applicable Issuing Bank (except that interest accrued on and after the date of payment by any Lender pursuant to paragraph (e) of this Section to reimburse such Issuing Bank shall be paid to the Applicable Agent for the account of such Lender pro rata to the extent of such payment), and shall be payable on demand or, if no demand has been made, on the date on which NDS Finance reimburses the applicable LC Disbursement in full.

(i) Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that the Borrowers receive notice from the Administrative Agent or the Required Lenders (or, if the maturity of the Loans has been accelerated, the Required Revolving Lenders) demanding the deposit of cash collateral pursuant to this paragraph, NDS Finance shall deposit in an account with the Applicable Agent, in the name of the Applicable Agent and for the benefit of the Lenders and the Issuing Banks, an amount in cash equal to the portion of the LC Exposure attributable to Letters of Credit issued for the account of NDS Finance as of such date plus any accrued and unpaid interest thereon; provided that (i) amounts payable in respect of any Letter of Credit or LC Disbursement shall be payable in the currency of such Letter of Credit or LC Disbursement and (ii) the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to Holdings or any Restricted Subsidiary described in Section 8.01(g) or 8.01(h). NDS Finance shall also deposit cash collateral in accordance with this paragraph as and to the extent required by Section 2.20. Such deposit shall be held by the Applicable Agent as collateral for the payment and performance of the Obligations, and NDS Finance hereby creates in favor of the Applicable Agent a security interest in each such deposit to secure such Obligations. The Applicable Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Applicable Agent and at NDS Finance’s risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Applicable Agent to reimburse the Issuing Banks for LC Disbursements for which they have not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of NDS Finance for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Revolving Lenders with LC Exposure representing more than 50% of the total LC Exposure), be applied to satisfy other obligations of the Borrowers under this Agreement. If NDS Finance is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to NDS Finance within three Business Days after all Events of Default have been cured or waived.

(j) Designation of Additional Issuing Banks. The Borrowers may, at any time and from time to time, with the consent of the Administrative Agent (which consent shall not be unreasonably withheld), designate as additional Issuing Banks one or more Revolving Lenders that agree to serve in such capacity as provided below. The acceptance by a Revolving Lender of any appointment as an Issuing Bank hereunder shall be evidenced by an agreement (the “Issuing Bank Agreement”), which shall be in form and substance reasonably satisfactory to the Administrative Agent, executed by the Borrowers, the Administrative Agent and such designated Revolving Lender and, from and after the effective date of such agreement, (i) such Revolving Lender shall have all the rights and obligations of an Issuing Bank under this Agreement and the other Loan Documents and (ii) references herein and in the other Loan Documents to the term “Issuing Bank” shall be deemed to include such Revolving Lender in its capacity as an Issuing Bank. The Issuing Bank Agreement of any Issuing Bank may limit the currencies in which such Issuing Bank will issue Letters of Credit, and any such limitations will, as to such Issuing Bank, be deemed to be incorporated in this Agreement.

(k) Termination of an Issuing Bank. The Borrowers may terminate the appointment of any Issuing Bank as an “Issuing Bank” hereunder by providing a written notice thereof to such Issuing Bank, with a copy to the Administrative Agent. Any such termination shall become effective upon the earlier of (i) such Issuing Bank acknowledging receipt of such notice and (ii) the tenth Business Day following the date of the delivery thereof; provided that no such termination shall become effective until and unless the LC Exposure attributable to Letters of Credit issued by such Issuing Bank (or its Affiliates) shall have been reduced to zero. At the time any such termination shall become effective, the Borrowers shall pay all unpaid fees accrued for the account of the terminated Issuing Bank pursuant to Section 2.07(b). Notwithstanding the effectiveness of any such termination, the terminated Issuing Bank shall remain a party hereto and shall continue to have all the rights of an Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such termination, but shall not issue any additional Letters of Credit.

(l) Issuing Bank Reports. Unless otherwise agreed by the Administrative Agent, each Issuing Bank shall report in writing to the Administrative Agent (i) on or prior to each Business Day on which such Issuing Bank issues, amends, renews or extends any Letter of Credit, the date of such issuance, amendment, renewal or extension, and the currency and aggregate face amount of the Letters of Credit issued, amended, renewed or extended by it and outstanding after giving effect to such issuance, amendment, renewal or extension (and whether the amount thereof shall have changed), it being understood that such Issuing Bank shall not effect any issuance, renewal, extension or amendment resulting in an increase in the amount of any Letter of Credit without first obtaining written confirmation from the Administrative Agent that such increase is then permitted under this Agreement, (ii) on each Business Day on which such Issuing Bank makes any LC Disbursement, the date, currency and amount of such LC Disbursement, (iii) on any Business Day on which NDS Finance fails to reimburse an LC Disbursement required to be reimbursed to such Issuing Bank on such day, the date of such failure and the currency and amount of such LC Disbursement and (iv) on any other Business Day, such other information as the Administrative Agent shall reasonably request as to the Letters of Credit issued by such Issuing Bank.

SECTION 2.05. Funding of Borrowings. (a) Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds in the applicable currency to such account as the Applicable Agent may designate not later than 12:00 noon, Local Time, and the Applicable Agent shall promptly credit the amounts so received to an account as directed by the applicable Borrower in the applicable Borrowing Request maintained with the Applicable Agent or to an account maintained with another bank reasonably satisfactory to the Administrative Agent. If a Borrowing shall not occur on such date because any condition precedent herein specified shall not have been met, then the Applicable Agent shall return the amounts so received to the respective Lenders.

(b) Unless the Applicable Agent shall have received notice from a Lender prior to the proposed date of any Borrowing that such Lender will not make available to the Applicable Agent such Lender’s share of such Borrowing, the Applicable Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section and may, in reliance upon such assumption, make available to the applicable Borrower on such date a corresponding amount in the required currency. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Applicable Agent, then the applicable Lender and the applicable Borrower agrees to pay to the Applicable Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to such Borrower to but excluding the date of payment to the Applicable Agent, at (i) in the case of such Lender, the rate reasonably determined by the Applicable Agent to be the cost to it of funding such amount or (ii) in the case of such Borrower, the interest rate applicable to the subject Loan. If such Lender pays such amount to the Applicable Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing.

SECTION 2.06. Evidence of Debt; Repayment of Loans. (a) Promise to Repay. Each Borrower hereby unconditionally promises to pay (i) to the Applicable Agent for the account of each Revolving Lender the then unpaid principal amount of each Revolving Loan of such Revolving Lender made to such Borrower on the Revolving Maturity Date and (ii) to the Applicable Agent for the account of each Lender the then unpaid principal amount of each Term Loan of such Lender as provided in Section 2.11.

(b) Lender and Administrative Agent Records. Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the Indebtedness of the Borrowers to such Lender resulting from each Loan made by such Lender from time to time, including the amounts of principal and interest payable and paid to such Lender from time to time under this Agreement. The Administrative Agent shall maintain accounts in which it will record (i) the amount of each Loan made hereunder, the Tranche thereof, the Type thereof and, in the case of any Eurocurrency Loan or EURIBOR Loan, the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from Borrowers to each Lender hereunder and (iii) the amount of any sum received by any Agent hereunder for the account of the Lenders and each Lender’s share thereof. The entries made in the accounts maintained pursuant to this paragraph shall be prima facie evidence of the existence and amounts of the obligations therein recorded; provided that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligations of the Borrowers to repay the Loans in accordance with their terms.

(c) Promissory Notes. Any Lender by written notice to the Borrowers (with a copy to the Administrative Agent) may request that Loans made by it be evidenced by a promissory note. In such event, the Borrowers shall prepare, execute and deliver to such Lender a promissory note payable to the order of such Lender (or, if requested by such Lender, to such Lender and its registered assigns) in the form of Exhibit H-1, Exhibit H-2 or Exhibit H-3, as the case may be. Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 10.04) be represented by one or more promissory notes in such form payable to the order of the payee named therein (or, if such promissory note is a registered note, to such payee and its registered assigns).

SECTION 2.07. Fees. (a) Unused Commitment Fees. The Borrowers, jointly and severally, agree to pay to the Administrative Agent, in dollars, for the account of each Revolving Lender, a commitment fee (a “Commitment Fee”), which shall accrue at the Applicable Margin applicable to Commitment Fees on the daily unused amount of the Revolving Commitment of such Revolving Lender, in each case during the period from and including the Closing Date to but excluding the date on which the Revolving Commitments terminates. Accrued Commitment Fees shall be payable in arrears on the last day of March, June, September and December of each year, commencing on the first such date to occur after the date hereof, and on the date on which the Revolving Commitments terminate. All Commitment Fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). For purposes of computing Commitment Fees, a Revolving Commitment of a Revolving Lender shall be deemed to be used to the extent of the outstanding Revolving Loans and LC Exposure of such Lender.

(b) Letter of Credit Fees. The Borrowers, jointly and severally, agree to pay (i) to the Administrative Agent for the account of each Revolving Lender a participation fee (an “LC Participation Fee”) with respect to its participations in Letters of Credit, which shall accrue at the Applicable Margin used in determining the interest rate applicable to Eurocurrency Revolving Loans on the daily amount of such Revolving Lender’s Applicable Percentage of the undrawn amount of each outstanding Letter of Credit during the period from and including the Closing Date to but excluding the later of the date on which such Revolving Lender’s Revolving Commitment terminates and the date on which such Revolving Lender ceases to have any LC Exposure, and (ii) to each Issuing Bank, a fronting fee (an “LC Fronting Fee”), which shall accrue at the rate of 0.125% per annum on the average daily undrawn amount of each outstanding Letter of Credit issued by such Issuing Bank during the period from and including the Closing Date to but excluding the later of the date of termination of the Revolving Commitments and the date on which the last of such Letters of Credit expires, terminates or is drawn in full, as well as such Issuing Bank’s standard fees (“Issuing Bank Fees”) with respect to the issuance, amendment, renewal or extension of any Letter of Credit or processing of drawings thereunder. LC Participation Fees and LC Fronting Fees accrued through and including the last day of March, June, September and December of each year shall be payable on the third Business Day following such last day, commencing on the first such date to occur after the Closing Date; provided that all such fees shall be payable on the date on which the Revolving Commitments terminate and any such fees accruing after the date on which the Revolving Commitments terminate shall be payable on demand. Any other fees payable to any Issuing Bank pursuant to this paragraph shall be payable within 10 days after demand. All LC Participation Fees and LC Fronting Fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).

(c) Administrative Agent Fees. The Borrowers, jointly and severally, agree to pay to the Administrative Agent and the London Agent, for their own account, the administrative fees payable in the amounts and at the times separately agreed upon between NDS Finance, the Administrative Agent and the London Agent (the “Administrative Agent Fees”). The Administrative Agent Fees shall be paid on the dates due, in immediately available funds, to the London Agent.

(d) Closing Fees. The Borrowers, jointly and severally, agree to pay on the Closing Date (i) to each Tranche A Lender party to this Agreement on the Closing Date, as fee compensation for the funding of such Tranche A Lender’s Tranche A Loan, a closing fee (the “Tranche A Closing Fee”) in an amount equal to 1.00% of the stated principal amount of such Tranche A Lender’s Tranche A Loan, payable to such Tranche A Lender from the proceeds of its Tranche A Loans as and when funded on the Closing

Date, (ii) to each Tranche B Lender party to this Agreement on the Closing Date, as fee compensation for the funding of such Tranche B Lender’s Tranche B Loan, a closing fee (the “Tranche B Closing Fee”) in an amount equal to 0.50% of the stated principal amount of such Tranche B Lender’s Tranche B Loan, payable to such Tranche B Lender from the proceeds of its Tranche B Loans as and when funded on the Closing Date and (iii) to each Revolving Lender party to this Agreement on the Closing Date, as fee compensation for such Revolving Lender’s Revolving Commitment, a closing fee (the “Revolving Closing Fee”) in an amount equal to 1.00% of the aggregate Revolving Commitment of such Revolving Lender, payable to such Revolving Lender on the Closing Date. Such Closing Fees will be in all respects fully earned, due and payable on the Closing Date and non-refundable and non-creditable thereafter.

(e) General. All fees payable hereunder shall be paid on the dates on which due, in immediately available funds, to the Administrative Agent or to any Issuing Bank (in the case of fees payable to it) for distribution, in the case of Commitment Fees, LC Participation Fees and Closing Fees, to the Lenders entitled thereto. Fees paid hereunder shall not be refundable under any circumstances.

SECTION 2.08. Interest on Loans. (a) ABR Loans. Subject to the provisions of Section 2.08(d), (i) the Tranche B Loans comprising each ABR Borrowing shall bear interest at a rate per annum equal to the Alternate Base Rate plus the Applicable Margin applicable to Tranche B Loans in effect from time to time and (ii) any Incremental Loans comprising each ABR Borrowing shall bear interest at a rate per annum equal to the Alternate Base Rate plus the Applicable Margin applicable to such Incremental Loans in effect from time to time.

(b) Eurocurrency Loans. Subject to the provisions of Section 2.08(d), (i) the Revolving Loans comprising each Eurocurrency Borrowing shall bear interest at a rate per annum equal to the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Margin applicable to Revolving Loans in effect from time to time, (ii) the Tranche B Loans comprising each Eurocurrency Borrowing shall bear interest at a rate per annum equal to the Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Margin applicable to Tranche B Loans in effect from time to time and (iii) any Incremental Loans comprising each Eurocurrency Borrowing shall bear interest at a rate per annum equal to the Adjusted LIBO Rate for the interest period in effect for such Borrowing plus the Applicable Margin applicable to such Incremental Loans in effect from time to time.

(c) EURIBOR Loans. Subject to the provisions of Section 2.08(d), (i) the Revolving Loans comprising each EURIBOR Borrowing shall bear interest at a rate per annum equal to the Adjusted EURIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Margin applicable to Revolving Loans in effect from time to time, (ii) the Tranche A Loans comprising each EURIBOR Borrowing shall bear interest at a rate per annum equal to the Adjusted EURIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Margin applicable to Tranche A Loans in effect from time to time and (iii) any Incremental Loans comprising each EURIBOR Borrowing shall bear interest at a rate per annum equal to the Adjusted EURIBO Rate for the interest period in effect for such Borrowing plus the Applicable Margin applicable to such Incremental Loans in effect from time to time.

(d) Default Rate. Notwithstanding the foregoing, if any principal of or interest on any Loan or any fee or other amount payable by the Borrowers hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall, to the fullest extent permitted by applicable law, bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of amounts constituting principal of any Loan, 2.00% plus the rate otherwise applicable to such Loan as provided in the preceding paragraphs of this Section 2.08 or (ii) in the case of any other amount, 2.00% plus the rate applicable to ABR Loans of the relevant Tranche as provided in Section 2.08(a) (or (x) in the case of interest or other amounts payable in respect of Revolving Loans denominated in dollars or Sterling, 2.00% plus the rate applicable to Eurocurrency Loans as provided in Section 2.08(b) and (y) in the case of interest or other amounts payable in respect of Loans denominated in Euros, 2.00% plus the rate applicable to EURIBOR Loans as provided in Section 2.08(c)) (in either case, the “Default Rate”).

(e) Interest Payment Dates. Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan and, in the case of Revolving Loans, upon the termination of the Revolving Commitments; provided that (i) interest accrued pursuant to Section 2.08(d) shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan, accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Eurocurrency Loan or EURIBOR Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion. For the avoidance of doubt, (A) NDS Finance shall make interest payments with respect to the Loans drawn by NDS Finance, (B) the U.K. Borrower shall make interest payments with respect to the Tranche A Loans and any other Loans drawn by the U.K. Borrower and (C) the U.S. Borrower shall make interest payments with respect to the Tranche B Loans and any other Loans drawn by the U.S. Borrower.

(f) Interest Calculation. All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the Alternate Base Rate and interest computed in respect of Loans or LC Disbursements denominated in Sterling, in each case shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). The applicable Alternate Base Rate, Adjusted LIBO Rate or Adjusted EURIBO Rate shall be determined by the Administrative Agent in accordance with the provisions of this Agreement and such determination shall be conclusive absent manifest error.

SECTION 2.09. Termination and Reduction of Commitments. (a) Unless previously terminated, (i) the Tranche A Commitments and the Tranche B Commitments shall automatically terminate at 5:00 p.m., New York City time, on the Closing Date and (ii) the Revolving Commitments shall automatically terminate on the Revolving Maturity Date.

(b) The Borrowers may at any time terminate, or from time to time reduce, the Commitments of any Tranche; provided that (i) each reduction of the Commitments of any Tranche shall be in an amount that is an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum and (ii) the Borrowers shall not terminate or reduce the Revolving Commitments if, after giving effect to any concurrent prepayment of the Revolving Loans in accordance with Section 2.12, the aggregate Revolving Exposures would exceed the aggregate Revolving Commitments.

(c) The Borrowers shall notify the Administrative Agent of any election to terminate or reduce the Commitments under paragraph (b) of this Section at least three Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any such notice, the Administrative Agent shall advise the London Agent and the Lenders of the contents thereof. Each notice delivered by the Borrowers pursuant to this Section shall be irrevocable; provided that a notice of termination or reduction of the Revolving Commitments delivered by the Borrowers may state that such notice is conditioned upon the consummation of an acquisition or sale transaction or upon the effectiveness of other credit facilities or Indebtedness or the receipt of the proceeds from the issuance of other Indebtedness, in which case such notice may be revoked by the Borrowers (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of the Commitments of any Tranche shall be permanent. Each reduction of the Commitments of any Tranche shall be made ratably among the Lenders in accordance with their respective Commitments of such Tranche.

SECTION 2.10. Interest Elections. (a) Generally. Each Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a Eurocurrency Borrowing or a EURIBOR Borrowing, shall have an initial Interest Period as specified in such Borrowing Request. Thereafter, the applicable Borrower may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a Eurocurrency Borrowing or a EURIBOR Borrowing, may elect Interest Periods therefor, all as provided in this Section 2.10 and on terms consistent with the other provisions of this Agreement. The applicable Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing. Notwithstanding anything to the contrary, the Borrowers shall not be entitled to request any conversion or continuation that, if made, would result in more than (i) ten Eurocurrency Revolving Borrowings and EURIBOR Revolving Borrowings, collectively, outstanding hereunder at any one time or (ii) ten Eurocurrency Term Borrowings and EURIBOR Term Borrowings, collectively, outstanding hereunder at any one time.

(b) Interest Election Request. To make an election pursuant to this Section 2.10, the Borrowers shall deliver, by facsimile, a duly completed and executed Interest Election Request to the Applicable Agent not later than the time that a Borrowing Request would be required under Section 2.03 if the Borrowers were requesting a Loan of the Type resulting from such election to be made on the effective date of such election. Each Interest Election Request shall be irrevocable. Notwithstanding any other provision of this Section 2.10, the Borrowers shall not be permitted to (x) change the currency of any Borrowing or (y) elect an Interest Period for Eurocurrency Loans or EURIBOR Loans that does not comply with Section 2.02(c). Each Interest Election Request shall specify the following information in compliance with Section 2.02:

(i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, or if outstanding Borrowings are being combined, allocation to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii) whether the resulting Borrowing is to be an ABR Borrowing, a Eurocurrency Borrowing or a EURIBOR Borrowing; and

(iv) if the resulting Borrowing is a Eurocurrency Borrowing or a EURIBOR Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period”.

If any such Interest Election Request requests a Eurocurrency Borrowing or a EURIBOR Borrowing but does not specify an Interest Period, then the applicable Borrower shall be deemed to have selected an Interest Period of one month’s duration.

Promptly following receipt of an Interest Election Request, the Applicable Agent shall advise each applicable Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.

(c) Automatic Conversion to ABR Borrowing. If an Interest Election Request with respect to a Eurocurrency Borrowing or EURIBOR Borrowing is not timely delivered prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period, (i) in the case of a Eurocurrency Term Borrowing denominated in dollars, such Borrowing shall be converted to an ABR Borrowing, (ii) in the case of any Eurocurrency Revolving Borrowing or any EURIBOR Revolving Borrowing, such Borrowing shall become due and payable on the last day of such Interest Period and (iii) in the case of any Eurocurrency Term Borrowing denominated in Sterling or any EURIBOR Term Borrowing, such Borrowing shall be continued as a Eurocurrency Borrowing or a EURIBOR Borrowing, respectively, with a one-month Interest Period. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing, the Administrative Agent or the Required Lenders may require, by notice to the Borrowers, that (i) no outstanding Term Borrowing denominated in dollars may be converted to or continued as a Eurocurrency Borrowing and (ii) unless repaid, each Eurocurrency Term Borrowing denominated in dollars shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto. The foregoing is without prejudice to the other rights and remedies available hereunder upon an Event of Default.

SECTION 2.11. Amortization of Borrowings. (a) The Borrowers shall pay to the Applicable Agent, (i) for the account of the Tranche A Lenders, on the dates set forth on Part A of Annex 1, or if any such date is not a Business Day, on the immediately preceding Business Day (each such date, a “Tranche A Repayment Date”), a principal amount of the Tranche A Loans equal to the amount set forth on Part A of Annex 1 for such date (as adjusted from time to time pursuant to Section 2.12(g)), together in each case with accrued and unpaid interest on the principal amount to be paid to but excluding the date of such payment and (ii) for the account of the Tranche B Lenders, on the dates set forth on Part B of Annex 1, or if any such date is not a Business Day, on the immediately preceding Business Day (each such date, a “Tranche B Repayment Date”), a principal amount of the Tranche B Loans equal to the amount set forth on Part B of Annex 1 for such date (as adjusted from time to time pursuant to Section 2.12(g)), together in each case with accrued and unpaid interest on the principal amount to be paid to but excluding the date of such payment.

(b) To the extent not previously paid, (i) all Tranche A Loans shall be due and payable on the Tranche A Maturity Date, (ii) all Tranche B Loans shall be due and payable on the Tranche B Maturity Date and (iii) all Incremental Loans shall be due and payable on the applicable Incremental Loan Maturity Date.

(c) Payments made pursuant to this Section 2.11 in respect of the Tranche A Loans shall be made by the U.K. Borrower and payments made pursuant to this Section 2.11 in respect of the Tranche B Loans shall be made by the U.S. Borrower.

SECTION 2.12. Optional and Mandatory Prepayments of Loans. (a) Optional Prepayments. The Borrowers shall have the right at any time and from time to time to prepay any Borrowing, in whole or in part, without premium or penalty (but subject to the requirements of Section 2.15), subject to the requirements of this Section 2.12; provided that each partial prepayment shall be in an amount that is an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum or, if less, the outstanding principal amount of such Borrowing; provided further that if, on or prior to the six month anniversary of the Closing Date, a voluntary prepayment of all or any portion of the Tranche B Loans has been made pursuant to this Section 2.12(a)

with the proceeds of a substantially concurrent issuance or incurrence of Indebtedness, and the effect of such prepayment is (or, upon the satisfaction of conditions, could be) to decrease the interest rates applicable to the Tranche B Loans so prepaid, then such prepayment, repricing or effective refinancing shall be accompanied by a prepayment fee equal to 1.00% of the aggregate principal amount of such Tranche B Loans so prepaid.

(b) In the event and on such occasion that the aggregate Revolving Exposures exceed the aggregate Revolving Commitments, the Borrowers shall repay Revolving Borrowings (or, if no such Borrowings are outstanding, deposit cash collateral in an account with the Applicable Agent pursuant to Section 2.04(i)) in an aggregate amount equal to such excess.

(c) Asset Sales. Not later than five Business Days following the receipt of any Net Cash Proceeds of any Asset Sale by Holdings or any of its Restricted Subsidiaries, the Borrowers shall make or cause to be made prepayments in accordance with Sections 2.12(g) and 2.12(h) in an aggregate amount equal to 100% of such Net Cash Proceeds; provided that:

(i) no such prepayment shall be required under this Section 2.12(c) with respect to (A) any Asset Sale permitted by Section 6.06(a), (c), (d), (f), (g), (h) (in the case of clause (h), to the extent that the aggregate consideration (other than consideration that is contingent upon the ultimate success of such assignee’s commercialization of such Intellectual Property) is less than $15,000,000 with respect to each long-term exclusive license or assignment (or in the case of related long-term exclusive licenses or assignments, each family or other group of such exclusive licenses or assignments)), (i), (j), (k), (l), (m), (n), (o) or (p), or (B) Asset Sales for fair market value resulting in no more than $25,000,000 in Net Cash Proceeds per Asset Sale (or series of related Asset Sales) and less than $50,000,000 in Net Cash Proceeds in any fiscal year; and

(ii) so long as no Default shall then exist or would arise therefrom and the amount of such Net Cash Proceeds from such Asset Sale (or series of related Asset Sales) shall not exceed $250,000,000 in the aggregate for the term of this Agreement, such proceeds shall not be required to be so applied on such date to the extent that Holdings shall have delivered an Officers’ Certificate to the Administrative Agent on or prior to such date stating that such Net Cash Proceeds are expected to be reinvested in fixed, capital or other long-term assets used or useful in the business of Holdings or any of its Restricted Subsidiaries within 15 months following the date of such Asset Sale (which Officers’ Certificate shall set forth the estimates of the proceeds to be so expended); provided that if all or any portion of such Net Cash Proceeds is not so reinvested within such 15-month period (unless, during such 15-month period, Holdings or the applicable Restricted Subsidiary has entered into an agreement committing to so reinvest such Net Cash Proceeds not later than the date that is 18 months following the date of such Asset Sale), such unused portion shall be applied on the last day of such period as a mandatory prepayment as provided in this Section 2.12(c) (and, in the case of Net Cash Proceeds so committed to be reinvested not later than the date that is 18 months following the date of such Asset Sale, if all or any portion of such Net Cash Proceeds is not so reinvested within such 18-month period, such unused portion shall be applied on the last day of such period as a mandatory prepayment as provided in this Section 2.12(c)); provided further that if the property subject to such Asset Sale constituted Collateral, then all property purchased with the Net Cash Proceeds thereof pursuant to this subsection shall be made subject to the Lien of the applicable Security Documents in favor of the Security Agent, for its benefit and for the benefit of the other Secured Parties, in accordance with Sections 5.11 and 5.12.

(d) Debt Issuance. Not later than one Business Day following the receipt of any Net Cash Proceeds of any Debt Issuance by Holdings or any of its Restricted Subsidiaries, the Borrowers shall make or cause to be made prepayments in accordance with Sections 2.12(g) and 2.12(h) in an aggregate amount equal to 100% of such Net Cash Proceeds.

(e) Casualty Events. Not later than five Business Days following the receipt of any Net Cash Proceeds from a Casualty Event by Holdings or any of its Restricted Subsidiaries, the Borrowers shall make or cause to be made prepayments in accordance with Sections 2.12(g) and 2.12(h) in an aggregate amount equal to 100% of such Net Cash Proceeds; provided that:

(i) so long as no Default shall then exist or arise therefrom, such proceeds shall not be required to be so applied on such date to the extent that Holdings shall have delivered an Officers’ Certificate to the Administrative Agent on or prior to such date stating that such proceeds are expected to be used to repair, replace or restore any property in respect of which such Net Cash Proceeds were paid or to reinvest in other fixed or capital assets used or useful in the business of Holdings or any of its Restricted Subsidiaries no later than 15 months following the date of receipt of such proceeds; provided that if the property subject to such Casualty Event constituted Collateral under the Security Documents, then all property purchased with the Net Cash Proceeds thereof pursuant to this subsection shall be made subject to the Lien of the applicable Security Documents in favor of the Security Agent, for its benefit and for the benefit of the other Secured Parties in accordance with Sections 5.11 and 5.12; and

(ii) if any portion of such Net Cash Proceeds shall not be so applied within such 15-month period (unless, during such 15-month period, Holdings or the applicable Restricted Subsidiary has entered into an agreement committing to so reinvest such Net Cash Proceeds not later than the date that is 18 months following the date of receipt of such proceeds), such unused portion shall be applied on the last day of such period as a mandatory prepayment as provided in this Section 2.12(e) (and, in the case of Net Cash Proceeds so committed to be reinvested not later than the date that is 18 months following the date of receipt of such proceeds, if all or any portion of such Net Cash Proceeds is not so reinvested within such 18-month period, such unused portion shall be applied on the last day of such period as a mandatory prepayment as provided in this Section 2.12(e)).

The provisions of this paragraph (e) shall not apply to Casualty Events resulting in aggregate Net Cash Proceeds not exceeding (A) $5,000,000 in the case of any single Casualty Event or series of related Casualty Events and (B) $10,000,000 for all such Casualty Events excluded pursuant to the immediately preceding clause (A).

(f) Excess Cash Flow. No later than five Business Days after the date on which the financial statements with respect to each fiscal year in which an Excess Cash Flow Period occurs are or are required to be delivered pursuant to Section 5.01(a) (without giving effect to any grace period applicable thereto), the Borrowers shall make or cause to be made prepayments in accordance with Sections 2.12(g) and 2.12(h) in an aggregate amount equal to the Applicable ECF Percentage of Excess Cash Flow for the Excess Cash Flow Period then last ended, less any voluntary prepayments of Term Loans made pursuant to Section 2.12(a) during such Excess Cash Flow Period. The provisions of this Section 2.12(f) shall not apply to an Excess Cash Flow Period if Excess Cash Flow for such Excess Cash Flow Period is less than $10,000,000.

(g) Application of Prepayments. Each prepayment of Loans pursuant to Section 2.12(c), (d), (e) or (f) shall be applied ratably to the Tranche A Loans, Tranche B Loans and any Incremental Loans. Subject to the foregoing, the Borrowers shall select the Borrowing or Borrowings to be prepaid and shall specify such selection in the notice of such prepayment pursuant to Section 2.12(h), subject to the provisions of this Section 2.12(g). Any prepayments of Term Loans pursuant to Section 2.12(c), (d), (e) or (f) shall be applied to reduce scheduled installments of principal required under Section 2.11, first, in direct order to the scheduled installments of principal due on the next four (4) quarterly Repayment Dates occurring following such prepayment and, second, on a pro rata basis among the installments of principal remaining to be made on each other Repayment Date. For the avoidance of doubt, any prepayments of Loans pursuant to Section 2.12(a) shall be applied as specified by the Borrowers.

Subject to the first sentence of this Section 2.12(g), amounts to be applied pursuant to this Section 2.12 to the prepayment of Loans shall be applied first to reduce outstanding ABR Loans. Any amounts remaining after each such application shall be applied to prepay Eurocurrency Loans and EURIBOR Loans on a pro rata basis. Notwithstanding the foregoing, if the amount of any prepayment of Loans required under this Section 2.12 shall be in excess of the amount of the ABR Loans at the time outstanding (an “Excess Amount”), only the portion of the amount of such prepayment as is equal to the amount of such outstanding ABR Loans shall be immediately prepaid and, at the election of the Borrowers, the Excess Amount shall be either (A) to the extent the date of the next expiring Interest Period with respect to Eurocurrency Loans or EURIBOR Loans is no greater than 90 days after the date of prepayment of Loans pursuant to this Section 2.12, deposited in an escrow account on terms satisfactory to the Security Agent and applied to the prepayment of Eurocurrency Loans and EURIBOR Loans on the last day of the then next-expiring Interest Period for Eurocurrency Loans or EURIBOR Loans; provided that (i) interest in respect of such Excess Amount shall continue to accrue thereon at the rate provided hereunder for the Loans which such Excess Amount is intended to repay until such Excess Amount shall have been used in full to repay such Loans and (ii) at any time while a Default has occurred and is continuing, the Applicable Agent may, and upon written direction from the Required Lenders shall, apply any or all proceeds then on deposit to the payment of such Loans in an amount equal to such Excess Amount or (B) prepaid immediately, together with any amounts owing to the Lenders under Section 2.15; provided further that if the next expiring Interest Period with respect to Eurocurrency Loans or EURIBOR Loans is greater than 90 days after the date of prepayment of Loans pursuant to this Section 2.12, then such Eurocurrency Loans and EURIBOR Loans shall be prepaid immediately as set forth in clause (B) of this paragraph.

(h) Notice of Prepayment. The Borrowers shall notify the Applicable Agent by written notice of any prepayment hereunder (i) in the case of prepayment of a Eurocurrency Borrowing or a EURIBOR Borrowing, not later than 12:00 noon, Local Time, three Business Days before the date of prepayment and (ii) in the case of prepayment of an ABR Borrowing, not later than 12:00 noon, New York City time, one Business Day before the date of prepayment. Each such notice shall be irrevocable; provided that a notice of optional prepayment may state that such notice is conditional upon the consummation of an acquisition or sale transaction or upon the effectiveness of other credit facilities or Indebtedness or the receipt of the proceeds from the issuance of other Indebtedness, in which case such notice of prepayment may be revoked by the Borrowers (by notice to the Applicable Agent on or prior to the specified date of prepayment if such condition is not satisfied). Each such notice shall specify the prepayment date, the principal amount of each Borrowing or portion thereof to be prepaid and, in the case of a mandatory prepayment, a reasonably detailed calculation of the amount of such prepayment; provided that, notwithstanding anything to the contrary contained herein, the Borrowers shall remain, jointly and severally, liable for any fees loss, cost or expense of any failure to prepay (whether or not such condition is satisfied) in accordance with Section 2.15. Promptly following receipt of any such notice, the Applicable Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of a Loan of the same Type as provided in Section 2.02, except as necessary to apply fully the required amount of a mandatory prepayment. Each prepayment of a Borrowing shall be applied ratably to the Loans included in the prepaid Borrowing and otherwise in accordance with this Section 2.12. Prepayments shall be accompanied by accrued interest to the extent required by Section 2.08.

SECTION 2.13. Alternate Rate of Interest. If prior to the commencement of any Interest Period for a Eurocurrency Borrowing or a EURIBOR Borrowing:

(a) the Applicable Agent determines (which determination shall be final and conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate or the Adjusted EURIBO Rate, as the case may be, for such Interest Period; or

(b) the Applicable Agent is advised in writing by the Required Lenders that the Adjusted LIBO Rate or the Adjusted EURIBO Rate, as the case may be, for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period;

then the Applicable Agent shall give written notice thereof to the Borrowers and the Lenders as promptly as practicable thereafter and, until the Applicable Agent notifies the Borrowers and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurocurrency Borrowing or a EURIBOR Borrowing, as the case may be, shall be ineffective, (ii) any affected Eurocurrency Borrowing or EURIBOR Borrowing that is requested to be continued shall (A) if a Term Borrowing denominated in dollars, be continued as an ABR Borrowing, (B) if a Revolving Borrowing, be repaid on the last day of the then-current Interest Period applicable thereto and (C) if a Term Borrowing denominated in Sterling or Euros, bear interest at such rate as the Applicable Agent shall determine adequately and fairly reflects the cost to the applicable Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period plus the Applicable Margin that would otherwise have been in effect with respect to such Term Borrowing if it were continued as a Eurocurrency Borrowing or a EURIBOR Borrowing, as the case may be, and (iii) any Borrowing Request for a Eurocurrency Borrowing or a EURIBOR Borrowing shall (A) if for a Term Borrowing denominated in dollars, be deemed a request for an ABR Borrowing or (B) if otherwise, be ineffective.

SECTION 2.14. Yield Protection. (a) Increased Costs Generally. If any Change in Law shall:

(i) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in, by any Lender (except any reserve requirement reflected in the Adjusted LIBO Rate or the Adjusted EURIBO Rate) or any Issuing Bank;

(ii) subject any Lender or Issuing Bank to any Tax of any kind whatsoever with respect to this Agreement or any Loan made, or Letter of Credit issued, by it, or change the basis of taxation of payments to such Lender or Issuing Bank in respect thereof (except for (A) Indemnified Taxes, (B) Excluded Taxes and (C) Other Connection Taxes on gross or net income, profits or revenue (including VAT)); or

(iii) impose on any Lender, any Issuing Bank or the London or European interbank market any other condition, cost or expense affecting this Agreement or Eurocurrency Loans or EURIBOR Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Eurocurrency Loan or EURIBOR Loan (or in the case of clause (ii) above, any Loan), or of maintaining its obligation to make any such Loan, or to increase the cost to such Lender or Issuing Bank of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender or Issuing Bank hereunder (whether of principal, interest or any other amount), then, in accordance with clause (c) below, the Borrowers will pay to such Lender or Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or Issuing Bank, as the case may be, for such additional costs incurred or reduction suffered.

It is understood and agreed that this Section 2.14 shall not apply to any costs of the type described in the immediately preceding paragraph attributable to the implementation or application of, or compliance with, Basel II or the Basel III Standards.

(b) Capital Requirements. If any Lender or any Issuing Bank determines (in good faith, but in its sole absolute discretion) that any Change in Law affecting such Lender or Issuing Bank or any lending office of such Lender or Issuing Bank or such Lender’s or Issuing Bank’s holding company, if any, regarding capital requirements has or would have the effect of reducing the rate of return on such Lender’s or such Issuing Bank’s capital or on the capital of such Lender’s or Issuing Bank’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by such Issuing Bank, to a level below that which such Lender or Issuing Bank or such Lender’s or Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or Issuing Bank’s policies and the policies of such Lender’s or Issuing Bank’s holding company with respect to capital adequacy), in each case by an amount deemed material by such Lender or Issuing Bank, then from time to time, in accordance with clause (c) below, the Borrowers shall pay to such Lender or Issuing Bank, as the case may be, such additional amount or amounts as will compensate such Lender or Issuing Bank or such Lender’s or Issuing Bank’s holding company, as the case may be, for any such reduction suffered.

(c) Certificates for Reimbursement. A certificate of a Lender or an Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or Issuing Bank or such Lender’s or Issuing Bank’s holding company, as the case may be, as specified in paragraph (a) or (b) of this Section 2.14 shall be delivered to the

Borrowers and shall be conclusive absent manifest error. The Borrowers shall pay such Lender or Issuing Bank, as the case may be, the amount shown as due on any such certificate within 15 days after receipt thereof.

(d) Delay in Requests. If any Lender or any Issuing Bank becomes entitled to claim any amounts pursuant to clauses (a) or (b) of this Section 2.14, such Lender or Issuing Bank shall use reasonable efforts to notify the Borrowers (with a copy to the Administrative Agent) as promptly as practicable of the event by reason of which it has become so entitled; provided that any failure or delay on the part of any Lender or any Issuing Bank so to notify or to demand compensation pursuant to this Section 2.14 shall not constitute a waiver of such Lender’s or Issuing Bank’s right to demand such compensation; provided further that the Borrowers shall not be required to compensate a Lender or an Issuing Bank pursuant to this Section 2.14 for any increased costs incurred or reductions suffered more than six months prior to the date that such Lender or Issuing Bank, as the case may be, notifies the Borrowers of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or Issuing Bank’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the six-month period referred to above shall be extended to include the period of retroactive effect thereof).

SECTION 2.15. Breakage Payments. In the event of (a) the payment or prepayment, whether optional or mandatory, of any principal of any Eurocurrency Loan or EURIBOR Loan earlier than the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any Eurocurrency Loan or any EURIBOR Loan earlier than the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any Loan on the date specified in any notice delivered pursuant hereto or (d) the assignment of any Eurocurrency Loan or EURIBOR Loan earlier than the last day of the Interest Period applicable thereto as a result of a request by the Borrowers pursuant to Section 2.18(b), then, in any such event, the Borrowers shall compensate each Lender for the loss, cost and expense attributable to such event (but not loss of margin). In the case of a Eurocurrency Loan or EURIBOR Loan, such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest that would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted LIBO Rate or the Adjusted EURIBO Rate, as the case may be, that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for Loan), over (ii) the amount of interest that would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for deposits (in the relevant currency) of a comparable amount and period from other banks in the London or European interbank market. A certificate of any Lender setting forth in reasonable detail any amount or amounts that such Lender is entitled to receive pursuant to this Section 2.15 shall be delivered to the Borrowers (with a copy to the Administrative Agent) and shall be conclusive and binding absent manifest error. The Borrowers shall pay such Lender the amount shown as due on any such certificate within 15 days after receipt thereof.

SECTION 2.16. Payments Generally; Pro Rata Treatment; Sharing of Setoffs. (a) Payments Generally. The Borrowers shall make each payment required to be made by it hereunder or under any other Loan Document (whether of principal, interest, fees or of amounts payable under Section 2.14, 2.15, 2.17, 10.03 or 10.04(h), or otherwise) on or before the time expressly required hereunder or under such other Loan Document for such payment (or, if no such time is expressly required, prior to 1:00 p.m., Local Time), on the date when due, in immediately available funds, without setoff, deduction or counterclaim. Any amounts received after such time on any date may, in the discretion of the Applicable Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Applicable Agent to such account as the Applicable Agent shall from time to time specify in one or more notices delivered to the Borrowers, except that payments pursuant to Sections 2.14, 2.15, 2.17, 10.03 and 10.04(h) shall be made directly to the persons entitled thereto and payments pursuant to other Loan Documents shall be made to the persons specified therein. The Applicable Agent shall distribute any such payments received by it for the account of any other person to the appropriate recipient promptly following receipt thereof. If any payment under any Loan Document shall be due on a day that is not a Business Day, unless specified otherwise, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments under each Loan Document shall be made in dollars, except that the principal of and interest on any Loan or LC Disbursement denominated in Euros or Sterling as well as fees with respect to Letters of Credit denominated in Euros or Sterling shall be made in such currency.

Any payments made by a French Guarantor hereunder or under any other Loan Document shall be made to the Applicable Agent, or payments pursuant to Section 2.14, 2.15, 2.17, 10.03 or 10.04(h) directly to the person specified therein, in each case on an account which shall not be opened in a Non-Cooperative Jurisdiction. The Applicable Agent shall distribute any such payments received from a French Guarantor on an account which shall not be opened in a Non-Cooperative Jurisdiction.

(b) Pro Rata Treatment. Except as otherwise expressly provided in this Agreement:

(i) Each payment by the Borrowers of interest in respect of the Loans of any Tranche shall be applied to the amounts of such obligations owing to the Lenders of such Tranche pro rata according to the respective amounts then due and owing to such Lenders.

(ii) Each payment on account of principal of the Loans in respect of any Tranche of Loans shall be allocated among the Lenders of such Tranche pro rata based on the principal amount of the Loans of such Tranche held by the such Lenders.

(c) Insufficient Funds. If at any time insufficient funds are received by and available to any Agent to pay fully all amounts of principal, unreimbursed LC Disbursements, interest and fees then due hereunder, such funds shall be applied (i) first, toward payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, toward payment of principal and unreimbursed LC Disbursements then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal and unreimbursed LC Disbursements then due to such parties. It is understood that the foregoing does not apply to any adequate protection payments under any federal, state or foreign bankruptcy, insolvency, receivership or similar proceeding, and that any Agent may, subject to any applicable federal, state or foreign bankruptcy, insolvency, receivership or similar orders, distribute any adequate protection payments it receives on behalf of the Lenders to the Lenders in its sole discretion (i.e., whether to pay the earliest accrued interest, all accrued interest on a pro rata basis or otherwise).

(d) Sharing of Setoff. If any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Revolving Loans, Term Loans, participations in LC Disbursements or other Obligations resulting in such Lender’s receiving payment of a proportion of the aggregate amount of its Revolving Loans, Term Loans, participations in LC Disbursements and accrued interest thereon or other Obligations greater than its pro rata share thereof as provided herein, then the Lender receiving such greater proportion shall (x) notify the Administrative Agent of such fact and (y) purchase (for cash at face value) participations in the Revolving Loans, Term Loans, participations in LC Disbursements and such other Obligations of the other Lenders, or make such other adjustments as shall be equitable, so that the benefit of all such payments shall be shared by the Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Revolving Loans, Term Loans and participations in LC Disbursements and other amounts owing them; provided that:

(i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest; and

(ii) the provisions of this paragraph shall not be construed to apply to (x) any payment made by any Borrower pursuant to and in accordance with the express terms of this Agreement or (y) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in LC Disbursements to any assignee or participant, other than (except in connection with an assignment made to a Purchasing Borrower Party in accordance with Section 10.04(h)) to Holdings or any Subsidiary thereof (as to which the provisions of this paragraph shall apply).

Each Loan Party consents to the foregoing and agrees, to the extent it may effectively do so under applicable Requirements of Law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against such Loan Party rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of such Loan Party in the amount of such participation. If under applicable bankruptcy, insolvency or any similar law any Secured Party receives a secured claim in lieu of a setoff or counterclaim to which this Section 2.16(d) applies, such Secured Party shall to the extent practicable, exercise its rights in respect of such secured claim in a manner consistent with the rights to which the Secured Party is entitled under this Section 2.16(d) to share in the benefits of the recovery of such secured claim.

(e) Borrower Default. Unless the Applicable Agent shall have received notice from the applicable Borrower prior to the date on which any payment is due to the Applicable Agent for the account of the Lenders or the Issuing Banks hereunder that such Borrower will not make such payment, the Applicable Agent may assume that such Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders the amount due. In such event, if the applicable Borrower has not in fact made such payment, then each of the Lenders severally agrees to repay to the Applicable Agent forthwith on demand the amount so distributed to such Lender with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Applicable Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Applicable Agent in accordance with banking industry rules on interbank compensation.

(f) Lender Default. If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.04(d) or (e), 2.05(a) or (b), 2.16(e) or 10.03(c), then the Applicable Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Applicable Agent for the account of such Lender to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid.

SECTION 2.17. Taxes. (a) Payments Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party hereunder or under any other Loan Document shall be made free and clear of and without reduction or withholding for any Taxes. The Borrowers shall promptly on becoming aware that a Loan Party must make a deduction or withholding for Tax notify the Administrative Agent. Similarly, a Lender or Issuing Bank shall notify the Administrative Agent on becoming so aware in respect of a payment payable to such Lender or Issuing Bank, and the Administrative Agent shall promptly notify Holdings and the relevant Borrower thereof. If any applicable Requirements of Law require the deduction or withholding of any Indemnified Taxes (including any Other Taxes) by any Loan Party or any Agent from such payments (as determined by such Loan Party or Agent, as the case may be, upon the basis of the information and documentation to be delivered pursuant to paragraph (e) of this Section), then (i) the sum payable by the applicable Loan Party shall be increased as necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to additional sums payable under this Section 2.17) each Agent, Lender and Issuing Bank, as the case may be, receives an amount equal to the sum it would have received had no such deductions or withholdings been made, (ii) the applicable Loan Party or Agent shall make such deductions or withholdings and (iii) the applicable Loan Party or Agent shall timely pay the full amount deducted to the relevant Governmental Authority in accordance with applicable Requirements of Law. For the avoidance of doubt, if any Indemnified Taxes or Other Taxes are withheld by any person other than a Loan Party or an Agent (e.g., U.S. federal withholding Taxes that are withheld by a Lender that is treated as a domestic partnership for U.S. federal income tax purposes), the amount payable by the applicable Loan Party shall not be increased under this Section 2.17(a), but the affected Lender shall be entitled to seek indemnification for such Indemnified Taxes or Other Taxes under Section 2.17(g).

(b) United Kingdom Tax Withholding. A Loan Party is not required to make an increased payment to an Agent, Lender or Issuing Bank under Section 2.17(a) above for a deduction or withholding for or on account of Tax imposed by the United Kingdom from an interest payment, if on the date on which the payment falls due:

(i) the payment could have been made to the relevant Agent, Lender or Issuing Bank without a deduction or withholding for or on account of Tax if it was a Qualifying Lender, but on that date that Agent, Lender or Issuing Bank is not or has ceased to be a Qualifying Lender other than as a result of any change after the date it became an Agent, Lender or Issuing Bank under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty, or any published practice or concession of any relevant taxing authority; or

(ii) the relevant Agent, Lender or Issuing Bank is a Qualifying Lender solely under sub-paragraph (a)(ii) of the definition of the term “Qualifying Lender” and (A) an officer of HM Revenue & Customs has given (and not revoked) a direction (a “Direction”) under section 931 of ITA (as that provision has effect on the date on which the relevant Agent, Lender or Issuing Bank became a party to this Agreement) which relates to that payment and that Agent, Lender or Issuing Bank has received from that Loan Party or Holdings a certified copy of that Direction and (B) the payment could have been made to the Lender without any deduction or withholding for or on account of Tax in the absence of that Direction; or

(iii) the relevant Agent, Lender or Issuing Bank is a Qualifying Lender in relation to a Loan to a U.K. Loan Party solely under sub-paragraph (a)(ii) of the definition of “Qualifying Lender” and it has not, other than by reason of any change after the date of this Agreement in (or in the interpretation, administration, or application of) any law, or any published practice or concession of any relevant taxing authority, given a Tax Confirmation to Holdings or the relevant Loan Party making the payment and the payment could have been made to that Agent, Lender or Issuing Bank without any deduction or withholding for or on account of Tax if that Agent, Lender or Issuing Bank had given a Tax Confirmation to Holdings or the relevant Loan Party on the basis that the Tax Confirmation would have enabled Holdings or the relevant Loan Party to have formed a reasonable belief that the payment was an “excepted payment” for the purposes of section 930 of ITA; or

(iv) the relevant Agent, Lender or Issuing Bank is a Treaty Lender with respect to the United Kingdom and the relevant Loan Party has not received a direction (other than of a provisional nature) from HM Revenue & Customs entitling it to make interest payments to that Treaty Lender without a deduction or withholding of Tax with respect to Tax imposed by the United Kingdom on interest and which direction remains in full force and effect.

(c) Treaty Lender Authorizations. A Treaty Lender and each Loan Party that makes a payment to which that Treaty Lender is entitled shall co-operate in completing any procedural formalities necessary for that Loan Party to obtain authorization to make that payment without a deduction or withholding of Tax (including the filing by the Treaty Lender of any relevant tax forms).

(d) Closing Date Tax Confirmation. A U.K. Non-Bank Lender that becomes a party to this Agreement on the day on which this Agreement is entered into gives a Tax Confirmation to Holdings and the Loan Parties by entering into this Agreement.

(e) Change to Tax Confirmation. A U.K. Non-Bank Lender shall promptly notify Holdings, the Loan Parties and the Administrative Agent if there is any change in the position from that set out in the Tax Confirmation.

(f) Payment of Other Taxes by the Loan Parties. Without limiting the provisions of paragraph (a) above (but subject to paragraph (g) below), each Loan Party shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable Requirements of Law.

(g) Indemnification by the Loan Parties. Subject to the limitations set forth in Section 7.11 (other than with respect to the Borrowers), the Loan Parties shall jointly and severally indemnify each Agent, each Lender and each Issuing Bank, within 10 Business Days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes arising in respect of the Loan Documents imposed or asserted on or attributable to amounts payable under this Section 2.17) imposed on or asserted against such Agent, such Lender or such Issuing Bank (or, in the case of any Lender or any Issuing Bank that is treated as a domestic partnership for U.S. federal income tax purposes, such Lender’s or such Issuing Bank’s partners), as the case may be, by any Governmental Authority or otherwise payable by such Agent, such Lender, such Issuing Bank or such Lender’s or such Issuing Bank’s partner (as determined in the good faith sole discretion of such Agent, such Lender, such Issuing Bank or such Lender’s or such Issuing Bank’s partner) and reasonable expenses arising therefrom or with respect thereto. A certificate as to the amount of such payment or liability delivered to the Borrowers by a Lender or an Issuing Bank (with a copy to the Administrative Agent), or by an Agent on its own behalf or on behalf of a Lender or an Issuing Bank, along with a reasonably detailed explanation or calculation of such payment or liability, or such other evidence that such Indemnified Taxes or Other Taxes have been imposed or assessed or otherwise become payable as the Borrowers may reasonably request, shall be conclusive absent manifest error.

(h) Limitations on Indemnification. Section 2.17(g) shall not apply:

(i) to the extent a loss, liability or cost (A) is compensated for by an increased payment under Section 2.17(a) or (B) would have been compensated for by an increased payment under Section 2.17(a) but was not so compensated solely because one of the exclusions in Section 2.17(b) applied; or

(ii) to the extent a loss, liability or cost (A) is compensated for by an increased payment under Section 2.14(a) or (B) would have been compensated for by an increased payment under Section 2.14(a) but was not so compensated solely because of the application of an exclusion to that Section 2.14(a).

(i) Protected Parties. A Protected Party making, or intending to make a claim under Section 2.17(g) above shall promptly notify the Administrative Agent of the event which will give, or has given, rise to the claim, following which the Administrative Agent shall notify Holdings (or the relevant Loan Party). A Protected Party shall, on receiving a payment from a Loan Party under Section 2.17(g), notify the Administrative Agent.

(j) Evidence of Payments. As soon as practicable (but in any event within 30 days) after any payment of Indemnified Taxes or Other Taxes by any Loan Party to a Governmental Authority, the applicable Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(k) Status of Lenders. Any Foreign Lender that is entitled to an exemption from or reduction of withholding Tax under the law of the jurisdiction in which any Loan Party (other than a U.K. Loan Party) is resident for tax purposes, or any treaty to which such jurisdiction is a party, with respect to payments hereunder or under any other Loan Document shall deliver to the Borrowers (with a copy to the Administrative Agent), at the time or times prescribed by applicable Requirements of Law or reasonably requested by any Borrower or any Agent, such properly completed and executed documentation prescribed by applicable law as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any

Lender, if requested by any Borrower or any Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by any Borrower or any Agent as will enable the Borrowers or such Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, in the case of any withholding Tax other than U.S. federal withholding Taxes, the completion, execution and submission of such forms shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

Without limiting the generality of the foregoing, if any Loan Party is a U.S. Person, each Foreign Lender with respect to such Loan Party shall, to the extent it is legally entitled to do so, deliver to the Borrowers and the Administrative Agent (in such number of copies as shall be reasonably requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the request of any Borrower or any Agent, but only if such Foreign Lender is legally entitled to do so), whichever of the following is applicable:

(i) duly completed copies of Internal Revenue Service Form W-8BEN claiming eligibility for benefits of an income Tax treaty to which the United States is a party,

(ii) duly completed copies of Internal Revenue Service Form W-8ECI,

(iii) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a non-bank tax certificate, in substantially the form of Exhibit M to the effect that such Foreign Lender is not (A) a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (B) a “10 percent shareholder” of such Loan Party within the meaning of Section 881(c)(3)(B) of the Code or (C) a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code related to such Loan Party and (y) duly completed copies of Internal Revenue Service Form W-8BEN,

(iv) to the extent a Foreign Lender is not the beneficial owner for U.S. federal income tax purposes (for example, where the Foreign Lender is a partnership or participating Lender granting a typical participation), Internal Revenue Service Form W-8IMY, accompanied by a Form W-8ECI, W-8BEN, non-bank tax certificate, Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that, if the Foreign Lender is a partnership (and not a participating Lender) and one or more beneficial owners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a non-bank tax certificate, in substantially the same form of Exhibit M, on behalf of such beneficial owner(s), or

(v) any other form prescribed by applicable Requirements of Law as a basis for claiming exemption from or a reduction in United States federal withholding Tax duly completed together with such supplementary documentation as may be prescribed by applicable Requirements of Law to permit the Borrowers to determine the withholding or deduction required to be made.

If a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrowers and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by any Borrower or any Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by any Borrower or any Agent as may be necessary for the Loan Parties and the Agents to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment.

In addition, each Foreign Lender agrees that from time to time after the date it becomes a Foreign Lender, when a lapse in time or change in the Foreign Lender’s circumstances renders the previous certification obsolete or inaccurate in any material respect, it will, to the extent legally able to do so, deliver to the Borrowers and the Administrative Agent two new accurate and complete original signed copies of Internal Revenue Service Form W-8ECI, Form W-8BEN (with respect to the benefits of any income tax treaty), a non-bank tax certificate and a Form W-8BEN (with respect to the portfolio interest exemption) or Internal Revenue Service Form W-8IMY, as the case may be, and such other forms as may be required in order to confirm or establish the entitlement of such Lender to a continued exemption from or reduction in United States federal withholding Tax with respect to payments under the Loan Documents or promptly notify the Borrowers and the Administrative Agent of any change in the Foreign Lender’s circumstances which would modify or render invalid any previously claimed exemption or reduction.

Each Lender which becomes a party to this Agreement after the date of this Agreement in respect of a Loan to a U.K. Loan Party shall indicate, in the Assignment and Assumption that it executes on becoming a party to this Agreement (or, if no such Assignment and Assumption is executed, in a written notice delivered to Holdings), which of the following categories it falls in: (a) a Qualifying Lender (other than a U.K. Non-Bank Lender or a Treaty Lender), (b) a U.K. Non-Bank Lender or (c) a Treaty Lender.

If a new Lender fails to indicate its status in accordance with the preceding paragraphs, then such new Lender shall be treated for the purposes of this Agreement as if it is not a Qualifying Lender until such time as it notifies the Administrative Agent which category applies (and the Administrative Agent, upon receipt of such notification, shall inform Holdings).

(l) Treatment of Certain Refunds. Upon the reasonable request of any Loan Party, the Lenders, the Issuing Banks and the Agents agree to use their reasonable efforts to cooperate with such Loan Party (at such Loan Party’s expense) in obtaining a refund or repayment of any Indemnified Taxes or Other Taxes paid by such Loan Party, whether directly to a Governmental Authority or pursuant to Section 2.17(g), that such Loan Party reasonably believes were not correctly or legally asserted by the relevant Governmental Authority so long as such Lender, such Issuing Bank or such Agent, as the case may be, determines in good faith that the efforts would not result in any unreimbursed costs, expenses or be otherwise materially disadvantageous to it. If an Agent, a Lender or an Issuing Bank determines, in its sole discretion, that it has received a refund or repayment of any Indemnified Taxes or Other Taxes as to which it has been indemnified by any Loan Party or with respect to which any Loan Party has paid additional amounts pursuant to this Section 2.17 or if it has obtained, utilized and retained any credit against or relief or remission for Tax that is attributable to the circumstances giving rise to an obligation of a Loan Party to pay any Indemnified Taxes or Other Taxes (or an amount in respect of such Taxes) pursuant to this Section 2.17 or Section 2.14(a), it shall pay to the applicable Loan Party an amount equal to such refund, credit, relief, remission or repayment (but only to the extent that such Agent, Lender or Issuing Bank determines, in its sole discretion, will leave it (after such payment) in the same after-Tax position as it would have been in had the Indemnified Taxes or Other Taxes paid by such Loan Party not been required to be made by such Loan Party), net of all reasonable out-of-pocket expenses of such Agent, such Lender or such Issuing Bank, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund); provided that the Loan Parties, upon the request of such Agent, such Lender or such Issuing Bank, agree to repay the amount paid over to the Loan Parties (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to such Agent, such Lender or such Issuing Bank in the event such Agent, such Lender or such Issuing Bank is required to repay such refund to such Governmental Authority. Such Agent, such Lender or such Issuing Bank, as the case may be, shall at any Borrower’s reasonable request, provide the Borrowers with a copy of any notice of assessment or other evidence reasonably satisfactory to the Borrowers of the requirement to repay such refund received from the relevant taxing authority. This paragraph shall not be construed to require any Agent, any Lender or any Issuing Bank to make available its Tax Returns (or any other information relating to its Taxes that it deems confidential) to the Borrowers or any other person. Notwithstanding anything to the contrary, in no event will any Agent, any Lender or any Issuing Bank be required to pay any amount to any Loan Party the payment of which would place such Agent, such Lender or such Issuing Bank, as the case may be, in a less favorable net after-tax position than such Agent, such Lender or such Issuing Bank, as the case may be, would have been in if the additional amounts giving rise to such refund of any Indemnified Taxes or Other Taxes had never been paid.

(m) Value Added Tax.

(i) All amounts set out, or expressed to be payable under a Loan Document by any party to this Agreement to a Lender, Agent or Issuing Bank which (in whole or in part) constitute the consideration for VAT purposes shall be deemed to be exclusive of any VAT which is chargeable on such supply, and accordingly, subject to subparagraph (ii) below, if VAT is chargeable on any supply made by any Lender, Agent or Issuing Bank to any party to this Agreement under a Loan Document and that Lender, Agent or Issuing Bank is required to account for the VAT that party shall pay to the Lender, Agent or Issuing Bank (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT (and such Lender, Agent or Issuing Bank shall promptly provide an appropriate VAT invoice to such party to this Agreement).

(ii) If VAT is chargeable on any supply made by any Lender, Agent or Issuing Bank (the “Supplier”) to any other Lender, Agent or Issuing Bank (the Recipient”) under a Loan Document, and any party to this Agreement (the “Relevant Party”) is required by the terms of any Loan Document to pay an amount equal to the consideration for such supply to the Supplier (rather than being required to reimburse the Recipient in respect of that consideration), if the Supplier is required to account for the VAT the Relevant party shall also pay the Supplier and, if the Recipient is required to account for the VAT the Relevant Party shall also pay to the Recipient (in addition to and at the same time as paying such amount) an amount equal to the amount of such VAT. The Recipient will promptly pay to the Relevant Party an amount equal to any credit or repayment from the relevant tax authority which it reasonably determines relates to the VAT chargeable on that supply.

(iii) Where a Loan Document requires any party to this Agreement to reimburse a Lender, Agent or Issuing Bank for any costs or expenses, that party shall also at the same time pay and indemnify the Lender, Agent or Issuing Bank against all VAT incurred by the Lender, Agent or Issuing Bank in respect of costs or expenses to the extent that the Lender, Agent or Issuing Bank reasonably determines that neither it nor any other member of any group of which it is a member for VAT purposes is entitled to credit or repayment from the relevant tax authority in respect of the VAT.

(iv) Any reference in this paragraph (m) to a party to this Agreement shall, at any time when such party to this Agreement is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the representative member of such group at such time (the term “representative member” to have the same meaning as in the U.K. Value Added Tax Act 1994.

SECTION 2.18. Mitigation Obligations; Replacement of Lenders. (a) Designation of a Different Lending Office. Before or reasonably promptly after any Lender requests compensation under Section 2.14 or requires the Borrowers to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the good faith judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.14 or 2.17, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrowers hereby agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment. A certificate setting forth such costs and expenses submitted by such Lender to the Borrowers shall be conclusive absent manifest error.

(b) Replacement of Lenders. If (w) any Lender requests compensation under Section 2.14, (x) if the Borrowers are required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, (y) if any Lender becomes a Defaulting Lender or (z) if any Lender shall decline to consent to any modification or waiver hereunder requiring 100% of the Lenders affected thereby (or of an affected Type or the type set forth in clauses (i) through (xiii) of Section 10.02(b) to consent thereto) and, in such case the Required Lenders have already consented thereto, then the Borrowers may, at their sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in, and consents required by, Section 10.04), all of its interests, rights (other than its existing rights to payments pursuant to Section 2.14 or Section 2.17) and obligations under this Agreement and the other Loan Documents to an Eligible Assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that:

(i) the Borrowers shall have paid to the Administrative Agent the processing and recordation fee specified in Section 10.04(b);

(ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in LC Disbursements, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents (including any amounts under Section 2.15) from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts);

(iii) in the case of any such assignment resulting from a claim for compensation under Section 2.14 or payments required to be made pursuant to Section 2.17, such assignment will result in a reduction in such compensation or payments thereafter;

(iv) such assignment does not conflict with applicable Requirements of Law; and

(v) in the case of any such assignment by a Tranche B Lender of its Tranche B Loans occurring within six months after the Closing Date that results from an event described in Section 2.18(b)(z) in respect of a modification or waiver the result of which is to decrease the interest rates applicable to the Tranche B Loans, such Lender shall be entitled to a fee, payable by the Borrowers, equal to 1.00% of the aggregate principal amount of such Lender’s Tranche B Loans.

Upon receipt by the applicable Lender of all amounts required to be paid to such Lender pursuant to this Section 2.18(b), the Administrative Agent shall be entitled (but not obligated) and authorized to execute an Assignment and Assumption on behalf of such Lender, and any such Assignment and Assumption so executed by the Administrative Agent and assignee shall be effective for purposes of this Section 2.18(b) and Section 10.04. A Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrowers to require such assignment and delegation cease to apply.

SECTION 2.19. Increase in Commitments. (a) Borrower Request. The Borrowers may by written notice to the Administrative Agent elect to request the establishment of one or more commitments to make additional Loans (each, an “Incremental Commitment”) in an amount not in excess of $250,000,000 in the aggregate and not less than $50,000,000 individually (or such lesser amount as consented to by the Administrative Agent, such consent not to be unreasonably withheld or delayed). Each such notice shall specify (i) the date (each, an “Increase Effective Date”) on which the Borrowers propose that the Incremental Commitments shall be effective, which shall be a date not less than 10 Business Days after the date on which such notice is delivered to the Administrative Agent and (ii) the identity of each Eligible Assignee to whom the Borrowers propose any portion of such Incremental Commitments be allocated and the amounts of such allocations; provided that any existing Lender approached to provide all or a portion of the Incremental Commitments may elect or decline, in its sole discretion, to provide such Incremental Commitment.

(b) Conditions. The Incremental Commitments shall become effective, as of such Increase Effective Date; provided that:

(i) each of the conditions set forth in Section 4.02 shall be satisfied;

(ii) no Default shall have occurred and be continuing or would result from the Credit Extension to be made on the Increase Effective Date;

(iii) after giving effect on a Pro Forma Basis (A) to the Credit Extension to be made on the Increase Effective Date and (B) to any change in Consolidated EBITDA and any increase in Indebtedness resulting from the consummation of any Permitted Acquisitions, Asset Sales or Subsidiary Designations occurring after the beginning of the then current Test Period but prior to or concurrently with such Credit Extension and, in each case, the use of proceeds therefrom as of the date of the most recent financial statements delivered pursuant to Section 5.01(a) or 5.01(b), Holdings shall be in compliance with each of the covenants set forth in Section 6.09 for the Test Period then last ended; provided that, with respect to determining compliance with the covenant set forth in Section 6.09(a) for purposes of this clause (iii), the then-current covenant level reflected in Section 6.09(a) shall be reduced by 0.25 to 1.00; and

(iv) Borrowers shall deliver or cause to be delivered any legal opinions or other documents reasonably requested by the Administrative Agent in connection with any such transaction.

(c) Terms of New Loans and Incremental Commitments. The terms and provisions of Loans made pursuant to the Incremental Commitments shall be as follows:

(i) the terms and provisions of Loans made pursuant to Incremental Commitments (“Incremental Loans”) shall be, except as otherwise set forth herein or in the Increase Joinder, identical to, at the election of the Borrowers, (A) Tranche A Loans (in which case, such Incremental Loans shall be “Incremental Tranche A Loans”); provided that the Incremental Tranche A Loans may be denominated in dollars or Euros, or (B) Tranche B Loans (in which case, such Incremental Loans shall be “Incremental Tranche B Loans”);

(ii) (A) the Weighted Average Life to Maturity of any Incremental Tranche B Loans shall be no shorter than the Weighted Average Life to Maturity of the remaining Tranche B Loans and (B) the maximum amortization for any Incremental Tranche A Loans shall not exceed an aggregate annual amount of (I) 5.00% of the original principal amount of such Incremental Tranche A Loans for each of the first two years after the Closing Date and (II) 10.00% of the original principal amount of such Incremental Tranche A Loans for each of the following three years;

(iii) the maturity date of Incremental Loans (the “Incremental Loan Maturity Date”) shall not be (A) earlier than the Final Maturity Date and (B) in the case of Incremental Tranche A Loans, not less than five years after the incurrence thereof;

(iv) the Applicable Margins for the Incremental Loans shall be determined by the Borrowers and the Lenders of the Incremental Loans; provided that in the event that (x) the Effective Yield (as defined below) for any Incremental Tranche A Loans is more than 50 basis points greater than the Tranche A Effective Yield (as defined below), then (A) the Applicable Margin applicable to Tranche A Loans shall be increased to the extent necessary so that the Effective Yield for the Incremental Tranche A Loans is not greater than 50 basis points over the Tranche A Effective Yield (the basis point amount of such increase, the “MFN Tranche A

Increase”) and (B) the Applicable Margin applicable to Tranche B Loans shall be increased by the MFN Tranche A Increase, (y) the Effective Yield for any Incremental Tranche B Loans is more than 50 basis points greater than the Tranche B Effective Yield (as defined below), then (A) the Applicable Margin applicable to Tranche B Loans shall be increased to the extent necessary so that the Effective Yield for the Incremental Tranche B Loans is not greater than 50 basis points over the Tranche B Effective Yield (the basis point amount of such increase, the “MFN Tranche B Increase”) and (B) the Applicable Margin applicable to Tranche A Loans shall be increased by the MFN Tranche B Increase and (z) any “LIBOR floor” provided for such Incremental Tranche B Loans is higher than 1.00%, then the amount specified in clause (b)(ii) of the definition of the term “Adjusted LIBO Rate” shall be increased to such greater amount; and

(v) to the extent that the terms and provisions of (A) any Incremental Tranche A Loans are not identical to Tranche A Loans or (B) any Incremental Tranche B Loans are not identical to Tranche B Loans (in each case, except to the extent permitted by clause (ii), (iii) or (iv) above), they shall be reasonably satisfactory to the Administrative Agent.

The increased or new Commitments shall be effected by a joinder agreement (the “Increase Joinder”) executed by the Borrowers, the Administrative Agent and each Lender making such increased or new Commitment, in form and substance satisfactory to each of them. The Increase Joinder may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate, in the opinion of the Administrative Agent, to effect the provisions of this Section 2.19. In addition, unless otherwise specifically provided herein, all references in Loan Documents to Loans shall be deemed, unless the context otherwise requires, to include references to Loans made pursuant to new Commitments and Incremental Loans made pursuant to this Agreement. As used in this Section 2.19:

(A) the “Effective Yield” for any Incremental Loans shall be equal to (I) the interest rate margin applicable to such Loans as Eurocurrency Loans (if denominated in dollars) or EURIBOR Loans (if denominated in Euros) plus (II) the amount of any discount in the price thereof or upfront fees paid by the Borrowers in the primary syndication thereof (based on an assumed four-year life to maturity or, if shorter, the actual Weighted Average Life to Maturity of such Incremental Loans, but excluding customary arrangement or commitment fees payable to the arrangers of the Incremental Loans or their affiliates in connection with the syndication or placement of the Incremental Loans) plus (III) the value of any prepayment premiums (determined in a manner consistent with generally accepted financial practice); provided that any LIBOR floor shall be ignored;

(B) the “Tranche A Effective Yield” shall be equal to (I) the Applicable Margin applicable to Tranche A Loans plus (II) the Closing Fees payable by the Borrowers to the Lenders in respect of the Tranche A Loans (based on an assumed four-year life to maturity or, if shorter, the actual remaining Weighted Average Life to Maturity of the Tranche A Loans) plus (III) the value of any prepayment premiums (determined in a manner consistent with generally accepted financial practice); and

(C) the “Tranche B Effective Yield” shall be equal to (I) the Applicable Margin applicable to Eurocurrency Tranche B Loans plus (II) the Closing Fees payable by the Borrowers to the Lenders in respect of the Tranche B Loans (based on an assumed four-year life to maturity or, if shorter, the actual remaining Weighted Average Life to Maturity of the Tranche B Loans) plus (III) the value of any prepayment premiums (determined in a manner consistent with generally accepted financial practice); provided that any “LIBOR floor” specified in clause (b)(ii) of the definition of the term “Adjusted LIBO Rate” shall be ignored.

(d) Making of New Loans. On any Increase Effective Date on which new Commitments for Loans are effective, subject to the satisfaction of the foregoing terms and conditions, each Lender of such new Commitment shall make a Loan to Borrowers in an amount equal to its new Commitment.

(e) Equal and Ratable Benefit. The Loans and Commitments established pursuant to this paragraph shall constitute Loans and Commitments under, and shall be entitled to all the benefits afforded by, this Agreement and the other Loan Documents, and shall, without limiting the foregoing, benefit equally and ratably from the Guarantees and security interests created by the Security Documents, except that the new Loans may be subordinated in right of payment or the Liens securing the new Loans may be subordinated, in each case, as set forth in the Increase Joinder. The Loan Parties shall take any actions reasonably required by the Administrative Agent to ensure and/or demonstrate that the Lien and security interests granted by the Security Documents continue to be perfected under the UCC or otherwise after giving effect to the establishment of any such Loans or any such new Commitments.

SECTION 2.20. Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) fees shall cease to accrue on the unfunded portion of the Commitment of such Defaulting Lender pursuant to Section 2.07(a);

(b) the Commitments and Revolving Exposure of such Defaulting Lender shall not be included in determining whether the Required Lenders have taken or may take any action hereunder (including any consent to any amendment, waiver or other modification pursuant to Section 10.02); provided that this clause (b) shall not apply to the vote of a Defaulting Lender in the case of an amendment, waiver or other modification requiring the consent of each Lender or each Lender affected thereby;

(c) if any LC Exposure exists at the time such Lender becomes a Defaulting Lender (unless such Lender has been replaced in accordance with Section 2.18(b)) then:

(i) all or any part of the LC Exposure of such Defaulting Lender shall be reallocated among the non-Defaulting Lenders in accordance with their respective Applicable Percentages, but only to the extent that no non-Defaulting Lender’s Revolving Exposure, as increased by its share of such Defaulting Lender’s LC Exposure, would exceed such non-Defaulting Lender’s Revolving Commitment;

(ii) if the reallocations described in subclause (i) of this clause (c) cannot, or can only partially, be effected, the Borrowers shall within one Business Day following notice by the Administrative Agent cash collateralize for the benefit of the Issuing Banks only the Borrowers’ obligations corresponding to such Defaulting Lender’s LC Exposure (after giving effect to any partial reallocation pursuant to subclause (i) of this clause (c)) in accordance with the procedures set forth in Section 2.04(i) for so long as such LC Exposure is outstanding;

(iii) if the Borrowers cash collateralize any portion of such Defaulting Lender’s LC Exposure pursuant to subclause (ii) of this clause (c), the Borrowers shall not be required to pay any fees to such Defaulting Lender pursuant to Section 2.07(b) with respect to such Defaulting Lender’s LC Exposure during the period such Defaulting Lender’s LC Exposure is cash collateralized;

(iv) if the LC Exposure of such Defaulting Lender is reallocated pursuant to clause (i) above, then the fees payable to the Lenders pursuant to Sections 2.07(a) and 2.07(b) shall be adjusted in accordance with the amounts of such LC Exposure allocated to the non-Defaulting Lenders; and

(v) if all or any portion of such Defaulting Lender’s LC Exposure is neither reallocated nor cash collateralized pursuant to subclause (i) or (ii) of this clause (c), then, without prejudice to any rights or remedies of the Issuing Banks or any other Lender hereunder, all LC Participation Fees payable under Section 2.07(b) with respect to such Defaulting Lender’s LC Exposure shall be payable to the applicable Issuing Banks until and to the extent that such LC Exposure is reallocated and/or cash collateralized; and

(d) so long as such Lender is a Defaulting Lender, no Issuing Bank shall be required to issue, amend or increase any Letter of Credit unless it is satisfied that the Defaulting Lender’s then outstanding LC Exposure will be 100% covered by the Commitments of non-Defaulting Lenders and/or cash collateral will be provided by the Borrowers in accordance with Section 2.20(c), and participating interests in any newly issued or increased Letter of Credit shall be allocated among non-Defaulting Lenders in a manner consistent with Section 2.20(c)(i) (and such Defaulting Lender shall not participate therein).

If a Bankruptcy Event with respect to a Parent of any Lender shall occur following the date hereof and for so long as such event shall continue, such Issuing Bank shall not be required to issue, amend or increase any Letter of Credit, unless such Issuing Bank shall have entered into arrangements with the Borrowers or such Lender, reasonably satisfactory to such Issuing Bank, to defease any risk to it in respect of such Lender hereunder.

In the event that the Administrative Agent, the Borrowers and each Issuing Bank agree that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the LC Exposure of the Lenders shall be readjusted to reflect the inclusion of such Lender’s Commitments and on such date such Lender shall purchase at par such of the Loans of the other Lenders as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Applicable Percentage.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

On the date of each Credit Extension, each Loan Party represents and warrants to the Agents, the Issuing Banks and each of the Lenders that:

SECTION 3.01. Organization; Powers. Each of Holdings and its Restricted Subsidiaries (a) is duly organized, incorporated and validly existing under the laws of the jurisdiction of its organization or incorporation, (b) has all requisite power and authority to carry on its business as now conducted and to own and lease its property and (c) is qualified and in good standing (to the extent such concept is applicable in the applicable jurisdiction) to do business in every jurisdiction where such qualification is required, except to the extent that any failure under clauses (b) and (c) to comply therewith, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 3.02. Authorization; Enforceability. The Transactions to be entered into by each Loan Party are within such Loan Party’s powers and have been duly authorized by all necessary action on the part of such Loan Party. This Agreement has been duly executed and delivered by each Loan Party and constitutes, and each other Loan Document to which any Loan Party is to be a party, when executed and delivered by such Loan Party, will constitute, a legal, valid and binding obligation of such Loan Party, enforceable in accordance with its terms (including in the jurisdiction of organization of such Loan Party), subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

SECTION 3.03. No Conflicts. The Transactions (a) do not require any material consent or approval of, registration or filing with, or any other action by, any

Governmental Authority, except (i) such as have been obtained or made and are in full force and effect, (ii) filings necessary to perfect Liens created by the Loan Documents and (iii) consents, approvals, registrations, filings, permits or actions the failure to obtain or perform that could not reasonably be expected to result in a Material Adverse Effect, (b) will not violate the Organizational Documents of Holdings or any Restricted Subsidiary, (c) will not violate any material Requirement of Law, (d) will not violate or result in a default or require any consent or approval under any indenture or financing agreement or instrument, or any other material agreement binding upon Holdings, any Restricted Subsidiary or any of their respective property, or give rise to a right thereunder to require any payment to be made by Holdings or any Restricted Subsidiary, except for violations, defaults or the creation of such rights that could not reasonably be expected to result in a Material Adverse Effect and (e) will not result in the creation or imposition of any Lien on any property of any Loan Party, except Liens created by the Loan Documents and Permitted Liens.

SECTION 3.04. Financial Statements; Projections. (a) Historical Financial Statements. Holdings has heretofore delivered to the Lenders the consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of Holdings, in each case (i) as of and for the fiscal years ended June 30, 2008, June 30, 2009, and June 30, 2010, audited by and accompanied by the unqualified opinion of Ernst & Young LLP and (ii) as of and for the fiscal quarters (and the corresponding periods of the fiscal year) ended September 30, 2010, and December 31, 2010, unaudited, but certified by its chief financial officer. Such financial statements and all financial statements delivered pursuant to Sections 5.01(a) and (b) have been prepared in accordance with IFRS and present fairly and accurately the financial condition and results of operations and cash flows of Holdings and its Subsidiaries in all material respects, in each case as of the dates and for the periods to which they relate (subject, in the case of financials referred to in clause (ii), to normal year-end audit adjustment and the absence of footnotes).

(b) No Liabilities; Material Changes. Except as set forth in the financial statements referred to in Section 3.04(a), as of the Closing Date, there are no liabilities of Holdings or any Restricted Subsidiary of any kind, whether accrued, contingent, absolute, determined, determinable or otherwise, which could reasonably be expected to result in a Material Adverse Effect, and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability, other than liabilities under the Loan Documents. Since June 30, 2010, no event, change or circumstance has occurred that, individually or in the aggregate, has had or could reasonably be expected to result in a Material Adverse Effect.

(c) Forecasts. The forecasts of financial performance of Holdings and its Subsidiaries in the financial model furnished to the Lenders on or prior to the Closing Date have been prepared in good faith by Holdings and based on assumptions believed by Holdings to be reasonable in light of the facts and circumstances known to Holdings at the time of preparation thereof (it being understood and acknowledged that forecasts are subject to significant uncertainties and contingencies, many of which are beyond the control of Holdings, and that actual results during the period or periods covered by such forecasts may differ significantly from the projected results, and such differences may be material).

SECTION 3.05. Properties. (a) Generally. Each of Holdings and its Restricted Subsidiaries has good title to, or valid leasehold interests in, all its property material to its business, free and clear of all Liens except for Permitted Liens and minor irregularities or deficiencies in title that, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect. The tangible property of Holdings and its Restricted Subsidiaries, taken as a whole, is in good operating order, condition and repair (ordinary wear and tear excepted).

(b) No Casualty Event. Neither Holdings nor any other Loan Party has received any notice of, nor has any knowledge of, the occurrence or pendency or contemplation of any Casualty Event affecting all or any material portion of its property.

(c) Collateral. Each Loan Party owns or has rights to use all of the Collateral (other than Intellectual Property) and all rights with respect to any of the foregoing used in, necessary for or material to such Loan Party’s business as currently conducted. To such Loan Party’s knowledge, the use by such Loan Party of such Collateral and all such rights with respect to the foregoing does not infringe on the rights of any person other than such infringement that could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. No claim has been made in writing and remains outstanding that such Loan Party’s use of any Collateral (other than Intellectual Property Rights) does or may violate the rights of any third party that could, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

SECTION 3.06. Intellectual Property. (a) Ownership/No Claims. Each Loan Party owns, is licensed to use, possesses the right to use in accordance with industry practice or could obtain on commercially reasonable terms such rights to use, all material Intellectual Property Rights necessary for the conduct of its business as presently conducted. Except as set forth in Schedule 3.06(a), as of the date of this Agreement, there are no pending proceedings against any Loan Party by any person directly challenging the validity or enforceability of any material Borrower Registered Intellectual Property owned by any Loan Party. The use of any Intellectual Property Rights by each Loan Party does not, to the knowledge of such Loan Party, infringe the rights of any person, except for such claims and infringements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect or that are set forth in Schedule 3.06(a).

(b) Registrations. Except (x) pursuant to licenses and other user agreements entered into by each Loan Party in the ordinary course of business and (y) licenses and other user agreements that are listed in Schedule 3.06(b), on and as of the date hereof, each Loan Party possesses all rights to use or grant licenses in respect of the Borrower Registered Intellectual Property owned by such Loan Party. To the knowledge of each Loan Party, all material registrations for the Borrower Registered Intellectual Property owned by such Loan Party, other than pending applications, are valid and enforceable.

(c) No Violations or Proceedings. To each Loan Party’s knowledge, on and as of the date hereof, there is no material violation by others of any right of such Loan Party with respect to any Borrower Registered Intellectual Property pledged by it under the name of such Loan Party, except for such violations that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect or that are set forth on Schedule 3.06(c).

SECTION 3.07. Equity Interests and Subsidiaries. (a) Equity Interests. Schedule 3.07(a) sets forth a list of (i) Holdings and each of its Subsidiaries and their jurisdictions of organization (as to each Loan Party) as of the Closing Date and (ii) the number of each class of its Equity Interests authorized, and the number outstanding, on the Closing Date and the number of shares covered by all outstanding options, warrants, rights of conversion or purchase and similar rights at the Closing Date. Except as set forth on Schedule 3.07(a), all Equity Interests of Holdings and its Restricted Subsidiaries are duly and validly issued and are fully paid and non-assessable, and, other than the Equity Interests of Holdings, are owned by Holdings, directly or indirectly through Wholly Owned Subsidiaries. Each Loan Party is the record and beneficial owner of, and has good and marketable title to, the Equity Interests pledged by it under the Security Documents, free of any and all Liens, rights or claims of other persons, except the security interest created by the Security Documents, and there are no outstanding warrants, options or other rights to purchase, or shareholder, voting trust or similar agreements outstanding with respect to, or property that is convertible into, or that requires the issuance or sale of, any such Equity Interests.

(b) No Consent of Third Parties Required. Subject to the Perfection Requirements, no consent of any person, including any other general or limited partner, any other member of a limited liability company, any other shareholder or any other trust beneficiary, is necessary or reasonably desirable (from the perspective of a secured party) in connection with the creation, perfection or first priority status of the security interest of the Security Agent in any Equity Interests pledged to the Security Agent for the benefit of the Secured Parties under the Security Documents or the exercise by the Security Agent of the voting or other rights provided for in the Security Documents or the exercise of remedies in respect thereof.

(c) Organizational Chart. An accurate organizational chart, showing the ownership structure of Holdings and each Subsidiary on the Closing Date and after giving effect to the Transactions, is set forth on Schedule 3.07(c).

SECTION 3.08. Litigation; Compliance with Laws. Except as set forth on Schedule 3.08, there are no actions, suits or proceedings at law or in equity by or before any Governmental Authority now pending or, to the knowledge of any Loan Party, threatened in writing against or affecting Holdings or any Restricted Subsidiary or any business, property or rights of Holdings or any Restricted Subsidiary (i) that involve any Loan Document or (ii) in which there is a reasonable likelihood of an adverse determination that would reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect. Except for matters covered by Section 3.18, neither Holdings nor any Restricted Subsidiary or any of its property is in violation of, nor will the continued operation of its property as currently conducted violate, any Requirements of Law (including any zoning or building ordinance, code or approval or any building permits) or any restrictions of record or agreements affecting the Real Property of Holdings or any Restricted Subsidiary or is in default with respect to any Requirement of Law, where such violation or default, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

SECTION 3.09. Agreements. Neither Holdings nor any Restricted Subsidiary is a party to any agreement or instrument or subject to any corporate or other constitutional restriction that has resulted or could reasonably be expected to result in a Material Adverse Effect. Neither Holdings nor any Restricted Subsidiary is in default in any manner under any provision of any indenture or other agreement or instrument evidencing Indebtedness, or any other agreement or instrument to which it is a party or by which it or any of its property is or may be bound, where such default could reasonably be expected to result in a Material Adverse Effect, and no condition exists which, with the giving of notice or the lapse of time or both, would constitute such a default.

SECTION 3.10. Federal Reserve Regulations. Neither Holdings nor any Restricted Subsidiary is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of buying or carrying Margin Stock. No part of the proceeds of any Loan will be used, whether directly or indirectly, and whether immediately, incidentally or ultimately, for any purpose that entails a violation of, or that is inconsistent with, the provisions of the regulations of the Board, including Regulation T, U or X. The pledge of the Securities Collateral pursuant to the Security Documents does not violate such regulations.

SECTION 3.11. Investment Company Act. Neither Holdings nor any Restricted Subsidiary is an “investment company” or a company “controlled” by an “investment company”, as defined in, or subject to regulation under, the Investment Company Act of 1940.

SECTION 3.12. Use of Proceeds. The Borrowers will use the proceeds of Loans and the Letters of Credit in a manner consistent with Section 5.08.

SECTION 3.13. Taxes. Each of Holdings and its Restricted Subsidiaries has (a) filed or caused to be filed all material Tax Returns required to be filed by it and all such Tax Returns are true and correct in all material respects, (b) duly paid, collected or remitted or caused to be duly paid, collected or remitted all Taxes (whether or not shown on any Tax Return) due and payable, collectible or remittable by it and all assessments received by it and (c) complied with its Tax withholding obligations, except, in each case, Taxes which could not, individually or in the aggregate, have a Material Adverse Effect. Each of Holdings and its Restricted Subsidiaries has made adequate provision in accordance with IFRS for all Taxes not yet due and payable except Taxes the nonpayment of which could not, individually or in the aggregate, have a Material Adverse Effect. There are no proposed or pending tax assessments, deficiencies or audits that could be reasonably expected to, individually or in the aggregate, result in a Material Adverse Effect. Except as could not be reasonably expected to, individually or in the aggregate, result in a Material Adverse Effect, neither Holdings nor any Restricted Subsidiary has ever (a) been a party to any understanding or arrangement constituting a “tax shelter” within the meaning of Section 6662(d)(2)(C)(ii) of the Code, or within the meaning of Section 6111(c) or Section 6111(d) of the Code as in effect immediately prior to the enactment of the American Jobs Creation Act of 2004, or (b) “participated” in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4.

SECTION 3.14. No Material Misstatements. No information, report, financial statement, certificate, Borrowing Request, exhibit or schedule furnished by or on behalf of Holdings or any Restricted Subsidiary to any Agent, any Issuing Bank or any Lender (excluding information of a general economic or industry nature, projected financial information or other forward looking information) in connection with the negotiation of any Loan Document or included therein or delivered pursuant thereto, taken as a whole with all such information, or the Confidential Information Memorandum contained or contains any material misstatement of fact or omitted or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading as of the date such information is dated or certified; provided that to the extent any such information, report, financial statement, exhibit or schedule was based upon or constitutes a forecast or projection, each of Holdings and its Restricted Subsidiaries represents only that it acted in good faith and utilized reasonable assumptions and due care in the preparation of such information, report, financial statement, exhibit or schedule, it being recognized by the Lenders that such projections and forecasts as they relate to future events are not to be viewed as fact and that factual results during the period or periods covered by such projections and forecasts may differ from such projections and forecasts and such differences may be material.

SECTION 3.15. Labor Matters. As of the Closing Date, there are no strikes, lockouts or slowdowns against Holdings or any Restricted Subsidiary pending or, to the knowledge of any Loan Party, threatened in writing except as in the aggregate could not reasonably be expected to result in a Material Adverse Effect. All payments due from Holdings or any Restricted Subsidiary, or for which any claim may be made against Holdings or any Restricted Subsidiary, on account of wages and employee health and welfare insurance and other benefits, have been paid or accrued as a liability on the books of Holdings or such Restricted Subsidiary, as the case may be, except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect. The consummation of the Transactions will not give rise to any right of termination or right of renegotiation on the part of any union under any collective bargaining agreement to which Holdings or any Restricted Subsidiary is bound.

SECTION 3.16. Solvency. Immediately after the consummation of the Transactions to occur on the Closing Date and immediately following the making of each Loan and after giving effect to the application of the proceeds of each Loan, (a) the fair value of the properties of Holdings and its Restricted Subsidiaries, taken as a whole, will exceed their debts and liabilities, subordinated, contingent or otherwise; (b) the present fair saleable value of the property of Holdings and its Restricted Subsidiaries, taken as a whole, will be greater than the amount that will be required to pay the probable liability of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured; (c) Holdings and its Restricted Subsidiaries, taken as a whole, will be able to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities fall due or become absolute and matured; and (d) Holdings and its Restricted Subsidiaries, taken as a whole, will not have unreasonably small capital with which to conduct the business in which they are engaged as such business is now conducted and is proposed to be conducted following the Closing Date.

SECTION 3.17. Employee Benefit Plans. To the extent applicable, each of Holdings, the Restricted Subsidiaries and their respective ERISA Affiliates is in compliance in all material respects with the applicable provisions of ERISA and the Code and the regulations and published interpretations thereunder as such provisions apply to any Plan or any employee benefit plan. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events, could reasonably be expected to result in a Material Adverse Effect or the imposition of a Lien on any of the property of Holdings or any Restricted Subsidiary. As of the Closing Date, the present value of all accumulated benefit obligations of all underfunded Plans (based on the assumptions used for purposes of (x) with respect to any United States Plan, Financial Accounting Standards Board Accounting Standards Codification Topic 715 and (y) with respect to any Plan in a jurisdiction other than the United States, International Accounting Standard 19) did not, as of the date of the most recent financial statements reflecting such amounts, exceed by more than $10,000,000 the fair market value of the property of all such underfunded Plans. Using actuarial assumptions and computation methods consistent with subpart I of subtitle E of Title IV of ERISA, the aggregate liabilities of Holdings and its Restricted Subsidiaries or their respective ERISA Affiliates to all Multiemployer Plans in the event of a complete withdrawal therefrom, as of the close of the most recent fiscal year of each such Multiemployer Plan, could not reasonably be expected to result in a Material Adverse Effect.

To the extent applicable, each Foreign Plan is in substantial compliance with its terms and with the requirements of any and all applicable Requirements of Law and, where required, is in good standing with applicable regulatory authorities. Neither Holdings nor any Restricted Subsidiary has incurred any obligation in connection with the termination of or withdrawal from any Foreign Plan, except for any such obligations that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 3.18. Environmental Matters. (a) Except as set forth in Schedule 3.18 and except as, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect:

(i) Holdings, the Restricted Subsidiaries and their respective businesses, operations and Real Property are in compliance with, and the Loan Parties have no liability under, any applicable Environmental Law;

(ii) Holdings and the Restricted Subsidiaries have obtained all Environmental Permits required for the conduct of their businesses and operations, and the ownership, operation and use of their property, under Environmental Law, and all such Environmental Permits are valid and in good standing;

(iii) there is no Environmental Claim pending or, to the knowledge of any Loan Party, threatened in writing against Holdings or any Restricted Subsidiary, relating to the Real Property currently or formerly owned, leased or operated by Holdings or any Restricted Subsidiary or their respective predecessors in interest or relating to the operations of Holdings and its Restricted Subsidiaries, and there are no actions, activities, circumstances, conditions, events or incidents that could form the basis of such an Environmental Claim; and

(iv) no person with an indemnity or contribution obligation to Holdings or any Restricted Subsidiary relating to compliance with or liability under Environmental Law is in default with respect to such obligation.

(b) Except as set forth in Schedule 3.18:

(i) neither Holdings nor any Restricted Subsidiary is obligated to perform any action or otherwise incur any expense under Environmental Law or pursuant to any order, decree, judgment or agreement by which it is bound or has assumed by contract, agreement or operation of law, and neither Holdings nor any Restricted Subsidiary is conducting or financing any Response pursuant to any Environmental Law with respect to any Real Property or any other location, except as, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect;

(ii) no Lien has been recorded or, to the knowledge of any Loan Party, threatened in writing under any Environmental Law with respect to any Real Property or other assets of Holdings and the Restricted Subsidiaries;

(iii) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not require any notification, registration, filing, reporting, disclosure, investigation, remediation or cleanup pursuant to any Governmental Real Property Disclosure Requirements or any other applicable Environmental Law; and

(iv) Holdings and the Restricted Subsidiaries have made available to the Lenders all material records and files in the possession, custody or control of, or otherwise reasonably available to, Holdings and the Restricted Subsidiaries concerning compliance with or liability under Environmental Law, including those concerning the actual or suspected existence of Hazardous Material at Real Property or facilities currently or formerly owned, operated, leased or used by Holdings or any Restricted Subsidiary.

SECTION 3.19. Security Documents. (a) Security Agreements. The U.K. Security Agreements, the U.S. Security Agreement, the U.S. Intellectual Property Security Agreement and the U.S. Pledge Agreement are effective to create in favor of the Security Agent, for the benefit of the Secured Parties, legal, valid and enforceable Liens on, and security interests in, the Collateral of the Loan Parties party thereto (except as such enforceability may be limited by (i)(A) the limitation of enforcement by laws relating to applicable bankruptcy, insolvency, reorganization, moratorium, court schemes or similar laws affecting creditors’ rights generally, (B) the principle of reasonableness and fairness and (iii) general principles of equity and the principle that equitable remedies are remedies that may be granted or refused at the discretion of a court (regardless of whether enforcement is sought in a proceeding in equity or at law); (ii) the time barring of claims under applicable limitation laws, the possibility that an undertaking to assume liability for or to indemnify a person against non-payment of stamp duty may be void, defenses of setoff or counterclaim; and (c) any other general principles set out as qualifications as to matters of law in the legal opinions delivered to the Administrative Agent in connection with the Loan Documents) and (x) subject to the filing in appropriate form in the appropriate offices as may be required under applicable law and the making or the procuring of all appropriate financing statements and other filings, registrations, endorsements, notarizations, stampings and notifications of the Security Documents or the Liens created thereunder in order perfect the security created by the Security Documents and (y) upon the taking of possession or control by the Security Agent of the Collateral of the Loan Parties party thereto with respect to which a security interest may be perfected only by possession or control (which possession or control shall be given to the Security Agent to the extent possession or control by the Security Agent is required by the U.K. Security Agreements, the U.S. Security Agreement or the U.S. Pledge Agreement, as the case may be), the Liens created by the U.K. Security Agreements, the U.S. Security Agreement, the U.S. Intellectual Property Security Agreement and the U.S. Pledge Agreement shall constitute fully perfected Liens on, and security interests in, all right, title and interest of the Loan Parties party thereto in the Collateral of such Loan Parties (other than, in the case of the Collateral under the U.S. Security Agreement, the U.S. Intellectual Property Security Agreement and the U.S. Pledge Agreement, such

Collateral in which a security interest cannot be perfected under the UCC as in effect at the relevant time in the relevant jurisdiction), in each case subject to no Liens other than Permitted Liens.

(b) PTO Filing; Copyright Office Filing. When the U.S. Intellectual Property Security Agreement or a short form thereof is filed in the United States Patent and Trademark Office and the United States Copyright Office and the applicable financing statements referred to in paragraph (a) of this Section are filed, the Liens created by the U.S. Intellectual Property Security Agreement (or such short form thereof) shall constitute fully perfected Liens on, and security interests in, all right, title and interest of the grantors thereunder in the Intellectual Property Rights in which a security interest may be perfected by filing in the United States, in each case subject to no Liens other than Permitted Liens (it being understood that subsequent recordings in the United States Patent and Trademark Office or the United States Copyright Office may be necessary to perfect a security interest in Intellectual Property Rights acquired by the Loan Parties after the Closing Date).

(c) Valid Liens. Each Security Document delivered pursuant to, or referenced in, Sections 5.11, 5.12 and 5.18 will, upon execution and delivery thereof, be effective to create in favor of the Security Agent, for the benefit of the Secured Parties, legal, valid and enforceable Liens on, and security interests in, all of the Loan Parties’ right, title and interest in and to the Collateral thereunder (except as such enforceability may be limited by (i)(A) the limitation of enforcement by laws relating to applicable bankruptcy, insolvency, reorganization, moratorium, court schemes or similar laws affecting creditors’ rights generally, (B) the principle of reasonableness and fairness and (iii) general principles of equity and the principle that equitable remedies are remedies that may be granted or refused at the discretion of a court (regardless of whether enforcement is sought in a proceeding in equity or at law); (ii) the time barring of claims under applicable limitation laws, the possibility that an undertaking to assume liability for or to indemnify a person against non-payment of stamp duty may be void, defenses of setoff or counterclaim; and (c) any other general principles set out as qualifications as to matters of law in the legal opinions delivered to the Administrative Agent in connection with the Loan Documents), and (x) subject to the filing in appropriate form in the appropriate offices as may be required under applicable law and the making or the procuring of all appropriate financing statements and other filings, registrations, endorsements, notarizations, stampings and notifications of the Security Documents or the Liens created thereunder in order perfect the security created by the Security Documents and (y) upon the taking of possession or control by the Security Agent of such Collateral with respect to which a security interest may be perfected only by possession or control (which possession or control shall be given to the Security Agent to the extent required by any Security Document), such Security Document will constitute fully perfected Liens on, and security interests in, all right, title and interest of the Loan Parties in such Collateral, in each case subject to no Liens other than the applicable Permitted Liens.

SECTION 3.20. Insurance. As of the Closing Date, all premiums in respect of insurance maintained by Holdings and its Restricted Subsidiaries have been paid. The Loan Parties believe that the insurance maintained by or on behalf of Holdings and its Restricted Subsidiaries is in such amounts (with no greater risk retention) and against such risks as is (a) customarily maintained by companies of established repute engaged in the same or similar businesses operating in the same or similar locations and (b) adequate.

SECTION 3.21. Anti-Terrorism Law. (a) No Loan Party and, to the knowledge of the Loan Parties, none of its Affiliates is in violation of any Requirement of Law relating to terrorism or money laundering (“Anti-Terrorism Laws”), including Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the “Executive Order”), and the Patriot Act.

(b) No Loan Party and, to the knowledge of the Responsible Officers of each Loan Party, no Affiliate or broker or other agent of such Loan Party acting or benefiting in any capacity in connection with the Loans and the Letters of Credit is any of the following:

(i) a person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order;

(ii) a person owned or controlled by, or acting for or on behalf of, any person that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order;

(iii) a person with which any Lender or any Issuing Bank is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law;

(iv) a person that commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order; or

(v) a person that is named as a “specially designated national and blocked person” on the most current list published by the U.S. Treasury Department Office of Foreign Assets Control (“OFAC”) at its official website or any replacement website or other replacement official publication of such list.

(c) No Loan Party (i) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any person described in paragraph (b) above, (ii) deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order, or (iii) engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law.

SECTION 3.22. Centre of Main Interests and Establishments. As of the Closing Date, for the purposes of The Council of European Union Regulation No. 1346/2000 in Insolvency Proceedings (the “EU Regulation”), each Loan Party’s “centre of main interest” (as such term is used in Article 3(l) of the EU Regulation) and “establishment” (as such term is used in Article 2(h) of the EU Regulation) is situated in its jurisdiction of organization, except that the “centre of main interest” (as such term is used in Article 3(l) of the EU Regulation) and “establishment” (as such term is used in Article 2(h) of the EU Regulation) of NDS Holdings B.V. is stituated in England and Wales (notwithstanding that NDS Holdings B.V. has its jurisdiction of organization in the Netherlands as of the Closing Date).

ARTICLE IV

CONDITIONS TO CREDIT EXTENSIONS

SECTION 4.01. Conditions to Initial Credit Extension. The obligation of each Lender to make Loans and of each Issuing Bank to issue Letters of Credit hereunder shall not become effective until the satisfaction of each of the conditions precedent set forth in this Section 4.01.

(a) Loan Documents. All legal matters incident to this Agreement, the Credit Extensions hereunder and the other Loan Documents shall be satisfactory to the Lenders, the Issuing Banks and the Agents and there shall have been delivered to the Administrative Agent an executed counterpart of each of the Loan Documents; provided that if, after the use of commercially reasonable efforts, the Loan Parties are not able to deliver to the Administrative Agent any of the Netherlands Security Agreement, the French Security Agreements, the Israeli Security Agreements or the Swedish Security Agreement, then the delivery of such Security Document shall not be a condition precedent to the initial Credit Extensions hereunder, but shall instead be required to be delivered in accordance with Section 5.18.

(b) Corporate Documents. The Administrative Agent shall have received:

(i) a certificate of the secretary or assistant secretary (or any officer, director or authorized signatory of the applicable Loan Party reasonably acceptable to the Administrative Agent) of each Loan Party dated the Closing Date (or such later date as permitted by Section 5.18), certifying (A) that attached thereto is a true and complete copy of each Organizational Document of such Loan Party certified (to the extent applicable) as of a recent date by the Secretary of State of the state of its organization (or other applicable Governmental Authority), (B) that attached thereto is a true and complete copy of resolutions duly adopted by the Board of Directors of such Loan Party (and any other resolutions reasonably requested by the Administrative Agent that are customary in the jurisdiction of organization of the applicable Loan Party, including managing board resolutions, shareholder resolutions, works council advice and supervisory board resolutions) authorizing the execution, delivery and performance of the Loan Documents to which such person is a party and, in the case of the Borrowers, the Credit Extensions hereunder, and that such resolutions have not been modified, rescinded or amended and are in full force and effect and (C) as to the incumbency and specimen signature of each officer executing any Loan Document or any other document delivered in connection herewith on behalf of such Loan Party (together with a certificate of another officer as to the incumbency and specimen signature of the secretary or assistant secretary (or other applicable officer, director or authorized signatory) executing the certificate in this clause (i));

(ii) to the extent applicable in the relevant jurisdiction of organization, a certificate as to the good standing of each Loan Party (in so-called “long-form” if available) as of a recent date, from such Secretary of State (or other applicable Governmental Authority);

(iii) in respect of a Dutch Guarantor, if required, a copy of a resolution of its general meeting of shareholders or board of supervisory directors (if any) approving its execution and the terms of, and the transactions contemplated by, the Loan Documents (and, if applicable, appointing one or more authorized persons to represent such Dutch Guarantor in case of a conflict of interest) and of a concurring unconditional advice of any works council or union (if any) which has advisory rights in respect of the transactions contemplated by the Loan Documents; and

(iv) such other documents as the Lenders or the Administrative Agent may reasonably request.

In the case of a Dutch Guarantor, the Organizational Documents shall include the deed of incorporation, the articles of association and a recent extract from the Dutch trade register (Handelsregister). In the case of a French Guarantor, the Organizational Documents shall include a copy of the extrait K-bis (registration certificate), certificat négatif en matière de procedure colective (non-insolvency certificate) and état des inscriptions (lien searches), not more than 15 days old, and its articles of association (statuts).

(c) Officers’ Certificate. The Administrative Agent shall have received a certificate, dated the Closing Date and signed by a Responsible Officer of Holdings, confirming compliance with the conditions precedent set forth in this Sections 4.01 and 4.02.

(d) Financial Statements; Pro Forma Balance Sheet; Projections. The Arrangers shall have received the form and substance of the financial statements described in Section 3.04 and with the forecasts of the financial performance of Holdings and its Subsidiaries.

(e) Indebtedness. Substantially concurrently with the initial funding of the Loans hereunder, all commitments under the Existing Debt Instruments shall have been terminated, and all loans, interest and other amounts accrued or owing thereunder shall have been repaid in full and all guarantees and liens granted in respect thereof shall have been released and the terms and conditions of any such release shall be satisfactory to the Administrative Agent. The Administrative Agent shall have received a payoff and release letters (or deeds of release, as applicable) with respect to the Existing Credit Agreement, the Existing Mezzanine Agreement and the Existing Vendor Loan Notes in form and substance reasonably satisfactory to the Administrative Agent.

(f) Opinions of Counsel. The Administrative Agent shall have received, on behalf of itself, the other Agents, the Arrangers, the Bookrunners, the Issuing Banks and the Lenders, a favorable written opinion of (i) Skadden, Arps, Slate, Meagher & Flom LLP, special counsel for the Loan Parties, and (ii) each local and foreign counsel listed on Schedule 4.01(f), in each case (A) dated the Closing Date (or such later date as permitted by Section 5.18), (B) addressed to the Agents, the Arrangers, the Bookrunners, the Issuing Banks and the Lenders and (C) in a form reasonably satisfactory to the Administrative Agent.

(g) Solvency Certificate. The Administrative Agent shall have received a solvency certificate in the form of Exhibit K, dated the Closing Date and signed by the chief financial officer of Holdings.

(h) Litigation. There shall not be any investigation or review pending (or to the knowledge of Holdings, threatened) by any Governmental Authority with respect to Holdings or any of its Subsidiaries, that would reasonably be expected to have a Material Adverse Effect and there are no actions, suits, inquiries, investigations or proceedings pending (or to the knowledge of any Loan Party, threatened) against or affecting Holdings or any of its Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any governmental entity, in each case that would reasonably be expected to have a Material Adverse Effect.

(i) No Material Adverse Effect. There shall not have occurred any event, development or circumstance that has had or could reasonably be expected to have a Material Adverse Effect.

(j) Fees. The Arrangers, the Bookrunners, the Lenders and the Administrative Agent shall have received all fees and other amounts due and payable on or prior to the Closing Date, including, to the extent invoiced, reimbursement or payment of all out-of-pocket expenses (including the legal fees and expenses of Cravath, Swaine & Moore LLP, special counsel to the Agents, and the fees and expenses of any local counsel or foreign counsel) required to be reimbursed or paid by the Borrowers hereunder or under any other Loan Document.

(k) Personal Property Requirements. The Security Agent shall have received (substantially concurrently with the initial Credit Extension hereunder, but, in each case, subject to Section 5.18):

(i) all certificates, agreements, acknowledgements or instruments representing, acknowledging or evidencing the Securities Collateral accompanied by instruments of transfer and stock powers undated and endorsed in blank (in each case, to the extent required by the applicable Security Document);

(ii) the Intercompany Agreement executed by and among Holdings and each of its Subsidiaries, accompanied by instruments of transfer undated and endorsed in blank;

(iii) all other certificates, agreements or instruments necessary to perfect the Security Agent’s security interest in all Chattel Paper, all Instruments, all Deposit Accounts and all Investment Property of each Loan Party (as each such term is defined in the U.S. Security Agreement and to the extent required by the U.S. Security Agreement); provided that the delivery of Control Account Agreements shall not constitute a condition precedent to the making of any Credit Extension;

(iv) UCC financing statements in appropriate form for filing under the UCC, filings with the United States Patent and Trademark Office and United States Copyright Office and such other documents under applicable Requirements of Law in each jurisdiction as may be necessary or, in the opinion of the Security Agent, desirable to perfect the Liens created, or purported to be created, by the Security Documents and which are customarily delivered to the Security Agent as a condition to drawdown in the applicable jurisdiction;

(v) certified copies of UCC, United States Patent and Trademark Office and United States Copyright Office and tax searches or equivalent reports or searches that are customary in the jurisdiction of organization of the applicable Loan Party, each as of a recent date listing all effective financing statements, lien notices or comparable documents that name any Loan Party as debtor and that are filed in those state and county jurisdictions in which any Loan Party is organized or maintains its principal place of business and such other searches that the Security Agent deems necessary or appropriate, none of which encumber the Collateral covered or intended to be covered by the Security Documents (other than Permitted Liens or any other Liens acceptable to the Security Agent); and

(vi) evidence acceptable to the Security Agent of payment or arrangements for payment by the Loan Parties of all applicable recording Taxes, fees, charges, costs and expenses required for the recording of the Security Documents (where such evidence is customarily delivered to the Security Agent as a condition to drawdown in the applicable jurisdiction).

(l) Consents and Approvals. All consents and approvals required to be obtained from any Governmental Authority or other person in connection with the Transactions shall have been obtained, and all applicable waiting periods and appeal periods (including any extensions thereof) shall have expired and there shall be no governmental or judicial action, actual or threatened, that could reasonably be expected to restrain, prevent or impose burdensome conditions on the Transactions.

(m) Insurance. The Administrative Agent shall have received a copy of, or a certificate as to coverage under, the insurance policies required by Section 5.04 and the applicable provisions of the Security Documents, each of which shall be endorsed or otherwise amended in form and substance satisfactory to the Administrative Agent to comply with the terms of Section 5.04 and shall name the Security Agent, on behalf of the Secured Parties, as additional insured, in form and substance satisfactory to the Administrative Agent; provided that if, after the use of commercially reasonable efforts, the Loan Parties are not able to deliver to the Administrative Agent the insurance policies (as so endorsed or amended), then the delivery of such insurance policies shall not be a condition precedent to the initial Credit Extensions hereunder, but shall instead be required to be delivered in accordance with Section 5.18.

(n) “Know Your Customer” Information. The Lenders shall have received, sufficiently in advance of the Closing Date, all documentation and other information that may be required by the Lenders in order to enable compliance with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”) including the information described in Section 10.13.

(o) Ratings. The credit facilities made available under this Agreement shall have been rated prior to the Closing Date by S&P and Moody’s.

(p) Tax Structuring Memo. The Administrative Agent shall have received a final version of the NDS Refinancing Tax Memorandum on Structure, as prepared by PricewaterhouseCoopers LLP, together with a reliance letter from PricewaterhouseCoopers LLP in respect thereof in form and substance reasonably satisfactory to the Administrative Agent.

SECTION 4.02. Conditions to Each Credit Event. The obligations of each Lender and Issuing Bank to make any Credit Extension on or after the Closing Date is subject to receipt of the request therefor in accordance herewith and to the satisfaction of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties made by any Loan Party set forth in Article III hereof or in any other Loan Document shall be true and correct in all material respects (except that any representation and warranty that is qualified as to “materiality” or “Material Adverse Effect” shall be true and correct in all respects) on and as of the date of such Credit Extension with the same effect as though made on and as of such date, except with respect to any representation and warranty that expressly relates to an earlier date, in which case such representation and warranty shall be true and correct in all material respects (or in all respects, as the case may be) as of such earlier date.

(b) No Default. At the time of and immediately after giving effect to such Credit Extension, no Default shall have occurred and be continuing.

The delivery of a Borrowing Request or a request for the issuance, amendment, renewal or extension of a Letter of Credit and the acceptance by the Borrowers of the proceeds of the applicable Loans and the issuance, amendment, renewal or extension of such Letter of Credit shall constitute a representation and warranty by each Borrower and each other Loan Party that on the date of such Credit Extension (both immediately before and after giving effect thereto and the application of the proceeds thereof) the conditions contained in this Section 4.02 have been satisfied. Each Borrower shall provide such information as the Administrative Agent may reasonably request to confirm that the conditions in this Section 4.02 have been satisfied.

ARTICLE V

AFFIRMATIVE COVENANTS

Each Loan Party warrants, covenants and agrees with each Lender that so long as this Agreement shall remain in effect and until the Commitments have been terminated and the principal of and interest on each Loan, all fees and all other expenses or amounts payable under any Loan Document shall have been paid in full (other than contingent indemnification obligations) and all Letters of Credit shall have expired or been terminated (or shall have been cash collateralized in a manner satisfactory to the applicable Issuing Banks, with the obligation of the Revolving Lenders to purchase participations therein being terminated) and all LC Disbursements shall have been reimbursed, unless the Required Lenders shall otherwise consent in writing, each Loan Party will, and will cause each of its Restricted Subsidiaries to:

SECTION 5.01. Financial Statements, Reports, etc. Furnish to the Administrative Agent:

(a) Annual Reports. As soon as available and in any event within 100 days (or, for each fiscal year of Holdings ending after an IPO, 90 days) after the end of each fiscal year of Holdings, (i) the consolidated balance sheet of Holdings as of the end of such fiscal year and related consolidated statements of income, cash flows and stockholders’ equity for such fiscal year, in comparative form with such financial statements as of the end of, and for, the preceding fiscal year, and notes thereto, all accompanied by an opinion of Ernst & Young LLP or other independent public accountants of recognized national or international standing (which opinion shall not be qualified as to scope or contain any going concern or other qualification), stating that such financial statements fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Holdings and its Subsidiaries as of the dates and for the periods specified in accordance with IFRS, (ii) a management report in a form reasonably satisfactory to the Administrative Agent setting forth a statement of income items and Consolidated EBITDA of Holdings and its Subsidiaries for such fiscal year, showing variance, by amount and percentage, from amounts for the previous fiscal year and budgeted amounts and (iii) a narrative report and management’s discussion and analysis, in a form reasonably satisfactory to the Administrative Agent, of the financial condition and results of operations of Holdings for such fiscal year, as compared to amounts for the previous fiscal year and budgeted amounts (it being understood that, after an IPO, the information required by clauses (i) and (iii) (other than with respect to comparisons to budgeted amounts) may be furnished in the form of a Form 10-K or the equivalent thereof);

(b) Quarterly Reports. As soon as available and in any event within 45 days after the end of each of the first three fiscal quarters of each fiscal year of Holdings, (i) the consolidated balance sheet of Holdings as of the end of such fiscal quarter and related consolidated statements of income and cash flows for such fiscal quarter and for the then elapsed portion of the fiscal year, in comparative form with the consolidated statements of income and cash flows for the comparable periods in the previous fiscal year, and notes thereto, all accompanied by a certificate of a Financial Officer of Holdings stating that such financial statements fairly present, in all material respects, the consolidated financial condition, results of operations and cash flows of Holdings and its Subsidiaries as of the date and for the periods specified in accordance with IFRS consistently applied, and on a basis consistent with audited financial statements referred to in clause (a) of this Section 5.01, subject to normal year-end audit adjustments, (ii) a management report in a form reasonably satisfactory to the Administrative Agent setting forth a statement of income items and Consolidated EBITDA of Holdings and its Subsidiaries for such fiscal quarter and for the then elapsed portion of the fiscal year, showing variance, by amount and percentage, from amounts for the comparable periods in the previous fiscal year and budgeted amounts and (iii) a narrative report and management’s discussion and analysis, in a form reasonably satisfactory to the Administrative Agent, of the financial condition and results of operations for such fiscal quarter and the then elapsed portion of the fiscal year, as compared to the comparable periods in the previous fiscal year and budgeted amounts (it being understood that, after an IPO, the information required by clauses (i) and (iii) (other than with respect to comparisons to budgeted amounts) may be furnished in the form of a Form 10-Q or the equivalent thereof);

(c) Financial Officer’s Certificate. (i) Concurrently with any delivery of financial statements under Section 5.01(a) or 5.01(b), a Compliance Certificate (A) certifying that no Default has occurred since the date of the most recently delivered Compliance Certificate or, if such a Default has occurred, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto, (B) setting forth computations in reasonable detail satisfactory to the Administrative Agent demonstrating compliance with the covenants contained in Section 6.09 and, concurrently with any delivery of financial statements under

Section 5.01(a) above (beginning with the fiscal year ending June 30, 2012), setting forth Holdings’s calculation of Excess Cash Flow and (C) showing a reconciliation of Consolidated EBITDA to the net income set forth on the statement of income; and (ii) concurrently with any delivery of financial statements under Section 5.01(a) above, a report of the accounting firm referenced in Section 5.01(a) confirming the proper extraction of the numbers used in the financial covenant calculations in such manner (if any) and on such conditions that the accounting firm specifies;

(d) Financial Officer’s Certificate Regarding Collateral. Concurrently with any delivery of financial statements under Section 5.01(a), a certificate of a Financial Officer of Holdings (i) setting forth the information required to supplement each schedule to each Security Document (to the extent that such schedule is required to be supplemented under the terms of such Security Document) or confirming that there has been no change in such information since the date of such Security Document or the date of the most recent certificate delivered pursuant to this Section 5.01(d), (ii) specifying any change in the identity of the Restricted Subsidiaries, the Unrestricted Subsidiaries and the Immaterial Subsidiaries as at the end of such fiscal year from the Restricted Subsidiaries, Unrestricted Subsidiaries and Immaterial Subsidiaries, respectively, on the Closing Date or the date of the most recent certificate delivered pursuant to this Section 5.01(d), as the case may be, and (iii) containing supplemental schedules of Patents, Trademarks and Copyrights (each as defined in the U.S. Intellectual Property Security Agreement) acquired or established by the Loan Parties during such fiscal year, to the extent required under the U.S. Intellectual Property Security Agreement;

(e) Public Reports. Promptly after the same become publicly available, copies of all periodic and other reports, proxy statements and other materials filed by Holdings or any Restricted Subsidiary with the SEC (or any similar regulatory authority in a jurisdiction other than the United States), or with any national or international securities exchange, or distributed to holders of Permitted Senior Notes or Permitted Subordinated Notes, in each case pursuant to the terms of the documentation governing such notes (or, in each case, any trustee, agent or other representative therefor), as the case may be;

(f) Management Letters. Promptly after the receipt thereof by Holdings or any Restricted Subsidiary, a copy of any “management letter” received by any such person from its certified public accountants and the management’s responses thereto;

(g) Budgets. Prior to the consummation of an IPO, within 30 days after the beginning of each fiscal year of Holdings ending after the Closing Date, a budget for Holdings and its Subsidiaries in form reasonably satisfactory to the Administrative Agent, but to include (x) statements of income and (y) balance sheets and sources and uses of cash to the extent any line items included therein are necessary for the determination of compliance with either of the covenants set forth in Section 6.09, in each case, for (i) each quarter of such fiscal year prepared in detail and (ii) each fiscal year thereafter, through and including the fiscal year in which the Final Maturity Date occurs, prepared in summary form, in each case, with appropriate presentation and discussion of the principal assumptions upon which such budgets are based, accompanied by the statement of a Financial Officer of Holdings to the effect that the budget of Holdings is a reasonable estimate for the periods covered thereby and, as promptly as practicable when available, any significant revisions of such budget; and

(h) Other Information. Promptly, from time to time, such other information regarding the operations, business affairs and financial condition of Holdings or any Restricted Subsidiary, or compliance with the terms of any Loan Document, as the Administrative Agent or any Lender may reasonably request.

Notwithstanding anything contained herein, documents required to be delivered pursuant to Section 5.01(a), (b) or (e) (to the extent any such documents are included in materials otherwise filed with the SEC or any similar regulatory authority in a jurisdiction other than the United States) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date on which such documents are posted on Holding’s behalf on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website, a regulatory agency’s website or whether sponsored by the Administrative Agent); provided that: (i) Holdings shall deliver paper copies of such documents to the Administrative Agent for further distribution to the Lenders that request Holdings to deliver such paper copies until a written request to cease delivering paper copies is given by the Administrative Agent or such Lender and (ii) Holdings shall notify the Administrative Agent and each Lender (by facsimile or other form of electronic communication) of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. Notwithstanding anything contained herein, in every instance Holdings shall be required to provide copies of the Compliance Certificates required by Section 5.01(c) to the Administrative Agent. Except for such Compliance Certificates, the Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by Holdings with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

SECTION 5.02. Litigation and Other Notices. Furnish to the Administrative Agent written notice of the following promptly (and, in any event, within three Business Days of a Responsible Officer of any Loan Party obtaining knowledge thereof):

(a) any Default, specifying the nature and extent thereof and the corrective action (if any) taken or proposed to be taken with respect thereto;

(b) the filing or commencement of, or any threat in writing of any person to file or commence, any action, suit, litigation or proceeding, whether at law or in equity by or before any Governmental Authority, (i) against Holdings, any Restricted Subsidiary or any Affiliate thereof that could reasonably be expected to result in a Material Adverse Effect or (ii) with respect to any Loan Document;

(c) any development that has resulted in, or could reasonably be expected to result in, a Material Adverse Effect;

(d) the occurrence of a Casualty Event (singly or together with all other Casualty Events) resulting or expected to result in Net Cash Proceeds in excess of $10,000,000; and

(e) the incurrence of any material Lien (other than Permitted Liens) on, or claim asserted against, any of the Collateral.

SECTION 5.03. Existence; Businesses and Properties; Intellectual Property. (a) Do or cause to be done all things necessary to preserve, renew and maintain in full force and effect its legal existence, except as otherwise expressly permitted under Section 6.05 or Section 6.06 or, in the case of any Restricted Subsidiary (other than any Borrower), where the failure to perform such obligations, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

(b) Do or cause to be done all things necessary to obtain, preserve, renew, extend and keep in full force and effect the rights, licenses, permits, privileges, franchises, authorizations and Intellectual Property Rights necessary to conduct its business as it is then conducted, except where the failure to do so or cause to be done could not reasonably be expected to result in a Material Adverse Effect; comply with all applicable Requirements of Law (including any and all zoning, building, Environmental Law, ordinance, code or approval or any building permits or any restrictions of record or agreements affecting the Real Property) and decrees and orders of any Governmental Authority, whether now in effect or hereafter enacted, except where the failure to comply, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect; and at all times maintain, preserve and protect all property material to the conduct of such business and keep all material tangible property in good repair, working order and condition (other than wear and tear occurring in the ordinary course of business) and from time to time make, or cause to be made, all needful and proper repairs, renewals, additions, improvements and replacements thereto necessary in order that the business carried on in connection therewith may be properly conducted at all times; provided that nothing in this Section 5.03(b) shall prevent (i) sales of property, consolidations or mergers by or involving Holdings or any Restricted Subsidiary in accordance with Section 6.05 or Section 6.06; (ii) the withdrawal by Holdings or any Restricted Subsidiary of its qualification as a foreign corporation in any jurisdiction where such withdrawal, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect; or (iii) the abandonment by Holdings or any Restricted Subsidiary of any rights, franchises, licenses, trademarks, trade names, copyrights or patents that such person reasonably determines are not material to its business or no longer commercially desirable.

(c) (i) Preserve and maintain the subsistence and validity of the Intellectual Property Rights material to the business of Holdings and its Subsidiaries, taken as a whole, (ii) use commercially reasonable efforts to prevent any infringement in any material respect of such Intellectual Property Rights, (iii) make registrations and pay all registration fees and taxes necessary to maintain such Intellectual Property Rights in full force and effect and record its interest in such Intellectual Property Rights, (iv) not use or permit such Intellectual Property Rights to be used in a way or take any step or omit to take any step in respect of such Intellectual Property Rights that may materially and adversely affect the existence or value of such Intellectual Property Rights or imperil the right of Holdings or any Subsidiary to use such Intellectual Property Rights in the business of Holdings and its Subsidiaries as then currently conducted (except for Permitted Liens) and (v) not discontinue the use of such Intellectual Property Rights, in each case except as expressly permitted under Section 5.03(b) or Section 6.06(a).

SECTION 5.04. Insurance. (a) Generally. Keep its insurable property adequately insured at all times by financially sound and reputable insurers; maintain such other insurance, to such extent and against such risks as is customary with companies in the same or similar businesses operating in the same or similar locations, including insurance with respect to properties material to the business of Holdings and its Restricted Subsidiaries against such casualties and contingencies and of such types and in such amounts with such deductibles as is customary in the case of similar businesses operating in the same or similar locations, including (i) commercial general liability against claims for bodily injury, death or property damage covering any and all insurable claims, (ii) business interruption insurance and (iii) worker’s compensation insurance and such other insurance as may be required by any Requirement of Law.

(b) Requirements of Insurance. Subject to Section 5.18, all such insurance shall (i) provide that no cancellation, material reduction in amount or material change in coverage thereof shall be effective until Holdings has received prior written notice thereof (with at least 7 days prior written notice with respect to cancellation due to nonpayment of premiums) (ii) name the Security Agent as mortgagee (in the case of property insurance) or additional insured on behalf of the Secured Parties (in the case of liability insurance) or loss payee (in the case of property insurance), as applicable, (iii) if reasonably requested by the Security Agent, include a breach of warranty clause and (iv) be reasonably satisfactory in all other respects to the Security Agent. Holdings shall promptly notify the Security Agent in writing upon receiving any written notice pursuant to clause (i) above.

SECTION 5.05. Obligations and Taxes. (a) Payment of Obligations. Pay its obligations (other than Indebtedness) promptly and in accordance with their terms, except to the extent that the failure to pay could not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect, and pay and discharge promptly when due all Taxes imposed upon it or upon its income or profits or in respect of its property, before the same shall become delinquent or in default, as well as all lawful claims for labor, services, materials and supplies or otherwise that, if unpaid, would by law become a Lien other than a Permitted Lien upon such properties or any part thereof; provided that such payment and discharge shall not be required with respect to any such Tax or claim so long as (x)(i) the validity or amount thereof shall be contested in good faith by appropriate proceedings timely instituted and diligently conducted and Holdings or the applicable Restricted Subsidiary, as the case may be, shall have set aside on its books adequate reserves or other appropriate provisions with respect thereto in accordance with IFRS and (ii) in the case of a material Tax or claim such contest operates to suspend collection of the contested obligation, Tax, assessment or charge and enforcement of a Lien other than a Permitted Lien and (y) the failure to pay could not reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect.

(b) Filing of Returns. Timely and correctly file all material Tax Returns (taking into account valid extensions) required to be filed by it and withhold, collect and remit all Taxes that it is required to collect, withhold or remit.

(c) Tax Shelter Reporting. Holdings does not intend to treat the Loans as being a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4. In the event Holdings determines to take any action inconsistent with such intention, it will promptly notify the Administrative Agent thereof.

SECTION 5.06. Employee Benefits. (a) Comply in all material respects with the applicable provisions of ERISA and the Code as such provisions apply to any Plan or any employee benefit plan, (b) furnish to the Administrative Agent (x) as soon as possible after, and in any event within 5 days after any Responsible Officer of Holdings, any Restricted Subsidiary or any of their respective ERISA Affiliates knows or has reason to know that, any ERISA Event has occurred or, is reasonably expected to occur, that, alone or together with any other ERISA Event could reasonably be expected to result in liability of Holdings, any Restricted Subsidiary or any of their respective ERISA Affiliates in an aggregate amount that could reasonably be expected to have a Material Adverse Effect or the imposition of a Lien, a statement of a Financial Officer of Holdings setting forth details as to such ERISA Event and the action, if any, that Holdings and its Restricted Subsidiaries propose to take with respect thereto; (y) upon request by the Administrative Agent, copies of (i) each Schedule B (Actuarial Information) to the annual report (Form 5500 Series) filed by Holdings, any Restricted Subsidiary or any of their respective ERISA Affiliates with the Internal Revenue Service with respect to each Plan; (ii) the most recent actuarial valuation report for each Plan; (iii) all notices received by Holdings, any Restricted Subsidiary or any of their respective ERISA Affiliates from a Multiemployer Plan sponsor or any governmental agency concerning an ERISA Event; and (iv) such other documents or governmental reports or filings relating to any Plan (or employee benefit plan (as such term is defined in Section 3(3) of ERISA) sponsored or contributed to by Holdings or any Restricted Subsidiary) as the Administrative Agent shall reasonably request; and (z) promptly following any request therefor, copies of (i) any documents described in Section 101(k) of ERISA that Holdings, any Restricted Subsidiary or any of their respective ERISA Affiliates may request with respect to any Multiemployer Plan and (ii) any notices described in Section 101(1) of ERISA that Holdings, any Restricted Subsidiary or any of their respective ERISA Affiliates may request with respect to any Multiemployer Plan; provided that if Holdings, any Restricted Subsidiary or any of their respective ERISA Affiliates has not requested such documents or notices from the administrator or sponsor of the applicable Multiemployer Plan, then Holdings, the applicable Restricted Subsidiary or the applicable ERISA Affiliate, as the case may be, shall promptly make a request for such documents or notices from such administrator or sponsor and shall provide copies of such documents and notices promptly after receipt thereof, and (c) ensure that all pension schemes operated by or maintained for the benefit of Holdings and its Restricted Subsidiaries and/or any of their respective employees are funded to the extent required by applicable local law and regulations.

SECTION 5.07. Maintaining Records; Access to Properties and Inspections; Annual Meetings. (a) Keep proper books of record and account in which full, true and correct entries in conformity with IFRS and all Requirements of Law are made of all material dealings and transactions in relation to its business and activities. Holdings will permit any representatives designated by the Administrative Agent or any Lender (in coordination with the Administrative Agent) to visit and inspect the financial records and the property of Holdings and its Restricted Subsidiaries at reasonable times and as often as reasonably requested upon reasonable notice and to make extracts from and copies of such financial records, and permit any representatives designated by the Administrative Agent or any Lender to discuss the affairs, finances, accounts and condition of Holdings or any Restricted Subsidiary with the officers and employees thereof and advisors therefor (including independent accountants, so long as Holdings and the Borrowers are afforded the opportunity to participate in such discussions); provided that, so long as no Default has occurred and is continuing, only one such visit and inspection during each fiscal year of Holdings shall be at the Borrowers’ expense.

(b) Within 105 days after the end of each fiscal year of Holdings, at the request of the Administrative Agent or the Required Lenders, hold a meeting or conference call (at a mutually agreeable time and, to the extent applicable, location and venue, the costs of such venue or call to be paid by the Borrowers) with all Lenders who choose to attend such meeting, at which meeting shall be reviewed the financial results of the previous fiscal year and the financial condition of Holdings and its Subsidiaries and the budgets presented for the current fiscal year of Holdings.

SECTION 5.08. Use of Proceeds. The proceeds of the Tranche A Loans and the Tranche B Loans made on the Closing Date will be used (a) first, to pay the Transaction Costs, (b) second, to prepay in full of all obligations under the Existing Debt Instruments and (c) third, for general corporate purposes. The proceeds of the Revolving

Loans will be used only for working capital and other general corporate purposes (including Permitted Acquisitions and permitted distributions hereunder). Letters of Credit will be used only for general corporate purposes. The proceeds of Incremental Loans will be used only for general corporate purposes (including Permitted Acquisitions and permitted distributions hereunder).

SECTION 5.09. Compliance with Environmental Laws; Environmental Reports. (a) Except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect, comply in all respects with all Environmental Laws and Environmental Permits applicable to its operations and Real Property; obtain and renew all material Environmental Permits applicable to its operations and Real Property; and conduct all Responses required by, and in accordance with, Environmental Laws; provided that neither Holdings nor any Restricted Subsidiary shall be required to undertake any Response to the extent that its obligation to do so is being contested in good faith and by proper proceedings and appropriate reserves are being maintained with respect to such circumstances in accordance with IFRS.

(b) If a Default caused by reason of a breach of Section 3.18(a), Section 3.18(b)(i) or Section 5.09(a) shall have occurred and be continuing for more than 20 days without Holdings or any Restricted Subsidiary commencing activities reasonably likely to cure such Default in accordance with Environmental Laws, at the written request of the Administrative Agent or the Required Lenders through the Administrative Agent, provide to the Lenders within 45 days after such request (or such longer period as the Administrative Agent agrees may be reasonably required to conduct any on site-investigation or sampling), at the expense of the Borrowers, an environmental assessment report regarding the matters which are the subject of such breach, including, where appropriate, soil and/or groundwater sampling, prepared by an environmental consulting firm and, in the form and substance, reasonably acceptable to the Administrative Agent and indicating the presence or absence of Hazardous Materials and the estimated cost of any compliance or Response to address them.

SECTION 5.10. Interest Rate Protection. If, on the one-year anniversary of the Closing Date, less than 30% of the aggregate principal amount of Consolidated Indebtedness is subject to a fixed or maximum interest rate, not later than the 30th day after such one-year anniversary of the Closing Date, Holdings shall have entered into (or cause one or more Restricted Subsidiaries to have entered into), and for a minimum of three years thereafter maintain, Hedging Agreements that result in at least 30% of the aggregate principal amount of Consolidated Indebtedness being effectively subject to a fixed or maximum interest rate.

SECTION 5.11. Additional Collateral; Additional Guarantors. (a) Subject to this Section 5.11, with respect to any property acquired after the Closing Date by any Loan Party that is intended to be subject to the Lien created by the Security Documents (which shall include all properties of each Loan Party acquired after the Closing Date other than (x) Excluded Assets and (y) any assets specifically excluded from the Lien created by any Security Document as set forth in such Security Document) but is not so subject, promptly (and in any event within 30 days after the acquisition thereof or such later time as permitted by the applicable Security Document) (i) execute and deliver to the Administrative Agent and the Security Agent such amendments or supplements to the relevant Security Documents or such other documents as the Administrative Agent or the Security Agent shall deem necessary or advisable to grant to the Security Agent, for its benefit and for the benefit of the other Secured Parties, a Lien on such property subject to no Liens other than Permitted Liens and (ii) take all actions necessary to cause such Lien to be duly perfected to the extent required by such Security Document in accordance with all applicable Requirements of Law, including the filing of financing statements in such jurisdictions as may be reasonably requested by the Administrative Agent. Holdings shall otherwise take such actions and execute and/or deliver to the Security Agent such documents as the Administrative Agent or the Security Agent shall reasonably request to confirm the validity, perfection and priority of the Lien of the Security Documents on such after-acquired properties. Notwithstanding the foregoing, any required filings with the United States Patent and Trademark Office and United States Copyright Office shall be made within 60 days after the acquisition of the related property is required to be reported pursuant to Section 5.01(d).

(b) With respect to (x) any person that is or becomes a Subsidiary (other than an Unrestricted Subsidiary or other Immaterial Subsidiary) after the Closing Date, (y) any Subsidiary previously designated by Holdings as an Immaterial Subsidiary pursuant to the definition thereof that at any time fails to meet either of the qualifications of an Immaterial Subsidiary under the definition thereof or is designated by Holdings as no longer being an Immaterial Subsidiary pursuant to Section 5.11(c) (unless such Subsidiary is designated by Holdings as an Unrestricted Subsidiary pursuant to Section 5.15) or (z) any other Subsidiary that was previously an Unrestricted Subsidiary but has been redesignated by Holdings as a Restricted Subsidiary (unless such Subsidiary is designated by Holdings as an Immaterial Subsidiary pursuant to the definition thereof), in each case promptly (and in any event within 30 days after such person becomes a Subsidiary or is no longer an Immaterial Subsidiary or an Unrestricted Subsidiary, or, in the case of a person that becomes a Subsidiary in connection with a Permitted Acquisition that is consummated by means of a “two-step” acquisition, the earlier of (A) 120 days after the closing of the tender offer or other fist step or (B) 30 days after such Subsidiary becomes a Wholly Owned Subsidiary, or, in each case, such later date as is acceptable to the Administrative Agent in its sole discretion) (i) grant to the Security Agent, for the benefit of the Secured Parties, a security interest in all of the Equity Interests of such Subsidiary owned by such Loan Party and all intercompany Indebtedness owing from such Subsidiary to such Loan Party, in each case pursuant to a security agreement in form and substance reasonably satisfactory to the Administrative Agent, and deliver to the Security Agent the certificates (if any) representing all such Equity Interests (together with undated stock powers or other appropriate instruments of transfer executed and delivered in blank by a duly authorized officer of such Loan Party) and all such intercompany notes representing such intercompany Indebtedness (together with instruments of transfer executed and delivered in blank by a duly authorized officer of such Loan Party) and (ii) if such Subsidiary is a Wholly Owned Subsidiary and not otherwise an Excluded Subsidiary, cause such Subsidiary (A) to execute (I) a Joinder Agreement or such comparable documentation to become a Guarantor and (II) a joinder agreement to the applicable Security Document, substantially in the form annexed thereto, or a security agreement compatible with the laws of such Subsidiary’s jurisdiction in form and substance reasonably satisfactory to the Administrative Agent (and, for the avoidance of doubt, under which a Lien is granted to the Security Agent, for the benefit of the Secured Parties to secure the Secured Obligations, on all the property of such Subsidiary (other than Excluded Assets), subject to no Liens other than Permitted Liens) and (B) to take all actions necessary or advisable in the opinion of the Administrative Agent or the Security Agent to cause the Lien created by the applicable Security Document to be duly perfected to the extent required by such agreement in accordance with all applicable Requirements of Law, including the filing of financing statements in such jurisdictions as may be reasonably requested by the Administrative Agent or the Security Agent. In addition to the foregoing, with respect to any Subsidiary that becomes a Guarantor pursuant to this Section 5.11, the Borrowers shall deliver, or caused to be delivered, to the Administrative Agent documentation with respect to such Subsidiary of the type described in Section 4.01(b) and, if requested by the Administrative Agent and customary in the relevant jurisdiction, a legal opinion or legal opinions with respect to such Subsidiary the scope of which is consistent with the legal opinions delivered pursuant to Section 4.01(f) and covering such other matters with respect to such Subsidiary and the Liens granted in its properties and Equity Interests as may reasonably be requested by the Administrative Agent. Holdings shall provide the Administrative Agent with written notice (and the Administrative Agent shall subsequently notify the other Agents, the Issuing Banks and the Lenders) of its intention to cause a Subsidiary to execute a Joinder Agreement or such comparable documentation to become a Guarantor sufficiently in advance of such event to allow the Agents, the Issuing Banks and the Lenders to carry out any “know your customer” or other checks.

(c) To the extent the consolidated total assets for all Immaterial Subsidiaries or that portion of Consolidated EBITDA attributable to all Immaterial Subsidiaries in the aggregate exceed the amounts specified in the proviso to the definition of the term “Immaterial Subsidiary”, Holdings shall cause one or more Immaterial Subsidiaries to become Guarantors to the extent required by Section 5.11(b) such that the consolidated total assets for all remaining Immaterial Subsidiaries and that portion of Consolidated EBITDA attributable to all remaining Immaterial Subsidiaries in the aggregate do not exceed the amounts specified in the proviso to such definition.

(d) Notwithstanding anything to the contrary in this Section 5.11, (i) assets will be excluded from the Collateral in circumstances where the Administrative Agent reasonably determines that the cost of obtaining a security interest in such assets is excessive in relation to the value afforded thereby, or to the extent the granting of a security interest in such asset (or portion thereof) would be prohibited by enforceable (after giving effect to all applicable provisions of law, including relevant provisions of the UCC) anti-assignment provisions of any contract or by applicable law, (ii) in no event shall the Collateral be required to include any Excluded Assets and (iii) this Section 5.11 shall not apply to any Subsidiary (or the Equity Interests therein) that is designated to become (and reasonably promptly after its formation becomes) Super Holdco; provided that Holdings may, in its sole discretion, require Super Holdco to become a Guarantor hereunder, in which case (A) Super Holdco shall satisfy the requirements of clause (ii) of Section 5.11(b) as if it were a Subsidiary that is Wholly Owned Subsidiary and not an Excluded Subsidiary, (B) Super Holdco shall pledge 100% of the Equity Interests in Holdings pursuant to clause (i) of Section 5.11(b) as if Holdings was a Subsidiary and (C) thereafter, each reference in this Agreement to Holdings (other than under (1) the definition of the term “Change in Control”, (2) the definition of the term “Guarantors”, (3) the definition of the term “Public Company”, (4) the definition of the term “U.K. Security Agreements” and (5) Section 6.18) shall be deemed to be a reference to Super Holdco.

SECTION 5.12. Security Interests; Further Assurances. Promptly, upon the reasonable request of the Administrative Agent, the Security Agent or the Required Lenders, at the Borrowers’ expense, execute, acknowledge and deliver, or cause the execution, acknowledgment and delivery of, and thereafter register, file or record, or cause to be registered, filed or recorded, in an appropriate governmental office, any document or instrument supplemental to or confirmatory of the Security Documents or otherwise deemed by the Administrative Agent or the Security Agent reasonably necessary or desirable for the continued validity, perfection and priority of the Liens on the Collateral covered thereby subject to no other Liens except as permitted by the applicable Security Document or this Agreement, or use reasonable commercial efforts to obtain any consents or waivers as may be necessary or appropriate in connection therewith. Deliver or cause to be delivered to the Administrative Agent and the Security Agent from time to time such other documentation, consents, authorizations, approvals and orders in form and substance reasonably satisfactory to the Administrative Agent and the Security Agent as the Administrative Agent and the Security Agent shall reasonably deem necessary to perfect or maintain the Liens on the Collateral pursuant to the Security Documents. Upon the exercise by the Administrative Agent, the Security Agent or the Required Lenders of any power, right, privilege or remedy pursuant to any Loan Document which requires any consent, approval, registration, qualification or authorization of any Governmental Authority, execute and deliver all applications, certifications, instruments and other documents and papers that the Administrative Agent, the Security Agent or such Lenders may require.

SECTION 5.13. Information Regarding Collateral. Not effect any change (i) in any Loan Party’s legal name, (ii) in the location of any Loan Party’s chief executive office, (iii) in any Loan Party’s identity or organizational structure, (iv) in any Loan Party’s Federal Taxpayer Identification Number or organizational identification number, if any, or (v) in any Loan Party’s jurisdiction of organization (in each case, including by merging with or into any other entity, reorganizing, dissolving, liquidating, reorganizing or organizing in any other jurisdiction, but excluding any merger or reorganization with or into any other Loan Party), until (A) it shall have given the Security Agent and the

Administrative Agent not less than 10 days’ prior written notice (in the form of an Officers’ Certificate), or such lesser notice period agreed to by the Security Agent, of its intention so to do, clearly describing such change and providing such other information in connection therewith as the Security Agent or the Administrative Agent may reasonably request and (B) it shall have taken all action reasonably satisfactory to the Security Agent to maintain the perfection and priority of the security interest of the Security Agent for the benefit of the Secured Parties in the Collateral, if applicable. Each Loan Party agrees to promptly provide the Security Agent with certified Organizational Documents reflecting any of the changes described in the preceding sentence.

SECTION 5.14. Rated Credit Facilities. Use commercially reasonable efforts to cause the credit facilities made available under this Agreement to be continuously rated by S&P and Moody’s, it being understood that this Section 5.14 shall not require Holdings or any Restricted Subsidiary to maintain a minimum or specified rating from S&P or Moody’s.

SECTION 5.15. Designation of Subsidiaries. The Board of Directors of Holdings may at any time designate any Restricted Subsidiary as an Unrestricted Subsidiary or any Unrestricted Subsidiary as a Restricted Subsidiary; provided that (a) immediately before and after such designation, no Default or Event of Default shall have occurred and be continuing or would result from such designation, (b) immediately after giving effect to such designation, Holdings shall be in compliance, on a Pro Forma Basis, with the covenants set forth in Section 6.09 for the Test Period then last ended (and, as a condition precedent to the effectiveness of any such designation, Holdings shall deliver to the Administrative Agent a certificate setting forth in reasonable detail the calculations demonstrating such compliance), (c) none of the Borrowers or any other Restricted Subsidiary that is not an Immaterial Subsidiary may be designated as an Unrestricted Subsidiary and (d) no Subsidiary may be designated as an Unrestricted Subsidiary if it is a “restricted subsidiary” or a “guarantor” (or any similar designation) for any Material Indebtedness. The designation of any Subsidiary as an Unrestricted Subsidiary shall constitute an Investment by the parent company of such Subsidiary therein under Section 6.04(l) at the date of designation in an amount equal to the net book value of such parent company’s investment therein. The designation of any Unrestricted Subsidiary as a Restricted Subsidiary shall constitute the incurrence at the time of designation of any Indebtedness or Liens of such Subsidiary, and the making of an Investment by such Subsidiary in any Investments of such Subsidiary, in each case existing at such time.

SECTION 5.16. Centre of Main Interests and Establishments. No Loan Party whose jurisdiction of incorporation is in a member state of the European Union shall deliberately change its “centre of main interests” (as such term is used in Article 3(1) of the EU Regulation), except that NDS Holdings B.V. may, at its sole election and without any obligation attaching thereto, change its “centre of main interest” (as such term is used in Article 3(l) of the EU Regulation) and “establishment” (as such term is used in Article 2(h) of the EU Regulation) from England and Wales to the Netherlands, being its jurisdiction of organization, in connection with the winding up of NDS Holdings B.V.

SECTION 5.17. Financial Assistance. Comply in all respects with Sections 678 and 679 of the English Companies Act 2006 and any equivalent legislation in any other jurisdiction, including in relation to the execution of Security Documents and payments of amounts due under this Agreement.

SECTION 5.18. Post-Closing Events. As promptly as practicable and, in any event, not later than 45 days (or, in the case of NDS Technologies France SAS and NDS Technologies Israel Limited and the Joinder Agreement and Securities Documents in respect of each such person, 90 days) after the Closing Date (or such later date as is acceptable to the Administrative Agent in its sole discretion), the Loan Parties (which, for purposes of this Section 5.18, shall include the entities to become Guarantors as provided in the immediately succeeding clause (a)) shall (a) cause each of NDS Holdings B.V., NDS Sweden AB, NDS Technologies Israel Limited and NDS Technologies France SAS to execute and deliver a Joinder Agreement joining such entities as Guarantors hereunder, (b) execute and deliver each of the Netherlands Security Agreement, the French Security Agreements, the Israeli Security Agreements and the Swedish Security Agreement that was not executed and delivered as of the Closing Date in accordance with Section 4.01(a) (and shall, together therewith, deliver the documentation contemplated by Sections 4.01(b), 4.01(f), 4.01(k) and 4.01(n) with respect to the applicable Loan Parties) and (c) execute and deliver any Control Account Agreements required to be delivered under the U.S. Security Agreement with respect to Deposit Accounts (as defined in the U.S. Security Agreement) in existence as of the Closing Date. As promptly as practicable and, in any event, not later than 10 Business Days after the Closing Date (or such later date as is acceptable to the Administrative Agent in its sole discretion), the Loan Parties shall deliver to the Administrative Agent insurance policies that satisfy the requirements of Section 5.04.

SECTION 5.19. “Know Your Customer” Requirements. (a) If (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement, (ii) any change in the status of a Loan Party or the composition of the shareholders of a Loan Party after the date of this Agreement or (iii) a proposed assignment or transfer by a Lender of any of its rights and/or obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer, in each case obligates any Agent, any Issuing Bank or any Lender (or, in the case of clause (iii) of this paragraph (a), any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, each Loan Party shall promptly upon the request of any Agent, any Issuing Bank or any Lender supply, or procure the supply of, such documentation and other evidence as is customarily required by any Agent (for itself or on behalf of any Issuing Bank or Lender), any Issuing Bank or any Lender (for itself or, in the case of the event described in clause (iii) of this paragraph (a), on behalf of any prospective new Lender) in order for such Agent, such Issuing Bank or such Lender or, in the case of the event described in clause (iii) of this paragraph (a), any prospective new Lender to carry out and be satisfied with the results of all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Loan Documents.

(b) Each Issuing Bank and each Lender shall promptly upon the request of any Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by such Agent (for itself) in order for such Agent to carry out and be satisfied with the results of all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Loan Documents.

(c) Following the giving of any notice pursuant to the last sentence of Section 5.11(b), if the accession of such Guarantor obligates any Agent, any Issuing Bank or any Lender to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, the Borrowers shall promptly upon the request of any Agent, any Issuing Bank or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by any Agent (for itself or on behalf of any Issuing Bank or Lender), any Issuing Bank or any Lender (for itself or on behalf of any prospective new Lender) in order for such Agent, such Issuing Bank or such Lender or any prospective new Lender to carry out and be satisfied with the results of all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the accession of such Subsidiary to this Agreement as a Guarantor.

(d) Nothing in this Agreement shall obligate any Agent, Arranger or Bookrunner to carry out any “know your customer” or other checks in relation to any person on behalf of any Issuing Bank or any Lender and each Issuing Bank and each Lender confirms to the Agents, the Arrangers and the Bookrunners that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by any Agent, any Arranger or any Bookrunner.

ARTICLE VI

NEGATIVE COVENANTS

Each Loan Party warrants, covenants and agrees with each Lender that, so long as this Agreement shall remain in effect and until the Commitments have been terminated and the principal of and interest on each Loan, all fees and all other expenses or amounts payable under any Loan Document have been paid in full (other than contingent indemnification obligations) and all Letters of Credit shall have expired or been terminated (or shall have been cash collateralized in a manner satisfactory to the applicable Issuing Banks, with the obligation of the Revolving Lenders to purchase participations therein being terminated) and all LC Disbursements shall have been reimbursed, unless the Required Lenders shall otherwise consent in writing, no Loan Party will, nor will they cause or permit any Restricted Subsidiary to:

SECTION 6.01. Indebtedness. Incur, create, assume or permit to exist, directly or indirectly, any Indebtedness, except:

(a) Indebtedness incurred under this Agreement and the other Loan Documents;

(b) Indebtedness outstanding on the Closing Date and listed on Schedule 6.01(b), and Permitted Refinancings thereof;

(c) [Reserved];

(d) Indebtedness permitted by Section 6.04(e), (h) or (i);

(e) Indebtedness in respect of Purchase Money Obligations and Capital Lease Obligations and Attributable Indebtedness in respect of Sale and Leaseback Transactions, in an aggregate amount under this clause (e) not to exceed $25,000,000 at any time outstanding;

(f) Indebtedness in respect of bid, performance or surety bonds, workers’ compensation claims, self-insurance obligations and bankers acceptances issued for the account of Holdings or any Restricted Subsidiary in the ordinary course of business, including guarantees or obligations of Holdings or any Restricted Subsidiary with respect to letters of credit supporting such bid, performance or surety bonds, workers’ compensation claims, self-insurance obligations and bankers acceptances (in each case other than for an obligation for money borrowed);

(g) Contingent Obligations of (i) any Loan Party in respect of Indebtedness otherwise permitted under this Section 6.01 and (ii) any Restricted Subsidiary in respect of Indebtedness in an aggregate amount not to exceed $50,000,000 at any time outstanding;

(h) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence;

(i) Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(j) Indebtedness of Holdings and its Restricted Subsidiaries in an aggregate principal amount not to exceed $50,000,000 at any time outstanding; provided that, if at the time of incurrence of any Indebtedness under this clause (j), the Total

Leverage Ratio for the Test Period then last ended (determined on a Pro Forma Basis after giving effect to such incurrence of Indebtedness) is less than 3.25 to 1.00, then the basket for the incurrence of Indebtedness under this clause (j) shall be increased to $100,000,000 solely in respect of the incurrence of such Indebtedness;

(k) Holdings and its Restricted Subsidiaries may become and remain liable with respect to customary indemnification and purchase price adjustment obligations incurred in connection with Asset Sales or other sales of assets;

(l) Indebtedness assumed in connection with any Permitted Acquisition; provided that (i) such Indebtedness (A) was not incurred in contemplation of such Permitted Acquisition, (B) is secured only by the assets acquired in the applicable Permitted Acquisition (including any acquired Equity Interests) and (C) the only obligors with respect to any Indebtedness incurred pursuant to this clause (l) shall be those persons who were obligors of such Indebtedness prior to such Permitted Acquisition, (ii) both immediately prior to and after giving effect thereto no Default shall exist or result therefrom and (iii) Holdings shall be in compliance on a Pro Forma Basis after giving effect to the assumption of such Indebtedness with each of the covenants set forth in Section 6.09 for the Test Period then last ended; provided that, if the Indebtedness so assumed is not subordinated in payment to the Obligations on terms reasonably satisfactory to the Administrative Agent, then, with respect to determining compliance with the covenant set forth in Section 6.09(a) for purposes of this clause (l), the then-current covenant level reflected in Section 6.09(a) shall be reduced by 0.25 to 1.00;

(m) Indebtedness under Permitted Senior Notes and Permitted Subordinated Notes, the Net Cash Proceeds of which are applied to prepay Loans pursuant to Section 2.12(d) and (ii) Permitted Refinancings thereof; provided that (x) both immediately prior to and after giving effect thereto no Default shall exist or result therefrom and (y) Holdings shall be in compliance on a Pro Forma Basis after giving effect to the incurrence of such Indebtedness (and the use of the proceeds thereof) with each of the covenants set forth in Section 6.09 for the Test Period then last ended;

(n) Indebtedness under Permitted Subordinated Notes and Permitted Refinancings thereof; provided that (i) both immediately prior to and after giving effect thereto no Default shall exist or result therefrom and (ii) in the case of the initial incurrence thereof (but not any Permitted Refinancings), Holdings shall be in compliance on a Pro Forma Basis after giving effect to the incurrence of such Indebtedness (and the use of the proceeds thereof) with each of the covenants set forth in Section 6.09 for the Test Period then last ended;

(o) Indebtedness under Permitted Senior Notes and Permitted Refinancings thereof; provided that (i) both immediately prior to and after giving effect thereto no Default shall exist or result therefrom and (ii) in the case of the initial incurrence thereof (but not any Permitted Refinancings), Holdings shall be in compliance on a Pro Forma Basis after giving effect to the incurrence of such Indebtedness (and the use of the proceeds thereof) with each of the covenants set forth in Section 6.09 for the Test Period then last ended (provided that, with respect to determining compliance with the covenant set forth in Section 6.09(a) for purposes of this clause (o), the then-current covenant level reflected in Section 6.09(a) shall be reduced by 0.25 to 1.00); and

(p) Indebtedness incurred by Restricted Subsidiaries that are not Guarantors in an aggregate principal amount not to exceed $50,000,000 at any time outstanding.

SECTION 6.02. Liens. Create, incur, assume or permit to exist, directly or indirectly, any Lien on any property now owned or hereafter acquired by it or on any income or revenues or rights in respect of any thereof, except the following (collectively, the “Permitted Liens”):

(a) inchoate Liens for ad valorem property Taxes not yet due and payable or Liens for Taxes, which are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with IFRS, which proceedings (or orders entered in connection with such proceedings) have the effect of preventing the forfeiture or sale of the property subject to any such Lien;

(b) Liens in respect of property of Holdings or any Restricted Subsidiary imposed by Requirements of Law, which were incurred in the ordinary course of business and do not secure Indebtedness for borrowed money, such as carriers’, warehousemen’s, materialmen’s, landlords’, workmen’s, suppliers’, repairmen’s and mechanics’ Liens and other similar Liens arising in the ordinary course of business, and (i) which do not in the aggregate materially detract from the value of the property of Holdings and its Restricted Subsidiaries, taken as a whole, and do not materially impair the use thereof in the operation of the business of Holdings and its Restricted Subsidiaries, taken as a whole, and (ii) which, if they secure obligations that are then due and unpaid, are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with IFRS, which proceedings (or orders entered in connection with such proceedings) have the effect of preventing the forfeiture or sale of the property subject to any such Lien;

(c) any Lien in existence on the Closing Date and set forth on Schedule 6.02(c) and any Lien granted as a replacement or substitute therefor; provided that any such replacement or substitute Lien (i) except as permitted by clause (a) of the definition of the term “Permitted Refinancing,” does not secure an aggregate amount of Indebtedness, if any, greater than that secured on the Closing Date and (ii) does not encumber any property other than the property subject thereto on the Closing Date;

(d) easements, rights-of-way, restrictions (including zoning restrictions), covenants, licenses, encroachments, protrusions and other similar charges or encumbrances, and minor title deficiencies on or with respect to any Real Property, in each case whether now or hereafter in existence, not (i) securing Indebtedness, (ii) individually or in the aggregate materially impairing the value or marketability of such Real Property or (iii) individually or in the aggregate materially interfering with the ordinary conduct of the business of Holdings and its Restricted Subsidiaries at such Real Property;

(e) Liens arising out of judgments, attachments or awards not resulting in a Default and in respect of which Holdings or such Restricted Subsidiary, as the case may be, shall in good faith be prosecuting an appeal or proceedings for review in respect of which there shall be secured a subsisting stay of execution pending such appeal or proceedings;

(f) Liens (other than any Lien imposed by ERISA) (i) imposed by Requirements of Law or deposits made in connection therewith in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security legislation, (ii) incurred in the ordinary course of business to secure the performance of tenders, statutory obligations (other than excise Taxes), surety, stay, customs and appeal bonds, statutory bonds, bids, leases, government contracts, trade contracts, performance and return of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money) or (iii) arising by virtue of deposits made in the ordinary course of business to secure liability for premiums to insurance carriers; provided that (x) with respect to clauses (i), (ii) and (iii) of this paragraph (f), such Liens are for amounts not yet due and payable or delinquent or, to the extent such amounts are so due and payable, such amounts are being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with IFRS, which proceedings or orders entered in connection with such proceedings have the effect of preventing the forfeiture or sale of the property subject to any such Lien and (y) to the extent such Liens are not imposed by Requirements of Law, such Liens shall in no event encumber any property other than cash and Cash Equivalents;

(g) leases and subleases of the properties of Holdings or any Restricted Subsidiary granted by Holdings or such Restricted Subsidiary, as the case may be, to third parties, in each case (i) entered into in the ordinary course of Holdings’s or such Restricted Subsidiary’s, as the case may be, business so long as such Leases do not, individually or in the aggregate, (A) interfere in any material respect with the ordinary conduct of the business of Holdings or any Restricted Subsidiary or (B) materially impair the use (for its intended purposes) or the value of the property subject thereto or (ii) entered into on a transitional basis in connection with Asset Sales otherwise permitted by this Agreement;

(h) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by Holdings or any Restricted Subsidiary in the ordinary course of business in accordance with the past practices of Holdings or such Restricted Subsidiary, as the case may be;

(i) Liens securing Indebtedness incurred pursuant to Section 6.01(e); provided that any such Liens attach only to the properties being financed pursuant to such Indebtedness and do not encumber any other properties of Holdings or any Restricted Subsidiary;

(j) bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents and other Investments on deposit in one or more accounts maintained by Holdings or any Restricted Subsidiary, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements as well as credit card and similar services provided by such bank to Holdings or such Restricted Subsidiary; provided that, unless such Liens are non-consensual and arise by operation of law, in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness;

(k) Liens (i) on assets acquired or (ii) on property of a person, in each case existing at the time such assets or person is acquired or merged with or into or consolidated with Holdings or any Restricted Subsidiary to the extent permitted hereunder (and not created in anticipation or contemplation thereof) and to the extent the Indebtedness secured by such Liens is permitted by Section 6.01; provided that (x) such Liens do not extend to assets or property not subject to such Liens at the time of acquisition (other than improvements thereon) and (y) the aggregate principal amount of Indebtedness secured by Liens incurred pursuant to this clause (k) shall not exceed $100,000,000 at any time outstanding;

(l) Liens granted pursuant to the Security Documents to secure the Secured Obligations;

(m) licenses and sublicenses of Intellectual Property granted by or in favor of Holdings or any Restricted Subsidiary in the ordinary course of business (whether in consideration of periodic royalties or upfront payments in the ordinary course of business) and not interfering in any material respect with the ordinary conduct of business of Holdings and the Restricted Subsidiaries;

(n) the filing of UCC financing statements solely as a precautionary measure in connection with operating leases or consignment of goods;

(o) Liens on cash collateral securing (i) Indebtedness incurred pursuant to Section 6.01(f) and (ii) Hedging Obligations in respect of Hedging Agreements permitted by Section 6.20; provided that if such Hedging Obligations relate to interest rates, (i) such Hedging Obligations relate to payment obligations on Indebtedness otherwise permitted to be incurred by the Loan Documents and (ii) the notional principal amount of such Hedging Obligations at the time incurred does not exceed the principal amount of the Indebtedness to which such Hedging Obligations relate;

(p) Liens on assets of Holdings and its Restricted Subsidiaries (other than Collateral) incurred with respect to obligations that do not in the aggregate exceed $50,000,000 at any time outstanding; provided that if, at the time of incurrence of any Lien under this clause (p), the Total Leverage Ratio for the Test Period then last ended (determined on a Pro Forma Basis after giving effect to such incurrence of the obligations secured by such Lien) is less than 3.25 to 1.00, then the basket for the incurrence of Liens under this clause (p) shall be increased to $100,000,000 solely in respect of the incurrence of such Lien;

(q) the interests of lessors or licensors with respect to leased or licensed property;

(r) any option or other agreement to purchase any asset of Holdings or any Restricted Subsidiary, the purchase, sale or other disposition of which is not prohibited by this Agreement;

(s) exclusive licenses of Intellectual Property permitted by Section 6.06(h);

(t) Liens comprising contractual rights of setoff relating to purchase orders and other agreements entered into with customers of Holdings or any Restricted Subsidiary in the ordinary course of business;

(u) Liens in favor of customs and revenue authorities arising as a matter of law and in the ordinary course of business to secure payment of customs duties in connection with the importation of goods;

(v) Liens on Collateral incurred with respect to obligations that do not in the aggregate exceed $15,000,000 at any time outstanding;

(w) Liens securing Indebtedness permitted by Section 6.01(p); provided that (i) such Liens do not extend to, or encumber, property that constitutes Collateral and (ii) such Liens extend only to the property (or Equity Interests) of the Restricted Subsidiary incurring such Indebtedness; and

(x) Liens on the shares issued by any joint venture (to the extent not constituting Collateral) to secure obligations owed to the other partners of such joint venture.

SECTION 6.03. Sale and Leaseback Transactions. Enter into any arrangement, directly or indirectly, with any person whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter rent or lease such property or other property which it intends to use for substantially the same purpose or purposes as the property being sold or transferred (a “Sale and Leaseback Transaction”) unless (a) the sale of such property is permitted by Section 6.06 and (b) any Attributable Indebtedness in respect of such Sale and Leaseback Transaction is permitted by Section 6.01.

SECTION 6.04. Investment, Loan and Advances. Directly or indirectly, lend money or credit (by way of guarantee or otherwise) or make advances to any person, or purchase or acquire any stock, bonds, notes, debentures or other obligations or securities of, or any other interest in, or make any capital contribution to, any other person (all of the foregoing, collectively, “Investments”), except that the following shall be permitted:

(a) Investments outstanding on the Closing Date and identified on Schedule 6.04(a);

(b) Holdings and the Restricted Subsidiaries may (i) acquire and hold accounts receivables owing to any of them if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary terms, (ii) invest in, acquire and hold cash and Cash Equivalents or time deposits with Approved Banks having a maturity less than ninety days; provided that such time deposits in the aggregate do not exceed $30,000,000, (iii) endorse negotiable instruments held for collection in the ordinary course of business or (iv) make lease, utility and other similar deposits in the ordinary course of business;

(c) Hedging Obligations permitted under Section 6.20;

(d) loans and advances to directors, employees and officers of Holdings and the Restricted Subsidiaries for bona fide business purposes and to purchase Equity Interests of Holdings, in an aggregate amount not to exceed $25,000,000 at any time outstanding; provided that no loans in violation of Section 402 of the Sarbanes-Oxley Act shall be permitted hereunder;

(e) Investments (i) by Holdings or any Restricted Subsidiary in any Borrower or any other Guarantor or (ii) by any Restricted Subsidiary that is not a Borrower or a Guarantor in any other Restricted Subsidiary that is not a Borrower or a Guarantor; provided that any Investment in the form of a loan or advance (other than intercompany accounts payable and receivables, transfer pricing arrangements permitted under Section 6.08(g) and the intercompany note issued by NDS Finance to the U.S. Borrower on the Closing Date in the aggregate principal amount of approximately $1,050,000,000) shall be evidenced by the Intercompany Agreement and, in the case of a loan or advance by a Loan Party, except as otherwise expressly provided in the U.S. Security Agreement, pledged by such Loan Party as Collateral pursuant to the Security Documents, and in the case of a loan or advance (other than intercompany accounts payable and receivables and transfer pricing arrangements permitted under Section 6.08(g)) made to a Loan Party by a non-Loan Party, such Intercompany Agreement shall be subordinated to the Obligations in a manner reasonably satisfactory to the Administrative Agent;

(f) Investments in securities and promissory notes of trade creditors or customers in the ordinary course of business received upon a workout or foreclosure or pursuant to any plan of reorganization or liquidation or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

(g) Investments made by Holdings or any Restricted Subsidiary as a result of non-cash consideration received in connection with an Asset Sale made in compliance with Section 6.06;

(h) Investments:

(1) pursuant to Permitted Acquisitions (including any Investments held by a person that becomes a Restricted Subsidiary through such Permitted Acquisition at the time thereof);

(2) by any Loan Party in any Restricted Subsidiary that is not a Guarantor; and

(3) in joint ventures,

provided that (i) the aggregate amount of the foregoing Investments made pursuant to this clause (h) outstanding at any time (excluding any Investments under clause (h)(1) above in persons that are, or will become upon the consummation of such Permitted Acquisition, Loan Parties as a result of such Investment or in assets (other than the Equity Interests of any person) that are acquired directly by a Loan Party) shall not exceed the sum of (A) in the case of Investments under clause (h)(1), the sum of (I) $300,000,000 plus (II) the Available Basket Amount at such time (or if at such time the Available Basket Amount is less than $0, then $0), (B) in the case of Investments under clause (h)(2), $100,000,000 and (C) in the case of Investments under clause (h)(3), the sum of (I) $100,000,000 plus (II) the Available Basket Amount at such time (or if at such time the Available Basket Amount is less than $0, then $0) and (ii) any such Investment under this clause in the form of a loan or advance shall be evidenced by the Intercompany Agreement and, in the case of a loan or advance by a Loan Party, pledged by such Loan Party as Collateral pursuant to the Security Documents, and in the case of a loan or advance made to a Loan Party by a non-Loan Party, such Intercompany Agreement shall be subordinated to the Obligations in a manner reasonably satisfactory to the Administrative Agent;

(i) Investments by any non-Loan Party to the extent such Investments were financed with internally generated cash flow of such non-Loan Party or any other non-Loan Party;

(j) other Investments (other than in any Unrestricted Subsidiary) in an aggregate amount not to exceed $25,000,000 at any time outstanding;

(k) the purchase by Holdings of any forward purchase contract, accelerated share repurchase contract or other derivative in respect of its Equity Interests; provided that any repurchase under such contract or derivative shall be permitted by Section 6.08 at the time such contract is entered into or such derivative is purchased;

(l) Investments by Holdings or any Restricted Subsidiary in any Unrestricted Subsidiary; provided that the aggregate amount of Investments made in reliance on this clause (l) shall not exceed $50,000,000 at any time outstanding;

(m) Investments in the form of Contingent Obligations (i) permitted by Section 6.01(g)(ii) or (ii) otherwise arising in the ordinary course of business (but, in the case of this clause (ii), excluding Contingent Obligations with respect to Indebtedness and excluding Contingent Obligations with respect to the obligations of any person other than Holdings or a Restricted Subsidiary);

(n) transactions permitted under Section 6.05(c) involving the merger, amalgamation or consolidation of a Restricted Subsidiary that is a Wholly Owned Subsidiary (i) with or into any Borrower or any other Guarantor or (ii) if such Restricted Subsidiary is not a Loan Party, any other Restricted Subsidiary that is a Wholly Owned Subsidiary and that is not a Loan Party;

(o) Investments by Holdings or any Restricted Subsidiary in the form of loans or advances extended in lieu of any Dividends to the extent such Dividends are permitted under Section 6.07; provided that any such loan or advance, to the extent outstanding, shall reduce the applicable basket under Section 6.07, if any, by the amount of such loan or advance;

(p) the acquisition by NDS Sweden AB of all the outstanding Equity Interests of CastUp Israel Ltd.; and

(q) the acquisition by the U.K. Borrower of all the outstanding Equity Interests of NDS GmbH.

SECTION 6.05. Mergers and Consolidations. Wind up, liquidate or dissolve its affairs or enter into any transaction of merger, de-merger, amalgamation, consolidation or corporate reconstruction (or agree to do any of the foregoing at any future time), except that the following shall be permitted:

(a) Asset Sales in compliance with Section 6.06;

(b) mergers, amalgamations or consolidations in connection with Permitted Acquisitions;

(c) any Restricted Subsidiary (other than a Borrower) may merge, amalgamate or consolidate with or into (i) any Borrower or any other Guarantor (as long a Borrower is the surviving person in the case of any merger, amalgamation or consolidation involving a Borrower and a Guarantor is the surviving person and remains a Wholly Owned Subsidiary of Holdings in any other case); provided that the Lien on and security interest in such property granted or to be granted in favor of the Security Agent under the Security Documents shall be maintained or created in accordance with the provisions of Section 5.11 or Section 5.12, as applicable, or (ii) if such Restricted Subsidiary is not a Loan Party, any other Restricted Subsidiary of Holdings that is not a Loan Party;

(d) any Restricted Subsidiary (other than a Borrower) may dissolve, liquidate or wind up its affairs at any time; provided that (i) such dissolution, liquidation or winding up, as applicable, could not reasonably be expected to have a Material Adverse Effect and (ii) if such Restricted Subsidiary is a Loan Party, all remaining assets of such Loan Party are transferred to a Loan Party or disposed of in compliance with Section 6.06; and

(e) a Super Holdco Transaction.

SECTION 6.06. Asset Sales. Effect any Asset Sale, or agree to effect any Asset Sale, except that the following shall be permitted:

(a) disposition of used, worn out, obsolete or surplus property by Holdings or any Restricted Subsidiary in the ordinary course of business and the abandonment or other disposition of Intellectual Property Rights that is, in the reasonable judgment of Holdings, no longer economically practicable to maintain or material in the conduct of the business of Holdings and its Restricted Subsidiaries, taken as a whole;

(b) Asset Sales; provided that (i) the aggregate consideration received in respect of any such Asset Sale pursuant to this clause (b) (x) shall be in an amount at least equal to the fair market value thereof and (y) shall consist of not less than 75% cash consideration, (ii) no Event of Default has occurred and is continuing or would result therefrom and (iii) Holdings shall be in compliance on a Pro Forma Basis after giving effect to such Asset Sale (and the use of the proceeds thereof) with each of the covenants set forth in Section 6.09 for the Test Period then last ended; provided further that, solely for purposes of clause (i)(y) above, Designated Non-cash Consideration received by Holdings or the applicable Restricted Subsidiary in such Asset Sale with an aggregate fair market value of all such Designated Non-cash Consideration received and not disposed of (and without giving effect to any subsequent change in value thereof) not exceeding $25,000,000 shall be deemed to be cash;

(c) leases or subleases of real or personal property in the ordinary course of business and in accordance with the applicable Security Documents;

(d) the disposition of property which constitutes a Casualty Event;

(e) mergers and consolidations in compliance with Section 6.05;

(f) Investments in compliance with Section 6.04;

(g) Sale and Leaseback Transactions of property acquired after the Closing Date so long as the Attributable Indebtedness with respect to such Sale and Leaseback Transaction is permitted to be incurred pursuant to Section 6.01;

(h) any exclusive license to, or an assignment of, the right to commercialize Intellectual Property (including the rights to make, have made, use, sell, offer for sale and import Intellectual Property and any associated goodwill);

(i) Permitted Liens;

(j) dispositions consisting of the sale, transfer, assignment or other disposition of accounts receivable in connection with the collection, compromise or settlement thereof in the ordinary course of business and not as part of a financing transaction;

(k) the surrender, waiver or settlement of contractual rights or claims and litigation claims in the ordinary course of business;

(l) the sale of Equity Interests in (i) any joint venture and (ii) Immaterial Subsidiaries in an aggregate amount not to exceed $20,000,000 for the term of this Agreement;

(m) (i) Asset Sales by any Loan Party to another Loan Party and (ii) Asset Sales by any Restricted Subsidiary that is not a Loan Party to any other Restricted Subsidiary that is not a Loan Party;

(n) Asset Sales to the extent that (i) the property disposed of is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such Asset Sale are reasonably promptly applied to the purchase price of such replacement property;

(o) the Specified Asset Sales; and

(p) the disposition or sale of all the outstanding Equity Interests of CastUp Israel Ltd. by CastUp, Inc. to NDS Sweden AB.

SECTION 6.07. Dividends. Authorize, declare, make or pay, directly or indirectly, any Dividends with respect to Holdings or any Restricted Subsidiary, except that the following shall be permitted so long as, in the case of clause (b) and clause (g) below, no Default or Event of Default has occurred and is continuing or would result therefrom:

(a) Dividends by any Restricted Subsidiary to Holdings or any of its Wholly Owned Subsidiaries (other than an Unrestricted Subsidiary) (and, in the case of a

Dividend by a non-Wholly Owned Subsidiary, to any other Restricted Subsidiary of Holdings and to each other owner of Equity Interests of such non-Wholly Owned Subsidiary based on their relative ownership interests of the relevant class of Equity Interests (so long as such Restricted Subsidiary of Holdings receives its pro rata share of such Dividends));

(b) Dividends by Holdings (including repurchases and redemptions of Equity Interests of any Borrower) not otherwise permitted by the other clauses of this Section 6.07; provided that the aggregate amount of all Dividends permitted under this Section 6.07(b) shall not exceed the sum of (i) $125,000,000 (provided that, if a Qualifying IPO has been consummated and, at the time of the making of any Dividend under this clause (b), the Total Leverage Ratio for the Test Period then last ended (determined on a Pro Forma Basis after giving effect to such Dividend) is less than 3.00 to 1.00, then the basket for Dividends under this subclause (i) shall be increased to $250,000,000 solely in respect of the making of such Dividend) plus (ii) the Available Basket Amount (or if at such time the Available Basket Amount is less than $0, then $0) plus (iii) the amount of any Net Cash Proceeds received in respect of any warrants or similar instrument to sell Equity Interests (other than Disqualified Capital Stock) of Holdings entered into contemporaneously with such Dividends or from the cash settlement of any call option, forward purchase contract or accelerated share purchase contract or other derivative, determined at such time (or, in the case of a Dividend effected by a forward purchase contract, accelerated share repurchase contract or other derivative, at the time such contract is entered into or derivative is purchased);

(c) purchase, redemption or other acquisition of Equity Interests of Holdings or any Restricted Subsidiary with the proceeds received from the substantially concurrent issue of new Qualified Capital Stock;

(d) purchase, redemption, retirement or other acquisition for value of Equity Interests in Holdings held by current or former officers, directors, employees or consultants of Holdings or any Restricted Subsidiary (or their estates or beneficiaries under their estates) upon death, disability, retirement or termination of employment or alteration of employment status or pursuant to the terms of any agreement under which such Equity Interests were issued; provided, however, that the aggregate cash consideration paid for such purchase, redemption, retirement or other acquisition of such Equity Interests does not exceed $25,000,000 in any fiscal year;

(e) cash payments, in lieu of issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for the Equity Interests of Holdings or any Restricted Subsidiary;

(f) (i) repurchases of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities if such Equity Interests represents a portion of the exercise, conversion or exchange price thereof and (ii) repurchases of Equity Interests deemed to occur upon the withholding of a portion of the Equity Interests granted or awarded to a current or former officer, director, employee or consultant to pay for the Taxes payable by such person upon such grant or award (or upon vesting thereof); and

(g) Dividends on the account of (i) management, consulting and advisory fees and (ii) reimbursement of out-of-pocket costs and expenses incurred in connection with management, consulting and advisory services, in each case to the Permitted Holders to the extent permitted by Section 6.08.

SECTION 6.08. Transactions with Affiliates. Enter into, directly or indirectly, any transaction or series of related transactions, whether or not in the ordinary course of business, with any Affiliate of Holdings or any Restricted Subsidiary (other than (x) solely between or among Loan Parties or (y) between or among Restricted Subsidiaries that are not Loan Parties), other than on terms and conditions at least as favorable to Holdings or such Restricted Subsidiary, as the case may be, as would reasonably be obtained by Holdings or such Restricted Subsidiary, as the case may be, at that time in a comparable arm’s-length transaction with a person other than an Affiliate, except that the following shall be permitted:

(a) Dividends permitted by Section 6.07;

(b) Investments permitted by Sections 6.04(a), (d), (e), (h), (i), (n) and (o);

(c) (i) reasonable and customary director, officer and employee compensation (including bonuses) and other benefits (including retirement, health, stock option and other benefit plans) and indemnification arrangements and (ii) reasonable incentive bonuses payable to officers and employees in connection with dispositions of assets of Holdings or its Restricted Subsidiaries, in each case approved by the Board of Directors of Holdings;

(d) transactions with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods and services, in each case in the ordinary course of business and otherwise not prohibited by the Loan Documents;

(e) sales of Qualified Capital Stock of Holdings to Affiliates of Holdings not otherwise prohibited by the Loan Documents and the granting of registration and other customary rights in connection therewith;

(f) any transaction with an Affiliate where the only consideration paid by any Loan Party is Qualified Capital Stock of Holdings;

(g) transfer pricing payments by Holdings or a Restricted Subsidiary to Holdings or any other Restricted Subsidiary in the ordinary course of business and consistent with past practices or pursuant to any Requirements of Law; and

(h) a Super Holdco Transaction; and

(i) any transaction under the Master Intercompany Agreement.

Notwithstanding the foregoing, no Loan Party shall, nor shall it permit any Subsidiary to, make any payment of or on account of expense reimbursement, monitoring, advisory or management or similar fees payable to the Permitted Holders in an aggregate amount in any fiscal year in excess of $5,000,000 (for the avoidance of doubt, payments made by Holdings or any Restricted Subsidiary under the Master Intercompany Agreement shall not be subject to the limitations set forth in this paragraph).

SECTION 6.09. Financial Covenants.

(a) Maximum Total Leverage Ratio. Prior to the consummation of the initial Qualifying IPO, permit the Total Leverage Ratio, as of the last day of any Test Period ending on or about the dates set forth in the table below, to exceed the ratio set forth opposite such Test Period in such table:

Test Period	Total Leverage Ratio

June 30, 2011	5.25 to 1.00
September 30, 2011	5.25 to 1.00
December 31, 2011	5.25 to 1.00
March 31, 2012	4.75 to 1.00
June 30, 2012	4.75 to 1.00
September 30, 2012	4.50 to 1.00
December 31, 2012	4.50 to 1.00
March 31, 2013	4.25 to 1.00
June 30, 2013	4.25 to 1.00
September 30, 2013 and thereafter	4.00 to 1.00

and on and after the consummation of the initial Qualifying IPO, permit the Total Leverage Ratio, as of the last day of any Test Period ending after the date of such Qualifying IPO, to exceed 4.00 to 1.00.

(b) Minimum Consolidated Interest Coverage Ratio. Prior to the consummation of the initial Qualifying IPO, permit the Consolidated Interest Coverage Ratio, as of the last day of any Test Period ending on or about the dates set forth in the table below, to be less than the ratio set forth opposite such Test Period in such table:

Test Period	Consolidated Interest Coverage Ratio
June 30, 2011	2.65 to 1.00
September 30, 2011	2.65 to 1.00
December 31, 2011	2.65 to 1.00
March 31, 2012	3.00 to 1.00
June 30, 2012	3.00 to 1.00
September 30, 2012	3.10 to 1.00
December 31, 2012	3.10 to 1.00
March 31, 2013	3.30 to 1.00
June 30, 2013	3.30 to 1.00
September 30, 2013 and thereafter	3.50 to 1.00

and on and after the consummation of the initial Qualifying IPO, permit the Consolidated Interest Coverage Ratio, as of the last day of any Test Period ending after the date of such Qualifying IPO, to be less than 3.50 to 1.00.

SECTION 6.10. Prepayments of Other Indebtedness; Modifications of Organizational Documents and Other Documents, etc. Directly or indirectly:

(a) make (or give any notice in respect thereof) any voluntary or optional payment or prepayment on or redemption or acquisition for value of, or any prepayment or redemption as a result of any asset sale, change of control or similar event of, any Indebtedness outstanding under the Permitted Subordinated Notes or any other Subordinated Indebtedness, except (i) Permitted Refinancings thereof otherwise permitted by Section 6.01 and (ii) repurchases, redemptions, defeasance or other acquisitions for value of Permitted Subordinated Notes in an aggregate amount not to exceed the Available Basket Amount at the time of such repurchase (and any such purchase shall reduce the Available Basket Amount); provided that no Default or Event of Default shall have occurred and be continuing or would result therefrom;

(b) amend or modify, or permit the amendment or modification of, (i) any document governing any Material Indebtedness or (ii) the Master Intercompany Agreement, in each case in any manner that is adverse in any material respect to the interests of the Lenders (as determined in good faith by the Board of Directors of Holdings), except, in the case of subclause (i) of this clause (b), for Permitted Refinancings thereof otherwise permitted by Section 6.01; or

(c) with respect to any Loan Party, terminate, amend or modify any of its Organizational Documents (including (i) by the filing or modification of any certificate of designation and (ii) any election to treat any Pledged Collateral (as defined in the U.S. Security Agreement) as a “security” under Section 8-103 of the UCC other than concurrently with the delivery of certificates representing such Pledged Collateral to the Security Agent) or any agreement to which it is a party with respect to its Equity Interests (including any stockholders’ agreement), or enter into any new agreement with respect to its Equity Interests, other than any such amendments or modifications or such new agreements which are not adverse in any material respect to the interests of the Lenders; provided that Holdings may issue such Equity Interests, so long as such issuance is not prohibited by any provision of this Agreement, and may amend or modify its Organizational Documents to authorize any such Equity Interests.

SECTION 6.11. Limitation on Certain Restrictions on Subsidiaries. Directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its capital stock or any other interest or participation in its profits owned by Holdings or any Restricted Subsidiary, or pay any Indebtedness owed to Holdings or a Restricted Subsidiary except to the extent such Indebtedness is expressly subordinated to the Loans, (b) make loans or advances to Holdings or any Restricted Subsidiary or (c) transfer any of its properties to Holdings or any Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of (i) applicable Requirements of Law; (ii) this Agreement and the other Loan Documents; (iii) any Permitted Additional Notes; (iv) customary provisions restricting subletting or assignment of any lease governing a leasehold interest of a Restricted Subsidiary; (v) customary provisions restricting assignment of any agreement entered into by a Restricted Subsidiary in the ordinary course of business; (vi) any Lien permitted by Section 6.02 restricting the transfer or encumbrance of the property subject thereto; (vii) customary restrictions and conditions contained in any agreement relating to any transaction permitted under Section 6.05 or the sale of any property permitted under Section 6.06 pending the consummation of such transaction or sale; (viii) any agreement in effect at the time such Restricted Subsidiary becomes a Subsidiary of Holdings, so long as such agreement was not entered into in connection with or in contemplation of such person becoming a Subsidiary of Holdings; (ix) without affecting the Loan Parties’ obligations under Section 5.11, customary provisions in partnership agreements, limited liability company organizational governance documents, asset sale and stock sale agreements and other similar agreements entered into in the ordinary course of business that restrict the transfer of ownership interests in such partnership, limited liability company or similar person; (x) restrictions on cash or other deposits or net worth imposed by suppliers or landlords under contracts entered into in the ordinary course of business; (xi) any instrument governing Indebtedness assumed in connection with any Permitted Acquisition, which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person or the properties or assets of the person so acquired; (xii) in the case of any joint venture which is not a Loan Party in respect of any matters referred to in clauses (b) and (c) above, restrictions in such person’s Organizational Documents or pursuant to any joint venture agreement or stockholders agreements solely to the extent of the Equity Interests of or property held in the subject joint venture or other entity; (xiii) any encumbrances or restrictions imposed by any amendments or refinancings that are otherwise permitted by the Loan Documents or the contracts, instruments or obligations referred to in clause (iii), (vi), (viii) or (xi) of this Section; provided that such amendments or refinancings are no more materially restrictive with respect to such encumbrances and restrictions than those prior to such amendment or refinancing (as determined in good faith by the Board of Directors of Holdings); or (xiv) agreements governing Indebtedness permitted pursuant to Section 6.01; provided that the restrictions therein are not, in the good faith judgment of a Responsible Officer of Holdings, materially more restrictive than those contained in this Agreement.

SECTION 6.12. Business. Engage (directly or indirectly) to any material extent (determined on a consolidated basis) in any business other than those businesses in which Holdings and its Restricted Subsidiaries are engaged on the Closing Date (or, in the good faith judgment of the Board of Directors, which are reasonably related or incidental thereto or are reasonable extensions thereof).

SECTION 6.13. Limitation on Accounting Changes. Except as permitted under Section 1.04(b), make or permit any change in accounting policies or reporting practices, except changes that are required by IFRS (including any such changes that are adopted earlier than the date required by IFRS).

SECTION 6.14. Fiscal Year. Change its fiscal year-end to a date other than June 30.

SECTION 6.15. No Further Negative Pledge. Enter into any agreement, instrument, deed or lease which prohibits or limits the ability of any Loan Party to create, incur, assume or suffer to exist any Lien upon any of their respective properties or revenues, whether now owned or hereafter acquired, or which requires the grant of any security for an obligation if security is granted for another obligation, except the following: (a) this Agreement and the other Loan Documents; (b) covenants in documents creating Liens permitted by Section 6.02 prohibiting further Liens on the properties encumbered thereby; (c) the Permitted Additional Notes, if any; (d) customary provisions restricting assignment of any agreement or license entered into by Holdings or a Restricted Subsidiary in the ordinary course of business; (e) any other agreement that does not restrict in any manner (directly or indirectly) Liens created pursuant to the Loan Documents on any Collateral securing the Secured Obligations and does not require the direct or indirect granting of any Lien securing any Indebtedness or other obligation by virtue of the granting of Liens on or pledge of property of any Loan Party to secure the Secured Obligations; and (f) any prohibition or limitation that (i) exists pursuant to applicable Requirements of Law, (ii) consists of customary restrictions and conditions contained in any agreement relating to any transaction permitted under Section 6.05 or the sale of any property permitted under Section 6.06, (iii) restricts subletting or assignment of leasehold interests contained in any Lease governing a leasehold interest of Holdings or a Restricted Subsidiary, (iv) exists in any agreement in effect at the time such Restricted Subsidiary becomes a Subsidiary of Holdings, so long as such agreement was not entered into in contemplation of such person becoming a Subsidiary, (v) exists in any instrument governing Indebtedness assumed in connection with any Permitted Acquisition, which encumbrance or restriction is not applicable to any person, or the properties or assets of any person, other than the person or the properties or assets of the person so acquired or (vi) is imposed by any amendments or refinancings that are otherwise permitted by the Loan Documents of the contracts, instruments or obligations referred to in clause (b), (c), (d), (e) or (f)(iv) or (v); provided that such amendments and refinancings are no more materially restrictive with respect to such prohibitions and limitations than those prior to such amendment or refinancing (as determined in good faith by the Board of Directors of Holdings).

SECTION 6.16. Anti-Terrorism Law; Anti-Money Laundering. (a) Directly or indirectly, (i) knowingly conduct any business or engage in making or receiving any contribution of funds, goods or services to or for the benefit of any person described in Section 3.21, (ii) knowingly deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order or any other Anti-Terrorism Law or (iii) knowingly engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any Anti-Terrorism Law (and the Loan Parties shall deliver to the Lenders any certification or other evidence requested from time to time by any Lender in its reasonable discretion, confirming the Loan Parties’ compliance with this Section 6.16).

(b) Cause or permit any of the funds of such Loan Party that are used to repay the Loans or any LC Disbursement to be derived from any unlawful activity with the result that the making of the Loans would be in violation of any Requirement of Law.

SECTION 6.17. Embargoed Person. Cause or permit (a) any of the funds or properties of the Loan Parties that are used to repay the Loans or any LC Disbursement to constitute property of, or be beneficially owned directly or indirectly by, any person subject to sanctions or trade restrictions under United States law (“Embargoed Person” or “Embargoed Persons”) that is identified on (i) the “List of Specially Designated Nationals and Blocked Persons” maintained by OFAC and/or on any other similar list maintained by OFAC pursuant to any authorizing statute including, but not limited to, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701 et seq., The Trading with the Enemy Act, 50 U.S.C. App. 1 et seq., and any Executive Order or Requirement of Law promulgated thereunder, with the result that the investment in the Loan Parties (whether directly or indirectly) is prohibited by a Requirement of Law, or the Loans made by the Lenders or the Letters of Credit issued, and the LC Disbursements made, by the Issuing Banks (and the participations therein of the Lenders) would be in violation of a Requirement of Law, or (ii) the Executive Order, any related enabling legislation or any other similar Executive Orders or (b) any Embargoed Person to have any direct or indirect interest, of any nature whatsoever in the Loan Parties, with the result that the investment in the Loan Parties (whether directly or indirectly) is prohibited by a Requirement of Law or the Loans, Issuing Banks or LC Disbursements (or participations therein) are in violation of a Requirement of Law.

SECTION 6.18. Limitations on Holdings. (a) Notwithstanding anything set forth in this Agreement, at any time prior to the consummation of a Super Holdco Transaction, permit Holdings to engage in any activity (other than the maintenance of its organizational existence, the ownership of Equity Interests of NDS Finance, the consummation of an IPO, the consummation of a Super Holdco Transaction and the payment of Dividends permitted by Section 6.07 (or the making of a loan or advance in lieu thereof in accordance with Section 6.04(o)), the provision of management and administrative services, research and development and marketing and the employment and secondment of employees, normal treasury company activities (in relation to NDS Finance) and the consummation of any Permitted Acquisition so long as any assets acquired in connection with such Permitted Acquisition are owned by a Subsidiary immediately following such Permitted Acquisition, and, in each case, activities incidental thereto), including the incurrence of any Indebtedness or any other material obligations (other than its Guarantee under Article VII) or ownership of any assets (other than the Equity Interests of NDS Finance, assets acquired in connection with a Permitted Acquisition (subject to the qualification set forth above in this paragraph (a)) and de minimis amounts of cash).

(b) At any time on or after the consummation of a Super Holdco Transaction, permit Super Holdco to engage in any activity (other than the maintenance of its organizational existence, the ownership of Equity Interests of Holdings, the consummation of an IPO, the payment of Dividends (or the making of a loan or advance in lieu thereof in accordance with Section 6.04(o)), the provision of management and administrative services, research and development and marketing and the employment and secondment of employees, normal treasury company activities (in relation to Holdings or NDS Finance) and the consummation of any Permitted Acquisition so long as any assets acquired in connection with such Permitted Acquisition are owned by a Subsidiary immediately following such Permitted Acquisition and, in each case, activities incidental thereto), including the incurrence of any Indebtedness or any other material obligations or ownership of any assets (other than the Equity Interests of Holdings, assets acquired in connection with a Permitted Acquisition (subject to the qualification set forth above in this paragraph (b)) and de minimis amounts of cash).

SECTION 6.19. Non-Approved Banks. (a) Each Loan Party shall use commercially reasonable efforts to ensure that it shall not, and that none of its Restricted Subsidiaries shall, at any time, hold cash in excess of $30,000,000 (or its equivalent) in the aggregate among all Loan Parties and their respective Restricted Subsidiaries for more than three months with any bank that is not an Approved Bank.

(b) No Loan Party shall be obligated to, or to cause any Restricted Subsidiary to, transfer any cash under paragraph (a) of this Section:

(i) at a time when to do so would cause such Loan Party or such Restricted Subsidiary (despite such person using commercially reasonable efforts to avoid the relevant Tax liability) to incur a material Tax liability or to otherwise incur any material cost or expense;

(ii) if (despite such person using commercially reasonable efforts to avoid such breach or result) to do so would breach (A) any applicable law or agreement or would result in personal liability for such Loan Party or such Restricted

Subsidiary or any of such person’s directors or management or (B) any directors or fiduciary duties or any regulatory requirements applicable to or agreement binding on such Loan Party or such Restricted Subsidiary;

(iii) if it involves a Restricted Subsidiary in which there is a minority interest; or

(iv) if it involves an amount which is less than $1,000,000 (or its equivalent) for each such Loan Party or Restricted Subsidiary.

SECTION 6.20. Hedging Agreements. None of Holdings or any Restricted Subsidiary will enter into any Hedging Agreement, except (a) Hedging Agreements entered into in order to comply with Section 5.10, (b) Hedging Agreements entered into to hedge or mitigate risks to which any Restricted Subsidiary has actual exposure (other than in respect of Equity Interests or Indebtedness of any Restricted Subsidiary) and (c) Hedging Agreements entered into in order to effectively cap, collar or exchange interest rates (from floating to fixed rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of any Restricted Subsidiary.

ARTICLE VII

GUARANTEE

SECTION 7.01. The Guarantee. Commencing as of the Closing Date, the Guarantors hereby jointly and severally guarantee, as a primary obligor and not as a surety to each Secured Party and their respective successors, assigns and novatees, the prompt payment in full when due (whether at stated maturity, by required prepayment, declaration, demand, by acceleration or otherwise) of the principal of and interest (including any interest, fees, costs or charges that would accrue but for the provisions of Title 11 of the United States Code after any bankruptcy or insolvency petition under Title 11 of the United States Code) on the Loans made by the Lenders to, and the Notes, if any, held by each Lender of, the Borrowers and all other Secured Obligations from time to time owing to the Secured Parties by any Loan Party under any Loan Document or any Hedging Agreement or Treasury Services Agreement entered into with a counterparty that is a Secured Party, in each case strictly in accordance with the terms thereof (such obligations being herein collectively called the “Guaranteed Obligations”). The Guarantors hereby jointly and severally agree that if any Borrower or other Guarantor(s) shall fail to pay in full when due (whether at stated maturity, by acceleration or otherwise) any of the Guaranteed Obligations, the Guarantors will promptly pay the same in cash, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Guaranteed Obligations, the same will be promptly paid in full when due (whether at extended maturity, by acceleration or otherwise) in accordance with the terms of such extension or renewal.

SECTION 7.02. Obligations Unconditional. The obligations of the Guarantors under Section 7.01 shall constitute a guaranty of payment and, to the fullest extent permitted by applicable Requirements of Law but subject to the limitations set forth in Section 7.11, are absolute, irrevocable and unconditional, joint and several, irrespective of the value, genuineness, validity, regularity or enforceability of the Guaranteed Obligations under this Agreement, the Notes, if any, or any other agreement or instrument referred to herein or therein, or any substitution, release or exchange of any other guarantee of or security for any of the Guaranteed Obligations, and, irrespective of any other circumstance whatsoever that might otherwise constitute a legal or equitable discharge or defense of a surety or Guarantor (except for payment in full). Without limiting the generality of the foregoing, it is agreed that the occurrence of any one or more of the following shall not alter or impair the liability of the Guarantors hereunder which shall remain absolute, irrevocable and unconditional under any and all circumstances as described above:

(i) at any time or from time to time, without notice to the Guarantors, the time for any performance of or compliance with any of the Guaranteed Obligations shall be extended or such performance or compliance shall be waived;

(ii) any of the acts mentioned in any of the provisions of this Agreement or the Notes, if any, or any other agreement or instrument referred to herein or therein shall be done or omitted;

(iii) the maturity of any of the Guaranteed Obligations shall be accelerated, or any of the Guaranteed Obligations shall be amended in any respect, or any right under the Loan Documents or any other agreement or instrument referred to herein or therein shall be amended or waived in any respect or any other guarantee of any of the Guaranteed Obligations or any security therefor shall be released or exchanged in whole or in part or otherwise dealt with;

(iv) any Lien or security interest granted to, or in favor of, any Secured Party or Agent as security for any of the Guaranteed Obligations shall fail to be perfected; or

(v) the release of any other Guarantor pursuant to Section 7.09.

The Guarantors hereby expressly waive diligence, presentment, demand of payment, protest and all notices whatsoever, and any requirement that any Secured Party exhaust any right, power or remedy or proceed against any Loan Party under this Agreement or the Notes, if any, or any other agreement or instrument referred to herein or therein, or against any other person under any other guarantee of, or security for, any of the Guaranteed Obligations. The Guarantors waive any and all notice of the creation, renewal, extension, waiver, termination or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by any Secured Party upon this Guarantee or acceptance of this Guarantee, and the Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this

Guarantee, and all dealings between the Loan Parties and the Secured Parties shall likewise be conclusively presumed to have been had or consummated in reliance upon this Guarantee. This Guarantee shall be construed as a continuing, absolute, irrevocable and unconditional guarantee of payment without regard to any right of offset with respect to the Guaranteed Obligations at any time or from time to time held by Secured Parties, and the obligations and liabilities of the Guarantors hereunder shall not be conditioned or contingent upon the pursuit by the Secured Parties or any other person at any time of any right or remedy against any Loan Party or against any other person which may be or become liable in respect of all or any part of the Guaranteed Obligations or against any collateral security or guarantee therefor or right of offset with respect thereto. This Guarantee shall remain in full force and effect and be binding in accordance with and to the extent of its terms upon the Guarantors and the successors, assigns and novatees thereof, and shall inure to the benefit of the Secured Parties and their respective successors, assigns and novatees.

SECTION 7.03. Reinstatement. The obligations of the Guarantors under this Article VII shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of any Borrower or any other Loan Party in respect of the Guaranteed Obligations is rescinded or must be otherwise restored by any holder of any of the Guaranteed Obligations, whether as a result of any proceedings in bankruptcy or reorganization or otherwise.

SECTION 7.04. Subrogation; Subordination. Each Guarantor hereby agrees that, until the indefeasible payment and satisfaction in full in cash of all Guaranteed Obligations, the expiration and termination of the Commitments of the Lenders under this Agreement and the expiration or termination of all Letters of Credit, it shall waive any claim and shall not exercise any right or remedy, direct or indirect, arising by reason of any performance by it of its guarantee in Section 7.01, whether by subrogation or otherwise, against any Borrower or any other Guarantor of any of the Guaranteed Obligations or any security for any of the Guaranteed Obligations. Any Indebtedness of any Loan Party permitted pursuant to Section 6.01(d) shall be subordinated to such Loan Party’s Secured Obligations in the manner set forth in the Intercompany Agreement evidencing such Indebtedness.

SECTION 7.05. Remedies. The Guarantors jointly and severally agree that, as between the Guarantors and the Secured Parties, the obligations of each Borrower under this Agreement and the Notes, if any, may be declared to be forthwith due and payable as provided in Section 8.01 (and shall be deemed to have become automatically due and payable in the circumstances provided in Section 8.01) for purposes of Section 7.01, notwithstanding any stay, injunction or other prohibition preventing such declaration (or such obligations from becoming automatically due and payable) as against any Borrower and that, in the event of such declaration (or such obligations being deemed to have become automatically due and payable), such obligations (whether or not due and payable by the Borrowers) shall forthwith become due and payable by the Guarantors for purposes of Section 7.01.

SECTION 7.06. Instrument for the Payment of Money. Each Guarantor hereby acknowledges that the guarantee in this Article VII constitutes an instrument for the payment of money, and consents and agrees that any Secured Party or Agent, at its sole option, in the event of a dispute by such Guarantor in the payment of any moneys due hereunder, shall have the right to bring a motion-action under New York CPLR Section 3213.

SECTION 7.07. Continuing Guarantee. The guarantee in this Article VII is a continuing guarantee of payment and shall apply to all Guaranteed Obligations whenever arising.

SECTION 7.08. General Limitation on Guarantee Obligations. In any action or proceeding involving any state corporate limited partnership or limited liability company law, or any applicable state, federal or foreign bankruptcy, insolvency, reorganization or other law affecting the rights of creditors generally, if the obligations of any Guarantor under Section 7.01 would otherwise be held or determined to be void, voidable, invalid or unenforceable, or subordinated to the claims of any other creditors, on account of the amount of its liability under Section 7.01, then, notwithstanding any other provision to the contrary, the amount of such liability shall, without any further action by such Guarantor, any Loan Party or any other person, be automatically limited and reduced to the highest amount (after giving effect to the right of contribution established in Section 7.10) that is valid and enforceable and not subordinated to the claims of other creditors as determined in such action or proceeding.

SECTION 7.09. Release of Guarantors. If, in compliance with the terms and provisions of the Loan Documents, the Equity Interests of any Guarantor (or the parent company of any Guarantor) are sold or otherwise transferred such that such Guarantor no longer constitutes a Subsidiary (a “Transferred Guarantor”) to a person or persons, none of which is Holdings or a Subsidiary, such Transferred Guarantor shall, upon the consummation of such sale or transfer, be automatically released from its obligations under this Agreement (including under Section 10.03 hereof) and its obligations to pledge and grant any Collateral owned by it pursuant to any Security Document and the pledge of such Equity Interests to the Security Agent pursuant to the Security Documents shall be automatically released, and, so long as Holdings shall have provided the Agents such certifications or documents as any Agent shall reasonably request in order to demonstrate compliance with this Agreement, the Security Agent shall take such actions as promptly as practicable (and in any event within 30 days after notice to the Security Agent of such transfer) as are necessary or otherwise reasonably requested by Holdings to effect each release described in this Section 7.09 in accordance with the relevant provisions of the Security Documents.

Notwithstanding any other provision of this Agreement to the contrary, the release of any Swedish Transaction Security shall always be subject to the prior written consent of the Security Agent (such consent not to be unreasonably withheld or delayed but always granted at the Security Agent’s sole discretion), unless (a) the proceeds of the disposal of the assets secured or charged are to be paid to the Security Agent and are applied in prepayments of amounts outstanding under this Agreement or (b) the proceeds of the disposal are to be reinvested under and in accordance with Section 2.12(c) and (i) pending such reinvestment, are deposited in an interest-bearing blocked account in the name of the released Loan Party held with the Security Agent (or another Lender) over which a security interest is granted in favor of the Security Agent on substantially the same terms as the released Swedish Transaction Security and (ii) a security interest is granted in favor of the Security Agent in the assets that are being reinvested in on substantially the same terms as the released Swedish Transaction Security.

SECTION 7.10. Right of Contribution. Each Guarantor hereby agrees that to the extent that a Guarantor shall have paid more than its proportionate share of any payment made hereunder, such Guarantor shall be entitled to seek and receive contribution from and against any other Guarantor hereunder which has not paid its proportionate share of such payment. Each Guarantor’s right of contribution shall be subject to the terms and conditions of Section 7.04. The provisions of this Section 7.10 shall in no respect limit the obligations and liabilities of any Guarantor to the Administrative Agent and the Secured Parties, and each Guarantor shall remain liable to the Administrative Agent and the Secured Parties for the full amount guaranteed by such Guarantor hereunder.

SECTION 7.11. Non-U.S. Entity Guarantee Limitations. (a) France. Without limiting the generality of Section 7.08, the obligations and liabilities under Section 7.01 of each Guarantor organized under the laws of France (a “French Guarantor”) shall apply only insofar as required to (i) guarantee the payment obligations under this Agreement of its direct or indirect Subsidiaries which are or become Guarantors from time to time under this Agreement and (ii) guarantee the payment obligations of other the Borrowers and the other Guarantors that are not direct or indirect Subsidiaries of such Guarantor; provided that in such case such Guarantee shall be limited (A) to the payment obligations of all such obligors under the Revolving Loans or to the payment obligations of such obligors that have made available intra-group loans (directly or indirectly) to such Guarantor and (B) up to the amount directly (as the Borrowers under the Revolving Loans) or indirectly (by way of intra-group loans directly or indirectly from any Borrower) made available to such Guarantor and outstanding from time to time; provided that the amount payable by such Guarantor under the Guarantee shall not have the effect of placing such Guarantor into an insolvency situation as defined under article L. 621-1 of the French Commercial Code (the “Maximum Guaranteed Amount”). For the avoidance of doubt, any payment made by a French Guarantor in accordance with the immediately preceding sentence shall reduce the Maximum Guaranteed Amount in respect of such Guarantor. Notwithstanding any other provision of this Section 7.11(a), no French Guarantor shall secure liabilities under this Agreement which would result in such Guarantor not complying with French financial assistance rules as set out in article L. 225-216 of the French Commercial Code or would constitute a misuse of corporate assets within the meaning of article L. 241 3 or L. 242 6 of the French Commercial Code or any other law or regulation having the same effect, as interpreted by French courts. It is acknowledged that no French Guarantor is acting jointly and severally with the other Guarantors and shall not be considered as “co-débiteur solidaire” as to their obligations pursuant to the Guarantee.

(b) Netherlands. Without limiting the generality of Section 7.08, the obligations and liabilities under Section 7.01 of each Guarantor organized under the laws of the Netherlands do not apply to any liability to the extent it would result in that Guarantee constituting unlawful financial assistance under the Dutch Civil Code.

(c) Sweden. Without limiting the generality of Section 7.08, the obligations and liabilities under Section 7.01 of each Guarantor organized under the laws of Sweden in respect of obligations owed by Holdings or any Subsidiary that is not a Subsidiary of such Guarantor shall be limited if (and only if) and to the extent required by an application of the provisions of the Companies Act (Aktiebolagslagen) regulating distribution of assets (including profits and dividends and any other form of transfer of value (värdeöverföring) within the meaning of the Companies Act) and it is understood that the liability of such Guarantor under Section 7.01 in respect of such obligations only applies to the extent permitted by the above mentioned provisions of the Companies Act.

(d) Israel. Without limiting the generality of Section 7.08, the obligations and liabilities under Section 7.01 of each Guarantor organized under the laws of Israel will not apply to any amount outstanding under this Agreement if and to the extent that (i) payment by such Guarantor of such amount under the Guarantee would be finally determined by a competent court of final instance to be an unlawful distribution under the Israeli Companies Act, 5759-1999, or (ii) the accession of such Guarantor to this Agreement as a Guarantor would be finally determined by a competent court of final instance to be a distribution under the Israeli Companies Act, 5759-1999, unless and to the extent that, notwithstanding such determination, the payment by such Guarantor of any amount under the Guarantee would be a lawful distribution at the relevant time.

(e) England and Wales. Without limiting the generality of Section 7.08, the obligations and liabilities under Section 7.01 of each Guarantor organized under the laws of England and Wales (an “English Guarantor”) shall not apply to any liability to the extent that it would result in the Guarantees constituting unlawful financial assistance within the meaning of sections 678 and 679 of the Companies Act 2006 and, with respect to any person which accedes to this Agreement as an English Guarantor, is subject to any limitations set out in the Joinder Agreement applicable to such additional English Guarantor.

ARTICLE VIII

EVENTS OF DEFAULT

SECTION 8.01. Events of Default. Upon the occurrence and during the continuance of the following events (“Events of Default”):

(a) any Borrower shall fail to pay any principal of any Loan or any reimbursement obligation in respect of any LC Disbursement when and as the same shall become due and payable, whether at the due date thereof (including a Repayment Date) or at a date fixed for prepayment (whether voluntary or mandatory) thereof or by acceleration thereof or otherwise;

(b) any Borrower shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in paragraph (a) of this Section 8.01) due under any Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of three Business Days;

(c) any representation or warranty made or deemed made by or on behalf of Holdings, the Borrower or any Restricted Subsidiary in or in connection with any Loan Document or Credit Extension hereunder, or any representation, warranty or certification contained in any report, certificate, financial statement or other instrument furnished in connection with or pursuant to any Loan Document, shall prove to have been false or misleading in any material respect when so made, deemed made or furnished;

(d) default shall be made in the due observance or performance by any Loan Party (or Super Holdco, with respect to a default in the due observance or performance of Section 6.18) of any covenant, condition or agreement contained in Section 5.02, 5.03(a) (solely with respect to any Loan Parties) or 5.08 or in Article VI (subject, in the case of the covenants set forth in Section 6.09, to the “equity cure” permitted under Section 8.04);

(e) default shall be made in the due observance or performance by any Loan Party of any covenant, condition or agreement contained in any Loan Document (other than those specified in paragraphs (a), (b) and (d) of this Section 8.01) and such default shall continue unremedied or shall not be waived for a period of 30 days after written notice thereof from the Administrative Agent (including at the request of any Lender) or the Required Lenders to the Borrowers;

(f) Holdings or any Restricted Subsidiary shall (i) fail to pay any principal or interest (or, in the case of any Hedging Agreement, any termination payment or other payment obligation), regardless of amount, due in respect of any Indebtedness (other than the Obligations) or Hedging Obligations, when and as the same shall become due and payable beyond any applicable grace period (including being in a state of cessation des paiements within the meaning of the French Commercial Code) or (ii) after giving effect to any grace period, fail to observe or perform any other term, covenant, condition or agreement contained in any agreement or instrument evidencing or governing any such Indebtedness or such Hedging Obligations, as the case may be, if the effect of any failure referred to in this clause (ii) is to cause, or to permit the holder or holders of such Indebtedness or a trustee or other representative on its or their behalf (or, in the case of any Hedge Agreement, the applicable counterparty) (with or without the giving of notice, the lapse of time or both) to cause, such Indebtedness or such Hedging Obligations, as the case may be, to become due prior to its stated maturity or become subject to a mandatory offer purchase by the obligor (or, in the case of any Hedging Agreement, to cause the termination thereof); provided that it shall not constitute an Event of Default pursuant to this paragraph (f) unless the aggregate amount of all such Indebtedness and Hedging Obligations referred to in clauses (i) and (ii) then exceeds $20,000,000 (provided that, in the case of Hedging Obligations, the amount counted for this purpose shall be the amount payable by Holdings and the Restricted Subsidiaries if such Hedging Obligations were terminated at such time);

(g) an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of Super Holdco, Holdings or any other Loan Party, or of a substantial part of the property of Super Holdco, Holdings or any other Loan Party, under Title 11 of the U.S. Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, administration, receivership or similar law; (ii) the appointment of a receiver, interim receiver, trustee, custodian, administrator, sequestrator, conservator or similar official for Super Holdco, Holdings or any other Loan Party or for a substantial part of the property of Super Holdco, Holdings or any other Loan Party; (iii) the winding-up or liquidation of Super Holdco, Holdings or any other Loan Party; or (iv) any analogous procedure or step is taken in any jurisdiction; and such proceeding or petition shall continue undismissed for 30 days or an order or decree approving or ordering any of the foregoing shall be entered;

(h) Super Holdco, Holdings or any other Loan Party shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law; (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in paragraph (g) of this Section 8.01; (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Super Holdco, Holdings or any other Loan Party or for a substantial part of the property of Super Holdco, Holdings or any other Loan Party; (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding; (v) make a general assignment for the benefit of creditors; (vi) become unable, admit in writing its inability or fail generally to pay its debts as they become due; (vii) take any action for the purpose of effecting any of the foregoing; (viii) except as expressly permitted by Section 6.05, wind up or liquidate; or (ix) any analogous procedure or step is taken in any jurisdiction;

(i) one or more judgments, orders or decrees for the payment of money in an aggregate amount in excess of $25,000,000 (to the extent not covered by independent third party insurance as to which the insurer is rated at least “A” by A.M. Best Company and has not denied coverage) shall be rendered against Holdings or any Restricted Subsidiary or any combination thereof and the same shall remain undischarged, unvacated or unbonded for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to levy upon properties of Holdings or any Restricted Subsidiary to enforce any such judgment;

(j) one or more ERISA Events or similar events shall have occurred that, in the opinion of the Required Lenders, when taken together with all other such ERISA Events and similar events that have occurred, could reasonably be expected to result in a Material Adverse Effect or in the imposition of a Lien on any properties of Holdings or any Restricted Subsidiary;

(k) any security interest and Lien purported to be created by any Security Document with respect to any Collateral having a value, individually or in the aggregate, in excess of $2,500,000 shall cease to be, or shall be asserted in writing by any Loan Party not to be, in full force and effect and providing a perfected first priority security interest in and Lien on such Collateral thereunder in favor of the Security Agent (subject only to the Permitted Liens), all to the extent required pursuant to the terms of the applicable Security Document;

(l) any Loan Document or any material provisions thereof shall at any time and for any reason be declared by a court of competent jurisdiction to be null and void, or a proceeding shall be commenced by any Loan Party or any other person, or by any Governmental Authority, seeking to establish the invalidity or unenforceability thereof (exclusive of questions of interpretation of any provision thereof), or any Loan Party shall repudiate or deny in writing any portion of its liability or obligation for the Obligations; or

(m) there shall have occurred a Change in Control;

then, and in every such event (other than an event with respect to Super Holdco, Holdings or any Borrower described in paragraph (g) or (h) of this Section 8.01), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to Holdings, take any or all of the following actions, at the same or different times: (i) terminate forthwith the Commitments and (ii) declare the Loans then outstanding to be forthwith due and payable in whole or in part, whereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and any unpaid accrued fees and all other Obligations of the Borrowers accrued hereunder and under any other Loan Document, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrowers and the Guarantors, anything contained herein or in any other Loan Document to the contrary notwithstanding; and in any event, with respect to Super Holdco, Holdings or any Borrower described in paragraph (g) or (h) of this Section 8.01, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and any unpaid accrued fees and all other Obligations of the Borrowers accrued hereunder and under any other Loan Document, shall automatically become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrowers and the Guarantors, anything contained herein or in any other Loan Document to the contrary notwithstanding. In the event the Commitments are terminated and the Loans are declared to be or otherwise become forthwith due and payable in accordance with this paragraph, the Administrative Agent may, and at the request of the Required Lenders shall, (x) enforce the Guarantees and (y) instruct the Security Agent to take any action permitted under the Security Documents with respect to an Event of Default.

In respect of a Loan Party which is incorporated or established in France, a reference in this Section 8.01 to (a) an “inability to pay debts” includes such Loan Party being in a state of cessation des paiements within the meaning of the French Commercial Code; (b) a “moratorium” includes a moratorium under a conciliation procedure in accordance with articles L. 611-4 to L. 611-15 of the French Commercial Code; (c) a “similar official” shall include a conciliateur, mandataire ad hoc, administrateur judiciare or mandataire liquidateur or any other person appointed as a result of any proceedings described in clause (e)(i) of this paragraph; (d) a “winding-up”, “dissolution” or “administration” includes a redressement judiciaire, cession totale de l’entreprise, liquidation judiciaire or a procédure de sauvegarde (including the sauvegarde financière accélérée) under Livre Sixième of the French Commercial Code; and (e) “any analogous procedure or step” shall include (i) proceedings for the appointment of a mandataire ad hoc or for a conciliation in accordance with articles L. 611-3 to L. 611-15 of the French Commercial Code and (ii) the entry of a judgment for sauveguarde, redressement judiciare, cession totale de l’entreprise or liquidation judiciaire under articles L. 620-1 to L. 644-6 of the French Commercial Code.

SECTION 8.02. Rescission. If at any time after termination of the Commitments or acceleration of the maturity of the Loans, the Borrowers shall pay all arrears of interest and all payments on account of principal of the Loans owing by it that shall have become due otherwise than by acceleration (with interest on principal and, to the extent permitted by law, on overdue interest, at the rates specified herein) and all Defaults (other than non-payment of principal of and accrued interest on the Loans due and payable solely by virtue of acceleration) shall be remedied or waived pursuant to Section 10.02, then upon the written consent of the Required Lenders and written notice to Holdings, the termination of the Commitments or the acceleration and their consequences may be rescinded and annulled; but such action shall not affect any subsequent Default or impair any right or remedy consequent thereon. The provisions of the preceding sentence are intended merely to bind the Lenders to a decision that may be made at the election of the Required Lenders, and such provisions are not intended to benefit the Borrowers and do not give the Borrowers the right to require the Lenders to rescind or annul any acceleration hereunder, even if the conditions set forth herein are met.

SECTION 8.03. Application of Proceeds. The proceeds received by the Security Agent in respect of any sale of, collection from or other realization upon all or any part of the Collateral pursuant to the exercise by the Security Agent of its remedies shall be applied, in full or in part, together with any other sums then held by the Security Agent pursuant to this Agreement, promptly by the Security Agent as follows:

(a) First, to the payment of all reasonable costs and expenses, fees, commissions and Taxes of such sale, collection or other realization including compensation to the Agents and their respective agents and counsel, and all expenses, liabilities and advances made or incurred by any Agent in connection therewith and all amounts for which any Agent is entitled to indemnification pursuant to the provisions of any Loan Document, together with interest on each such amount at the highest rate then in effect under this Agreement from and after the date such amount is due, owing or unpaid until paid in full;

(b) Second, to the payment of all other reasonable costs and expenses of such sale, collection or other realization including compensation to the other Secured Parties and their agents and counsel and all costs, liabilities and advances made or incurred by the other Secured Parties in connection therewith, together with interest on each such amount at the highest rate then in effect under this Agreement from and after the date such amount is due, owing or unpaid until paid in full;

(c) Third, without duplication of amounts applied pursuant to clauses (a) and (b) of this Section 8.03, to the indefeasible payment in full in cash, pro rata, of interest and other amounts constituting Obligations (other than principal) and any fees, premiums and scheduled periodic payments due under Hedging Agreements or Treasury Services Agreements constituting Secured Obligations and any interest accrued thereon, in each case equally and ratably in accordance with the respective amounts thereof then due and owing;

(d) Fourth, to the indefeasible payment in full in cash, pro rata, of principal amount of the Obligations and any premium thereon and any breakage, termination or other payments under Hedging Agreements and Treasury Services Agreements constituting Secured Obligations and any interest accrued thereon, in each case equally and ratably in accordance with the respective amounts thereof then due and owing; and

(e) Fifth, the balance, if any, to the person lawfully entitled thereto (including the applicable Loan Party or its successors or assigns) or as a court of competent jurisdiction may direct.

In the event that any such proceeds are insufficient to pay in full the items described in clauses (a) through (e) of this Section 8.03, the Loan Parties (subject, other than with respect to the Borrowers, to the limitations set forth in Section 7.11) shall remain liable, jointly and severally, for any deficiency.

SECTION 8.04. Equity Cure. (a) Notwithstanding anything to the contrary contained in Section 8.01, in the event that Holdings fails to comply with the requirements of either covenant under Section 6.09, until the expiration of the tenth Business Day subsequent to the date the Compliance Certificate is required to be delivered pursuant to Section 5.01(c), the direct or indirect holders of Equity Interests in Holdings (other than Holdings or any of its Subsidiaries) shall have the right to contribute cash in an aggregate amount equal to the amount necessary to cure the relevant failure to comply with such covenant to Holdings as common equity (the “Cure Right”), and upon the receipt by Holdings of such cash (the “Cure Amount”) pursuant to the exercise by such holders of Equity Interests in Holdings of such Cure Right, such covenant shall be recalculated giving effect to the following pro forma adjustments:

(i) Consolidated EBITDA shall be increased, solely for the purpose of measuring compliance with the covenants under Section 6.09 and not for any other purpose under this Agreement, by an amount equal to the Cure Amount; and

(ii) if, after giving effect to the foregoing recalculations, Holdings shall then be in compliance with the requirements of the covenants under Section 6.09, Holdings shall be deemed to have satisfied the requirements of the covenants under Section 6.09 as of the relevant date of determination with the same effect as though there had been no failure to comply therewith at such date, and the applicable breach or Default or Event of Default of the covenants under Section 6.09 that had occurred shall be deemed cured for this purpose under this Agreement.

(b) Notwithstanding anything herein to the contrary, (i) in each four-fiscal-quarter period of Holdings there shall be at least two fiscal quarters in which the Cure Right is not exercised, (ii) the Cure Rights may not be exercised under this Section 8.04 more than four times in the aggregate during term of this Agreement and (iii) the Cure Amount shall not exceed the amount required to cause Holdings to be in compliance with the covenants under Section 6.09. Contributions made pursuant to this Section 8.04 shall be disregarded for purposes of determining any baskets with respect to the covenants (including the related definitions) set forth herein, except as otherwise expressly contemplated by this Section 8.04.

ARTICLE IX

THE ADMINISTRATIVE AGENT AND THE SECURITY AGENT

SECTION 9.01. Appointment and Authority. Each of the Lenders and the Issuing Banks hereby irrevocably appoints (a) JPMorgan Chase Bank (and any successor Administrative Agent appointed as provided herein) to act on its behalf as the United States administrative agent hereunder and under the other Loan Documents (and JPMorgan Chase Bank hereby accepts such appointment) and (b) J.P. Morgan Europe Limited (and any successor London Agent appointed as provided herein) to act on its behalf as the London administrative agent hereunder and under the other Loan Documents (and J.P. Morgan Europe Limited hereby accepts such appointment), and authorizes such Agents to take such actions on its behalf and to exercise such powers as are delegated to such Agents by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. Except as expressly provided in Section 9.02, each of the Secured Parties hereby irrevocably appoints J.P. Morgan Europe Limited (and any successor Security Agent appointed as provided herein) to act on its behalf as the security agent hereunder and under the other Loan Documents (and J.P. Morgan Europe Limited hereby accepts such appointment) and authorizes the Security Agent to take such actions on its behalf and to exercise such powers as are delegated to the Security Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. With the exception of the second and fifth sentences of Section 9.10, the provisions of this Article are solely for the benefit of the Administrative Agent, the Security Agent, the London Agent, the Issuing Banks and the Lenders, and neither the Borrowers nor any other Loan Party shall have rights as a third party beneficiary of any of such provisions.

SECTION 9.02. Trust and Security Agency. (a) Each Secured Party appoints the Security Agent to act as security trustee under and in connection with the Loan Documents in relation to any security interest which is expressed to be or is construed to be governed by English law, and the Security Agent accepts that appointment.

(b) The Security Agent declares that it shall act as security trustee under and in connection with the Loan Documents and shall hold the Collateral on trust for the Secured Parties on the terms contained in the Loan Documents and shall not be the agent, trustee, fiduciary of any Loan Party or any other person under or in connection with any Loan Document.

(c) Subject to paragraph (d) of this Section, paragraph (b) of this Section shall not apply to any Security Document which is expressed to be or is construed to be governed by any law other than English law or any other law (other than United States law) from time to time designated by the Security Agent and a Loan Party or any Lien arising under any such Security Document.

(d) Paragraph (c) of this Section shall not affect or limit paragraph (d) of Section 10.19 nor the applicability of the provisions of this Agreement with respect to any Security Document which is expressed to be or is construed to be governed by any law other than English law or any other law from time to time designated by the Security Agent and a Loan Party or any Lien arising under any such Security Document.

(e) Where the Security Agent holds Collateral in its own right securing its claims under Section 10.19, the Security Agent shall hold such Collateral for the benefit of the Secured Parties.

SECTION 9.03. No Responsibility to Perfect Collateral. The Security Agent shall not be liable for any failure to:

(a) require the deposit with it of any deed or document certifying, representing or constituting the title of any Loan Party to any of the Collateral;

(b) obtain any license, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any of the Loan Documents or the Collateral;

(c) register, file or record or otherwise protect any of the Collateral (or the priority of any of the Collateral) under any applicable laws in any jurisdiction or to give notice to any person of the execution of any of the Loan Documents or of the Collateral;

(d) take, or to require any of the Loan Parties to take, any steps to perfect its title to any of the Collateral or to render the Collateral effective or to secure the creation of any ancillary security interest under the laws of any jurisdiction; or

(e) require any further assurances in relation to any of the Security Documents.

SECTION 9.04. Insurance by Security Agent. (a) The Security Agent shall not be under any obligation to insure any of the Collateral, to require any other person to maintain any insurance or to verify any obligation to arrange or maintain insurance contained in the Loan Documents. The Security Agent shall not be responsible for any loss which may be suffered by any person as a result of the lack of or inadequacy of any insurance.

(b) Where the Security Agent is named on any insurance policy as an insured party, it shall not be responsible for any loss which may be suffered by reason of, directly or indirectly, its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless an Agent shall have requested it to do so in writing and the Security Agent shall have failed to do so within fourteen days after receipt of that request.

SECTION 9.05. Custodians and Nominees. The Security Agent may appoint and pay any person to act as a custodian or nominee on any terms in relation to any assets of the trust as the Security Agent may determine, including for the purpose of depositing with a custodian this Agreement or any document relating to the trust created under this Agreement and the Security Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Agreement or be bound to supervise the proceedings or acts of any person.

SECTION 9.06. Rights as a Lender. Each person serving as an Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not an Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include each person serving as an Agent hereunder in its individual capacity.

Such person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with Holdings or any Subsidiary or other Affiliate thereof as if such person were not an Agent hereunder and without any duty to account therefor to the Lenders.

SECTION 9.07. Exculpatory Provisions. No Agent shall have any duties or obligations except those expressly set forth herein and in the other Loan Documents. Without limiting the generality of the foregoing, no Agent:

(i) shall be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(ii) shall have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that such Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided that such Agent shall not be required to take any action that, in its judgment or the judgment of its counsel, may expose such Agent to liability or that is contrary to any Loan Document or applicable Requirements of Law; and

(iii) shall, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to Holdings or any of its Affiliates that is communicated to or obtained by the person serving as such Agent or any of its Affiliates in any capacity.

No Agent shall be liable for any action taken or not taken by it (x) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as such Agent shall believe in good faith shall be necessary, under the circumstances as provided in Section 2.04(i) or Section 10.02) or (y) in the absence of its own gross negligence or willful misconduct. No Agent shall be deemed to have knowledge of any Default unless and until notice describing such Default is given to such Agent by the Borrowers or a Lender.

No Agent shall be responsible for or have any duty to ascertain or inquire into (a) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (b) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (c) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (d) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (e) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to such Agent. Without limiting the generality of the foregoing, the use of the term “Agent” in this Agreement with reference to the Administrative Agent, the London Agent or the Security Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead, such term is used merely as a matter of market custom and is intended to create or reflect only an administrative relationship between independent contracting parties.

Each party to this Agreement acknowledges and agrees that the Administrative Agent will use an outside service provider for the tracking of all UCC financing statements required to be filed pursuant to the Loan Documents and notification to the Administrative Agent, of, among other things, the upcoming lapse or expiration thereof, and that such service provider will be deemed to be acting at the request and on behalf of the Borrowers and the other Loan Parties. No Agent shall be liable for any action taken or not taken by such service provider.

SECTION 9.08. Reliance by Agent. Each Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper person. Each Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper person, and shall not incur any liability for relying thereon. Each Secured Party confirms that each of the Arrangers, the Facility Agent and the London Agent has authority to (a) accept on its behalf, and ratifies the acceptance on its behalf of, any letters or reports already accepted by any Arranger, the Administrative Agent or the London Agent and the terms of any reliance letter or engagement letters relating to any reports or letters provided by accountants in connection with the Loan Documents or the transactions contemplated by the Loan Documents, (b) bind it in respect of those reports or letters and (c) sign such letters on its behalf, and each Secured Party further confirms that it accepts the terms and qualifications set out in such letters. In determining compliance with any condition hereunder to the making of a Loan that by its terms must be fulfilled to the satisfaction of a Lender, each Agent may presume that such condition is satisfactory to such Lender unless such Agent shall have received notice to the contrary from such Lender prior to the making of such Loan. Each Agent may consult with legal counsel (who may be counsel for the Borrowers), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

SECTION 9.09. Delegation of Duties. Each Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through, or delegate any and all such rights and powers to, any one or more sub-agents appointed by such Agent. Each Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of each Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Agent.

SECTION 9.10. Resignation of Agent. Each Agent may at any time give notice of its resignation to the Lenders and Holdings. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, so long as no Event of Default has occurred and is continuing with the consent of Holdings (such consent not to be unreasonably withheld or delayed), to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Agent gives notice of its resignation, then the retiring Agent may, on behalf of the Lenders, appoint a successor Agent meeting the qualifications set forth above; provided that if the Agent shall notify Holdings and the Lenders that no qualifying person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Security Agent on behalf of the Lenders under any of the Loan Documents, the retiring Security Agent shall continue to hold such collateral security as nominee until such time as a successor Security Agent is appointed) and (b) all payments, communications and determinations provided to be made by, to or through an Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Agent in consultation with Holdings as provided for above in this paragraph. Upon the acceptance of a successor’s appointment as Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Agent, and the retiring Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this paragraph). The fees payable by the Borrowers to a successor Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrowers and such successor. After the retiring Agent’s resignation hereunder and under the other Loan Documents, the provisions of this Article IX and Section 10.03 shall continue in effect for the benefit of such retiring Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Agent was acting as Agent.

SECTION 9.11. Non-Reliance on Agent and Other Lenders. Each Lender and each Issuing Bank acknowledges that it has, independently and without reliance upon any Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and each Issuing Bank further represents and warrants that it has reviewed the Confidential Information Memorandum and each other document made available to it on the Platform in connection with this Agreement and has acknowledged and accepted the terms and conditions applicable to the recipients thereof. Each Lender and each Issuing Bank also acknowledges that it will, independently and without reliance upon any Agent or any other Lender and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.

SECTION 9.12. Withholding Tax. To the extent required by any applicable law, the Agents may withhold from any payment to any Lender or any Issuing Bank an amount equivalent to any applicable withholding Tax. If the Internal Revenue Service or any other authority of the United States or other jurisdiction asserts a claim that an Agent did not properly withhold Tax from amounts paid to or for the account of any Lender or any Issuing Bank for any reason (including, without limitation, because the appropriate form was not delivered or not property executed, or because such Lender or such Issuing Bank failed to notify the Agents of a change in circumstance that rendered the exemption from, or reduction of withholding Tax ineffective), such Lender or such Issuing Bank, as the case may be, shall indemnify and hold harmless each Agent (to the extent that such Agent has not already been reimbursed by the Borrowers and without limiting the obligation of the Borrowers to do so) for all amounts paid, directly or indirectly, by such Agent as Taxes or otherwise, including any interest, additions to Tax or penalties thereto, together with all expenses incurred, including legal expenses and any other out-of-pocket expenses, whether or not such Tax was correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender or any Issuing Bank by the Applicable Agent shall be conclusive absent manifest error.

SECTION 9.13. No Other Duties, etc. Anything herein to the contrary notwithstanding, none of the Arrangers, the Bookrunners, the Syndication Agent or the Documentation Agents listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as an Agent, an Issuing Bank or a Lender hereunder.

SECTION 9.14. Collateral Matters. The Lenders irrevocably agree that any Lien on any property granted to or held by any Agent under any Loan Document shall be automatically released (a) when all Obligations (which, for clarity, do not include (x) Hedging Obligations not yet due and payable, (y) obligations under Treasury Services Agreements not yet due and payable and (z) contingent indemnification obligations not yet accrued and payable) have been paid in full, the Lenders have no further commitment to lend under this Agreement, the LC Exposure has been reduced to zero and the Issuing Banks have no further obligation to issue Letters of Credit under this Agreement (or the outstanding Letters of Credit shall have been cash collateralized in a manner satisfactory to the applicable Issuing Banks, with the obligation of the Revolving Lenders to purchase participations therein being terminated), (b) at the time the property subject to such Lien is transferred or to be transferred as part of or in connection with any transfer permitted hereunder or under any other Loan Document (and the Administrative Agent or Security Agent may rely conclusively on a certificate to that effect provided to it by any Loan Party upon its reasonable request without further inquiry) to any person other than a Loan

Party, (c) subject to Section 10.02, if the release of such Lien is approved, authorized or ratified in writing by the Required Lenders, (d) if the property subject to such Lien is owned by a Guarantor, upon release of such Guarantor from its obligations under its Guaranty pursuant to Section 7.09 and (e) in conjunction with the enforcement of the Security Agent’s remedies under and in accordance with the terms of the Security Documents.

In each case as specified in this Section 9.14, the Administrative Agent or the Security Agent will (and each Lender irrevocably authorizes each of the Administrative Agent and the Security Agent to), at the Borrowers’ expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such item of Collateral from the security interest granted under the Collateral Documents, in each case in accordance with the terms of the Loan Documents, Section 7.09 and this Section 9.14.

SECTION 9.15. Rights of Secured Parties. (a) No Secured Party shall have any right individually to realize upon any of the Collateral or to enforce any Guarantee of the Secured Obligations, it being understood and agreed that all powers, rights and remedies under the Loan Documents may be exercised solely by the applicable Agent on behalf of the Secured Parties in accordance with the terms thereof. In the event of a foreclosure by the Security Agent on any of the Collateral pursuant to a public or private sale or other disposition, the Security Agent or any Lender may be the purchaser or licensor of any or all of such Collateral at any such sale or other disposition, and the Security Agent, as agent for and representative of the Secured Parties (but not any Lender or Lenders in its or their respective individual capacities unless the Required Lenders shall otherwise agree in writing) shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such public sale, to use and apply any of the Obligations as a credit on account of the purchase price for any collateral payable by the Security Agent on behalf of the Secured Parties at such sale or other disposition. Each Secured Party, whether or not a party hereto, will be deemed, by its acceptance of the benefits of the Collateral and of the Guarantees of the Secured Obligations provided under the Loan Documents, to have agreed to the foregoing provisions.

(b) In furtherance of the foregoing and not in limitation thereof, no Hedging Agreement the obligations under which constitute Secured Obligations will create (or be deemed to create) in favor of any Secured Party that is a party thereto any rights in connection with the management or release of any Collateral or of the obligations of any Loan Party under any Loan Document. By accepting the benefits of the Collateral, each Secured Party that is a party to any such Hedging Agreement shall be deemed to have appointed the Security Agent to serve as security agent under the Loan Documents and agreed to be bound by the Loan Documents as a Secured Party thereunder, subject to the limitations set forth in this paragraph.

ARTICLE X

MISCELLANEOUS

SECTION 10.01. Notices. (a) Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopier as follows:

(i) if to any Loan Party, to Holdings at:

NDS Group Limited

One London Road

Staines, Middlesex TW18 4EX

United Kingdom

Attention: Yael Fainaro

Telecopier No.: 44 178 484 8600

Email: yfainaro@nds.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attention: Stephanie Teicher

Telecopier No.: 1 917 777 2181

Email: stephanie.teicher@skadden.com

(ii) if to the Administrative Agent, to it at:

JPMorgan Chase Bank, N.A.

383 Madison Avenue, Floor 24

New York, NY 10179

Attention: Christophe Vohmann

Telecopier No.: 1 212 270 4584

Email: Christophe.vohmann@jpmorgan.com

with a copy to:

JPMorgan Chase Bank

10 Aldermanbury, 4th Floor

London, EC2V 7RF

Attention: Laurence Manessian

Telecopier No.: 44 207 777 1493

Email: Laurence.a.Manessian@jpmorgan.com

JPMorgan Chase Bank, N.A.

1111 Fannin Street, Floor 10

Houston, TX 77002-6925

Attention: Maryann Bui

Telecopier No.: 1 713 7502878

Email: Maryann.t.bui@jpmchase.com

(iii) if to the London Agent or the Security Agent, to it at:

J.P. Morgan Europe Limited

125 London Wall, 9th Floor

London, EC2Y 5AJ

Attention: Suchi PL

Telecopier No.: 44 207 777 2360

Email: Suchi.p.l@jpmorgan.com

with a copy to:

JPMorgan Chase Bank

10 Aldermanbury, 4th Floor

London, EC2V 7RF

Attention: Laurence Manessian

Telecopier No.: 44 207 777 1493

Email: Laurence.a.Manessian@jpmorgan.com

(iv) if to a Lender or an Issuing Bank, to it at its address (or telecopier number) set forth in its Administrative Questionnaire.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by telecopier shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices delivered through electronic communications to the extent provided in paragraph (b) below shall be effective as provided in said paragraph (b).

(b) Electronic Communications. Notices and other communications to the Lenders and the Issuing Banks hereunder may (subject to Section 10.01(d)) be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices to any Lender or Issuing Bank pursuant to Article II if such Lender or Issuing Bank, as the case may be, has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. Each Agent or the Borrowers may, in their discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it (including as set forth in Section 10.01(d)); provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement); provided that if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient, and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor.

(c) Change of Address, etc. Any party hereto may change its address or telecopier number for notices and other communications hereunder by notice to the other parties hereto.

(d) Posting. Each Loan Party hereby agrees that it will provide to the Administrative Agent and the London Agent all information, documents and other materials that it is obligated to furnish to the Administrative Agent or the London Agent pursuant to this Agreement and any other Loan Document, including all notices, requests, financial statements, financial and other reports, certificates and other information materials, but excluding any such communication that (i) relates to a request for a new, or a conversion of an existing, Borrowing or other Credit Extension (including any election of an interest rate or interest period relating thereto), (ii) relates to the payment of any principal or other amount due under this Agreement prior to the scheduled date therefor, (iii) provides notice of any Default under this Agreement or (iv) is required to be delivered to satisfy any condition precedent to the effectiveness of this Agreement and/or any borrowing or other extension of credit hereunder (all such non-excluded communications, collectively, the “Communications”), by transmitting the Communications in an electronic/soft medium in a format reasonably acceptable to the Administrative Agent at Maryann.t.bui@jpmchase.com and to the London Agent at Suchi.p.l@jpmorgan.com or at such other e-mail address(es) provided to the Borrowers from time to time or in such other form, including hard copy delivery thereof, as the Administrative Agent or the London Agent, as the case may be, shall require. In addition, each Loan Party agrees to continue to provide the Communications to the Administrative Agent and the London Agent in the manner specified in this Agreement or any other Loan Document or in such other form, including hard copy delivery thereof, as the Administrative Agent or the London Agent, as the case may be, shall require. Nothing in this Section 10.01 shall prejudice the right of the Agents, any Lender or any Loan Party to give any notice or other communication pursuant to this Agreement or any other Loan Document in any other manner specified in this Agreement or any other Loan Document or as any such Agent shall require.

To the extent consented to by the Administrative Agent or the London Agent, as the case may be, in writing from time to time, each of the Administrative Agent and the London Agent agrees that receipt of the Communications by the Administrative Agent or by the London Agent, as the case may be, at its e-mail address(es) set forth above shall constitute effective delivery of the Communications to the Administrative Agent or the London Agent, as the case may be, for purposes of the Loan Documents; provided that Holdings upon request shall also deliver to the Administrative Agent an executed original of each Compliance Certificate required to be delivered hereunder.

Each Loan Party further agrees that each Agent may make the Communications available to the Lenders and the Issuing Banks by posting the Communications on IntraLinks or a substantially similar electronic transmission system (the “Platform”). The Platform is provided “as is” and “as available”. The Agents do not warrant the accuracy or completeness of the Communications or the adequacy of the Platform and expressly disclaim liability for errors or omissions in the communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third party rights or freedom from viruses or other code defects, is made by any Agent in connection with the Communications or the Platform. In no event shall any Agent or any of its Related Parties have any liability to the Loan Parties, any Lender or any other person for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of any Loan Party’s or any Agent’s transmission of communications through the Internet, except to the extent the liability of such person is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such person’s gross negligence or wilful misconduct.

SECTION 10.02. Waivers; Amendment. (a) Generally. No failure or delay by any Agent, any Issuing Bank or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of each Agent, each Issuing Bank and each Lender hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of any Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by this Section 10.02, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or the issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether any Agent, any Issuing Bank or any Lender may have had notice or knowledge of such Default at the time. No notice or demand on any Borrower in any case shall entitle the Borrowers to any other or further notice or demand in similar or other circumstances.

(b) Required Consents. Subject to Section 10.02(c), neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended, supplemented or modified except, in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by the Borrowers and the Administrative Agent or, in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Administrative Agent, the Security Agent (in the case of any Security Document) and the Loan Party or Loan Parties that are party thereto, in each case with the written consent of the Required Lenders; provided that no such agreement shall be effective if the effect thereof would:

(i) increase the Commitment of any Lender without the written consent of such Lender (it being understood that no amendment, modification, termination, waiver or consent with respect to any condition precedent, covenant or Default shall constitute an increase in the Commitment of any Lender);

(ii) reduce the principal amount or premium, if any, of any Loan or LC Disbursement or reduce the rate of interest thereon (other than interest pursuant to Section 2.08(d)), or reduce any fees payable hereunder, or change the form or currency of payment of any Obligation, without the written consent of each Lender directly affected thereby (it being understood that any amendment or modification to the financial definitions in this Agreement shall not constitute a reduction in the rate of interest for purposes of this clause (ii));

(iii) (A) change the scheduled final maturity of any Loan or the scheduled date of expiration of any Commitment, or any scheduled date of payment of or the installment otherwise due on the principal amount of any Loan under Section 2.11 or of any LC Disbursement, or any interest thereon, or any fees payable hereunder, or (B) change the amount of, waive or excuse any such payment (other than waiver of any increase in the interest rate pursuant to Section 2.08(d)), in any case, without the written consent of each Lender directly affected thereby;

(iv) increase the maximum duration of Interest Periods hereunder, without the written consent of each Lender directly affected thereby;

(v) permit the assignment or delegation by the Borrowers of any of their rights or obligations under any Loan Document, without the written consent of each Lender;

(vi) release all or substantially all of the Guarantors from their Guarantee (except as expressly provided in Article VII), or limit their liability in respect of such Guarantee, without the written consent of each Lender;

(vii) release all or substantially all of the Collateral from the Liens of the Security Documents or alter the relative priorities of the Secured Obligations entitled to the Liens of the Security Documents, in each case without the written consent of each Lender (it being understood that additional Loans pursuant to

Section 2.19 or consented to by the Required Lenders may be equally and ratably secured by the Collateral with the then existing Secured Obligations under the Security Documents);

(viii) change Section 2.16(b), (c) or (d) in a manner that would alter the pro rata sharing of payments or setoffs required thereby or any other provision in a manner that would alter the pro rata allocation among the Lenders of Loan disbursements, including the requirements of Sections 2.02(a), without the written consent of each Lender directly affected thereby;

(ix) change any provision of this Section 10.02(b) or Section 10.02(c), without the written consent of each Lender directly affected thereby (except for additional restrictions on amendments or waivers for the benefit of Lenders of additional Loans pursuant to Section 2.19 or consented to by the Required Lenders);

(x) change the percentage set forth in the definition of the term “Required Lenders” or “Required Tranche Lenders” or any other provision of any Loan Document (including this Section 10.02) specifying the number or percentage of Lenders required to waive, amend or modify any rights thereunder or make any determination or grant any consent thereunder, without the written consent of each Lender, other than to give any additional Lender or group of Lenders such right to waive, amend or modify or make any such determination or grant any such consent;

(xi) subordinate the Obligations to any other obligation, without the written consent of each Lender;

(xii) apply by its express terms to the rights of Lenders in respect of any Tranche of Loans in respect of payments or Collateral in a manner substantially different and adverse from any application of such agreement on the Lenders in respect of any other Tranche of Loans, unless consented to by the Required Tranche Lenders in respect of such Tranche of Loans; or

(xiii) change or waive any provision of Article IX as the same applies to any Agent or Issuing Bank, or any other provision hereof as the same applies to the rights or obligations of any Agent or Issuing Bank, in each case without the written consent of such Agent or Issuing Bank, as the case may be;

provided further that any waiver, amendment or modification prior to the completion of the primary syndication of the Commitments and Loans (as determined by the Arrangers) may not be effected without the written consent of the Arrangers.

(c) Collateral. Without the consent of any other person, the applicable Loan Party or Loan Parties and the Administrative Agent and/or Security Agent may (in its or their respective sole discretion, or shall, to the extent required by any Loan Document) enter into any amendment or waiver of any Loan Document, or enter into any new agreement or instrument, to effect the granting, perfection, protection, expansion or enhancement of any security interest in any Collateral or additional property to become Collateral for the benefit of the Secured Parties, or as required by local law to give effect to, or protect any security interest for the benefit of the Secured Parties, in any property or so that the security interests therein comply with applicable Requirements of Law or to effect the release of any Collateral upon disposition thereof by the applicable Loan Party or Parties to the extent the disposition thereof is not prohibited by the Loan Documents.

(d) Notwithstanding the foregoing, the Administrative Agent may, with the consent of the Borrowers and without the consent of any Lender or other person, amend, modify or supplement this Agreement or any other Loan Document in writing to cure any ambiguity, omission, defect or inconsistency.

SECTION 10.03. Expenses; Indemnity; Damage Waiver. (a) Costs and Expenses. The Borrowers shall jointly and severally pay (i) all reasonable and documented out-of-pocket expenses incurred by the Agents, the Arrangers, the Bookrunners and their respective Affiliates (including the reasonable and documented fees, charges and disbursements of one counsel for all such persons as well as one local counsel in each jurisdiction where a Loan Party is organized or under the laws of which a Security Document is governed) in connection with the syndication of the credit facilities provided for herein (including the obtaining and maintaining of CUSIP numbers for the Loans), the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendment, amendment and restatement, modification or waiver of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), including in connection with post-closing searches to confirm that security filings and recordations have been properly made and including any costs and expenses of the service provider referred to in Section 9.07, (ii) all reasonable and documented out-of-pocket expenses incurred by any Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder, (iii) all documented out-of-pocket expenses incurred by the Agents and any Lender (including the fees, charges and disbursements of any counsel for any Agent, any Issuing Bank or any Lender), in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section 10.03, or (B) in connection with the Loans made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans and (iv) all documentary and similar Taxes and charges in respect of the Loan Documents.

(b) Indemnification by Borrowers. The Borrowers shall jointly and severally indemnify the Administrative Agent (and any sub-agent thereof), the London Agent (and any sub-agent thereof), the Security Agent (and any sub-agent thereof), each Arranger, each Bookrunner, each Issuing Bank, each Lender and each Related Party of any of the foregoing persons (each such person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the fees, charges and disbursements of any counsel for any Indemnitee) incurred by any Indemnitee or asserted against any Indemnitee by any party hereto or any third party arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any amendment, amendment and restatement, modification or waiver of the provisions hereof or thereof, or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by an Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or Release or threatened Release of Hazardous Materials on, at, under or from any property owned, leased or operated by Holdings or any Subsidiary at any time, or any Environmental Claim related in any way to Holdings or any Subsidiary, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by any Borrower or any other Loan Party, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee.

(c) Reimbursement by Lenders. To the extent that any Borrower for any reason fails to indefeasibly pay any amount required under paragraph (a) or (b) of this Section 10.03 to be paid by it to the Administrative Agent (or any sub-agent thereof), the London Agent (or any sub-agent thereof), the Security Agent (or any sub-agent thereof), any Issuing Bank or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent thereof), the London Agent (or any such sub-agent thereof), the Security Agent (or any sub-agent thereof), such Issuing Bank or such Related Party, as the case may be, such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount (such indemnity shall be effective whether or not the related losses, claims, damages, liabilities and related expenses are incurred or asserted by any party hereto or any third party); provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent thereof), the London Agent (or any such sub-agent thereof), the Security Agent (or any such sub-agent thereof) or such Issuing Bank in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent thereof), the London Agent (or any such sub-agent thereof), the Security Agent (or any such sub-agent thereof) or such Issuing Bank in connection with such capacity. The obligations of the Lenders under this paragraph (c) are subject to the provisions of Section 2.16. For purposes hereof, a Lender’s “pro rata share” shall be determined based upon its share of the sum of the aggregate Revolving Exposures, outstanding Term Loans and unused Commitments at the time.

(d) Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable Requirements of Law, no Loan Party shall assert, and each Loan Party hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof. No Indemnitee referred to in paragraph (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby, except to the extent any such damages incurred by a Loan Party are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or wilful misconduct of such Indemnitee.

(e) Payments. All amounts due under this Section 10.03 shall be payable not later than three Business Days after demand therefor.

SECTION 10.04. Successors and Assigns. (a) Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, assigns and novatees permitted hereby, except that no Loan Party shall assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Agent (other than in connection with a merger or similar transaction, in each case expressly permitted hereunder) and each Lender and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i) to an Eligible Assignee in accordance with the provisions of paragraph (b) of this Section 10.04, (ii) by way of participation in accordance with the provisions of paragraph (d) of this Section 10.04, (iii) by way of pledge or assignment of a security interest subject to the restrictions of paragraph (f) of this Section 10.04 or (iv) by way of an assignment in accordance with the provisions of paragraph (h) or (i) of this Section 10.04 (and any other attempted assignment or transfer by any Loan Party or any Lender shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any person (other than the parties hereto, their respective successors, assigns and novatees permitted hereby (including any Affiliate of an Issuing Bank that issues any Letter of Credit), Participants to the extent provided in paragraph (d) of this Section 10.04 and, to the extent expressly contemplated hereby, the other Indemnitees) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Assignments by Lenders. Any Lender may at any time assign to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that

(i) except in the case of any assignment made in connection with the primary syndication of the Commitment and Loans by the Arrangers, the Bookrunners and their respective Affiliates or an assignment of the entire remaining amount of the assigning Lender’s Commitment and the Loans at the time owing to it or in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund with respect to a Lender, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $5,000,000 or its equivalent or, in the case of Term Loans, $1,000,000 (or, in the case of any Term Loan denominated in Euros, €1,000,000), unless each of the Administrative Agent and, so long as no Default has occurred and is continuing, the Borrowers otherwise consent (each such consent not to be unreasonably withheld or delayed);

(ii) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loan or the Commitment assigned, except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate Tranches on a non-pro rata basis;

(iii) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500, and the Eligible Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire; and

(iv) the Eligible Assignee shall have complied with all necessary “know your customer” or similar checks under all applicable laws in relation to the assignment of such Loans or Commitments to such Eligible Assignee.

Subject to acceptance and recording thereof by the Administrative Agent pursuant to paragraph (c) of this Section 10.04, from and after the effective date specified in each Assignment and Assumption, the Eligible Assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 2.14, 2.15, 2.17 and 10.03 with respect to facts and circumstances occurring prior to the effective date of such assignment. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (d) of this Section 10.04.

(c) Register. The Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the Borrowers, shall maintain at one of its offices in New York, New York a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive (absent manifest error), and the Borrowers, the Agents, the Issuing Banks and the Lenders shall treat each person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrowers, the London Agent, the Security Agent, any Issuing Bank and any Lender (with respect to its own interest only), at any reasonable time and from time to time upon reasonable prior notice.

(d) Participations. Any Lender may at any time, without the consent of, or notice to, the Borrowers, the Administrative Agent or any Issuing Bank, sell participations to any person (other than a natural person or Holdings or any of Holdings’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (iii) the Borrowers, the Agents, the Issuing Banks and the Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.

Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce the Loan Documents and to approve any amendment, modification or waiver of any provision of the Loan Documents; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in clause (i), (ii) or (iii) of the first proviso to Section 10.02(b) that affects such Participant. Subject to paragraph (e) of this Section 10.04, the Borrowers agree that each Participant shall be entitled to the benefits of Sections 2.14, 2.15 and 2.17 (subject to the requirements of those Sections) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section 10.04. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.08 as though it were a Lender; provided that such Participant agrees to be subject to Section 2.16 as though it were a Lender. In addition, each Lender selling a participation to one or more Participants under this Section 10.4(d) (i) shall, acting as a non-fiduciary agent of the Borrowers, keep a register, specifying each such Participant’s entitlement to payments of principal and interest with respect to such participation (the “Participant Register”), and (ii) shall collect from each such Participant the appropriate forms, certificates and statements described in Section 2.17 as if such Participant were a Lender under Section 2.17(k). The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. No Lender shall be required to provide copies of the Participant Register to any person except to comply with any applicable Requirements of Law.

(e) Limitations on Participant Rights. A Participant shall not be entitled to receive any greater payment under Sections 2.14, 2.15 and 2.17 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrowers’ prior written consent, not to be unreasonably withheld or delayed.

(f) Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto. In the case of any Lender that is a fund that invests in bank loans, such Lender may, without the consent of the Borrowers, the Administrative Agent or any Issuing Bank, collaterally assign or pledge all or any portion of its rights under this Agreement, including the Loans and Notes, if any, or any other instrument evidencing its rights as a Lender under this Agreement, to any holder of, trustee for, or any other representative of holders of, obligations owed or securities issued, by such fund, as security for such obligations or securities.

(g) Electronic Execution of Assignments. The words “execution”, “signed”, “signature”, and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Requirement of Law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

(h) Purchasing Borrower Parties. Notwithstanding anything else to the contrary contained in this Agreement, any Lender may assign all or a portion of its Term

Loans to any Purchasing Borrower Party in accordance with this Section 10.04(h) (which assignment will not constitute a prepayment of Loans for any purposes of this Agreement and the other Loan Documents); provided that:

(A) no Default or Event of Default has occurred or is continuing or would result therefrom;

(B) each Auction Purchase Offer shall be conducted in accordance with the procedures, terms and conditions set forth in this Section 10.04(h) and the Auction Procedures;

(C) the assigning Lender and Purchasing Borrower Party purchasing such Lender’s Term Loans, as applicable, shall execute and deliver to the Administrative Agent an assignment agreement substantially in the form of Exhibit P hereto (an “Affiliated Lender Assignment and Assumption”) in lieu of an Assignment and Assumption;

(D) for the avoidance of doubt, the Lenders shall not be permitted to assign Revolving Commitments or Revolving Loans;

(E) to the extent permitted by applicable law and not giving rise to any adverse tax consequence, any Term Loans assigned to any Purchasing Borrower Party shall be automatically and permanently cancelled upon the effectiveness of such assignment and will thereafter no longer be outstanding for any purpose hereunder (it being understood that except as expressly set forth in any such definition, any gains or losses by any Purchasing Borrower Party upon purchase or acquisition and cancellation of such Term Loans shall not be taken into account in the calculation of Excess Cash Flow, Consolidated Net Income and Consolidated EBITDA); provided that, if the cancellation of any such Term Loans is not permitted by applicable law or gives rise to adverse tax consequences, then the Purchasing Borrower Party holding such Term Loans shall be subject to paragraphs (ii) and (iii) of Section 10.04(i) to the same extent as if such Purchase Borrower Party were, instead, a Purchasing Debt Affiliate;

(F) the Purchasing Borrower Party shall not have any material non-public information (“MNPI”) with respect to Holdings, any Borrower or any of the Restricted Subsidiaries that either (a) has not been disclosed to the Lenders (other than Lenders that do not wish to receive MNPI with respect to Holdings, any Borrower or any of the Restricted Subsidiaries) on or prior to the date of any initiation of an Auction by such Purchasing Borrower Party or (b) if not disclosed to the Lenders, could reasonably be expected to have a material effect upon, or otherwise be material to, (i) a Lender’s decision to participate in any such Auction or (ii) the market price of the Term Loans; and

(G) no Purchasing Borrower Party may use the proceeds from Revolving Loans to purchase any Term Loans.

(i) Purchasing Debt Affiliates. (i) Notwithstanding anything else to the contrary contained in this Agreement, any Lender may assign all or a portion of its Term Loans to any Purchasing Debt Affiliate in accordance with this Section 10.04(i); provided that:

(A) no Default or Event of Default has occurred or is continuing or would result therefrom;

(B) the assigning Lender and Purchasing Debt Affiliate purchasing such Lender’s Term Loans, as applicable, shall execute and deliver to the Administrative Agent an Affiliated Lender Assignment and Assumption in lieu of an Assignment and Assumption;

(C) for the avoidance of doubt, Lenders shall not be permitted to assign Revolving Commitments or Revolving Loans to any Purchasing Debt Affiliate;

(D) no Term Loan may be assigned to a Purchasing Debt Affiliate pursuant to this Section 10.04(i) if, after giving effect to such assignment, Purchasing Debt Affiliates in the aggregate would own in excess of 20% of all Term Loans then outstanding;

(E) the Purchasing Debt Affiliate shall not have any MNPI with respect to Holdings, any Borrower or any of the Restricted Subsidiaries that either (a) has not been disclosed to the Lenders (other than Lenders that do not wish to receive MNPI with respect to Holdings, any Borrower or any of the Restricted Subsidiaries) on or prior to the date of the applicable assignment to such Purchasing Debt Affiliate or (b) if not disclosed to the Lenders, could reasonably be expected to have a material effect upon, or otherwise be material (i) to a Lender’s decision to assign its Term Loans or (ii) to the market price of the Term Loans; and

(F) the requirements of Section 10.04(b) (other than the requirement to deliver an Assignment and Assumption) shall have been satisfied with respect to each such assignment as if such Purchasing Debt Affiliate were an Eligible Assignee.

(ii) Notwithstanding anything to the contrary in this Agreement, no Purchasing Debt Affiliate shall have any right to (A) attend (including by telephone) any meeting or discussions (or portion thereof) among any Agent or any Lender to which representatives of Holdings and its Subsidiaries are not invited, (B) receive any information or material prepared by any Agent or any Lender or any communication by or among the Agents and/or one or more Lenders, except to the extent such information or materials have been made available to Holdings, any Subsidiary or their respective representatives (and in any case, other than the right to receive notices of prepayments and other administrative notices in respect of its Loans required to be delivered to Lenders pursuant to Article II) or (C) make or bring (or participate in, other than as a passive participant in or recipient of its pro rata benefits of) any claim, in its capacity as a Lender, against any Agent or any other Lender with respect to any duties or obligations or alleged duties or obligations of such Agent or any other such Lender under the Loan Documents.

(iii) Notwithstanding anything in Section 10.02 or the definition of the term “Required Lenders” or “Required Tranche Lenders” to the contrary, for purposes of determining whether the Required Lenders, the Required Tranche Lenders or any other requisite Tranche vote required by this Agreement have (i) consented (or not consented) to any amendment, modification, waiver, consent or other action with respect to any of the terms of any Loan Document or any departure by any Loan Party therefrom, (ii) otherwise acted on any matter related to any Loan Document or (iii) directed or required any Agent or any Lender to undertake any action (or refrain from taking any action) with respect to or under any Loan Document, all Term Loans held by any Purchasing Debt Affiliate shall be deemed to be not outstanding for all purposes of calculating whether the Required Lenders, the Required Tranche Lenders or the requisite vote of any Tranche of Lenders have taken any actions.

(j) French Law Requirements. Each new Lender may, in the event of an assignment of rights by an existing Lender hereunder, if it considers it necessary to make such transfer effective as against third parties, arrange for the Assignment and Assumption to be notified by way of signification to any French Guarantor in accordance with article 1690 of the French Code Civil (Civil Code). For the avoidance of doubt, the parties hereto agree that if any assignment effected in accordance with this Section 10.04 constitutes a novation within the meaning of articles 1271 et seq. of the French Code Civil (Civil Code), all the rights (including in relation to any security interest granted under the Loan Documents) of the Secured Parties against the Loan Parties shall be maintained in accordance with the provisions of article 1278 of the French Code Civil (Civil Code).

SECTION 10.05. Survival of Agreement. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans and the issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that any Agent, any Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. The provisions of Sections 2.15, 2.16,

2.17 and Article X shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any provision hereof; provided, however, that Section 10.12 shall survive and remain in full force and effect until the date that is one year following the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement.

SECTION 10.06. Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents, and any separate letter agreements with respect to fees payable to the Administrative Agent, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and the London Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by telecopier or other electronic means shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 10.07. Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 10.08. Right of Setoff. If an Event of Default shall have occurred and be continuing, each Lender, each Issuing Bank and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable Requirements of Law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) at any time held and other obligations (in whatever currency) at any time owing by such Lender, such Issuing Bank or any such Affiliate to or for the credit or the account of any Borrower or any other Loan Party against any and all of the obligations of such Borrower or such Loan Party now or hereafter existing under this Agreement or any other Loan Document to such Lender or Issuing bank, irrespective of whether or not such Lender or such Issuing Bank shall have made any demand under this Agreement or any other Loan Document and although such obligations of such Borrower or such Loan Party may be contingent or unmatured or are owed to a branch or office of such Lender or such Issuing bank different from the branch or office holding such deposit or obligated on such indebtedness. The rights of each Lender, each Issuing Bank and their respective

Affiliates under this Section 10.08 are in addition to other rights and remedies (including other rights of setoff) that such Lender, such Issuing Bank or their respective Affiliates may have. Each Lender and each Issuing Bank agrees to notify the Borrowers, the Administrative Agent and the London Agent promptly after any such setoff and application; provided that the failure to give such notice shall not affect the validity of such setoff and application.

SECTION 10.09. Governing Law; Jurisdiction; Consent to Service of Process. (a) Governing Law. This Agreement shall be construed in accordance with and governed by the law of the State of New York, without regard to conflicts of law principles that would require the application of the laws of another jurisdiction.

(b) Submission to Jurisdiction. Each Loan Party hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Supreme Court of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any Loan Document, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may be heard and determined in such New York State court or, to the fullest extent permitted by applicable law, in such Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or any other Loan Document shall affect any right that the Administrative Agent or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Loan Party or its properties in the courts of any jurisdiction.

(c) Waiver of Venue. Each Loan Party hereby irrevocably and unconditionally waives, to the fullest extent permitted by applicable Requirements of Law, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in Section 10.09(b). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable Requirements of Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Service of Process. Each party hereto irrevocably consents to service of process in any action or proceeding arising out of or relating to any Loan Document, in the manner provided for notices (other than telecopier) in Section 10.01. Nothing in this Agreement or any other Loan Document will affect the right of any party hereto to serve process in any other manner permitted by applicable Requirements of Law. Notwithstanding the foregoing, each Loan Party that is organized under the laws of a jurisdiction other than the United States hereby appoints the U.S. Borrower as agent for service of process in the United States, and the U.S. Borrower hereby accepts such appointment.

SECTION 10.10. WAIVER OF JURY TRIAL. EACH LOAN PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE REQUIREMENTS OF LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10.

SECTION 10.11. Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 10.12. Treatment of Certain Information; Confidentiality. Each of the Agents, the Issuing Banks and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and other representatives (it being understood that the persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any Governmental Authority or regulatory authority (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable Requirements of Law or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section 10.12, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement, (ii) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to any Borrower and their obligations or (iii) following consultation with Holdings and the Borrowers, any rating agency for the purpose of obtaining a credit rating applicable to any Lender, (g) with the consent of Holdings or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section 10.12 or (ii) becomes available to any Agent, any Issuing Bank, any Lender or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrowers. For purposes of this Section 10.12, “Information” shall mean all information received from Holdings or any of its Subsidiaries relating to Holdings or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to any Agent, any Issuing Bank or any Lender on a nonconfidential basis prior to disclosure by Holdings or any of its Subsidiaries. Any person required to maintain the confidentiality of Information as provided in this Section 10.12 shall be considered to have complied with its obligation to do so if such person has exercised the same degree of care to maintain the confidentiality of such Information as such person would accord to its own confidential information.

SECTION 10.13. USA PATRIOT Act Notice. Each Lender and each Issuing Bank that is subject to the Patriot Act and each Agent (for itself and not on behalf of any Lender) hereby notifies the Loan Parties that pursuant to the requirements of the Patriot Act it is required to obtain, verify and record information that identifies the Loan Parties, which information includes the name, address and tax identification number of the Loan Parties and other information regarding the Loan Parties that will allow such Lender, such Issuing Bank or such Agent, as applicable, to identify the Loan Parties in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to the Lenders, the Issuing Banks and the Agents.

SECTION 10.14. Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan or participation in any LC Disbursement, together with all fees, charges and other amounts which are treated as interest on such Loan or LC Disbursement or participation therein under applicable Requirements of Law (collectively, the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan or LC Disbursement or participation therein in accordance with applicable Requirements of Law, the rate of interest payable in respect of such Loan or LC Disbursement or participation therein hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan or LC Disbursement or participation therein but were not payable as a result of the operation of this Section 10.14 shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or LC Disbursement or participation therein or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

SECTION 10.15. Lender Addendum. Each Lender to become a party to this Agreement on the date hereof shall do so by delivering to the Administrative Agent a Lender Addendum duly executed by such Lender, the Borrowers and the Administrative Agent.

SECTION 10.16. Obligations Absolute. To the fullest extent permitted by applicable Requirements of Law, all obligations of the Loan Parties hereunder shall be absolute and unconditional irrespective of:

(a) any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation or the like of any Loan Party;

(b) any lack of validity or enforceability of any Loan Document or any other agreement or instrument relating thereto against any Loan Party;

(c) any change in the time, manner or place of payment of, or in any other term of, all or any of the Obligations, or any other amendment or waiver of or any consent to any departure from any Loan Document or any other agreement or instrument relating thereto;

(d) any exchange, release or non-perfection of any other Collateral, or any release or amendment or waiver of or consent to any departure from any guarantee, for all or any of the Obligations;

(e) any exercise or non-exercise, or any waiver of any right, remedy, power or privilege under or in respect hereof or any Loan Document; or

(f) any other circumstances which might otherwise constitute a defense available to, or a discharge of, the Loan Parties.

SECTION 10.17. Joint and Several Liability. (a) Each Borrower is jointly and severally liable under this Agreement for all Obligations, regardless of the manner or amount in which proceeds of Loans are used, allocated, shared or disbursed by or among the Borrowers themselves, or the manner in which an Agent, any Issuing Bank and/or any Lender accounts for such Loans on its books and records.

(b) Notwithstanding anything in this Agreement or the other Loan Documents to the contrary, the obligations of each Loan Party shall be subject to the limitations set forth in Section 7.11.

SECTION 10.18. Conversion of Currencies. (a) If, for the purpose of obtaining judgment in any court or making or filing a claim or proof against any Guarantor, it is necessary to convert a sum owing hereunder in one currency into another currency, each party hereto agrees, to the fullest extent that it may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures in the relevant jurisdiction the first currency could be purchased with such other currency on the Business Day immediately preceding the day on which final judgment is given or such claim or proof is made or filed.

(b) The obligations of each party hereto in respect of any sum due to any other party hereto or any holder of the obligations owing hereunder (the “Applicable

Creditor”) shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than the currency in which such sum is stated to be due hereunder (the “Agreement Currency”), be discharged only to the extent that, on the Business Day following receipt by the Applicable Creditor of any sum adjudged to be so due in the Judgment Currency, the Applicable Creditor may in accordance with normal banking procedures in the relevant jurisdiction purchase the Agreement Currency with the Judgment Currency; if the amount of the Agreement Currency so purchased is less than the sum originally due to the Applicable Creditor in the Agreement Currency, such party agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Applicable Creditor against such loss.

(c) For purposes of, or pending the discharge of, any of the Secured Obligations, the Security Agent may convert any moneys received or recovered by the Security Agent from one currency to another, at the spot rate at which the Security Agent is able to purchase the currency in which the Secured Obligations are due with the amount received. The obligations of any Loan Party to pay in the due currency shall only be satisfied to the extent of the amount of the due currency purchased after deducting the costs of conversion.

(d) The obligations of the parties contained in this Section shall survive the termination of this Agreement and the payment of all other amounts owing hereunder.

SECTION 10.19. Parallel Debt. (a) Each Loan Party hereby irrevocably and unconditionally undertakes to pay to the Security Agent amounts equal to any amounts owing from time to time by such Loan Party, as the case may be, to any Secured Party under any Loan Document (as well as under (x) any Hedging Agreement entered into with any counterparty that is a Secured Party and (y) any Treasury Services Agreement existing on or entered into after the Closing Date, in each case with any counterparty that is a Secured Party) as and when those amounts are due.

(b) Each Loan Party and the Security Agent acknowledge that the obligations of each Loan Party under Section 10.19(a) are several and are separate and independent from, and shall not in any way limit or affect, the corresponding obligations of such Loan Party to any Secured Party under any Loan Document, any Hedging Agreement or any Treasury Services Agreement (its “Corresponding Debt”) nor shall the amounts for which each Loan Party is liable under Section 10.19(a) (its “Parallel Debt”) be limited or affected in any way by its Corresponding Debt; provided that:

(i) the Parallel Debt of each Loan Party shall be decreased to the extent that its Corresponding Debt has been paid or (in the case of guarantee obligations) discharged;

(ii) the Corresponding Debt of each Loan Party shall be decreased to the extent that its Parallel Debt has been paid or (in the case of guarantee obligations) discharged; and

(iii) the amount of the Parallel Debt of any Loan Party shall at all times be equal to the amount of its Corresponding Debt.

(c) The Security Agent acts in its own name as an independent and separate right and not as a trustee, and its claims in respect of the Parallel Debt shall not be held on trust. The Lien granted under the Loan Documents to the Security Agent to secure the Parallel Debt is granted to the Security Agent in its capacity as independent and separate creditor of the Parallel Debt and shall not be held on trust.

(d) All moneys received or recovered by the Security Agent pursuant to this Section 10.19, and all amounts received or recovered by the Security Agent from or by the enforcement of any Lien granted to secure the Parallel Debt, shall be applied in accordance with Section 8.03.

(e) Without limiting or affecting the Security Agent’s rights against the Loan Party (whether under this Section 10.19 or under any other provision of the Loan Documents), each Loan Party acknowledges that:

(i) nothing in this Section 10.19 shall impose any obligation on the Security Agent to advance any sum to any Loan Party or otherwise under any Loan Document, any Hedging Agreement or any Treasury Services Agreement, except in its capacity as a Lender; and

(ii) for the purpose of any vote taken under any Loan Document, the Security Agent shall not be regarded as having any participation or commitment other than those which it has in its capacity as a Lender.

SECTION 10.20. No Fiduciary Duty. Each Credit Party and its Affiliates may have economic interests that conflict with those of the Loan Parties. The Loan Parties each agree that nothing in the Loan Documents or otherwise will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other implied duty between the Credit Parties and their Affiliates and the Loan Parties, their respective stockholders or their respective Affiliates. Each of the Loan Parties acknowledges and agrees that (i) the Transactions are arm’s-length commercial transactions between the Credit Parties and their Affiliates, on the one hand, and the Loan Parties, on the other, (ii) in connection therewith and with the process leading to such transaction, each of the Credit Parties and its Affiliates is acting solely as a principal and not the agent or fiduciary of any of the Loan Parties, their management, stockholders, creditors or any other person, (iii) none of the Credit Parties or their Affiliates has assumed an advisory or fiduciary responsibility in favor of any Loan Party with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Credit Party or any of its Affiliates has advised or is currently advising any Loan Party on other matters) or any other obligation to any Loan Party except the obligations expressly set forth in the Loan Documents and (iv) each Loan Party has consulted its own legal and financial advisors to the extent it deemed appropriate. Each Loan Party further acknowledges and agrees that it is responsible for making its own independent judgment with respect to such transactions and the process leading thereto. Each Loan Party agrees that it will not claim that any Credit Party or its Affiliates have rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to any Loan Party, in connection with such transaction or the process leading thereto.

SECTION 10.21. U.S. Security Agreement Instructions. By executing this document, NDS Finance agrees to comply with any instructions given by the U.S. Borrower pursuant to Section 4.7 of the U.S. Security Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

NDS GROUP LIMITED, as Holdings and Guarantor

by
/s/ Abraham Peled
Name: Abraham Peled
Title: Director

NDS FINANCE LIMITED, as Borrower and Guarantor

by
/s/ Ismat Levin
Name: Ismat Levin
Title: Director

NDS HOLDINGS (EUROPE) LIMITED, as Borrower and Guarantor

by
/s/ Ismat Levin
Name: Ismat Levin
Title: Director

NDS TREASURY (AMERICAS), LLC, as Borrower and Guarantor

by
/s/ Nini Ivrewa
Name: Nini Ivrewa
Title: Manager

NDS LIMITED, as Guarantor

by
/s/ Ismat Levin
Name: Ismat Levin
Title: Director

Signature Page to the Credit Agreement

DIGI-MEDIA VISION LIMITED, as Guarantor

by
/s/ Ismat Levin
Name: Ismat Levin
Title: Director

NEWS DATACOM LIMITED, as Guarantor

by
/s/ Ismat Levin
Name: Ismat Levin
Title: Director

NDS AMERICAS INC., as Guarantor

by
/s/ Alexander Gersh
Name: Alexander Gersh
Title: Director

Signature Page to the Credit Agreement

JPMORGAN CHASE BANK, N.A., as Administrative Agent and Issuing Bank

by
/s/ Christophe Vohmann
Name: Christophe Vohmann
Title: Executive Director

J.P. MORGAN EUROPE LIMITED, as London Agent and Security Agent

by
/s/ Laurence Mawessian
Name: Laurence Mawessian
Title: Vice President

J.P. MORGAN SECURITIES LLC, as Arranger and Bookrunner

by
/s/ Dan Alster
Name: Dan Alster
Title: Executive Director

J.P. MORGAN PLC, as Arranger and Bookrunner

by
/s/ Laurence Mawessian
Name: Laurence Mawessian
Title: Vice President

Signature Page to the Credit Agreement

MORGAN STANLEY SENIOR FUNDING, INC., as Arranger, Bookrunner and Syndication Agent,

by
/s/ Authorized Signatory
Name: Authorized Signatory
Title:

BNP PARIBAS LONDON BRANCH, as Bookrunner and Documentation Agent,

by
/s/ Louis Kenna
Name: Louis Kenna
Title: Managing Director

/s/ Jeffrey Kroen
Name: Jeffrey Kroen
Title: Director

GOLDMAN SACHS LENDING PARTNERS LLC, as Bookrunner and Documentation Agent,

by
/s/ Alexis Maged
Name: Alexis Maged
Title: Authorized Signatory

LLOYDS TSB BANK PLC, as Bookrunner and Documentation Agent,

by
/s/ Emeric Mudout
Name: Emeric Mudout
Title: Associate Director

Signature Page to the Credit Agreement

UBS LIMITED, as Bookrunner and Documentation Agent,

by
/s/ M. Abraham
Name: M. Abraham
Title: Managing Director

/s/ Simon Matthews
Name: Simon Matthews
Title: Director

Signature Page to the Credit Agreement